Exhibit 99.1

                        , 2012

Dear Abbott Laboratories Shareholder:

        In October 2011, we announced plans to separate into two leading, publicly traded health care companies—one in diversified medical products and the other in research-based pharmaceuticals. I am pleased to report that we are on track to operate as two leading health care companies, beginning January 1, 2013.

        The Abbott name will remain with the diversified medical products company, which will consist of our existing businesses in medical devices, nutritional products, diagnostics, and our branded-generic pharmaceuticals sold outside the United States. AbbVie is the new name of our research-based pharmaceuticals company, which will include Abbott's current portfolio of proprietary pharmaceuticals and biologics.

        The separation of our company into two distinct investment identities reflects long-term changes in the health care market that have led us over time to create distinctly different business models for these two businesses. Acknowledging this evolution by separating them into independent companies will allow each to more appropriately pursue its own strategies, and for both to be more effectively valued by investors.

        Both companies will have everything needed to be leaders in their respective industries on day one of independent operation. Both will be Fortune 200 companies with global infrastructure, leading products, and promising research and development pipelines. They will have strong balance sheets and significant cash flow. Both are expected to pay a dividend. We expect that both companies will receive strong credit ratings.

        They will be different in important ways, as well. AbbVie has a more intensive research focus, and a majority of its business is concentrated in developed markets. Abbott will retain a diverse portfolio of health care products and is expected to have a relatively higher growth rate as more of its business is in emerging markets, which are generally faster-growing than developed markets. But these attributes are not mutually exclusive. The Abbott businesses are also research-driven and have attractive margin profiles; and AbbVie will continue to be strong around the world, including in emerging markets.

        The separation will provide current Abbott shareholders with ownership interests in both Abbott and AbbVie. The company has received a ruling from the Internal Revenue Service acknowledging that the separation will be tax-free to Abbott shareholders. However, any cash you receive in lieu of fractional shares generally will be taxable to you.

        The separation will be in the form of a pro rata distribution of all of the outstanding shares of AbbVie common stock to holders of Abbott common shares. Each Abbott shareholder will receive one share of AbbVie common stock for each Abbott common share held as of the close of business on December 12, 2012, the record date for the distribution. You do not need to take any action to receive shares of AbbVie common stock to which you are entitled as an Abbott shareholder. In addition, you do not need to pay any consideration or surrender or exchange your Abbott common shares.

        I encourage you to read the attached information statement, which is being provided to all holders of Abbott shares as of the close of business on December 12, 2012. The information statement describes the separation in detail and contains important business and financial information about AbbVie.

        As ever, we remain committed to working on your behalf to continue to build long-term shareholder value. This step is a positive one for our businesses, our shareholders, and for all the people we serve.

Sincerely,
Miles D. White Chairman of the Board and Chief Executive Officer Abbott Laboratories

                        , 2012

Dear Future AbbVie Stockholder:

        It is a great pleasure to welcome you as a future stockholder of our new company, AbbVie Inc., which will soon begin independent operation as an already-established health care industry leader in proprietary pharmaceuticals and biologics.

        AbbVie will be a global, research-based pharmaceuticals company with a sustainable portfolio of market-leading products, including such brands as HUMIRA, Lupron, Synagis, Kaletra, and Creon and Synthroid in the United States. For our longer-term future, we have built a pipeline of new specialty medicines and formulations, including more than 20 new compounds or indications in Phase II or III development across such important medical specialties as immunology, renal care, hepatitis C, women's health, oncology, and neuroscience, including multiple sclerosis and Alzheimer's disease. We also have a number of new clinical indications in development for our market-leading anti-TNF biologic, HUMIRA.

        AbbVie's business model is distinctly different from Abbott's diversified model. The driver of our success will be the development and commercialization of new pharmaceuticals and biologics—discovered or developed in our own laboratories or by others. As a result of the separation, our stockholders will be able to evaluate the distinct merits, performance, and future prospects of AbbVie.

        I encourage you to learn more about AbbVie by reading the attached information statement. AbbVie has applied to have its common stock authorized for listing on the New York Stock Exchange under the symbol "ABBV."

        Our new company has a new name, of course. But it is a name that connects us to the great heritage of Abbott, with its almost 125 years of experience, tradition, and success. We are very proud of our enduring connection to Abbott's great history, and excited about the equally great future we see ahead of us.

        We at AbbVie have been given a unique opportunity to create a new company with an equally strong heritage of success. We intend to make the absolute most of it—for the sake of all the people who depend upon us: our patients, our customers, and you, our fellow stockholders.

Sincerely,
Richard A. Gonzalez Chairman of the Board and Chief Executive Officer AbbVie Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED NOVEMBER 30, 2012

INFORMATION STATEMENT

AbbVie Inc.

        This information statement is being furnished in connection with the distribution by Abbott Laboratories (Abbott) to its shareholders of all of the outstanding shares of common stock of AbbVie Inc. (AbbVie), a wholly owned subsidiary of Abbott that will hold directly or indirectly the assets and liabilities associated with Abbott's research-based pharmaceuticals businesses. To implement the distribution, Abbott will distribute all of the shares of AbbVie common stock on a pro rata basis to the Abbott shareholders in a manner that is intended to be tax-free in the United States.

        For every common share of Abbott held of record by you as of the close of business on December 12, 2012, the record date for the distribution, you will receive one share of AbbVie common stock. You will receive cash in lieu of any fractional shares of AbbVie common stock that you would have received after application of the above ratio. As discussed under "The Separation and Distribution—Trading Between the Record Date and Distribution Date," if you sell your Abbott common shares in the "regular-way" market after the record date and before the distribution, you also will be selling your right to receive shares of AbbVie common stock in connection with the separation. We expect the shares of AbbVie common stock to be distributed by Abbott Laboratories to you on January 1, 2013. We refer to the date of the distribution of the AbbVie common stock as the "distribution date."

        No vote of Abbott shareholders is required for the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send Abbott a proxy, in connection with the distribution. You do not need to pay any consideration, exchange or surrender your existing Abbott common shares or take any other action to receive your shares of AbbVie common stock.

        There is no current trading market for AbbVie common stock, although we expect that a limited market, commonly known as a "when-issued" trading market, will develop on or shortly before the record date for the distribution, and we expect "regular-way" trading of AbbVie common stock to begin on the first trading day following the completion of the distribution. AbbVie has applied to have its common stock authorized for listing on the New York Stock Exchange (NYSE) under the symbol "ABBV."

        In reviewing this information statement, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 17.

        Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

        This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

        The date of this information statement is                        , 2012.

        This information statement was first mailed to Abbott shareholders on or about                        , 2012.

 Presentation of Information

        Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about AbbVie assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to "AbbVie" and "the company" refer to AbbVie Inc., a Delaware corporation, and its combined subsidiaries. References to AbbVie's historical business and operations refer to the business and operations of Abbott's research-based pharmaceuticals products business that will be transferred to AbbVie in connection with the separation and distribution. References in this information statement to "Abbott" and "Abbott Laboratories" refer to Abbott Laboratories, an Illinois corporation, and its consolidated subsidiaries, unless the context otherwise requires.

Trademarks, Trade Names and Service Marks

        AbbVie owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. Some of the more important trademarks that AbbVie owns or has rights to use that appear in this information statement include: Aluvia®, AndroGel®, Biaxin®, Creon®, Duodopa®, HUMIRA®, Kaletra®, Lucrin®, Lupron®, Lupron Depot®, Niaspan®, Norvir®, Sevorane®, Simcor®, Synagis®, Synthroid®, TriCor®, Trilipix®, Ultane®, and Zemplar®, which may be registered or trademarked in the United States and other jurisdictions. AbbVie's rights to some of these trademarks may be limited to select markets. Each trademark, trade name or service mark of any other company appearing in this information statement is, to AbbVie's knowledge, owned by such other company.

ii

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is AbbVie and why is Abbott separating AbbVie's business and distributing AbbVie's stock?	AbbVie Inc., which is currently a wholly owned subsidiary of Abbott, was formed to hold Abbott's research-based pharmaceuticals business. The separation of AbbVie from Abbott and the distribution of AbbVie common stock are intended to provide you with equity investments in two separate companies that will be able to focus on each of their respective businesses. Abbott and AbbVie expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the sections entitled "The Separation and Distribution—Background" and "The Separation and Distribution—Reasons for the Separation."
Why am I receiving this document?

Abbott is delivering this document to you because you are a holder of Abbott common shares. If you are a holder of Abbott common shares as of the close of business on December 12, 2012, you are entitled to receive one share of AbbVie common stock for each Abbott common share that you held at the close of business on such date. This document will help you understand how the separation and distribution will affect your investment in Abbott and your investment in AbbVie after the separation.

How will the separation of AbbVie from Abbott work?	To accomplish the separation, Abbott will distribute all of the outstanding shares of AbbVie common stock to Abbott shareholders on a pro rata basis as a distribution.
Why is the separation of AbbVie structured as a distribution?

Abbott believes that a tax-free distribution of shares in the United States of AbbVie stock to the Abbott shareholders is an efficient way to separate its research-based pharmaceuticals business in a manner that will create long-term value for Abbott, AbbVie and their respective shareholders.

What is the record date for the distribution?	The record date for the distribution will be December 12, 2012.
When will the distribution occur?

It is expected that all of the shares of AbbVie common stock will be distributed by Abbott on January 1, 2013, to holders of record of Abbott common shares at the close of business on December 12, 2012, the record date.

What do shareholders need to do to participate in the distribution?

Shareholders of Abbott as of the record date will not be required to take any action to receive AbbVie common stock in the distribution, but you are urged to read this entire information statement carefully. No shareholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing Abbott common shares or take any other action to receive your shares of AbbVie common stock. Please do not send in your Abbott stock certificates. The distribution will not affect the number of outstanding Abbott shares or any rights of Abbott shareholders, although it will affect the market value of each outstanding Abbott common share.

You can request a certificate for all or a portion of your shares of AbbVie common stock by contacting Computershare Trust Company, N.A. by telephone at 877-881-5970, on the Internet at www.computershare.com/investor or by sending a written request to Computershare, 250 Royall Street, Canton, MA 02021.

How will shares of AbbVie common stock be issued?

You will receive shares of AbbVie common stock through the same channels that you currently use to hold or trade Abbott common shares, whether through a brokerage account, 401(k) plan or other channel. Receipt of AbbVie shares will be documented for you in the same manner that you typically receive shareholder updates, such as monthly broker statements and 401(k) statements.

If you own Abbott common shares as of the close of business on the record date, including shares owned in certificate form, Abbott, with the assistance of Computershare Trust Company, N.A., the settlement and distribution agent, will electronically distribute shares of AbbVie common stock to you or to your brokerage firm on your behalf in book-entry form. Computershare Trust Company, N.A. will mail you a book-entry account statement that reflects your shares of AbbVie common stock, or your bank or brokerage firm will credit your account for the shares. If you own Abbott common shares through the Abbott Laboratories dividend reinvestment plan, the AbbVie shares you receive will be distributed to a new AbbVie dividend reinvestment plan account that will be created for you. Following the distribution, shareholders whose shares are held in book-entry form may request the delivery of physical stock certificates for their shares or that their shares of AbbVie common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.

If I was enrolled in the Abbott Laboratories dividend reinvestment plan, will I automatically be enrolled in the AbbVie dividend reinvestment plan?

Yes. If you elected to have your Abbott cash dividends applied toward the purchase of additional Abbott shares, the AbbVie shares you receive in the distribution will be automatically enrolled in the AbbVie dividend reinvestment plan sponsored by Computershare Trust Company, N.A. (AbbVie's transfer agent and registrar), unless you notify Computershare Trust Company, N.A. that you do not want to reinvest any AbbVie cash dividends in additional AbbVie shares. For contact information for Computershare Trust Company, N.A., see "Description of AbbVie's Capital Stock—Transfer Agent and Registrar."

How many shares of AbbVie common stock will I receive in the distribution?

Abbott will distribute to you one share of AbbVie common stock for each common share of Abbott held by you as of the record date. Based on approximately 1.58 billion Abbott common shares outstanding as of November 1, 2012, a total of approximately 1.58 billion shares of AbbVie common stock will be distributed. For additional information on the distribution, see "The Separation and Distribution."

Will AbbVie issue fractional shares of its common stock in the distribution?

No. AbbVie will not issue fractional shares of its common stock in the distribution. Fractional shares that Abbott shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those shareholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

What are the conditions to the distribution?	The distribution is subject to a number of conditions, including, among others:

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the making of a $10.2 billion cash distribution from AbbVie to Abbott prior to the distribution (in addition to the approximately $3.0 billion in principal amount of certain senior notes issued by AbbVie to Abbott, which notes were thereafter immediately exchanged by Abbott with a third party for existing commercial paper of Abbott in satisfaction and discharge of such commercial paper), and the determination by Abbott in its sole discretion that following the separation it will have no further liability or obligation whatsoever under the credit facility or any of the other financing arrangements that AbbVie will be entering into in connection with the separation;

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the receipt of a private letter ruling from the Internal Revenue Service (IRS) to the effect that, among other things, the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the Code), and certain transactions related to the transfer of assets and liabilities to AbbVie in connection with the separation will not result in the recognition of any gain or loss to Abbott, AbbVie or their shareholders, and such private letter ruling shall not have been revoked or modified in any material respect;

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the receipt of an opinion from tax counsel to Abbott to the effect that the separation and distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code;

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the receipt of an opinion from an independent appraisal firm to the board of directors of Abbott confirming the solvency and financial viability of Abbott before the distribution and each of Abbott and AbbVie after the distribution that is in form and substance acceptable to Abbott in its sole discretion;

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the U.S. Securities and Exchange Commission (SEC) declaring effective the registration statement of which this information statement forms a part, and the mailing of the information statement to Abbott shareholders;

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no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

• the shares of AbbVie common stock to be distributed shall have been accepted for listing on the NYSE, subject to official notice of distribution; and

•

no other event or development existing or having occurred that, in the judgment of Abbott's board of directors, in its sole discretion, makes it inadvisable to effect the separation, distribution and other related transactions.

Abbott and AbbVie cannot assure you that any or all of these conditions will be met. In addition, Abbott can decline at any time to go forward with the separation. For a complete discussion of all of the conditions to the distribution, see "The Separation and Distribution—Conditions to the Distribution."
What is the expected date of completion of the separation?

The completion and timing of the separation are dependent upon a number of conditions. It is expected that the shares of AbbVie common stock will be distributed by Abbott on January 1, 2013 to the holders of record of Abbott common shares at the close of business on the record date. However, no assurance can be provided as to the timing of the separation or that all conditions to the separation will be met.

Can Abbott decide to cancel the distribution of AbbVie common stock even if all the conditions have been met?

Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See the section entitled "The Separation and Distribution—Conditions to the Distribution." Until the distribution has occurred, Abbott has the right to terminate the distribution, even if all of the conditions are satisfied.

What if I want to sell my Abbott common stock or my AbbVie common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.
What is "regular-way" and "ex-distribution" trading of Abbott stock?

Beginning on or shortly before the record date and continuing up to and through the distribution date, it is expected that there will be two markets in Abbott common shares: a "regular-way" market and an "ex-distribution" market. Abbott common shares that trade in the "regular-way" market will trade with an entitlement to shares of AbbVie common stock distributed pursuant to the distribution. Shares that trade in the "ex-distribution" market will trade without an entitlement to shares of AbbVie common stock distributed pursuant to the distribution.

If you decide to sell any Abbott common shares before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Abbott common shares with or without your entitlement to AbbVie common stock pursuant to the distribution.

Where will I be able to trade shares of AbbVie common stock?

AbbVie has applied to list its common stock on the NYSE under the symbol "ABBV." AbbVie anticipates that trading in shares of its common stock will begin on a "when-issued" basis on or shortly before the record date and will continue up to and through the distribution date and that "regular-way" trading in AbbVie common stock will begin on the first trading day following the completion of the separation. If trading begins on a "when-issued" basis, you may purchase or sell AbbVie common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. AbbVie cannot predict the trading prices for its common stock before, on or after the distribution date. AbbVie also intends to list its common stock on the Chicago Stock Exchange, NYSE Euronext Paris, and the SIX Swiss Exchange.

What will happen to the listing of Abbott common shares?	Abbott common shares will continue to trade on the NYSE after the distribution.
Will the number of Abbott common shares that I own change as a result of the distribution?	No. The number of Abbott common shares that you own will not change as a result of the distribution.
Will the distribution affect the market price of my Abbott shares?

Yes. As a result of the distribution, Abbott expects the trading price of Abbott common shares immediately following the distribution to be lower than the "regular-way" trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the research-based pharmaceuticals business held by AbbVie. Abbott believes that over time following the separation, assuming the same market conditions and the realization of the expected benefits of the separation, the Abbott common shares and the AbbVie common stock should have a higher aggregate market value as compared to what the market value of Abbott common shares would be if the separation and distribution did not occur. There can be no assurance, however, that such a higher aggregate market value will be achieved. This means, for example, that the combined trading prices of one Abbott common share and one share of AbbVie common stock after the distribution may be equal to, greater than or less than the trading price of one Abbott common share before the distribution.

What are the material U.S. federal income tax consequences of the contribution and the distribution?

Abbott has received a private letter ruling from the IRS to the effect that, among other things, the separation and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. It is a condition to the completion of the distribution that such ruling shall not have been revoked or modified in any material respect. Abbott has also received an opinion from outside tax counsel to the effect that the separation and the distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code. Under the private letter ruling from the IRS, the separation and the distribution will qualify as a reorganization for U.S. federal income tax purposes under Section 355 and Section 368(a)(1)(D) of the Code, and accordingly, no gain or loss will be recognized by Abbott in connection with the separation and distribution and, except with respect to cash received in lieu of a fractional share of AbbVie common stock, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of AbbVie common stock in the distribution for U.S. federal income tax purposes. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional share of AbbVie common stock. For more information regarding the private letter ruling and the potential U.S. federal income tax consequences to Abbott and to you of the separation and the distribution, see the section entitled "Material U.S. Federal Income Tax Consequences."

How will I determine my tax basis in the AbbVie shares I receive in the distribution?

For U.S. federal income tax purposes, your aggregate basis in the common shares that you hold in Abbott and the new AbbVie common stock received in the distribution (including any fractional share interest in AbbVie common stock for which cash is received) will equal the aggregate basis in the Abbott common shares held by you immediately before the distribution, allocated between your Abbott common shares and the AbbVie common stock (including any fractional share interest in AbbVie common stock for which cash is received) you receive in the distribution in proportion to the relative fair market value of each on the distribution date.

You should consult your tax advisor about the particular consequences of the distribution to you, including the application of the tax basis allocation rules and the application of state, local and foreign tax laws.

What will AbbVie's relationship be with Abbott following the separation?

AbbVie has entered into a separation and distribution agreement with Abbott to effect the separation and provide a framework for AbbVie's relationship with Abbott after the separation and will enter into certain other agreements, such as a U.S. and an ex-U.S. transition services agreement, a tax sharing agreement, an employee matters agreement, a special products master agreement, an international commercial operations agreement, a Luxembourg international commercial operations agreement, an information technology agreement, finished goods supply agreements, contract manufacturing agreements, and a transitional trademark license agreement. These agreements will provide for the separation between AbbVie and Abbott of the assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) of Abbott and its subsidiaries attributable to periods prior to, at and after AbbVie's separation from Abbott and will govern the relationship between AbbVie and Abbott subsequent to the completion of the separation. For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections entitled "Risk Factors—Risks Related to the Separation" and "Certain Relationships and Related Person Transactions."

Who will manage AbbVie after the separation?

AbbVie benefits from having in place a management team with an extensive background in the research-based pharmaceuticals business. Led by Richard A. Gonzalez, who will be AbbVie's Chairman and Chief Executive Officer after the separation, AbbVie's management team possesses deep knowledge of, and extensive experience in, its industry. AbbVie's management team also includes Laura J. Schumacher, William J. Chase, Carlos Alban, John Leonard, M.D., Timothy J. Richmond, Azita Saleki-Gerhardt, and Thomas A. Hurwich, who have all held senior positions of responsibility at Abbott. For more information regarding AbbVie's management, see "Management."

Are there risks associated with owning AbbVie common stock?

Yes. Ownership of AbbVie common stock is subject to both general and specific risks relating to AbbVie's business, the industry in which it operates, its ongoing contractual relationships with Abbott and its status as a separate, publicly traded company. Ownership of AbbVie common stock is also subject to risks relating to the separation. These risks are described in the "Risk Factors" section of this information statement beginning on page 17. You are encouraged to read that section carefully.

Does AbbVie plan to pay dividends?

AbbVie currently expects that it will initially pay a regular cash dividend. However, the declaration and payment of any dividends in the future by AbbVie will be subject to the sole discretion of its board of directors and will depend upon many factors. See "Dividend Policy."

Who will be the distribution agent, transfer agent, registrar and information agent for the AbbVie common stock?

The distribution agent, transfer agent and registrar for the AbbVie common stock will be Computershare Trust Company, N.A. For questions relating to the transfer or mechanics of the stock distribution, you should contact:

Computershare 250 Royall Street Canton, MA 02021 877-881-5970

If your shares are held by a bank, broker or other nominee, you may call the information agent for the distribution, Georgeson Inc., toll free at 866-628-6023. Banks and brokers should call 212-440-9800.

Where can I find more information about Abbott and AbbVie?	Before the distribution, if you have any questions relating to Abbott's business performance, you should contact:
Abbott Laboratories Investor Relations 100 Abbott Park Road Abbott Park, Illinois 60064-6400 Tel: 847-937-6100 www.abbottinvestor.com
After the distribution, AbbVie stockholders who have any questions relating to AbbVie's business performance should contact AbbVie at:
AbbVie Inc. Investor Relations 1 North Waukegan Road North Chicago, Illinois 60064 Tel: 847-932-7900 www.abbvieinvestor.com
The AbbVie investor Web site will be operational as of January 1, 2013.

INFORMATION STATEMENT SUMMARY

        The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the separation or other information that may be important to you. To better understand the separation and AbbVie's business and financial position, you should carefully review this entire information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to "AbbVie" and "the company" refer to AbbVie Inc. and its combined subsidiaries. References in this information statement to "Abbott" and "Abbott Laboratories" refer to Abbott Laboratories, an Illinois corporation, and its consolidated subsidiaries, unless the context otherwise requires.

        This information statement describes the businesses to be transferred to AbbVie by Abbott in the separation as if the transferred businesses were AbbVie's businesses for all historical periods described. References in this information statement to AbbVie's historical assets, liabilities, products, businesses or activities of AbbVie's business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred businesses as the businesses were conducted as part of Abbott and its subsidiaries prior to the separation.

AbbVie

        AbbVie is a research-based pharmaceuticals company with a broad and sustainable portfolio of market-leading proprietary pharmaceuticals and biologics sold worldwide. AbbVie products are used to treat rheumatoid arthritis, psoriasis, Crohn's disease, HIV, cystic fibrosis complications, low testosterone, thyroid disease, Parkinson's disease, and complications associated with chronic kidney disease, among other indications. AbbVie also has a pipeline of promising new medicines, including more than 20 compounds or indications in Phase II or Phase III development across such important medical specialties as immunology, renal care, hepatitis C, women's health, oncology, and neuroscience, including multiple sclerosis and Alzheimer's disease. After the separation, AbbVie will be a Fortune 200 company.

        In 2011, AbbVie generated revenue of approximately $17.4 billion, growing 11.6 percent from 2010, with net earnings of $3.4 billion. AbbVie's revenues are generated worldwide, with approximately 55 percent of 2011 revenue generated in the United States, approximately 31 percent in the European Union and other developed markets, and approximately 14 percent in emerging markets. AbbVie has a strong portfolio of marketed products led by HUMIRA. HUMIRA is approved for seven indications in the United States and nine in the European Union, and is also in development for a number of additional indications. Since the launch of HUMIRA in 2003, AbbVie has successfully grown worldwide sales of this product to approximately $7.9 billion in 2011.

        AbbVie's principal products are:

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  HUMIRA, for the treatment of rheumatoid arthritis, psoriatic arthritis, ankylosing spondylitis, psoriasis, juvenile idiopathic arthritis, and Crohn's disease as well as ulcerative colitis in the United States and European Union and axial spondyloarthritis and pediatric Crohn's disease in the European Union;

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  Kaletra, also marketed as Aluvia, and Norvir for the treatment of HIV infection;

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  Lupron, also marketed as Lucrin, and Lupron Depot, used for the palliative treatment of advanced prostate cancer, treatment of endometriosis and central precocious puberty, and for the preoperative treatment of patients with anemia caused by uterine fibroids;

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  Synagis, for the prevention of respiratory syncytial virus (RSV);

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  AndroGel, for the treatment of adult males who have low testosterone;

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  the anesthesia product sevoflurane (sold under the trademarks Ultane and Sevorane);

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  Zemplar, for the prevention and treatment of secondary hyperparathyroidism associated with Stage 3, 4, or 5 chronic kidney disease;

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  Synthroid, for the treatment of hypothyroidism;

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  Creon, for the treatment of pancreatic exocrine insufficiency associated with several underlying conditions, including cystic fibrosis and chronic pancreatitis; and

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  TriCor, Trilipix, Simcor, and Niaspan, for the treatment of dyslipidemia.

AbbVie has the rights to sell AndroGel, Synthroid, Creon, TriCor, Trilipix and Niaspan only in the United States. AbbVie has the rights to sell Simcor worldwide except Canada. AbbVie has the rights to sell sevoflurane for human use worldwide.

AbbVie's Strengths

        AbbVie possesses a number of competitive advantages that distinguish the company from its competitors, including:

        Portfolio of leading products.    AbbVie has a strong portfolio of products led by its market leading biologic, HUMIRA. HUMIRA is approved for seven indications in the United States and nine in the European Union, and is also in development for a number of additional indications. AbbVie has leading market positions in several treatment areas including rheumatoid arthritis, psoriasis, Crohn's disease, HIV, cystic fibrosis complications, low testosterone, and thyroid disease. These treatment areas have significant growth potential driven by a number of factors, including increasing prevalence and diagnosis, demographics, and market penetration. AbbVie's products demonstrate strong clinical performance for the patient and economic value for the payor.

        Broad pipeline of small molecule drugs and biologics targeting areas of unmet medical need.    Building and advancing AbbVie's existing product pipeline is a key driver to future growth. For example, AbbVie's investigational interferon-free HCV treatment, which is currently in Phase III development, has the potential to shorten and simplify treatment and increase cure rates. In addition, other Phase III programs include: daclizumab for multiple sclerosis; a levodopa-carbidopa intestinal gel (LCIG) in the United States for advanced Parkinson's disease; elagolix for endometriosis; elotuzumab for multiple myeloma; and several new HUMIRA indications. AbbVie's pipeline also includes 10 compounds or new indications in mid-stage trials, including several that are expected to advance to Phase III within the next 18 months.

        Worldwide commercial infrastructure and opportunity for continued geographic penetration and expansion.    In 2011, AbbVie's products were sold in more than 170 countries. AbbVie has strong and extensive sales, marketing, and distribution organizations around the world to support its products. In 2011, AbbVie had sales of approximately $7.7 billion outside of the United States, including sales to emerging markets of approximately $2.4 billion, or 14 percent, of sales. Continued penetration of HUMIRA and other products will help drive growth in markets worldwide.

        Strong cash flow.    In 2011, AbbVie generated approximately $6.2 billion in operating cash flow and spent approximately $0.4 billion on capital expenditures. AbbVie anticipates that its business will continue to generate stable cash flow going forward, which would allow the company to continue to invest in its pipeline and return cash to stockholders in the form of dividends.

        Experienced management team with track record of successful performance.    AbbVie's management team has a strong track record of performance and execution. Richard A. Gonzalez, who has served as

Executive Vice President of Abbott's Pharmaceutical Products Group since 2010, will be AbbVie's Chairman of the Board and Chief Executive Officer. Mr. Gonzalez has served more than 30 years in various capacities at Abbott, including as President and Chief Operating Officer. Laura J. Schumacher, who has served as Executive Vice President, General Counsel and Corporate Secretary of Abbott, with additional responsibility for Abbott's licensing and acquisitions function and its Office of Ethics and Compliance, will be AbbVie's Executive Vice President, Business Development, External Affairs and General Counsel. Ms. Schumacher has served over 20 years at Abbott and was head of Abbott's litigation department before being appointed General Counsel. William J. Chase, who has served more than 20 years in various capacities at Abbott, including as Abbott's Vice President, Licensing and Acquisitions since 2010 and as Abbott's Treasurer, will be AbbVie's Executive Vice President, Chief Financial Officer. Carlos Alban, who has served over 25 years at Abbott, including as Senior Vice President, Proprietary Pharmaceutical Products, Global Commercial Operations and Senior Vice President, International Pharmaceuticals, is expected to be named AbbVie's Executive Vice President, Commercial Operations. John M. Leonard, M.D., who has served over 20 years in various capacities at Abbott, including most recently as Senior Vice President, Pharmaceuticals, Research and Development, is expected to be named Senior Vice President, Chief Scientific Officer of AbbVie. Timothy J. Richmond, who has served more than 5 years at Abbott, most recently as Divisional Vice President of Compensation and Benefits, will be AbbVie's Senior Vice President, Human Resources. Azita Saleki-Gerhardt, who has served over 15 years at Abbott, most recently as Vice President, Pharmaceuticals Manufacturing and Supply, is expected to be named AbbVie's Senior Vice President, Operations. Thomas A. Hurwich, who has served over 25 years at Abbott, most recently as Vice President, Internal Audit, is expected to be named Vice President, Controller of AbbVie.

AbbVie's Strategies

        AbbVie is seeking to grow its business by, among other things:

        Expanding HUMIRA sales.    AbbVie expects to continue to drive strong HUMIRA sales growth in two ways. First, AbbVie is seeking to expand patients' use of its biologic, HUMIRA. Worldwide use of biologics in applicable populations continues to be low, ranging from mid-single digit percentages in moderate to severe plaque psoriasis to the mid-20s for conditions such as moderate to severe rheumatoid arthritis and moderate to severe Crohn's disease. AbbVie believes that there is significant room for increasing clinically appropriate use across all of HUMIRA's therapeutic areas, particularly in international markets. By encouraging early diagnosis and proper use of HUMIRA for clinically appropriate patients, AbbVie intends to increase the number of patients who use HUMIRA to treat their autoimmune conditions. Second, AbbVie is seeking to expand the HUMIRA patient base by applying for regulatory approval of new indications for HUMIRA, treating conditions such as axial and peripheral spondyloarthritis and uveitis.

        Advancing the pipeline.    AbbVie's goal is to bring to market products that demonstrate strong clinical performance for patients and economic value for payors. The company's pipeline includes both small molecules and targeted biologic therapies, and a mix of new compounds and new indications. The company has more than 20 compounds or indications in Phase II or III development individually and under collaboration or license agreements. From 2013 through 2016, AbbVie anticipates new product launches, including: AbbVie's interferon-free regimen for the treatment of HCV; a levodopa-carbidopa intestinal gel (LCIG) in the United States for advanced Parkinson's disease; elotuzumab, a humanized monoclonal antibody for the treatment of multiple myeloma; daclizumab, a monoclonal antibody for the treatment of multiple sclerosis; ABT-199, a next-generation bcl-2 inhibitor in development for chronic lymphocytic leukemia; and new indications for HUMIRA.

        Expanding its presence in emerging markets.    AbbVie plans to continue making investments in key emerging markets, including Brazil, China, India, Mexico, Russia, and Turkey. Continued penetration by HUMIRA and other leading products is expected to help drive growth in these markets.

        Managing the product portfolio to maximize value.    AbbVie plans to continue its investment in products with durable sales, while making adjustments as necessary to increase the value of its product portfolio. AbbVie will achieve this objective in a variety of ways depending on product and circumstances by, for example, identifying supply chain efficiencies, pursuing additional indications, and optimizing residual value as products reach the end of exclusivity. AbbVie believes that its approach will allow the company to maintain a strong operating margin on existing products.

Risks Associated with AbbVie's Business and the Separation and Distribution

        An investment in AbbVie common stock is subject to a number of risks, including risks relating to the separation and distribution. The following list of risk factors is not exhaustive. Please read the information in the section captioned "Risk Factors" for a more thorough description of these and other risks.

  Risks Relating to AbbVie's Business

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  The expiration or loss of patent protection and licenses may adversely affect AbbVie's future revenues and operating income.

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  AbbVie's major products could lose patent protection earlier than expected, which could adversely affect AbbVie's future revenues and operating income.

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  A third party's intellectual property may prevent AbbVie from selling its products or have a material adverse effect on AbbVie's future profitability and financial condition.

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  Any significant event that adversely affects HUMIRA revenues could have a material and negative impact on AbbVie's results of operations and cash flows.

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  AbbVie's research and development efforts may not succeed in developing commercially successful products and technologies, which may cause its revenues and profitability to decline.

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  A portion of AbbVie's near-term pharmaceutical pipeline relies on collaborations with third parties, which may adversely affect the development and sale of its products.

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  AbbVie's business is dependent on the successful development and marketing of new products, which are subject to substantial risks.

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  AbbVie's biologic products may become subject to competition from biosimilars.

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  Significant safety or efficacy issues could arise for AbbVie's products, which could have a material adverse effect on AbbVie's revenues and financial condition.

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  AbbVie is subject to cost-containment efforts and pricing pressures that could cause a reduction in future revenues and operating income.

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  AbbVie is subject to numerous governmental regulations, and it can be costly to comply with these regulations and to develop compliant products and processes.

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  AbbVie's compliance with the obligations of the May 7, 2012 resolution of the Department of Justice's investigation into the sales and marketing activities for Depakote will impose costs and burdens on AbbVie.

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  The international nature of AbbVie's business subjects it to additional business risks that may cause its revenue and profitability to decline.

  Risks Relating to the Separation and Distribution

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  AbbVie has no history operating as an independent company, and AbbVie's historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

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  AbbVie may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect AbbVie's business.

The Separation and Distribution

        On October 19, 2011, Abbott announced that it intended to separate its research-based pharmaceuticals business from the remainder of its businesses, including its medical devices, nutritional products, diagnostics, and branded generic pharmaceuticals (sold outside the United States) businesses.

        On November 28, 2012, the Abbott board of directors approved the distribution of all of AbbVie's issued and outstanding shares of common stock on the basis of one share of AbbVie common stock for each Abbott common share held as of the close of business on December 12, 2012, the record date.

  AbbVie's Post-Separation Relationship with Abbott

        AbbVie has entered into a separation and distribution agreement with Abbott, which we refer to in this information statement as the "separation agreement" or the "separation and distribution agreement." In connection with the separation, AbbVie will enter into various other agreements to effect the separation and provide a framework for its relationship with Abbott after the separation, such as a U.S. and an ex-U.S. transition services agreement, a tax sharing agreement, an employee matters agreement, a special products master agreement, an international commercial operations agreement, a Luxembourg international commercial operations agreement, an information technology agreement, finished goods supply agreements, contract manufacturing agreements, and a transitional trademark license agreement. These agreements will provide for the allocation between AbbVie and Abbott of Abbott's assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after AbbVie's separation from Abbott and will govern certain relationships between AbbVie and Abbott after the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections entitled "Risk Factors—Risks Related to the Separation" and "Certain Relationships and Related Person Transactions."

  Reasons for the Separation

        The Abbott board of directors believes that separating the research-based pharmaceuticals business from the remainder of Abbott is in the best interests of Abbott and its shareholders for a number of reasons, including that:

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  The investment identities of Abbott and AbbVie have evolved independently over time. The separation will allow investors to separately value Abbott and AbbVie based on their unique investment identities, including the merits, performance and future prospects of their respective businesses. The separation will also provide investors with two distinct and targeted investment opportunities.

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  The separation will allow each business to more effectively pursue its own distinct operating priorities and strategies, which have diverged over time, and will enable the management of both companies to pursue unique opportunities for long-term growth and profitability.

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  The separation will permit each company to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in a time and manner appropriate for its distinct strategy and business needs. This will facilitate a more efficient allocation of capital.

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  The separation will create an independent equity structure that will afford AbbVie direct access to capital markets and facilitate the ability to capitalize on its unique growth opportunities and effect future acquisitions utilizing its common stock.

        The Abbott board of directors considered a number of potentially negative factors in evaluating the separation, including risks relating to the creation of a new public company, possible increased costs and one-time separation costs, but concluded that the potential benefits of the separation outweighed these factors. For more information, see the sections entitled "The Separation and Distribution—Reasons for the Separation" and "Risk Factors" included elsewhere in this information statement.

Corporate Information

        AbbVie Inc. was incorporated in Delaware on April 10, 2012 for the purpose of holding Abbott's research-based pharmaceuticals business in connection with the separation and distribution described herein. Prior to the contribution of this business to AbbVie, which will occur over a period of several months prior to the distribution, AbbVie will have no operations. The address of AbbVie's principal executive offices is 1 North Waukegan Road, North Chicago, Illinois 60064. AbbVie's telephone number is 847-932-7900.

        Beginning January 1, 2013, AbbVie will also maintain an Internet site at www.abbvie.com. AbbVie's website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

Reason for Furnishing this Information Statement

        This information statement is being furnished solely to provide information to shareholders of Abbott who will receive shares of AbbVie common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of AbbVie's securities. The information contained in this information statement is believed by AbbVie to be accurate as of the date set forth on its cover. Changes may occur after that date and neither Abbott nor AbbVie will update the information except in the normal course of their respective disclosure obligations and practices.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
COMBINED FINANCIAL INFORMATION

        The following table sets forth summary historical financial information for the periods indicated below. The summary balance sheet data as of December 31, 2011 and 2010 and the summary statement of earnings data for the years ended December 31, 2011, 2010, and 2009 have been derived from AbbVie's audited combined financial statements which are included elsewhere in this information statement. The summary balance sheet data as of December 31, 2009 have been derived from AbbVie's unaudited combined financial statements that are not included in this information statement. The summary balance sheet data as of September 30, 2012 and the summary statement of earnings data for the nine months ended September 30, 2012 and 2011 are derived from AbbVie's unaudited condensed interim financial statements which are included elsewhere in this information statement. The summary balance sheet data as of September 30, 2011 is derived from AbbVie's unaudited condensed interim financial statements which are not included in this information statement.

        The summary financial information may not be indicative of AbbVie's future performance as an independent company. It should be read in conjunction with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma combined financial statements and corresponding notes, the audited combined financial statements and corresponding notes and the unaudited condensed interim combined financial statements and corresponding notes included elsewhere in this information statement.

        The pro forma data for the periods ended September 30, 2012 and December 31, 2011 assume that the separation occurred as of January 1, 2011. The pro forma balance sheet assumes that the separation occurred as of September 30, 2012. The pro forma adjustments are based upon available information and assumptions that AbbVie believes are reasonable. The summary unaudited pro forma condensed financial information is for illustrative and informational purposes only and does not purport to represent what the financial position or results of operations would have been if AbbVie had operated as an independent company during the periods presented or if the transactions described therein had actually occurred as of the date indicated, nor does it project the financial position at any future date or the results of operations for any future period. Please see the notes to the unaudited pro forma combined financial statements included elsewhere in this information statement for a discussion of adjustments reflected in the pro forma combined financial statements.

	For the Nine Months Ended September 30,			For the Years Ended December 31,
	Pro Forma 2012	2012	2011	Pro Forma 2011	2011	2010	2009
	(dollars and shares in millions; except earnings per share amounts)
Combined Statement of Earnings Data:
Net Sales	$13,325	$13,174	$12,580	$17,639	$17,444	$15,638	$14,214
Costs and Expenses:
Cost of products sold	3,374	3,243	3,463	4,847	4,639	4,293	4,056
Research and development	2,089	2,097	1,842	2,614	2,618	2,495	1,707
Acquired in-process research and development	260	260	272	673	673	313	170
Selling, general and administrative	3,471	3,578	4,760	5,894	5,894	3,820	3,349
Interest Expense	219	—	—	292	—	—	—
Net foreign exchange loss (gain)	27	27	(32)	(30)	(30)	(30)	19
Other (income) expense, net	(53)	(43)	(36)	(18)	(18)	(89)	(1,037)

Earnings before taxes	3,938	4,012	2,311	3,367	3,668	4,836	5,950
Taxes on earnings	211	277	35	124	235	658	1,314

Net earnings	3,727	3,735	2,276	3,243	3,433	4,178	4,636

Earnings per common share:
Basic	2.34	N/A	N/A	2.05	N/A	N/A	N/A
Diluted	2.31	N/A	N/A	2.03	N/A	N/A	N/A
Average Number of Common Shares Outstanding:
Basic	1,583	N/A	N/A	1,572	N/A	N/A	N/A
Diluted	1,600	N/A	N/A	1,585	N/A	N/A	N/A
	As of September 30,
					As of December 31,
	Pro Forma 2012
		2012	2011		2011	2010	2009
	(dollars in millions)
Combined Balance Sheet Data:
Total assets	$25,948	$22,730	$20,036		$19,657	$21,135	$15,858
Long-term debt	14,700	—	—		—	—	—

RISK FACTORS

        You should carefully consider the following risks and other information in this information statement in evaluating AbbVie and AbbVie's common stock. Any of the following risks could materially and adversely affect AbbVie's results of operations or financial condition. The risk factors generally have been separated into three groups: risks related to AbbVie's business, risks related to the separation and risks related to AbbVie's common stock.

Risks Related to AbbVie's Business

The expiration or loss of patent protection and licenses may adversely affect AbbVie's future revenues and operating income.

        AbbVie relies on patent, trademark and other intellectual property protection in the discovery, development, manufacturing, and sale of its products. In particular, patent protection is, in the aggregate, important in AbbVie's marketing of pharmaceutical products in the United States and most major markets outside of the United States. Patents covering AbbVie products normally provide market exclusivity, which is important for the profitability of many of AbbVie's products.

        As patents for certain of its products expire, AbbVie will or could face competition from lower priced generic products. The expiration or loss of patent protection for a product typically is followed promptly by substitutes that may significantly reduce sales for that product in a short amount of time. If AbbVie's competitive position is compromised because of generics or otherwise, it could have a material adverse effect on AbbVie's business and results of operations. In addition, proposals emerge from time to time for legislation to further encourage the early and rapid approval of generic drugs. Any such proposals that are enacted into law could worsen the effect of generic competition.

        AbbVie's principal patents and trademarks are described in greater detail in the sections captioned "Business—Intellectual Property Protection and Regulatory Exclusivity" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations," and litigation regarding these patents is described in the section captioned "Business—Legal Proceedings." The U.S. composition of matter patent for HUMIRA, which is AbbVie's largest selling product and had worldwide sales of approximately $7.9 billion in 2011, is expected to expire in December 2016, and the equivalent European Union patent is expected to expire in the majority of EU countries in April 2018. Because HUMIRA is a biologic and biologics cannot be readily substituted, it is uncertain what impact the loss of patent protection would have on the sales of HUMIRA.

AbbVie's major products could lose patent protection earlier than expected, which could adversely affect AbbVie's future revenues and operating income.

        Third parties or government authorities may challenge or seek to invalidate or circumvent AbbVie's patents and patent applications. For example, manufacturers of generic pharmaceutical products file, and may continue to file, Abbreviated New Drug Applications (ANDAs) with the United States Food and Drug Administration (FDA) seeking to market generic forms of AbbVie's products prior to the expiration of relevant patents owned or licensed by AbbVie by asserting that the patents are invalid, unenforceable and/or not infringed. For example, certain companies have filed ANDAs seeking approval to market generic versions of fenofibric acid capsules (Trilipix) and niacin extended release tablets (Niaspan). These companies have asserted that the AbbVie patents covering these products are invalid, unenforceable, and/or not infringed by their respective products. AbbVie recently entered into settlement agreements resolving substantially all of these challenges. For a description of other material pending challenges, please refer to the "Business—Legal Proceedings" section of this information statement.

        Although most of the challenges to AbbVie's intellectual property have come from other businesses, governments may also challenge intellectual property protections. For example, court decisions and potential legislation relating to patents, such as legislation regarding biosimilars, and other regulatory initiatives may result in further erosion of intellectual property protection. In addition, certain governments outside the United States have indicated that compulsory licenses to patents may be sought to further their domestic policies or on the basis of national emergencies, such as HIV/AIDS. If triggered, compulsory licenses could diminish or eliminate sales and profits from those jurisdictions and negatively affect AbbVie's results of operations.

        AbbVie normally responds to challenges by vigorously defending its patents, including by filing patent infringement lawsuits. Patent litigation and other challenges to AbbVie's patents are costly and unpredictable and may deprive AbbVie of market exclusivity for a patented product. To the extent AbbVie's intellectual property is successfully challenged or circumvented or to the extent such intellectual property does not allow AbbVie to compete effectively, AbbVie's business will suffer. To the extent that countries do not enforce AbbVie's intellectual property rights or require compulsory licensing of AbbVie's intellectual property, AbbVie's future revenues and operating income will be reduced.

A third party's intellectual property may prevent AbbVie from selling its products or have a material adverse effect on AbbVie's future profitability and financial condition.

        Third parties may claim that an AbbVie product infringes upon their intellectual property. Resolving an intellectual property infringement claim can be costly and time consuming and may require AbbVie to enter into license agreements. AbbVie cannot guarantee that it would be able to obtain license agreements on commercially reasonable terms. A successful claim of patent or other intellectual property infringement could subject AbbVie to significant damages or an injunction preventing the manufacture, sale, or use of the affected AbbVie product or products. Any of these events could have a material adverse effect on AbbVie's profitability and financial condition.

Any significant event that adversely affects HUMIRA revenues could have a material and negative impact on AbbVie's results of operations and cash flows.

        HUMIRA generates approximately 45 percent of AbbVie's sales. Any significant event that adversely affects HUMIRA's revenues could have a material adverse impact on AbbVie's operations and cash flows. These events could include increased costs associated with manufacturing HUMIRA, loss of patent protection for HUMIRA, the approval of biosimilars of HUMIRA, the discovery of previously unknown side effects or impaired efficacy, increased competition from the introduction of new, more effective or less expensive treatments, and discontinuation or removal from the market of HUMIRA for any reason.

AbbVie's research and development efforts may not succeed in developing commercially successful products and technologies, which may cause its revenue and profitability to decline.

        To remain competitive, AbbVie must continue to launch new products and new indications and/or brand extensions for existing products, and such launches must generate revenue sufficient both to cover its substantial research and development costs and to replace sales of profitable products that are lost to or displaced by competing products or therapies. Failure to do so would have a material adverse effect on AbbVie's revenue and profitability. Accordingly, AbbVie commits substantial effort, funds, and other resources to research and development and must make ongoing substantial expenditures without any assurance that its efforts will be commercially successful. For example, in 2011 AbbVie discontinued the development of ABT-288 and ABT-384, which were both in Phase II development for the treatment of Alzheimer's disease. A high rate of failure is inherent in the research and development of new products, and failure can occur at any point in the research and development process, including after significant funds have been invested.

        Decisions about research studies made early in the development process of a pharmaceutical product candidate can affect the marketing strategy once such candidate receives approval. More detailed studies may demonstrate additional benefits that can help in the marketing, but they also consume time and resources and may delay submitting the pharmaceutical product candidate for approval. AbbVie cannot guarantee that a proper balance of speed and testing will be made with respect to each pharmaceutical product candidate or that decisions in this area would not adversely affect AbbVie's future results.

A portion of AbbVie's near-term pharmaceutical pipeline relies on collaborations with third parties, which may adversely affect the development and sale of its products.

        AbbVie depends on alliances with pharmaceuticals and biotechnology companies for a portion of the products in its near-term pharmaceutical pipeline. For example, AbbVie is collaborating with Biogen Idec to develop a treatment for the relapsing remitting form of MS. It is also collaborating with Bristol-Myers Squibb on a treatment for multiple myeloma, and with Biotest AG on a compound for rheumatoid arthritis and psoriasis.

        Failures by these parties to meet their contractual, regulatory, or other obligations to AbbVie, or any disruption in the relationships between AbbVie and these third parties, could have an adverse effect on AbbVie's pharmaceutical pipeline and business. In addition, AbbVie's collaborative relationships for research and development extend for many years and may give rise to disputes regarding the relative rights, obligations and revenues of AbbVie and its collaboration partners, including the ownership of intellectual property and associated rights and obligations. This could result in the loss of intellectual property rights or protection, delay the development and sale of potential pharmaceutical products, and lead to lengthy and expensive litigation or arbitration.

AbbVie's business is dependent on the successful development and marketing of new products, which are subject to substantial risks.

        Products that appear promising in development may fail to reach the market for numerous reasons, including failure to demonstrate effectiveness, safety concerns, superior safety or efficacy of competing therapies, failure to achieve positive clinical or pre-clinical outcomes beyond the current standard of care, inability to obtain necessary regulatory approvals or delays in the approval of new products and new indications, limited scope of approved uses, excessive costs to manufacture, the failure to obtain or maintain intellectual property rights, or infringement of the intellectual property rights of others. Even if AbbVie successfully develops new products or enhancements to its existing products, they may be quickly rendered obsolete by changing clinical preferences, changing industry standards, or competitors' innovations. AbbVie's innovations may not be accepted quickly in the marketplace because of existing clinical practices or uncertainty over third-party reimbursement.

        AbbVie cannot state with certainty when or whether any of its products under development will be launched, whether it will be able to develop, license, or otherwise acquire compounds or products, or whether any products will be commercially successful. Failure to launch successful new products or new indications for existing products may cause AbbVie's products to become obsolete, causing AbbVie's revenues and operating results to suffer.

Biologics carry unique risks and uncertainties, which could have a negative impact on future results of operations.

        The successful discovery, development, manufacturing and sale of biologics is a long, expensive and uncertain process. There are unique risks and uncertainties with biologics. For example, access to and supply of necessary biological materials such as cell lines may be limited, and governmental regulations restrict access to and regulate the transport and use of such materials. In addition, the development, manufacturing, and sale of biologics is subject to regulations that are often more complex and extensive than the regulations applicable to other pharmaceutical products. Manufacturing biologics, especially in large quantities, is often complex and may require the use of innovative technologies. Such manufacturing also requires facilities specifically designed and validated for this purpose and sophisticated quality assurance and quality control procedures. Biologics are also frequently costly to manufacture because production inputs are derived from living animal or plant material, and some biologics cannot be made synthetically. Failure to successfully discover, develop, manufacture and sell biologics—including HUMIRA—could adversely impact AbbVie's business and results of operations.

New products and technological advances by AbbVie's competitors may negatively affect AbbVie's results of operations.

        AbbVie competes with other research-based pharmaceuticals and biotechnology companies that discover, manufacture, market, and sell proprietary pharmaceutical products and biologics. For example, HUMIRA competes with a number of anti-TNF products that are approved for a number of disease states, AbbVie's virology products compete with protease inhibitors and other anti-HIV treatments, and AbbVie's dyslipidemia products face competition from other fibrates and from statins. These competitors may introduce new products or develop technological advances that compete with AbbVie's products in therapeutic areas such as immunology, virology, renal disease, dyslipidemia, and neuroscience. AbbVie cannot predict with certainty the timing or impact of the introduction by competitors of new products or technological advances. Such competing products may be safer, more effective, more effectively marketed or sold, or have lower prices or superior performance features than AbbVie's products, and this could negatively impact AbbVie's business and results of operations.

AbbVie's biologic products may become subject to competition from biosimilars.

        The Biologics Price Competition and Innovation Act was passed on March 23, 2010 as Title VII to the Patient Protection and Affordable Care Act. The law created a framework for the approval of biosimilars in the United States and could allow competitors to reference data from biologic products already approved. In Europe, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In addition, companies are developing biosimilars in other countries that could compete with AbbVie's biologic products. If competitors are able to obtain marketing approval for biosimilars referencing AbbVie's biologic products, AbbVie's products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences. Expiration or successful challenge of AbbVie's applicable patent rights could also trigger competition from other products, assuming any relevant exclusivity period has expired. As a result, AbbVie could face more litigation with respect to the validity and/or scope of patents relating to its biologic products.

The manufacture of many of AbbVie's products is a highly exacting and complex process, and if AbbVie or one of its suppliers encounters problems manufacturing AbbVie's products, AbbVie's business could suffer.

        The manufacture of many of AbbVie's products is a highly exacting and complex process, due in part to strict regulatory requirements. Problems may arise during manufacturing for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials, delays related to the construction of new facilities or the expansion of existing facilities, including those intended to support future demand for AbbVie's products, changes in manufacturing production sites and limits to manufacturing capacity due to regulatory requirements, changes in the types of products produced, physical limitations that could inhibit continuous supply, man-made or natural disasters, and environmental factors. If problems arise during the production of a batch of product, that batch of product may have to be discarded and AbbVie may experience product shortages or incur added expenses. This could, among other things, lead to increased costs, lost revenue, damage to customer relations, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before the product is released to the market, recall and product liability costs may also be incurred.

AbbVie relies on single sources of supply for certain products and services, and an interruption in the supply of those products and services could adversely affect AbbVie's business and results of operations.

        AbbVie has a single source of supply for certain products and services. For example, the filling and packaging of HUMIRA syringes to be sold outside of the United States and Puerto Rico is performed by a single supplier at its two different facilities. AbbVie maintains significant inventory of HUMIRA syringes intended to reduce the risk of supply disruption and is in the process of obtaining regulatory approvals for its own syringe-filling and packaging facility in the United States to supply syringes outside of the United States and Puerto Rico. AbbVie also uses a number of products in the manufacturing process for HUMIRA that are currently sourced from single suppliers. AbbVie believes alternative sources for all products used in the manufacturing process for HUMIRA are currently available.

        The failure of a single-source supplier to fulfill its contractual obligations in a timely manner or as a result of regulatory noncompliance or physical disruption at a manufacturing site may impair AbbVie's ability to deliver its products to customers on a timely and competitive basis, which could adversely affect AbbVie's business and results of operations. Finding an alternative supplier could take a significant amount of time and involve significant expense due to the nature of the services and the need to obtain regulatory approvals. AbbVie cannot guarantee that it will be able to reach agreement with alternative providers or that regulatory authorities would approve AbbVie's use of such alternatives. AbbVie does, however, carry business interruption insurance, which provides a degree of protection in the case of a failure by a single-source supplier.

Significant safety or efficacy issues could arise for AbbVie's products, which could have a material adverse effect on AbbVie's revenues and financial condition.

        Pharmaceutical products receive regulatory approval based on data obtained in controlled clinical trials of limited duration. Following regulatory approval, these products will be used over longer periods of time in many patients. Investigators may also conduct additional, and perhaps more extensive, studies. In addition, due to various product withdrawals and other significant safety issues related to pharmaceutical products, the amount of time to obtain regulatory approval has increased industrywide and some health authorities are re-reviewing select products that are already marketed.

        If new safety or efficacy issues are reported or if new scientific information becomes available (including results of post-marketing Phase IV trials), or if there are changes in government standards regarding safety, efficacy or labeling, AbbVie may be required to amend the conditions of use for a product. The FDA has authority, based on such new clinical or scientific information, to require post-marketing studies, clinical trials and labeling changes and compliance with FDA-approved risk evaluation and mitigation strategies. The FDA's exercise of this authority could result in delays or increased costs during product development, clinical trials and regulatory review, increased costs to comply with additional post-approval regulatory requirements and potential restrictions on marketing of approved products. Regulatory agencies outside of the United States often have similar authority.

        New safety data may emerge from adverse event reports, post-marketing studies, whether conducted by AbbVie or by others and whether mandated by regulatory agencies or voluntary, and other sources and may adversely affect sales of AbbVie's products. For example, AbbVie may voluntarily provide or be required to provide updated information on a product's label or narrow its approved indication, either of which could reduce the product's market acceptance. If serious safety or efficacy issues with an AbbVie product arise, sales of the product could be halted by AbbVie or by regulatory authorities. Safety or efficacy issues affecting suppliers' or competitors' products also may reduce the market acceptance of AbbVie's products.

        New data about AbbVie's products, or products similar to its products, could negatively impact demand for AbbVie's products due to real or perceived safety issues or uncertainty regarding efficacy and, in some cases, could result in product withdrawal. Furthermore, new data and information, including information about product misuse, may lead government agencies, professional societies, practice management groups or organizations involved with various diseases to publish guidelines or recommendations related to the use of AbbVie's products or the use of related therapies or place restrictions on sales. Such guidelines or recommendations may lead to lower sales of AbbVie's products.

AbbVie is subject to product liability claims and lawsuits that may adversely affect its business and results of operations.

        In the ordinary course of business, AbbVie is the subject of product liability claims and lawsuits alleging that AbbVie's products or the products of other companies that it promotes have resulted or could result in an unsafe condition for or injury to patients. Product liability claims and lawsuits and safety alerts or product recalls, regardless of their ultimate outcome, may have a material adverse effect on AbbVie's business and reputation and on its ability to attract and retain customers. Consequences may also include additional costs, a decrease in market share for the products, lower income and exposure to other claims. Product liability losses are self-insured. Product liability claims could have a material adverse effect on AbbVie's business and results of operations.

AbbVie is subject to cost-containment efforts and pricing pressures that could cause a reduction in future revenues and operating income.

        Cost-containment efforts by governments and private organizations are described in greater detail in the section captioned "Business—Regulation—Commercialization, Distribution and Manufacturing." To the extent these cost containment efforts are not offset by greater demand, increased patient access to health care, or other factors, AbbVie's future revenues and operating income will be reduced. In the United States, the European Union and other countries, AbbVie's business has experienced downward pressure on product pricing, and this pressure could increase in the future.

        In the United States, practices of managed care groups and institutional and governmental purchasers and U.S. federal laws and regulations related to Medicare and Medicaid, including the Medicare Prescription Drug Improvement and Modernization Act of 2003 and the Patient Protection and Affordable Care Act, contribute to pricing pressures. Recently enacted changes to the health care system in the United States and the increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid, and private sector beneficiaries could result in additional pricing pressures.

        In numerous major markets worldwide, the government plays a significant role in funding health care services and determining the pricing and reimbursement of pharmaceutical products. Consequently, in those markets, AbbVie is subject to government decision making and budgetary actions with respect to its products. In particular, there were government-mandated price reductions for many pharmaceutical products in many European countries in 2010 and 2011, and AbbVie anticipates continuing pricing pressures in Europe. Differences between countries in pricing regulations could lead to third-party cross-border trading in AbbVie's products that results in a reduction in future revenues and operating income.

AbbVie is subject to numerous governmental regulations, and it can be costly to comply with these regulations and to develop compliant products and processes.

        AbbVie's products are subject to rigorous regulation by numerous international, supranational, federal, and state authorities, as described in the section titled "Business—Regulation—Discovery and Clinical Development." The process of obtaining regulatory approvals to market a pharmaceutical product can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues, and substantial additional costs.

        In addition, AbbVie cannot guarantee that it will remain compliant with applicable regulatory requirements once approval has been obtained for a product. These requirements include, among other things, regulations regarding manufacturing practices, product labeling, and advertising and postmarketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. Many of AbbVie's facilities and procedures and those of its suppliers also are subject to ongoing regulation, including periodic inspection by regulatory authorities. AbbVie must incur expense and spend time and effort to ensure compliance with these complex regulations.

        Possible regulatory actions in the event of non-compliance could include warning letters, fines, damages, injunctions, civil penalties, recalls, seizures of AbbVie's products, and criminal prosecution. These actions could result in substantial modifications to AbbVie's business practices and operations; refunds, recalls, or seizures of AbbVie's products; a total or partial shutdown of production in one or more of AbbVie's or its suppliers' facilities while AbbVie or its supplier remedies the alleged violation; the inability to obtain future approvals; and withdrawals or suspensions of current products from the market. Any of these events could disrupt AbbVie's business and have a material adverse effect on its business and results of operations.

Laws and regulations affecting government benefit programs could impose new obligations on AbbVie, require it to change its business practices, and restrict its operations in the future.

        The health care industry is subject to various federal, state, and international laws and regulations pertaining to government benefit programs reimbursement, rebates, price reporting and regulation, and health care fraud and abuse. In the United States, these laws include anti-kickback and false claims laws, the Medicaid Rebate Statute, the Veterans Health Care Act, and individual state laws relating to pricing and sales and marketing practices. Violations of these laws may be punishable by criminal and/or civil sanctions, including, in some instances, substantial fines, imprisonment, and exclusion from participation in federal and state health care programs, including Medicare, Medicaid, and Veterans Administration health programs. These laws and regulations are broad in scope and they are subject to evolving interpretations, which could require AbbVie to incur substantial costs associated with compliance or to alter one or more of its sales or marketing practices. In addition, violations of these laws, or allegations of such violations, could disrupt AbbVie's business and result in a material adverse effect on its business and results of operations.

Changes in laws and regulations may adversely affect AbbVie's business.

        As described above, the development, manufacture, marketing, sale, promotion, and distribution of AbbVie's products are subject to comprehensive government regulation. Changes in these regulations could affect AbbVie in various ways. For example, under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, AbbVie pays a fee related to its pharmaceuticals sales to government programs and, beginning in 2013, must record and report any transfers of value to physicians and teaching hospitals. Similar reporting requirements have been enacted on a state level in the United States and within the European Union and an increasing number of countries worldwide have adopted or are considering similar laws. Future legislation and regulation in the markets that AbbVie serves could affect access to health care products and services, increase rebates, reduce prices or the rate of price increases for health care products and services, change health care delivery systems, create new fees and obligations for the pharmaceuticals industry, or require additional reporting and disclosure. Such legislation and regulation could adversely affect AbbVie's business, results of operations, cash flow, financial condition and prospects.

AbbVie could be subject to increased monetary penalties and/or other sanctions, including exclusion from federal health care programs, if it fails to comply with the terms of the May 7, 2012 resolution of the Department of Justice's investigation into sales and marketing activities for Depakote.

        On May 7, 2012, Abbott settled U.S. federal and 49 state investigations into its sales and marketing activities for Depakote by pleading guilty to a misdemeanor violation of the Food Drug & Cosmetic Act (FDCA) and agreeing to pay approximately $700 million in criminal fines and forfeitures and approximately $900 million to resolve civil claims. A non-cash charge related to these investigations was previously recorded, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Under the plea agreement, Abbott submitted to a term of probation that is initially set at 5 years, and will be shortened to 3 years upon the separation of Abbott and AbbVie. The obligations of the plea agreement transfer to and become fully binding on AbbVie upon the separation and distribution. The conditions of probation include certain reporting requirements, maintenance of certain compliance measures, certifications of AbbVie's CEO and board of directors, and other conditions. If AbbVie violates the terms of its probation, it may face additional monetary sanctions and other such remedies as the court deems appropriate. On October 2, 2012, the court accepted the guilty plea and imposed the agreed-upon sentence.

        In addition, Abbott entered into a five-year Corporate Integrity Agreement (CIA) with the Office of Inspector General for the U.S. Department of Health and Human Services (OIG). The effective date of the CIA is October 11, 2012. The obligations of the CIA transfer to and become fully binding on AbbVie upon the separation and distribution. The CIA requires enhancements to compliance procedures, fulfillment of reporting and monitoring obligations, and certifications from AbbVie's board of directors, among other requirements. If AbbVie fails to comply with the CIA, the OIG may impose monetary penalties or exclude AbbVie from federal health care programs, including Medicare and Medicaid. AbbVie and Abbott may be subject to third party claims and shareholder lawsuits in connection with the settlement, and AbbVie may be required to indemnify all or a portion of Abbott's costs.

AbbVie's compliance with the obligations of the May 7, 2012 resolution of the Department of Justice's investigation into the sales and marketing activities for Depakote will impose costs and burdens on AbbVie.

        On May 7, 2012 Abbott Laboratories settled U.S. federal and 49 state investigations into its sales and marketing activities for Depakote by pleading guilty to a misdemeanor violation of the FDCA, agreeing to pay criminal fines, forfeitures, and civil damages, and submitting to a term of probation. On October 2, 2012, the court accepted the guilty plea and imposed the agreed-upon sentence. In addition, Abbott entered into a five-year CIA with the OIG, effective as of October 11, 2012. The obligations of the plea agreement and the CIA transfer to and become fully binding on AbbVie upon the separation and distribution. Compliance with the requirements of the settlement will impose additional costs and burdens on AbbVie, including in the form of employee training, third party reviews, compliance monitoring, and management attention.

The international nature of AbbVie's business subjects it to additional business risks that may cause its revenue and profitability to decline.

        AbbVie's business is subject to risks associated with doing business internationally. Sales outside of the United States make up approximately 45 percent of AbbVie's net sales. The risks associated with its operations outside the United States include:

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  fluctuations in currency exchange rates;

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  changes in medical reimbursement policies and programs;

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  multiple legal and regulatory requirements that are subject to change and that could restrict AbbVie's ability to manufacture, market, and sell its products;

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  differing local product preferences and product requirements;

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  trade protection measures and import or export licensing requirements;

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  difficulty in establishing, staffing, and managing operations;

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  differing labor regulations;

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  potentially negative consequences from changes in or interpretations of tax laws;

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  political and economic instability, including sovereign debt issues;

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  price and currency exchange controls, limitations on participation in local enterprises, expropriation, nationalization, and other governmental action;

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  inflation, recession and fluctuations in interest rates;

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  compulsory licensing or diminished protection of intellectual property; and

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  potential penalties or other adverse consequences for violations of anti-corruption, anti-bribery and other similar laws and regulations, including the Foreign Corrupt Practices Act and the U.K. Bribery Act.

Events contemplated by these risks may, individually or in the aggregate, have a material adverse effect on AbbVie's revenues and profitability.

Further deterioration in the economic position and credit quality of certain European countries may negatively affect AbbVie's results of operations.

        Financial instability and fiscal deficits in certain European countries, including Greece, Italy, Portugal, and Spain, may result in additional austerity measures to reduce costs, including health care costs. If economic conditions continue to worsen, this could result in lengthening the time or reducing the collectability of AbbVie's outstanding trade receivables and increasing government efforts to reduce health care spending, leading to reductions in drug prices and utilization of AbbVie's products. Ongoing sovereign debt issues in these countries could increase AbbVie's collection risk given that a significant amount of AbbVie's receivables in these countries are with governmental health care systems.

AbbVie may not be able to realize the expected benefits of its investments in emerging markets.

        AbbVie seeks to make investments in key emerging markets, including Brazil, China, India, Mexico, Russia, and Turkey, but cannot guarantee that its efforts to expand sales in these markets will succeed. Some emerging markets may be especially vulnerable to periods of financial instability or may have very limited resources to spend on health care. For AbbVie to successfully implement its emerging markets strategy, AbbVie must attract and retain qualified personnel or may be required to increase its reliance on third-party distributors within certain emerging markets. Many of these countries have currencies that fluctuate substantially; if such currencies devalue and AbbVie cannot offset the devaluations, its financial performance within such countries could be adversely affected. In addition, price and currency exchange controls, limitations on participation in local enterprises, expropriation, nationalization, and other governmental actions could affect AbbVie's business and results of operations in emerging markets.

AbbVie may acquire other businesses, license rights to technologies or products, form alliances, or dispose of assets, which could cause it to incur significant expenses and could negatively affect profitability.

        AbbVie may pursue acquisitions, technology licensing arrangements, and strategic alliances, or dispose of some of its assets, as part of its business strategy. AbbVie may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and may not realize the expected benefits. If AbbVie is successful in making an acquisition, the products and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. AbbVie may not be able to integrate acquisitions successfully into its existing business and could incur or assume significant debt and unknown or contingent liabilities. AbbVie could also experience negative effects on its reported results of operations from acquisition or disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. These effects could cause a deterioration of AbbVie's credit rating and result in increased borrowing costs and interest expense.

        Additionally, changes in AbbVie's structure, operations, revenues, costs, or efficiency resulting from major transactions such as acquisitions, divestitures, mergers, alliances, restructurings or other strategic initiatives, may result in greater than expected costs, may take longer than expected to complete or encounter other difficulties, including the need for regulatory approval where appropriate.

AbbVie is dependent on wholesale distributors for distribution of its products in the United States and, accordingly, its results of operations could be adversely affected if they encounter financial difficulties.

        In 2011, three wholesale distributors—AmerisourceBergen Corporation, Cardinal Health, Inc. and McKesson Corporation—accounted for substantially all of AbbVie's sales in the United States. If one of its significant wholesale distributors encounters financial or other difficulties, such distributor may decrease the amount of business that it does with AbbVie, and AbbVie may be unable to collect all the amounts that the distributor owes it on a timely basis or at all, which could negatively impact AbbVie's business and results of operations.

Changes in the terms of rebate and chargeback programs, which are common in the pharmaceuticals industry, could have a material adverse effect on AbbVie's operations.

        Approximately 67% of AbbVie's gross revenues are subject to various forms of rebates and allowances. Rebates related to government programs, such as fee-for-service Medicaid or Medicaid managed care programs, arise from laws and regulations. AbbVie cannot predict if additional government initiatives to contain health care costs or other factors could lead to new or modified regulatory requirements that include higher or incremental rebates or discounts. Other rebate and discount programs arise from contractual agreements with private payers. Various factors, including market factors and the ability of private payers to control patient access to products, may provide payers the leverage to negotiate higher or additional rebates or discounts that could have a material adverse effect on AbbVie's operations.

AbbVie is subject to evolving and complex tax laws, which may result in additional liabilities that may affect results of operations.

        AbbVie is subject to evolving and complex tax laws in the jurisdictions in which it operates. Significant judgment is required for determining AbbVie's tax liabilities, and AbbVie's tax returns will be periodically examined by various tax authorities. Although Abbott will retain the risk for tax contingencies arising from operations pre-separation, AbbVie will have risks for future tax contingencies arising from operations post-separation. Due to the complexity of tax contingencies, the ultimate resolution of any tax matters related to operations post-separation may result in payments greater or less than amounts accrued.

        In addition, AbbVie may be impacted by changes in tax laws, including tax rate changes, changes to the laws related to the treatment and remittance of foreign earnings, new tax laws, and subsequent interpretations of tax law in the United States and other jurisdictions.

The investment of AbbVie's cash balance and investments in marketable securities are subject to risks that may cause losses and affect the liquidity of these investments.

        AbbVie expects to invest its cash balance in a portfolio of short-term investments, primarily securities of the U.S. federal government and its agencies, U.S. corporate debt securities, U.S. and foreign commercial paper, and certificates of deposit at major banks. These investments will be subject to credit, liquidity, market, and interest rate risks. If such investments suffer market price declines, AbbVie may recognize in its earnings the decline in the fair value of these investments below their cost basis when the decline is judged to be other than temporary. The risks associated with AbbVie's expected cash balance and investment portfolio may have a material adverse effect on AbbVie's results of operations and financial condition.

AbbVie may need additional financing in the future to meet its capital needs or to make opportunistic acquisitions, and such financing may not be available on favorable terms, if at all, and may be dilutive to existing stockholders.

        AbbVie may need to seek additional financing for its general corporate purposes. For example, it may need to increase its investment in research and development activities or need funds to make acquisitions. AbbVie may be unable to obtain any desired additional financing on terms favorable to it, if at all. If AbbVie fails to obtain or loses an investment grade credit rating or adequate funds are not available on acceptable terms, AbbVie may be unable to fund its expansion, successfully develop or enhance products, or respond to competitive pressures, any of which could negatively affect AbbVie's business. If AbbVie raises additional funds through the issuance of equity securities, its stockholders will experience dilution of their ownership interest. If AbbVie raises additional funds by issuing debt, it may be subject to limitations on its operations due to restrictive covenants.

AbbVie depends on information technology and a failure of those systems could adversely affect AbbVie's business.

        AbbVie relies on sophisticated information technology systems to operate its business. These systems are potentially vulnerable to malicious intrusion, random attack, or breakdown. Although AbbVie has invested in the protection of its data and information technology and also monitors its systems on an ongoing basis, there can be no assurance that these efforts will prevent breakdowns or breaches in AbbVie's information technology systems that could adversely affect AbbVie's business.

Other factors can have a material adverse effect on AbbVie's profitability and financial condition.

        Many other factors can affect AbbVie's profitability and financial condition, including:

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  changes in or interpretations of laws and regulations, including changes in accounting standards, taxation requirements, product marketing application standards, and environmental laws;

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  differences between the fair value measurement of assets and liabilities and their actual value, particularly for pensions, retiree health care, stock compensation, intangibles, and goodwill; and for contingent liabilities such as litigation, the absence of a recorded amount, or an amount recorded at the minimum, compared to the actual amount;

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  changes in the rate of inflation (including the cost of raw materials, commodities, and supplies), interest rates, market value of AbbVie's equity investments, and the performance of investments held by it or its employee benefit trusts;

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  changes in the creditworthiness of counterparties that transact business with or provide services to AbbVie or its employee benefit trusts; and

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  changes in business, economic, and political conditions, including: war, political instability, terrorist attacks, the threat of future terrorist activity and related military action; natural disasters; the cost and availability of insurance due to any of the foregoing events; labor disputes, strikes, slow-downs, or other forms of labor or union activity; and pressure from third-party interest groups.

Risks Related to the Separation

AbbVie has no history operating as an independent company, and AbbVie's historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

        The historical information about AbbVie in this information statement refers to AbbVie's business as operated by and integrated with Abbott. AbbVie's historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of Abbott. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that AbbVie would have achieved as a separate, publicly traded company during the periods presented or those that AbbVie will achieve in the future primarily as a result of the factors described below:

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  Prior to the separation, AbbVie's business has been operated by Abbott as part of its broader corporate organization, rather than as an independent company. Abbott or one of its affiliates performed various corporate functions for AbbVie, such as accounting, information technology, and finance. Following the separation, Abbott will provide some of these functions to AbbVie, as described in "Certain Relationships and Related Person Transactions." AbbVie's historical and pro forma financial results reflect allocations of corporate expenses from Abbott for such functions and are likely to be less than the expenses AbbVie would have incurred had it operated as a separate publicly traded company. AbbVie will need to make significant investments to replicate or outsource from other providers certain facilities, systems, infrastructure, and personnel to which AbbVie will no longer have access after its separation from Abbott. These initiatives to develop AbbVie's independent ability to operate without access to Abbott's existing operational and administrative infrastructure will be costly to implement. AbbVie may not be able to operate its business efficiently or at comparable costs, and its profitability may decline;

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  Currently, AbbVie's business is integrated with the other businesses of Abbott. AbbVie is able to use Abbott's size and purchasing power in procuring various goods and services and has shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although AbbVie will enter into transition agreements with Abbott, these arrangements may not fully capture the benefits AbbVie has enjoyed as a result of being integrated with Abbott and may result in AbbVie paying higher charges than in the past for these services. As a separate, independent company, AbbVie may be unable to obtain goods and services at the prices and terms obtained prior to the separation, which could decrease AbbVie's overall profitability. As a separate, independent company, AbbVie may also not be as successful in negotiating favorable tax treatments and credits with governmental entities. This could have an adverse effect on AbbVie's results of operations and financial condition following the completion of the separation;

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  Generally, AbbVie's working capital requirements and capital for its general corporate purposes, including acquisitions, research and development and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Abbott. Following the completion of the separation, AbbVie may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements;

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  After the completion of the separation, the cost of capital for AbbVie's business may be higher than Abbott's cost of capital prior to the separation; and

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  AbbVie's historical financial information does not reflect the issuance of senior notes or the debt it will incur as part of the separation and distribution or its obligations to purchase from Abbott certain operations and assets, and assume the corresponding liabilities, of AbbVie's business after the distribution date.

        Other significant changes may occur in AbbVie's cost structure, management, financing and business operations as a result of operating as a company separate from Abbott. For additional information about the past financial performance of AbbVie's business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of AbbVie's business, see "Unaudited Pro Forma Combined Financial Statements," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and accompanying notes included elsewhere in this information statement.

As AbbVie builds its information technology infrastructure and transitions its data to its own systems, AbbVie could incur substantial additional costs and experience temporary business interruptions.

        After the separation, AbbVie will install and implement information technology infrastructure to support its critical business functions, including accounting and reporting, manufacturing process control, customer service, inventory control and distribution. AbbVie may incur temporary interruptions in business operations if it cannot transition effectively from Abbott's existing transactional and operational systems, data centers and the transition services that support these functions as AbbVie replaces these systems. AbbVie may not be successful in implementing its new systems and transitioning its data, and it may incur substantially higher costs for implementation than currently anticipated. AbbVie's failure to avoid operational interruptions as it implements the new systems and replaces Abbott's information technology services, or its failure to implement the new systems and replace Abbott's services successfully, could disrupt its business and have a material adverse effect on its profitability. In addition, if AbbVie is unable to replicate or transition certain systems, its ability to comply with regulatory requirements could be impaired.

Abbott may fail to perform under various transaction agreements that have or will be executed as part of the separation or AbbVie may fail to have necessary systems and services in place when certain of the transaction agreements expire.

        In connection with the separation, AbbVie and Abbott has entered into a separation and distribution agreement and will enter into various other agreements, including transition services agreements, a tax sharing agreement, international commercial operations agreements, finished goods supply agreements, contract manufacturing agreements, an employee matters agreement, a special products master agreement, an information technology agreement, and a transitional trademark license agreement. These agreements are discussed in greater detail in the section titled "Certain Relationships and Related Person Transactions." Certain of these agreements will provide for the performance of services by each company for the benefit of the other for a period of time after the separation. AbbVie will rely on Abbott to satisfy its performance and payment obligations under these agreements. If

Abbott is unable to satisfy its obligations under these agreements, including its indemnification obligations, AbbVie could incur operational difficulties or losses.

        In addition, AbbVie and Abbott will enter into long-term arrangements under a special products master agreement relating to certain product rights and into an ex-U.S. transition services agreement for Abbott to provide AbbVie with back office functions and other services in certain markets outside the United States until AbbVie has established sufficient back office infrastructure to conduct operations in such markets. These arrangements could lead to disputes between Abbott and AbbVie over AbbVie's rights to certain shared intellectual property and territorial commercialization rights and over the allocation of costs and revenues for AbbVie's products and operations outside of the United States.

        If AbbVie does not have in place its own systems and services, or if AbbVie does not have agreements with other providers of these services when the transaction or long-term agreements terminate, AbbVie may not be able to operate its business effectively and its profitability may decline. AbbVie is in the process of creating its own, or engaging third parties to provide, systems and services to replace many of the systems and services Abbott currently provides to it. AbbVie may not be successful in effectively or efficiently implementing these systems and services or in transitioning data from Abbott's systems to AbbVie's. These systems and services may also be more expensive or less efficient than the systems and services Abbott is expected to provide during the transition period.

        AbbVie will be developing and implementing its own back office functions, administrative systems, personnel, and processes for markets outside the United States where Abbott will initially provide such functions. There can be no assurance that AbbVie will be able to implement such functions effectively and without disrupting its business in those markets.

Potential indemnification liabilities to Abbott pursuant to the separation agreement could materially adversely affect AbbVie.

        The separation agreement with Abbott provides for, among other things, the principal corporate transactions required to effect the separation, certain conditions to the separation and provisions governing the relationship between AbbVie and Abbott with respect to and resulting from the separation. For a description of the separation agreement, see "Certain Relationships and Related Person Transactions—The Separation Agreement." Among other things, the separation agreement provides for indemnification obligations designed to make AbbVie financially responsible for substantially all liabilities that may exist relating to its business activities, whether incurred prior to or after the separation, as well as those obligations of Abbott assumed by AbbVie pursuant to the separation agreement, including those relating to Depakote. If AbbVie is required to indemnify Abbott under the circumstances set forth in the separation agreement, AbbVie may be subject to substantial liabilities.

There could be significant liability if the distribution is determined to be a taxable transaction.

        Abbott has received a private letter ruling from the IRS to the effect that, among other things, the separation and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, and it is a condition to the distribution that this private letter ruling shall not be revoked or modified in any material respect. In addition, Abbott has received an opinion from outside tax counsel to the effect that the separation and the distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code. The ruling and the opinion rely on certain facts, assumptions, representations and undertakings from Abbott and AbbVie regarding the past and future conduct of the companies' respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not satisfied, Abbott and its shareholders may not be able to rely on the ruling or the opinion of tax counsel and could be subject to significant tax liabilities. Notwithstanding the receipt by Abbott of the private letter ruling from the IRS and opinion of tax counsel, the IRS could determine on audit that the separation is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the share ownership of Abbott or AbbVie after the separation. If the separation is determined to be taxable for U.S. federal income tax purposes, Abbott and its shareholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities and AbbVie could incur significant liabilities. For a description of the sharing of such liabilities between Abbott and AbbVie, see "Certain Relationships and Related Person Transactions—Tax Sharing Agreement."

AbbVie may not be able to engage in certain corporate transactions after the separation.

        To preserve the tax-free treatment to Abbott of the separation and the distribution, under the tax sharing agreement that AbbVie will enter into with Abbott, AbbVie is restricted from taking any action that prevents the distribution and related transactions from being tax-free for U.S. federal income tax purposes. Under the tax sharing agreement, for the two-year period following the distribution, AbbVie will be prohibited, except in certain circumstances, from:

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  entering into any transaction resulting in the acquisition of 25% or more of its stock or substantially all of its assets, whether by merger or otherwise;

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  merging, consolidating, or liquidating;

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  issuing equity securities beyond certain thresholds;

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  repurchasing its capital stock; and

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  ceasing to actively conduct its business.

        These restrictions may limit AbbVie's ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business. In addition, under the tax sharing agreement, AbbVie is required to indemnify Abbott against any such tax liabilities as a result of the acquisition of AbbVie's stock or assets, even if it did not participate in or otherwise facilitate the acquisition.

After the separation, certain of AbbVie's executive officers and directors may have actual or potential conflicts of interest because of their previous or continuing positions at Abbott.

        Because of their current or former positions with Abbott, certain of these expected executive officers and directors own Abbott common shares, options to purchase Abbott common shares or other equity awards. Following the separation, even though AbbVie's board of directors will consist of a majority of directors who are independent, and AbbVie's expected executive officers who are currently employees of Abbott will cease to be employees of Abbott, some AbbVie executive officers and directors continue to have a financial interest in Abbott common shares. In addition, four of AbbVie's directors will continue serving on the board of directors of Abbott. Continuing ownership of Abbott common shares and equity awards, or service as a director at both companies could create, or appear to create, potential conflicts of interest if AbbVie and Abbott pursue the same corporate opportunities or face decisions that could have different implications for AbbVie and Abbott.

AbbVie may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect AbbVie's business.

        AbbVie may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation and distribution is expected to provide the following benefits, among others: (i) a distinct investment identity allowing investors to evaluate the merits, performance, and future prospects of AbbVie separately from Abbott;

(ii) more efficient allocation of capital for both Abbott and AbbVie; and (iii) direct access by AbbVie to the capital markets.

        AbbVie may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (a) the separation will require significant amounts of management's time and effort, which may divert management's attention from operating and growing AbbVie's business; (b) following the separation, AbbVie may be more susceptible to market fluctuations and other adverse events than if it were still a part of Abbott; (c) following the separation, AbbVie's business will be less diversified than Abbott's business prior to the separation; and (d) the other actions required to separate Abbott's and AbbVie's respective businesses could disrupt AbbVie's operations. If AbbVie fails to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, the business, financial conditions, and results of operations of AbbVie could be adversely affected.

AbbVie may have received better terms from unaffiliated third parties than the terms it will receive in its agreements with Abbott.

        The agreements AbbVie will enter into with Abbott in connection with the separation, including transition services agreements, a tax sharing agreement, international commercial operations agreements, finished goods supply agreements, contract manufacturing agreements, an employee matters agreement, a special products master agreement, an information technology agreement, and a transitional trademark license agreement, were prepared in the context of the separation while AbbVie was still a wholly owned subsidiary of Abbott. Accordingly, during the period in which the terms of those agreements were prepared, AbbVie did not have an independent board of directors or a management team that was independent of Abbott. As a result, the terms of those agreements may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated third parties. Arm's-length negotiations between Abbott and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. See "Certain Relationships and Related Person Transactions."

After AbbVie's separation from Abbott, AbbVie will have debt obligations that could adversely affect its business and its ability to meet its obligations.

        AbbVie has issued $14.7 billion in senior notes, including approximately $3.0 billion in principal amount of certain senior notes issued to Abbott in partial consideration for the transfer of assets from Abbott to AbbVie, and expects to incur an additional $1 billion in short-term borrowings, as contemplated in the sections captioned "Unaudited Pro Forma Combined Financial Data" and "Description of Material Indebtedness." AbbVie used part of the net proceeds from the sale of the senior notes (other than the senior notes issued to Abbott) to finance the payment of a $10.2 billion distribution to Abbott, as required by the terms of the separation agreement. Although AbbVie will have approximately $7.2 billion in cash and short-term investments in total following the distribution, as presented in the section captioned "Unaudited Pro Forma Combined Financial Statements," the amount of debt that AbbVie has incurred and intends to incur could have important consequences to AbbVie and its investors, including:

  •
  requiring a portion of AbbVie's cash flow from operations to make interest payments on this debt;

  •
  increasing AbbVie's vulnerability to general adverse economic and industry conditions;

  •
  reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow AbbVie's business; and

  •
  limiting AbbVie's flexibility in planning for, or reacting to, changes in AbbVie's business and the industry.

        To the extent that AbbVie incurs additional indebtedness, the risks described above could increase. In addition, AbbVie's cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and AbbVie may not be able to borrow money, sell assets, or otherwise raise funds on acceptable terms, or at all, to refinance its debt.

        As described in the section entitled "Description of Material Indebtedness," the terms of Abbvie's debt contain covenants restricting its financial flexibility in a number of ways, including among other things, restrictions on AbbVie's ability and the ability of certain of AbbVie's subsidiaries to incur mortgages with respect to principal domestic properties and to enter into sale and leaseback transactions with respect to principal domestic properties, and restrictions on AbbVie's ability to merge or consolidate with any other entity or convey, transfer or lease AbbVie's properties and assets substantially as an entirety. If AbbVie breaches a restrictive covenant under any of its indebtedness, or an event of default occurs in respect of such indebtedness, AbbVie's lenders of such indebtedness may be entitled to declare all amounts owing in respect thereof to be immediately due and payable.

Challenges in the commercial and credit environment may adversely affect AbbVie's ability to complete the separation and AbbVie's future access to capital.

        AbbVie's ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for AbbVie's products or in the solvency of its customers or suppliers or other significantly unfavorable changes in economic conditions. Volatility in the world financial markets could increase borrowing costs or affect AbbVie's ability to access the capital markets. These conditions may adversely affect AbbVie's ability to obtain and maintain investment grade credit ratings prior to and following the separation.

No vote of the Abbott shareholders is required in connection with this distribution. As a result, if the distribution occurs and you do not want to receive AbbVie common shares in the distribution, your sole recourse will be to divest yourself of your Abbott common shares prior to the record date.

        No vote of the Abbott shareholders is required in connection with the distribution. Accordingly, if the distribution occurs and you do not want to receive AbbVie common shares in the distribution, your only recourse will be to divest yourself of your Abbott common shares prior to the record date for the distribution.

Risks Related to AbbVie's Common Stock

AbbVie cannot be certain that an active trading market for its common stock will develop or be sustained after the separation, and following the separation, AbbVie's stock price may fluctuate significantly.

        A public market for AbbVie's common stock does not currently exist. AbbVie anticipates that on or prior to the record date for the distribution, trading of shares of its common stock will begin on a "when-issued" basis and will continue through the distribution date. However, AbbVie cannot guarantee that an active trading market will develop or be sustained for its common stock after the separation. Nor can AbbVie predict the prices at which shares of its common stock may trade after the separation. Similarly, AbbVie cannot predict the effect of the separation on the trading prices of its common stock or whether the combined market value of the shares of AbbVie's common stock and the Abbott common shares will be less than, equal to or greater than the market value of Abbott's common shares prior to the separation.

        The market price of AbbVie's common stock may fluctuate significantly due to a number of factors, some of which may be beyond AbbVie's control, including:

  •
  actual or anticipated fluctuations in AbbVie's operating results;

  •
  changes in earnings estimated by securities analysts or AbbVie's ability to meet those estimates;

  •
  the operating and stock price performance of comparable companies;

  •
  changes to the regulatory and legal environment under which AbbVie operates; and

  •
  domestic and worldwide economic conditions.

        In addition, when the market price of a company's common stock drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against AbbVie could cause it to incur substantial costs and could divert the time and attention of its management and other resources.

A number of AbbVie's shares of common stock are or will be eligible for future sale, which may cause AbbVie's stock price to decline.

        Any sales of substantial amounts of AbbVie's common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of AbbVie's common stock to decline. Upon completion of the distribution, AbbVie expects that it will have an aggregate of approximately 1.58 billion shares of its common stock issued and outstanding on January 1, 2013. These shares will be freely tradeable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the Securities Act), unless the shares are owned by one of AbbVie's "affiliates," as that term is defined in Rule 405 under the Securities Act.

        AbbVie is unable to predict whether large amounts of its common stock will be sold in the open market following the distribution. AbbVie is also unable to predict whether a sufficient number of buyers would be in the market at that time. A portion of Abbott's common stock is held by index funds tied to the Standard & Poor's 500 Index or other stock indices. If AbbVie is not included in these indices at the time of distribution, these index funds will be required to sell AbbVie's stock.

AbbVie cannot guarantee the timing, amount, or payment of dividends on its common stock.

        Although AbbVie expects to pay regular cash dividends following the separation, the timing, declaration, amount and payment of future dividends to stockholders will fall within the discretion of AbbVie's board of directors. The board's decisions regarding the payment of dividends will depend on many factors, such as AbbVie's financial condition, earnings, capital requirements, debt service obligations, industry practice, legal requirements, regulatory constraints, and other factors that the board deems relevant. For more information, see "Dividend Policy." AbbVie's ability to pay dividends will depend on its ongoing ability to generate cash from operations and access capital markets. AbbVie cannot guarantee that it will pay a dividend in the future or continue to pay any dividend if AbbVie commences paying dividends.

Your percentage of ownership in AbbVie may be diluted in the future.

        In the future, your percentage ownership in AbbVie may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that AbbVie will be granting to AbbVie's directors, officers and employees. AbbVie's employees will have options to purchase shares of its common stock after the distribution as a result of conversion of their Abbott stock options (in whole or in part) to AbbVie stock options. AbbVie anticipates its compensation committee will grant additional stock options or other stock-based awards to its employees after the distribution. Such awards will have a dilutive effect on AbbVie's earnings per share, which could adversely affect the market price of AbbVie's common stock. From time to time, AbbVie will issue additional options or other stock-based awards to its employees under AbbVie's employee benefits plans.

        In addition, AbbVie's amended and restated certificate of incorporation will authorize AbbVie to issue, without the approval of AbbVie's stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over AbbVie's common stock respecting dividends and distributions, as AbbVie's board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of AbbVie's common stock. For example, AbbVie could grant the holders of preferred stock the right to elect some number of AbbVie's directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences AbbVie could assign to holders of preferred stock could affect the residual value of the common stock. See "Description of AbbVie's Capital Stock."

Certain provisions in AbbVie's amended and restated certificate of incorporation and amended and restated by-laws, and of Delaware law, may prevent or delay an acquisition of AbbVie, which could decrease the trading price of AbbVie's common stock.

        AbbVie's amended and restated certificate of incorporation and amended and restated by-laws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirors to negotiate with AbbVie's board of directors rather than to attempt a hostile takeover. These provisions include, among others:

  •
  the inability of AbbVie's stockholders to call a special meeting;

  •
  rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

  •
  the right of AbbVie's board to issue preferred stock without stockholder approval;

  •
  the division of AbbVie's board of directors into three classes of directors, with each class serving a staggered three-year term;

  •
  a provision that stockholders may only remove directors with cause;

  •
  the ability of AbbVie's directors, and not stockholders, to fill vacancies on AbbVie's board of directors; and

  •
  the requirement that the affirmative vote of stockholders holding at least 80 percent of AbbVie's voting stock is required to amend certain provisions in AbbVie's amended and restated certificate of incorporation and AbbVie's amended and restated by-laws relating to the number, term and election of AbbVie's directors, the filling of board vacancies, the calling of special meetings of stockholders and director and officer indemnification provisions.

        In addition, because AbbVie has not chosen to be exempt from Section 203 of the Delaware General Corporation Law, this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliates becomes the holder of more than 15 percent of the corporation's outstanding voting stock.

        AbbVie believes these provisions will protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with AbbVie's board of directors and by providing AbbVie's board of directors with more time to assess any acquisition proposal. These provisions are not intended to make the company immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that AbbVie's board of directors determines is not in the best interests of AbbVie and AbbVie's stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

        Several of the agreements that AbbVie has entered into with Abbott require Abbott's consent to any assignment by AbbVie of its rights and obligations under the agreements. These agreements will generally expire within two years of AbbVie's separation from Abbott, except for certain agreements that will continue for longer terms and in some cases for the life of the products covered by the agreements. The consent and termination rights set forth in these agreements might discourage, delay or prevent a change of control that you may consider favorable. See "Certain Relationships and Related Person Transactions" and "Description of AbbVie's Capital Stock" for a more detailed description of these agreements and provisions.

        In addition, an acquisition or further issuance of AbbVie's stock could trigger the application of Section 355(e) of the Internal Revenue Code. For a discussion of Section 355(e), see "Material U.S. Federal Income Tax Consequences." Under the tax sharing agreement, AbbVie would be required to indemnify Abbott for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

 CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This information statement and other materials Abbott and AbbVie have filed or will file with the SEC contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words "believe," "expect," "anticipate," "project" and similar expressions, among others, generally identify "forward-looking statements," which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and "The Separation and Distribution" contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of AbbVie management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 DIVIDEND POLICY

        AbbVie expects that it will pay a regular cash dividend at an annual rate of $1.60 per share, starting with the quarterly dividend to be paid in February 2013. However, the timing, declaration, amount of, and payment of any dividends following the separation by AbbVie is within the discretion of its board of directors and will depend upon many factors, including AbbVie's financial condition, earnings, capital requirements of its operating subsidiaries, covenants associated with certain of AbbVie's debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by its board of directors. Moreover, if AbbVie determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends.

 CAPITALIZATION

        The following table sets forth AbbVie's capitalization as of September 30, 2012 on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in AbbVie's unaudited pro forma financial information. The information below is not necessarily indicative of what AbbVie's capitalization would have been had the separation, distribution and related financing transactions been completed as of September 30, 2012. In addition, it is not indicative of AbbVie's future capitalization. This table should be read in conjunction with "Unaudited Pro Forma Combined Financial Statements," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and AbbVie's combined financial statements and notes included elsewhere in this information statement.

	As of September 30, 2012
	(dollars in millions)
	Actual	Pro Forma
Debt:
Short-term borrowings	$—	$1,000
Long-term debt	—	14,700
Total debt	—	15,700
Equity:
Common stock, par value $0.01 per share	—	16
Additional paid-in capital	—	3,251
Net parent company investment in AbbVie	15,834	—
Accumulated other comprehensive income (loss)	(165)	(1,037)
Total Capitalization	$15,669	$17,930

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma combined financial statements consist of unaudited pro forma combined statements of earnings for the nine months ended September 30, 2012 and for the year ended December 31, 2011 and an unaudited pro forma condensed combined balance sheet as of September 30, 2012. The unaudited pro forma combined financial statements reported below should be read in conjunction with AbbVie's "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical combined annual and condensed interim financial statements and the corresponding notes included elsewhere in this information statement.

        The following unaudited pro forma condensed combined balance sheet and statements of earnings have been derived from AbbVie's historical combined annual and condensed interim financial statements included elsewhere in this information statement. The statements are for informational purposes only and do not purport to represent what AbbVie's financial position and results of operations actually would have been had the separation and distribution occurred on the dates indicated, or to project AbbVie's financial performance for any future period.

        Abbott did not account for AbbVie as, and AbbVie was not operated as a separate, independent company for the periods presented. Due to regulations governing the preparation of pro forma financial statements, the pro forma financial statements do not reflect certain estimated incremental expenses associated with being an independent, public company because they are projected amounts based on judgmental estimates and are not factually supportable. The estimated incremental expenses associated with being an independent, public company include costs for information technology and costs associated with corporate administrative services such as tax, treasury, audit, risk management, legal, stockholder relations and human resources.

        The pro forma balance sheet adjustments assume that AbbVie's separation from Abbott occurred as of September 30, 2012. The pro forma adjustments to the combined statements of earnings for the nine months ended September 30, 2012 and for the year ended December 31, 2011 assume that the separation occurred as of January 1, 2011.

        The unaudited pro forma combined statements of earnings for the nine months ended September 30, 2012 and for the year ended December 31, 2011 and the unaudited pro forma condensed combined balance sheet as of September 30, 2012 have been adjusted to give effect to the following transactions:

  •
  the contribution by Abbott to AbbVie of the assets and liabilities that comprise AbbVie's business,

  •
  the transfer of various corporate and other assets and liabilities not included in AbbVie's historical combined balance sheet,

  •
  the issuance of $15.7 billion of debt, which includes the issuance of $14.7 billion of senior notes,

  •
  the issuance of approximately 1,580,668,000 shares of AbbVie's common stock, and

  •
  the impact of the separation agreement, the tax matters agreement, transition services agreements, the employee matters agreement, finished goods supply agreements and contract manufacturing agreements between AbbVie and Abbott and the provisions contained therein.

ABBVIE
THE RESEARCH-BASED PHARMACEUTICALS BUSINESS OF ABBOTT LABORATORIES
UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012
(Dollars and Shares in Millions, Except Per Share Amounts)

	Historical	Pro Forma Adjustments		Pro Forma
Net Sales	$13,174	$151	(A)	$13,325

Cost of products sold	3,243	131	(A)(B)(I)(K)	3,374
Research and development	2,097	(8	)(I)(K)	2,089
Acquired in-process and collaborations research and development	260	—		260
Selling, general and administrative	3,578	(107	)(B)(I)(K)	3,471

Total Operating Cost and Expenses	9,178	16		9,194

Operating Earnings	3,996	135		4,131
Net foreign exchange (gain) loss	27	—		27
Interest expense, net	—	219	(C)	219
Other (income) expense, net	(43)	(10	)(K)	(53)

Earnings Before Taxes	4,012	(74)		3,938
Taxes on Earnings	277	(66	)(D)	211

Net Earnings	$3,735	$(8)		$3,727

Unaudited Pro Forma Earnings Per Share
Basic	N/A			2.34
Diluted	N/A			2.31
Average Number of Shares Used in Calculating Earnings Per Share
Basic	N/A		(E)	1,583
Diluted	N/A		(F)	1,600

See accompanying notes to Unaudited Pro Forma Combined Financial Statements.

 ABBVIE
THE RESEARCH-BASED PHARMACEUTICALS BUSINESS OF ABBOTT LABORATORIES
UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2011

(Dollars and Shares in Millions, Except Per Share Amounts)

	Historical	Pro Forma Adjustments		Pro Forma
Net Sales	$17,444	$195	(A)	$17,639

Cost of products sold	4,639	208	(A)(B)(I)	4,847
Research and development	2,618	(4	)(I)	2,614
Acquired in-process and collaborations research and development	673	—		673
Selling, general and administrative	5,894	—	(B)(I)	5,894

Total Operating Cost and Expenses	13,824	204		14,028

Operating Earnings	3,620	(9)		3,611
Net foreign exchange (gain) loss	(30)	—		(30)
Interest expense, net	—	292	(C)	292
Other (income) expense, net	(18)	—		(18)

Earnings Before Taxes	3,668	(301)		3,367
Taxes on Earnings	235	(111	)(D)	124

Net Earnings	$3,433	$(190)		$3,243

Unaudited Pro Forma Earnings Per Share
Basic	N/A			2.05
Diluted	N/A			2.03
Average Number of Shares Used in Calculating Earnings Per Share
Basic	N/A		(E)	1,572
Diluted	N/A		(F)	1,585

See accompanying notes to Unaudited Pro Forma Combined Financial Statements.

ABBVIE
THE RESEARCH-BASED PHARMACEUTICALS BUSINESS OF ABBOTT LABORATORIES
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2012

(Dollars in Millions)

	Historical	Pro Forma Adjustments		Pro Forma
Current Assets:
Cash and cash equivalents	$2,761	$2,615	(G)	$5,376
Investments	1,824	—		1,824
Trade receivables	3,098	—		3,098
Inventories	959	—		959
Deferred income taxes, prepaid expenses and other receivables	2,289	—		2,289

Total Current Assets	10,931	2,615		13,546

Investments	203	—		203
Net property and equipment	2,139	34	(J)	2,173
Intangible assets, net of amortization	2,431	—		2,431
Goodwill	6,092	—		6,092
Deferred income taxes and other assets	934	569	(G)(I)	1,503

Total Assets	$22,730	$3,218		$25,948

Current Liabilities:
Short-term borrowings	$—	$1,000	(G)	$1,000
Trade accounts payable	424	—		424
Salaries, wages and commissions	520	—		520
Accrued sales rebates	1,698	—		1,698
Other accrued liabilities	2,726	—		2,726

Total Current Liabilities	5,368	$1,000		6,368

Long-term Debt	—	14,700	(C)(G)	14,700
Other Long-term Liabilities	1,693	957	(I)	2,650
Common Stock	—	16	(H)	16
Additional Paid-in Capital	—	3,251	(H)	3,251
Net parent company investment in AbbVie	15,834	(15,834	)(H)	—
Accumulated other comprehensive income (loss)	(165)	(872	)(I)	(1,037)

Total Liabilities and Shareholders' Equity	$22,730	$3,218		$25,948

See accompanying notes to Unaudited Pro Forma Combined Financial Statements.

ABBVIE
THE RESEARCH-BASED PHARMACEUTICALS BUSINESS OF ABBOTT LABORATORIES
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(A)
Reflects the effect of the actual finished goods supply agreements and contract manufacturing agreements that AbbVie and Abbott will enter into prior to separation. The financial terms are not expected to change. The revenue adjustment reflects the revenue that AbbVie will record for product manufactured and sold to Abbott under these arrangements. Pricing under these arrangements will reflect AbbVie's costs plus a manufacturing profit. The Cost of products sold adjustment reflects the costs incurred to manufacture certain products for Abbott as well as an adjustment for certain manufacturing costs previously allocated to other Abbott businesses that will not be charged to Abbott under the supply and manufacturing agreements. Historically, inventory transfers between AbbVie and Abbott were recorded at cost.

(B)
Reflects $11 million for 2011 and $8 million for the nine months of 2012 for the difference in costs to be incurred by AbbVie for the services to be provided by Abbott or AbbVie to the other party under the actual transition services agreements that AbbVie and Abbott will enter into prior to separation. The financial terms are not expected to change.

(C)
Reflects interest expense related to approximately $14.7 billion of long-term debt and $1.0 billion of short-term borrowings that AbbVie expects to issue. AbbVie has entered into interest rate swaps on a certain portion of the debt to convert its fixed interest rates to floating rates. Based on AbbVie's current debt rating, the weighted-average interest rate on the debt is expected to be approximately 1.86%. The interest rate reflects the impact of interest rate swaps on a portion of the debt. Interest expense was calculated assuming constant debt levels throughout the periods. Interest expense may be higher or lower if AbbVie's actual interest rate or credit ratings change. A 1/8% change to the annual interest rate would change interest expense by approximately $20 million on an annual basis.

(D)
Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rates.

(E)
The number of AbbVie shares used to compute basic earnings per share for the year ended December 31, 2011 and for the nine months ended September 30, 2012 is based on the number of shares of AbbVie common stock assumed to be outstanding on the distribution date, based on the number of Abbott common shares outstanding on December 31, 2011 and September 30, 2012, respectively, assuming a distribution ratio of one share of AbbVie common stock for each Abbott common share outstanding. The number of Abbott shares used to determine the assumed distribution reflects the Abbott shares outstanding as of each balance sheet date, which is the most current information as of the date of those financial statements.

(F)
The number of shares used to compute diluted earnings per share is based on the number of basic shares of AbbVie common stock as described in Note E above, plus incremental shares assuming exercise of dilutive outstanding options and restricted stock awards.

(G)
Reflects the issuance of approximately $15.7 billion in debt, less debt issuance costs of $67 million and the net distribution of approximately $8.5 billion cash to Abbott. The $15.7 billion in debt includes $14.7 billion of long-term debt and $1 billion of short-term borrowings. In conjunction with the formation of new AbbVie entities in various countries, Abbott contributed cash to these entities. As a result of the cash contributed by Abbott, the funds raised in the debt issuance, and cash generated by AbbVie's operations, AbbVie distributed $10.2 billion in cash and $3.0 billion in debt securities to Abbott (which notes were thereafter immediately exchanged by Abbott with a third party for existing commercial paper of Abbott in satisfaction and discharge of such commercial paper) and AbbVie will begin operation as an independent company with approximately $7.2 billion of cash and investments.

(H)
On the distribution date, Abbott's net investment in AbbVie will be redesignated as AbbVie Shareholders' Equity and will be allocated between common stock and additional paid in capital based on the number of shares of AbbVie common stock outstanding at the distribution date. The cash distribution described in (G) will reduce Abbott's net investment in AbbVie prior to the redesignation of the investment as AbbVie Shareholders' Equity.

(I)
Reflects $957 million of liabilities and $503 million of assets related to the net retirement obligations and associated deferred taxes that are expected to be transferred to AbbVie. The transfer would have reduced operating expenses by $22 million for the first nine months of 2012 and $21 million for 2011.

(J)
Reflects various corporate and other assets and liabilities to be transferred to AbbVie. These will include a portion of shared information technology assets. There may be additional information technology assets to be transferred to AbbVie at separation for which the transfer has not been finalized. Depreciation on the assets to be transferred to AbbVie was previously charged to AbbVie through allocations from Abbott corporate functions.

  The pro forma adjustments do not include adjustments for lease agreements that AbbVie and Abbott will enter into prior to the distribution pursuant to which AbbVie will lease certain office, warehouse and manufacturing space, including a portion of Abbott Park. AbbVie estimates that it will record a capital lease liability and a corresponding lease asset of approximately $25 million related to the Abbott Park space.

(K)
Reflects the removal of $122 million of separation costs incurred during the historical period that are directly related to the separation of AbbVie from Abbott.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

        The following table sets forth AbbVie's selected financial information derived from its (i) unaudited combined financial statements as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007, which are not included in this information statement; (ii) audited combined financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, which are included elsewhere in this information statement; (iii) unaudited interim combined financial statements as of September 30, 2012 and for the nine months ended September 30, 2012 and 2011, which are included elsewhere in this information statement; and (iv) unaudited interim combined balance sheet as of September 30, 2011, which is not included in this information statement. The historical financial information presented may not be indicative of the results of operations or financial position that would have been obtained if AbbVie had been an independent company during the periods shown or of AbbVie's future performance as an independent company.

        The selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma combined financial statements and the corresponding notes included elsewhere in this information statement.

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(dollars in millions)
Combined Statement of Earnings Data:
Net Sales	$13,174	$12,580	$17,444	$15,638	$14,214	$14,179	$12,236
Net Earnings	3,735	2,276	3,433	4,178	4,636	4,058	3,201
Combined Balance Sheet Data:
Total Assets	22,730	20,036	19,657	21,135	15,858	16,601	15,669

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with the audited combined financial statements and the corresponding notes, the unaudited interim condensed combined financial statements and the corresponding notes, and the unaudited pro forma combined financial statements and the corresponding notes included elsewhere in this information statement. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please see "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Separation from Abbott

        On October 19, 2011, Abbott announced its plan to separate into two independent publicly traded companies, one in diversified medical products and the other in research-based pharmaceuticals. For purposes of this discussion, AbbVie refers to the research-based pharmaceuticals business of Abbott prior to separation. To accomplish this separation, Abbott created a new company, AbbVie Inc. to be the parent company for the research-based pharmaceuticals business. AbbVie Inc. was incorporated in Delaware on April 10, 2012 and is currently a wholly owned subsidiary of Abbott. To effect the separation, Abbott will make a pro rata distribution of AbbVie Inc.'s common stock to Abbott's shareholders. The distribution is subject to a number of conditions, including the receipt of a private letter ruling from the Internal Revenue Service to the effect that, among other things, the distribution will qualify as a tax-free transaction for U.S. federal income tax purposes. See "The Separation and Distribution" section of this information statement for additional details on these conditions. After the distribution, AbbVie Inc. will operate as an independent, publicly-traded company.

        AbbVie's products are materially consistent with the products sold by Abbott's Proprietary Pharmaceutical Products segment as reported in Abbott's annual report on Form 10-K for the year ended December 31, 2011. In addition, AbbVie's sales include Abbott's contract manufacturing of pharmaceutical products. AbbVie's historical combined financial statements have been prepared on a stand-alone basis and are derived from Abbott's consolidated financial statements and accounting records. The combined financial statements reflect AbbVie's financial position, results of operations, and cash flows as its business was operated as part of Abbott prior to the distribution, in conformity with U.S. generally accepted accounting principles.

        The combined financial statements include the allocation of certain assets and liabilities that have historically been held at the Abbott corporate level but which are specifically identifiable or allocable to AbbVie. Cash and cash equivalents, short-term investments and restricted funds held by Abbott were not allocated to AbbVie unless the cash or investments were held by an entity that is expected to be transferred to AbbVie. Long-term debt and short-term borrowings were not allocated to AbbVie as none of the debt recorded by Abbott is directly attributable to or guaranteed by AbbVie. All intracompany transactions and accounts have been eliminated. All intercompany transactions between AbbVie and Abbott are considered to be effectively settled in the combined financial statements at the time the transactions are recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statement of cash flow as a financing activity and in the combined balance sheet as Net parent company investment in AbbVie.

        The historical financial statements do not necessarily include all of the expenses that would have been incurred had AbbVie been a separate, stand-alone entity and may not necessarily reflect AbbVie's results of operations, financial position and cash flows had AbbVie been a stand-alone company during the periods presented. AbbVie's historical financial statements include an allocation of expenses related to certain Abbott corporate functions, including senior management, legal, human resources, finance, information technology, and quality assurance. These expenses have been allocated to AbbVie based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of revenues, headcount, square footage, number of transactions or other measures. AbbVie considers the expense allocation methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expenses that would have been incurred had AbbVie operated as an independent, publicly-traded company for the periods presented.

        AbbVie expects to incur additional costs associated with being an independent, publicly-traded company, primarily from higher charges than in the past from Abbott for various services that will continue to be provided on a transition basis and from newly established or expanded corporate functions. AbbVie believes that cash flow from operations will be sufficient to fund these additional corporate expenses.

Overview and Outlook

        AbbVie's revenues are derived primarily from the sale of a broad line of proprietary pharmaceutical products manufactured in AbbVie facilities and by third party manufacturers and sold to customers under short-term receivable arrangements. AbbVie operates in one business segment—pharmaceutical products. Substantially all of AbbVie's U.S. sales are to three wholesalers. Sales in markets outside the U.S. are approximately 45 percent of combined net sales. Patent protection and licenses, efficacy and safety of AbbVie products relative to other pharmaceuticals for a therapeutic category, and inclusion of AbbVie's products under a contract or by a pharmacy benefit manager most impact which products are sold; price controls, competition, and rebates, along with government budgets outside the U.S., most impact the net selling prices of products; and foreign currency translation impacts the measurement of net sales and costs.

        Robust growth of HUMIRA in a broad range of indications, the acquisition of Solvay Group S.A.'s U.S. pharmaceuticals business and certain other product rights, the loss of patent protection for some pharmaceutical products, a federal government investigation of AbbVie's sales and marketing activities related to Depakote which has now been settled and the challenging economic environment in many countries around the world have impacted AbbVie's sales, costs and financial position over the last three years.

        In 2003, AbbVie began the worldwide launch of HUMIRA for rheumatoid arthritis, followed by launches for five additional indications, which increased HUMIRA's worldwide sales to $7.9 billion in 2011 compared to $6.5 billion in 2010, and $5.6 billion in 2009. HUMIRA received approval for the treatment of moderately to severely active ulcerative colitis in adult patients who have had an inadequate response to conventional therapy from the European Commission in April 2012 and from the FDA in October 2012. In July 2012, HUMIRA received approval from the European Commission for the treatment of severe axial spondyloarthritis in adult patients who have no X-ray evidence of structural damage, and in November 2012, it received approval from the European Commission for the treatment of pediatric patients aged 6 to 17 years with severe active Crohn's disease who failed, are intolerant to, or have contraindications to conventional therapy. AbbVie forecasts low double-digit growth for worldwide HUMIRA sales in 2012. AbbVie is studying additional indications for HUMIRA. Substantial research and development and selling support has been and continues to be dedicated to maximizing the worldwide potential of HUMIRA.

        The acquisition of Solvay's U.S. pharmaceuticals business and certain other product rights for $1.9 billion in February 2010 added several new products, including the U.S. rights to AndroGel and Creon, to AbbVie's portfolio. Increased generic competition resulted in U.S. Depakote sales declining from approximately $330 million in 2009 to approximately $150 million in 2011. Generic competition began in November 2012 for TriCor and is expected to begin in the second half of 2013 for Niaspan and in the second half of 2013 or early 2014 for Trilipix. As a result, sales for AbbVie's combined lipid franchise including TriCor, Trilipix, Niaspan and Simcor are expected to total less than $1.0 billion in

2013. The decrease in U.S. sales of Zemplar from $592 million in 2009 to $255 million in 2011 reflects the impact of changes in reimbursement regulations resulting from U.S. health care reform legislation. Austerity measures implemented by several European countries reduced health care spending and affected pharmaceuticals pricing in those countries in 2011 and 2010, and the impact is expected to continue in 2012.

        Research and development is focused on therapeutic areas that include immunology, oncology, neuroscience, pain management, virology, renal disease and women's health. During the last three years, AbbVie acquired the rights to various in-process research and development projects, including the development of second-generation oral antioxidant inflammation modulators, a product for the treatment of chronic kidney disease and an oral, next-generation JAK1 inhibitor with the potential to treat rheumatoid arthritis and other autoimmune diseases. The April 2010 acquisition of Facet Biotech also enhanced AbbVie's early and mid-stage pipeline and included a biologic for multiple sclerosis and an oncology compound.

        In 2010, the U.S. government passed health care reform legislation which included an increase in Medicaid rebate rates and the extension of the rebate to drugs provided through Medicaid managed care organizations beginning in 2010. The legislation also imposed annual fees which pharmaceuticals manufacturers began paying in 2011, as well as additional rebates related to the Medicare Part D "donut hole" beginning in 2011. The legislation's negative impact on AbbVie's performance grew from more than $200 million in 2010 to approximately $400 million in 2011 and is expected to remain approximately $400 million in 2012. The $400 million in 2011 included approximately $100 million for the annual pharmaceuticals manufacturing fee. This fee is not tax-deductible and is included in Selling, general, and administrative expenses.

        During the next few years, AbbVie will focus on several key initiatives. AbbVie will continue maximizing the market potential of HUMIRA and other products, including AndroGel, Lupron, Synthroid, and Creon as well as advancing its research and development pipeline and investing in emerging markets. Research and development efforts will continue to focus a significant portion of expenditures on compounds for immunology, oncology, neuroscience, pain management, virology, renal disease and women's health. Current research and development projects are described in the "Research and Development Programs" section below.

        Subsequent to the separation, AbbVie expects to incur one-time costs primarily to establish certain stand-alone AbbVie functions and information technology systems, further establish its infrastructure outside the U.S. and to complete the separation in certain countries. A portion of these expenditures will be capitalized and depreciated over the assets' useful lives while the remainder will be expensed as incurred, depending on the nature of the cost. AbbVie expects to fund these costs with cash from operating activities.

Critical Accounting Policies

        Revenue Recognition and Sales Rebates—AbbVie recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability of the sales price is reasonably assured. Revenue from product sales is recognized when title and risk of loss have passed to the customer.

        Approximately 67 percent of AbbVie's gross revenues are subject to various forms of rebates and allowances that AbbVie records as reductions of revenues at the time of sale. AbbVie provides rebates to pharmacy benefit management companies, state agencies that administer the federal Medicaid program, insurance companies that administer Medicare drug plans, wholesalers, group purchasing organizations, and other government agencies and private entities. Rebate amounts are usually based upon the volume of purchases using contractual or statutory prices for a product. For each type of rebate, the factors used in the calculations of the accrual for that rebate include the identification of which products have been sold subject to the rebate, which customer or government agency price terms apply for that rebate, and the estimated lag time between sale and payment of the rebate. Using historical trends for that rebate, adjusted for current changes, AbbVie estimates the amount of the rebate that will be paid, and records the liability as a reduction of gross sales when AbbVie records its sale of the product. Settlement of the rebate generally occurs from two to eight months after sale. AbbVie regularly analyzes the historical rebate trends and makes adjustments to reserves for changes in trends and terms of rebate programs. Rebates and chargebacks charged against gross sales in 2011, 2010 and 2009 amounted to approximately $3.7 billion, $3.4 billion and $2.7 billion, respectively, or 25.3 percent, 28.2 percent and 26.0 percent, respectively, based on gross sales of approximately $14.7 billion, $12.1 billion and $10.3 billion, respectively, subject to rebate. A one-percentage point increase in the percentage of rebates to related gross sales would decrease net sales by approximately $147 million in 2011. AbbVie considers a one-percentage point increase to be a reasonably likely increase in the percentage of rebates to related gross sales. Other allowances charged against gross sales were approximately $292 million, $263 million and $215 million for cash discounts in 2011, 2010 and 2009, respectively, and $325 million, $190 million and $128 million for returns in 2011, 2010 and 2009, respectively. Cash discounts can be reliably estimated. Product returns can be reliably estimated because AbbVie's historical returns are low, and because sales returns terms and other sales terms have remained relatively unchanged for several periods.

        Management analyzes the adequacy of ending rebate accrual balances each quarter. In the U.S., the most significant charges against gross sales are for Medicaid and Medicare rebates, pharmacy benefit manager rebates and wholesaler chargebacks. Medicaid rebates relate to the Federal Medicaid program, which is administered by state agencies, whereby rebates are provided to participating state and local government entities under various laws and regulations, and in some cases supplemental rebates are also provided to the states under contractual agreements. Medicare rebates are negotiated with managed care organizations that manage prescription drug plans covering the Medicare Part D drug benefit. Pharmacy benefit manager rebates arise from contractual agreements with private health care plans that seek to reduce costs by negotiating discounts with pharmaceuticals manufacturers. Under wholesaler chargeback programs, the wholesaler charges AbbVie back for the difference between the price paid by the wholesaler to AbbVie and the price paid by the end customer to the wholesaler under contractual discount agreements negotiated between AbbVie and the end customer. In order to evaluate the adequacy of the ending accrual balances, for each type of rebate, management uses both internal and external data to estimate the level of inventory in the distribution channel and the rebate claims processing lag time for that rebate. External data sources used to estimate the inventory in the distribution channel include inventory levels periodically reported by wholesalers. Management estimates the processing lag time based on periodic sampling of claims data. To estimate the price rebate percentage, systems and calculations are used to track sales by product and by customer and to estimate the contractual or statutory price. AbbVie's systems and calculations have developed over time as rebates have become more significant, and AbbVie believes they are reliable.

        The following table is an analysis of the three largest rebate accruals, which comprise approximately 86 percent of the combined rebate provisions charged against revenues in 2011.

Remaining rebate provisions charged against gross sales are not significant in the determination of operating earnings. (dollars in millions)

	U.S. Pharmaceutical Products
	Medicaid and Medicare Rebates	Pharmacy Benefit Manager Rebates	Wholesaler Chargebacks
Balance at January 1, 2009	$295	$228	$146
Provisions	563	505	1,134
Payments	(506)	(494)	(1,120)

Balance at December 31, 2009	352	239	160
Provisions	899	841	1,162
Payments	(617)	(670)	(1,163)

Balance at December 31, 2010	634	410	159
Provisions	985	831	1,361
Payments	(899)	(735)	(1,349)

Balance at December 31, 2011	$720	$506	$171

        Historically, adjustments to prior years' rebate accruals have not been material to net income. AbbVie employs various techniques to verify the accuracy of claims submitted to it, and where possible, works with the organizations submitting claims to gain insight into changes that might affect the rebate amounts. For Medicaid, Medicare and other government agency programs, the calculation of a rebate involves interpretations of relevant regulations, which are subject to challenge or change in interpretation.

        Income Taxes—In AbbVie's combined financial statements, income tax expense and deferred tax balances have been calculated on a separate tax return basis although AbbVie's operations have historically been included in the tax returns filed by the respective Abbott entities of which the AbbVie business is a part. In the future, as a stand-alone entity, AbbVie will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in the historical periods.

        AbbVie does not maintain an income taxes payable to/from account with Abbott. With the exception of certain entities outside the U.S. that will transfer to AbbVie at separation, AbbVie is deemed to settle current tax balances with the Abbott tax paying entities in the respective jurisdictions. These settlements are reflected as changes in Net parent company investment in AbbVie.

        AbbVie operates in numerous countries where the tax returns of the Abbott entity of which AbbVie is a part are subject to audits and adjustments. Because AbbVie operates worldwide, the nature of the audit items are often very complex, and the objectives of the government auditors can result in a tax on the same income in more than one country. In accordance with the accounting rules relating to the measurement of tax contingencies, in order to recognize an uncertain tax benefit, the taxpayer must conclude that it will more likely than not sustain the position, and the measurement of the benefit is calculated as the largest amount that is more than 50 percent likely to be realized upon resolution of the benefit. Application of these rules requires a significant amount of judgment.

        AbbVie and Abbott will enter into a tax sharing agreement prior to or concurrent with the separation. For tax contingencies prior to the separation, Abbott will indemnify and hold AbbVie harmless if the tax positions are settled for amounts in excess of recorded liabilities, and AbbVie will not benefit if prior tax positions are resolved more favorably than recorded amounts.

        Intangible Assets and Goodwill—AbbVie has acquired and may continue to acquire significant intangible assets in connection with business combinations that AbbVie records at fair value. Transactions involving the purchase or sale of intangible assets occur with some frequency between companies in the pharmaceuticals industry and valuations are usually based on a discounted cash flow analysis. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, cost of capital, terminal values and market participants. Each of these factors can significantly affect the value of the intangible asset. AbbVie engages independent valuation experts who review AbbVie's critical assumptions and calculations for acquisitions of significant intangibles. AbbVie reviews the recoverability of definite-lived intangible assets each quarter using an undiscounted net cash flow approach. If the undiscounted cash flows of an intangible asset are less than the carrying value of an intangible asset, the intangible asset is written down to its fair value, which is usually the discounted cash flow amount. Where cash flows cannot be identified for an individual asset, the review is applied at the lowest level for which cash flows are identifiable. Goodwill and indefinite-lived intangible assets, which relate to in-process research and development acquired in a business combination, are reviewed for impairment annually or when an event that could result in an impairment occurs. At September 30, 2012, goodwill and other intangible assets totaled $6.1 billion and $2.4 billion, respectively. At December 31, 2011, goodwill and other intangible assets amounted to $6.1 billion and $2.9 billion, respectively, and amortization expense for intangible assets amounted to approximately $764 million in 2011. There were no impairments of goodwill in 2011, 2010 or 2009 and the results of the last impairment test indicated that the fair value of each reporting unit was substantially in excess of its carrying value. In 2011, AbbVie recorded impairment charges of $46 million for certain projects under development.

        Litigation—AbbVie accounts for litigation losses in accordance with FASB Accounting Standards Codification (ASC) No. 450, "Contingencies." Under ASC No. 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes known. Accordingly, AbbVie is often initially unable to develop a best estimate of loss, and therefore the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. The recorded accrual balance of approximately $820 million as of September 30, 2012 consists primarily of the unpaid portion of the settlement related to the government's investigation of AbbVie's sales and marketing activities for Depakote.

        Pension and Post-Employment Benefits—AbbVie employees participate in various pension and post-employment health care plans sponsored by Abbott. In AbbVie's financial statements, these plans are accounted for as multiemployer benefit plans and no liabilities have been reflected in AbbVie's combined balance sheets as there were no unfunded contributions due at the end of any reporting period. At the separation date, AbbVie expects to record the net benefit plan obligations transferred from Abbott. See "Unaudited Pro Forma Combined Financial Statements" for additional information. AbbVie's combined statements of earnings include expense allocations for these benefits. These expenses were funded through intercompany transactions with Abbott which are reflected within Net parent company investment in AbbVie.

        Certain pension plans in AbbVie's German and U.S. operations are direct obligations of AbbVie and are recorded in the combined financial statements. AbbVie engages outside actuaries to assist in the determination of the obligations and costs under these plans. AbbVie must develop long-term assumptions, the most significant of which are the discount rates and the expected return on plan assets. At December 31, 2011, pretax net actuarial losses and prior service costs recognized in Accumulated other comprehensive income (loss) for these plans were losses of $98 million. Actuarial losses and gains are amortized over the remaining service attribution periods of the employees under the corridor method, in accordance with the rules for accounting for post-employment benefits. Differences between the expected long-term return on plan assets and the actual annual return are amortized over a five-year period.

Results of Operations—Years ended December 31, 2011, 2010 and 2009

        Net sales increased 11.6 percent in 2011 and 10.0 percent in 2010. U.S. net sales increased 8.2 percent in 2011 and 10.7 percent in 2010. Net sales outside the U.S. increased 16.0 percent in 2011 and 9.1 percent in 2010. Increases in net sales in 2011 and 2010 reflect primarily unit growth, the acquisition of Solvay's U.S. pharmaceuticals business on February 15, 2010 and the favorable effect of exchange.

        The following table details the sales of key products. Percent changes are versus the prior year and are based on unrounded numbers.

						% Change Attributable to Exchange
				% Change
	Year Ended December 31
				2011 vs. 2010	2010 vs. 2009	2011 vs. 2010	2010 vs. 2009
	2011	2010	2009
	(dollars in millions)
HUMIRA
U.S.	$3,427	$2,872	$2,520	19	14	—	—
Non-U.S.	4,505	3,636	3,042	24	20	7	1
Total	7,932	6,508	5,562	22	17	4	—
TriCor/Trilipix
U.S.	1,372	1,355	1,337	1	1	—	—
Kaletra
U.S.	326	363	447	(10)	(19)	—	—
Non-U.S.	844	860	926	(2)	(7)	4	—
Total	1,170	1,223	1,373	(4)	(11)	3	—
Niaspan
U.S.	976	927	855	5	8	—	—
AndroGel
U.S.	874	649	—	35	n/m	—	n/m
Lupron
U.S.	540	483	540	12	(11)	—	—
Non-U.S.	270	258	263	4	(2)	5	4
Total	810	741	803	9	(8)	2	1
Synagis
U.S.	17	16	39	5	(58)	—	—
Non-U.S.	775	710	663	9	7	5	4
Total	792	726	702	9	3	4	4
Sevoflurane
U.S.	88	126	160	(30)	(21)	—	—
Non-U.S.	577	538	561	7	(4)	4	2
Total	665	664	721	—	(8)	3	1
Synthroid
U.S.	522	451	415	16	9	—	—
Norvir
U.S.	289	241	246	20	(2)	—	—
Non-U.S.	130	103	103	27	—	5	—
Total	419	344	349	21	(2)	2	—
Zemplar
U.S.	255	476	592	(46)	(20)	—	—
Non-U.S.	154	120	108	28	11	3	(2)
Total	409	596	700	(31)	(15)	1	—
Creon
U.S.	332	246	—	35	n/m	—	n/m

n/m—Percent change is not meaningful

        Continued penetration in major markets across the world and market growth drove sales increases for HUMIRA in all three years. HUMIRA had approval to market for six indications during the 2009-2011 period.

        AbbVie acquired AndroGel in the acquisition of Solvay's U.S. pharmaceuticals business in February 2010. AndroGel holds the number one share position in the U.S. testosterone replacement market where 2011 growth was driven by increasing diagnosis and treatment of low testosterone. In April 2011, AbbVie received U.S. FDA approval for AndroGel 1.62%, a low-volume formulation, and AndroGel 1.62% gained market share during the second half of 2011.

        The 2011 increase in U.S. sales of Lupron was partially due to strong performance by the six-month formulation of Lupron Depot that was approved in 2011. The 2010 decrease in U.S. sales of Lupron was due to lower price and demand.

        U.S. sales of Sevoflurane were impacted by generic competition in 2011 and 2010. U.S. sales of Zemplar in 2011 and 2010 were impacted by changes in reimbursement regulations resulting from U.S. health care reform legislation. Worldwide sales of Kaletra in all three years were negatively affected by market competition. The decreases in U.S. sales of Depakote reflect the impact of generic competition which began in 2008.

        AbbVie has periodically sold product rights to non-strategic products and has recorded the related gains in net sales in accordance with AbbVie's revenue recognition policies as discussed in Note 2 to the combined financial statements. Sales of product rights were not material in 2011, 2010 or 2009.

        The expiration of licenses, patent protection and generic competition can affect the future revenues and operating income of AbbVie. There are currently no significant patent or license expirations in the next three years. However, AbbVie has agreements with generic manufacturers that will permit generic competition for certain products in the future. Under a license agreement for TriCor, generic competition began in November 2012. Under a license agreement for Trilipix 45 mg and 135 mg, generic competition may begin in January 2014 except that under certain circumstances the license may commence as early as July 2013. Under an agreement relating to AbbVie's niacin products acquired with the Kos Pharmaceuticals acquisition, Niaspan may become subject to generic competition in September 2013. 2011 sales of TriCor, Trilipix and Niaspan were $987 million, $385 million and $976 million, respectively. AndroGel 1% sales are expected to be impacted by generic competition in 2015.

Operating Earnings

        Gross profit margins were 73.4 percent of net sales in 2011, 72.5 percent in 2010 and 71.5 percent in 2009. The increases in gross profit margin were due, in part, to improved efficiencies and favorable product mix. In the U.S., various governmental rebate programs continue to have a negative effect on the gross profit margins. The 2010 health care reform legislation in the U.S. resulted in increased and additional Medicaid rebates beginning in 2010 and in additional rebates related to the Medicare Part D "donut hole" beginning in 2011 which negatively affected AbbVie's business. The negative impact of the rebates resulting from the 2010 health care reform legislation grew from more than $200 million in 2010 to approximately $300 million in 2011.

        Research and development expense was $2.6 billion in 2011, $2.5 billion in 2010 and $1.7 billion in 2009 and represented increases of 4.9 percent in 2011 and 46.1 percent in 2010. The increase in 2010 reflects the acquisitions of Solvay's U.S. pharmaceuticals business in February 2010 and Facet Biotech Corporation in April 2010. The increases in 2011 and 2010 also reflect continued pipeline spending, including programs for immunology, oncology, neuroscience, pain management, virology, renal disease and women's health.

        Selling, general and administrative expenses totaled $5.9 billion in 2011, $3.8 billion in 2010 and $3.3 billion in 2009 and represented increases of 54.3 percent in 2011 and 14.1 percent in 2010. The

U.S. Department of Justice through the United States Attorney for the Western District of Virginia investigated AbbVie's sales and marketing activities for Depakote. In 2011, AbbVie recorded a litigation charge of $1.5 billion related to ongoing settlement discussions in this investigation. Excluding the litigation charge, selling, general and administrative expenses increased 14.8 percent in 2011. The 2011 increase reflects approximately $100 million for the annual fee which pharmaceuticals manufacturers began paying in 2011 under the 2010 U.S. health care reform legislation. The increase in 2010 reflects the acquisition of Solvay's U.S. pharmaceuticals business in 2010. The remaining increases in selling, general and administrative expenses were due primarily to increased selling and marketing support for new and existing products, including continued spending for HUMIRA, and inflation.

Other (income) expense, net

        Other (income) expense, net, for 2011 includes $56 million of fair value adjustments and accretion of contingent consideration related to the acquisition of Solvay's U.S. pharmaceuticals business. Other (income) expense, net, for 2009 includes the derecognition of a contingent liability of $797 million associated with the conclusion of the TAP Pharmaceutical Products Inc. joint venture in 2008. The contingent liability was established as AbbVie agreed to remit cash to Takeda if certain research and development events were not achieved on the development assets retained by Takeda. In 2009, the research and development events were achieved and the contingent liability was derecognized. Other (income) expense, net, for 2011, 2010 and 2009 also includes ongoing contractual payments from Takeda associated with the conclusion of the TAP joint venture.

Taxes on Earnings

        The income tax rates on earnings were 6.4 percent in 2011, 13.6 percent in 2010 and 22.1 percent in 2009. Taxes on earnings in 2011 reflect the non-deductibility of a litigation reserve and the recognition of $411 million of tax benefits as a result of the favorable resolution of various tax positions pertaining to prior years. Excluding these discrete items, the effective tax rates are less than the statutory U.S. federal income tax rate of 35 percent principally due to the benefit of lower statutory tax rates and tax exemptions in Puerto Rico and other foreign taxing jurisdictions that reduced the tax rates by 25.4, 22.5, and 14.8 percentage points in 2011, 2010, and 2009, respectively. The tax rate reductions are primarily derived from operations in Puerto Rico where AbbVie benefits from a combination of favorable statutory tax rules, tax rulings, grants, and exemptions. AbbVie believes that it is reasonably possible that the recorded amount of gross unrecognized tax benefits may decrease by up to $250 million, including cash payments, within the next twelve months as a result of concluding various domestic and international tax matters.

        As an independent company, AbbVie expects that its effective income tax rate in 2013 will be approximately 22 percent, excluding any discrete items.

        In October 2010, Puerto Rico enacted legislation that assesses an excise tax beginning in 2011 on certain products manufactured in Puerto Rico. The tax is levied on gross inventory purchases from entities in Puerto Rico and is included in inventory cost. The tax is creditable for U.S. income tax purposes. In 2011, Cost of products sold included approximately $105 million related to this tax.

Research and Development Programs

        AbbVie currently has numerous pharmaceutical products in development.

        The research and development process generally begins with discovery research which focuses on the identification of a molecule that has a desired effect against a given disease. If preclinical testing of an identified compound proves successful, the compound moves into clinical development which generally includes the following phases:

  •
  Phase I—involves the first human tests in a small number of healthy volunteers or patients to assess safety, tolerability and potential dosing.

  •
  Phase II—tests the molecule's efficacy against the disease in a relatively small group of patients.

  •
  Phase III—tests a molecule that demonstrates favorable results in the earlier phases in a significantly larger patient population to further demonstrate efficacy and safety based on regulatory criteria.

        The clinical trials from all of the development phases provide the data required to prepare and submit a New Drug Application (NDA), a Biological License Application (BLA) or other submission for regulatory approval to the U.S. Food and Drug Administration (FDA) or similar government agencies outside the U.S. The specific requirements (e.g., scope of clinical trials) for obtaining regulatory approval vary across different countries and geographic regions.

        The research and development process from discovery through a new drug launch typically takes 8 - 12 years and can be even longer. There is a significant amount of uncertainty inherent in the research and development of new pharmaceutical products and there is no guarantee when, or if, a molecule will receive the regulatory approval required to launch a new drug or indication.

        In addition to the development of new products and new formulations, research and development projects also may include Phase IV trials, sometimes called post-marketing studies. For such projects, clinical trials are designed and conducted to collect additional data regarding, among other parameters, the benefits and risks of an approved drug.

        AbbVie's significant areas of therapeutic focus include the following:

        Virology—AbbVie's antiviral program is focused on developing treatments for hepatitis C and the initiation of Phase III development was announced in October 2012 for combinations of ABT-450, part of the Enanta collaboration, polymerase inhibitor ABT-333, and ABT-267, a NS5A inhibitor.

        Renal Disease—A global Phase IIb program for atrasentan that started in June 2011 is expected to be completed by the end of 2012.

        In 2010, AbbVie entered into an agreement with Reata Pharmaceuticals for ex-U.S. rights, excluding certain Asian markets, to bardoxolone methyl, an investigational treatment for chronic kidney disease (CKD). A global Phase III clinical trial known as BEACON was initiated in June 2011. On October 17, 2012, Reata informed AbbVie that it is discontinuing the Phase III clinical study. The discontinuation is based on a recommendation from the study's Independent Data Monitoring Committee regarding safety concerns due to "excess serious adverse events and mortality in the bardoxolone methyl arm." Reata and AbbVie will closely examine the data from this study to determine whether there is an appropriate path forward for the development of bardoxolone methyl in chronic kidney disease or other indications.

        Neuroscience/Pain—AbbVie is focused on the development of compounds that target receptors in the brain that help regulate neurological functions to address conditions such as Alzheimer's disease, schizophrenia, pain, Parkinson's disease and multiple sclerosis (MS). The ABT-126 Phase IIb Alzheimer's disease program began in March 2012. Daclizumab, a monoclonal antibody, is in ongoing Phase III clinical trials for relapsing remitting MS. ABT-110 is under development for the treatment of multiple pain indications with Phase IIa clinical trials expected to start in the fourth quarter of 2012. A levodopa-carbidopa intestinal gel (LCIG) is completing its Phase III program for Parkinson's disease and a U.S. registration submission is expected in November 2012. The latter product is sold under the Duodopa name outside the U.S.

        Oncology—AbbVie is focused on the development of targeted treatments that inhibit tumor growth and improve responses to common cancer therapies. AbbVie has new molecular entities in development for more than a dozen types of cancer including:

  •
  Veliparib (ABT-888), a PARP-inhibitor, for which Phase II is ongoing for a number of specific tumor types.

  •
  Elotuzumab under a collaboration agreement acquired as part of the Facet Biotech acquisition in 2010. Phase III development of elotuzumab for the treatment of multiple myeloma began in June 2011.

  •
  ABT-199, a next-generation Bcl-2 inhibitor currently in Phase I development for chronic lymphocytic leukemia (CLL) and non-Hodgkin's lymphoma (NHL), is expected to start Phase III in 2013.

        Women's Health—In 2010, AbbVie entered into a collaboration agreement with Neurocrine Biosciences to develop and commercialize elagolix, an oral gonadotropin-releasing hormone (GnRH) antagonist, for the treatment of endometriosis-related pain and uterine fibroids. A Phase III study in endometriosis began in mid-2012 and a Phase IIa study for uterine fibroids was initiated in November 2011.

        Immunology—Projects are ongoing to identify new mechanisms with the potential to treat an array of immune-mediated diseases. Projects include early stage work in oral DMARD therapies and a number of biologic candidates. ABT-122 and ABT-981 are both dual variable domain immunoglobulins in Phase I clinical trials with potential to be disease modifying anti-arthritic drugs.

        In the first quarter of 2012, AbbVie entered into a global collaboration with Galapagos to develop and commercialize an oral, next-generation JAK1 inhibitor currently in Phase II development with the potential to treat multiple autoimmune diseases. In the fourth quarter of 2011, AbbVie entered into a collaboration with Reata Pharmaceuticals for the joint development and commercialization of second-generation, oral antioxidant inflammation modulators. Phase II clinical trials for rheumatoid arthritis and psoriasis are ongoing for AbbVie's anti-CD4 biologic, BT-061, under a collaboration with Biotest.

        Additional indications of HUMIRA have registration submissions under review, including ankylosing spondylitis in China where the registration was submitted in September 2011. For pediatric Crohn's disease, European Union approval was obtained on November 27, 2012. For ulcerative colitis, European Union approval was obtained April 4, 2012, FDA approval for the United States was obtained September 28, 2012, and the registration submission in Japan was made in March 2012. Phase III trials are ongoing for uveitis in the U.S., EU and Japan, peripheral spondyloarthritis in the U.S. and EU, and for hidradenitis suppurativa in the U.S. and EU. A registration submission for intestinal Behcet's disease was made in Japan on August 31, 2012. The registration submission for axial spondyloarthritis is expected to be made in the U.S. in late 2012. Approval for axial spondyloarthritis was obtained in July 2012 for the EU, and approval for juvenile idiopathic arthritis was obtained in July 2011 for Japan.

        In 2011, new formulations of some of AbbVie's existing pharmaceutical products were approved, including the 6-month and 3-month strengths of Lupron Depot in the U.S. in June and August, respectively. A new strength for Creon was approved in the U.S. in June 2011 and AndroGel 1.62% was approved in April 2011 in the U.S. An additional registration submission for a new strength for Creon was made on September 28, 2012.

        Given the numerous sources for potential future growth, no individual project is expected to be material to cash flows or results of operations over the next five years. Factors considered included research and development expenses projected to be incurred for the project over the next year relative to AbbVie's total research and development expenses as well as qualitative factors, such as marketplace perceptions and impact of a new product on AbbVie's overall market position. There were no delays in AbbVie's 2011 research and development activities that are expected to have a material impact on operations.

        While the aggregate cost to complete the numerous pharmaceutical projects currently in development is expected to be material, the total cost to complete will depend upon AbbVie's ability to successfully complete each project, the rate at which each project advances, and the ultimate timing for completion. Given the potential for significant delays and the high rate of failure inherent in the research and development of new pharmaceutical products, it is not possible to accurately estimate the total cost to complete all projects currently in development. However, AbbVie plans to continue to manage its portfolio of projects to achieve research and development spend equal to approximately 13 percent to 14 percent of net sales each year. AbbVie does not regularly accumulate or make management decisions based on the total expenses incurred for a particular development phase in a given period.

        Generally, AbbVie seeks to obtain various forms of exclusivity for each product in development. AbbVie obtains patent protection, where available, in all significant markets and/or countries for each product in development. Additionally, AbbVie also seeks to obtain other forms of legal or regulatory exclusivity that would protect the product upon approval. These forms of regulatory exclusivity have a variety of terms, from 3, 5 to 7 years in the United States and up to 10 years in the European Union. This regulatory exclusivity is granted upon the approval of each development project. In certain instances, regulatory exclusivity may protect a product where patent protection is no longer available or for a period of time in excess of patent protection. The availability and length of such regulatory exclusivity is based, in part, on the length of the regulatory review process and can only be determined upon product approval. It is not possible to estimate for each product in development the total period of exclusivity that will be obtained if regulatory approval is obtained.

        Generally, upon approval, products in development may be entitled to exclusivity. AbbVie seeks patent protection, where available, in all significant markets and/or countries for each product in development. In the United States, the expiration date for patents filed on or after June 8, 1995 is 20 years after the filing date. Given that patents relating to pharmaceutical products are often obtained early in the development process and given the amount of time needed to complete clinical trials and other development activities required for regulatory approval, the length of time between product launch and patent expiration is significantly less than 20 years if a product in development ultimately obtains regulatory approval. The Drug Price Competition and Patent Term Restoration Act of 1984 (commonly known as the Hatch-Waxman Act) permits a patent holder to seek a patent extension commonly called a patent term restoration for patents on products (or processes for making the product) regulated by the Federal Food, Drug and Cosmetic Act. The calculation of the patent extension is roughly based on 50 percent of the period of time extending from the filing of an Investigational New Drug application to the submission of the NDA, plus 100 percent of the time period from NDA submission to regulatory approval. The extension, however, cannot exceed 5 years and the remaining patent term after regulatory approval cannot exceed 14 years. Only one patent related to the first commercial marketing of a newly approved pharmaceutical product is eligible for a patent term restoration.

        Additionally, products may be entitled to obtain other forms of legal or regulatory exclusivity upon approval. These forms of regulatory exclusivity have a variety of terms in the United States and are variable in other jurisdictions. In the United States, when the FDA approves a new chemical entity that it has not previously approved alone or in combination with other chemical entities, the product is granted 5 years of regulatory exclusivity. The FDA may grant 3 years of market exclusivity for an NDA, including supplementary applications, if the application contains reports of new clinical investigations that have not previously been relied upon by the FDA. If the FDA grants pediatric exclusivity, the longest existing exclusivity (patent or regulatory) related to the product would be extended by 180 days. If the FDA designates a product as an orphan drug that is either used to treat conditions that afflict a relatively small population or for which there is not a reasonable expectation that the research and development costs will be recovered, the FDA may grant 7 years of exclusivity.

        This regulatory exclusivity is granted upon the approval of each development project. In certain instances, regulatory exclusivity may protect a product where patent protection is no longer available or for a period of time in excess of patent protection. It is not possible to estimate for each product in development the total period of exclusivity that will be granted if regulatory approval is obtained. However, given the length of time required to complete clinical development of a pharmaceutical product, the minimum and maximum periods of exclusivity that might be achieved in any individual case would not be expected to exceed 3 and 14 years, respectively. These estimates do not consider other factors, such as the difficulty of recreating the manufacturing process for a particular product or other proprietary knowledge that may provide some level of additional protection against generic incursion.

Business Combinations, Technology Acquisitions and Related Transactions

        In February 2010, AbbVie acquired Solvay's U.S. pharmaceuticals business and certain other product rights for approximately $1.9 billion, in cash, plus additional payments of up to EUR 100 million per year if certain sales milestones are met in 2011, 2012 and 2013. Contingent consideration of approximately $290 million was recorded. The acquisition of Solvay's U.S. pharmaceuticals business provides AbbVie with a complementary pharmaceutical product portfolio including the U.S. rights to AndroGel and Creon, worldwide rights to Duodopa and various research and development projects. AbbVie acquired control of this business on February 15, 2010 and the financial results of the acquired operations are included in AbbVie's results of operations beginning on that date. Net sales for the acquired operations were approximately $1.1 billion for 2010. If the acquisition had taken place on January 1, 2009, AbbVie's 2009 net sales would have increased by approximately $1 billion and net earnings would not have been significantly different from the reported amount with the inclusion of intangible amortization, as well as acquisition, integration and restructuring expenses. The acquisition was funded with cash and short-term investments. The allocation of the fair value of the acquisition is shown in the table below (in billions of dollars).

Acquired intangible assets, non-deductible	$1.8
Goodwill, non-deductible	0.4
Acquired in-process research and development, non-deductible	0.5
Deferred income taxes recorded at acquisition	(0.5)

Total allocation of fair value	$2.2

        Acquired intangible assets consist primarily of product rights for currently marketed products and are amortized over 2 to 13 years (average of 8 years). Acquired in-process research and development projects are accounted for as indefinite lived intangible assets until regulatory approval or discontinuation.

        In April 2010, AbbVie acquired the outstanding shares of Facet Biotech Corporation (Facet) for approximately $430 million, in cash, net of cash held by Facet. The acquisition enhances AbbVie's early-and mid-stage pharmaceutical pipeline, including daclizumab, a biologic for multiple sclerosis and an oncology compound. A substantial portion of the fair value of the acquisition, including $381 million for daclizumab, has been allocated to acquired in-process research and development projects that are accounted for as indefinite-lived intangible assets until regulatory approval or discontinuation.

        Except for the acquisition of the Solvay pharmaceuticals business, had the above acquisitions taken place on January 1 of the previous year, combined net sales and income would not have been significantly different from reported amounts.

        During 2010 and 2011, AbbVie entered into a series of transactions with Reata Pharmaceuticals which included (1) a collaboration agreement for the joint development and commercialization of second generation oral antioxidant inflammation modulators resulting in a charge to acquired in-process and collaborations research and development of $400 million in 2011, (2) an agreement to acquire licensing rights outside the U.S., excluding certain Asian markets, to bardoxolone methyl, a product in development for the treatment of chronic kidney disease resulting in a charge to acquired in-process and collaborations research and development of $238 million in 2010 and (3) the acquisition of equity interests in Reata of $62 million each in 2011 and 2010. In 2011, certain milestones were achieved in the development for the treatment of chronic kidney disease and charges to acquired in-process and collaborations research and development of $188 million were recorded. In the first quarter of 2012, $50 million of research and development expense was recorded related to the achievement of a clinical development milestone under the license agreement. The license agreement requires additional payments of up to $200 million if certain development and regulatory milestones associated with the chronic kidney disease compound are achieved.

        On October 17, 2012 Reata informed AbbVie that it is discontinuing the Phase III clinical study for bardoxolone methyl for chronic kidney disease. Reata and AbbVie will closely examine the data from this study to determine whether there is an appropriate path forward for the development of bardoxolone methyl in chronic kidney disease or other indications. AbbVie is evaluating the impact of the study's discontinuation on the carrying value of the investment.

        In 2011, AbbVie entered into an agreement with Biotest AG to develop and commercialize a treatment for rheumatoid arthritis and psoriasis resulting in a charge to acquired in-process and collaborations research and development of $85 million. Additional payments totaling up to $395 million based on projected regulatory approval timelines could be required for the achievement of certain development, regulatory and commercial milestones under this agreement. In 2010, AbbVie entered into an agreement with Neurocrine Biosciences to develop and commercialize a product for the treatment of endometriosis resulting in a charge to acquired in-process and collaborations research and development of $75 million. Additional payments of approximately $500 million could be required for the achievement of certain development, regulatory and commercial milestones under this agreement. In 2009, AbbVie acquired the global rights to a novel biologic for the treatment of chronic pain for $170 million resulting in a charge to acquired in-process and collaborations research and development.

Goodwill

        At December 31, 2011, goodwill recorded as a result of business combinations totaled $6.1 billion. Goodwill is reviewed for impairment annually or when an event that could result in an impairment occurs. The results of the impairment tests performed during 2011, 2010, and 2009 indicated that the estimated fair value of each reporting unit was substantially in excess of its carrying value.

Transition from Abbott and Cost to Operate as an Independent Company

        The combined financial statements reflect the operating results and financial position of AbbVie as it was operated by Abbott, rather than as an independent company. AbbVie will incur additional ongoing operating expenses to operate as an independent company. These costs will include the cost of various corporate headquarters functions, incremental information technology-related costs, and incremental costs to operate a stand-alone back office infrastructure outside the U.S. In order to establish these stand-alone functions, information technology systems, and back office infrastructure, AbbVie will also incur non-recurring expenses and non-recurring capital expenditures.

        The operating costs of various information technology systems maintained by Abbott have been allocated to AbbVie on bases which management believes are reasonable. Included in these allocations is AbbVie's proportionate share of fixed operating costs. As an independent company, AbbVie's information technology operating costs may be higher than the costs allocated in the historical combined financial statements. In addition, AbbVie will incur non-recurring expenses and capital expenditures to establish its independent information technology systems.

        In markets outside the U.S., AbbVie does not currently have sufficient back office infrastructure to operate without transition service agreements with Abbott. Abbott will enter into a transition services agreement with AbbVie to provide services outside the United States, including back office services in certain countries, for up to two years after separation. The back office services provided will include information technology, accounts payable, payroll, receivables collection, treasury and other financial functions, as well as order entry, warehousing, and other administrative services. This transition services agreement will allow AbbVie to operate its international pharmaceuticals business independently prior to establishing a stand-alone back office infrastructure for all countries. During the transition from Abbott, AbbVie will incur non-recurring expenses to expand its international infrastructure. In addition, in certain international markets, the marketing authorizations to sell AbbVie's products will continue to be held by Abbott post-separation until the authorizations can be transferred through the applicable regulatory channels.

        The transition services agreement in the United States will cover certain corporate support services that AbbVie has historically received from Abbott. Such services will include information technology, accounts payable, payroll, and other financial functions, as well as engineering support for various facilities, quality assurance support, and other administrative services. The term of the service under the agreement is expected to vary by activity. This agreement will facilitate the separation by allowing AbbVie to operate independently prior to establishing stand-alone back office systems across its organization.

        It is not practicable to estimate the costs that would have been incurred in each of the periods presented in the historical financial statements for the functions described above. Actual costs that would have been incurred if AbbVie operated as a stand-alone company during these periods would have depended on various factors, including organizational design, outsourcing and other strategic decisions related to corporate functions, information technology, and international back office infrastructure.

Results of Operations—Nine Months ended September 30, 2012 and 2011

        Net sales increased 4.7 percent for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011. The increase reflects primarily unit growth partially offset by the unfavorable effect of exchange. U.S. net sales increased 7.6 percent and net sales outside the U.S. increased 1.3 percent, net of the unfavorable effect of exchange of 7.0 percent.

        A comparison of significant product group sales for the nine months ended September 30 is as follows. Percent changes are versus the prior year and are based on unrounded numbers.

					% Change Attributable to Exchange
	Nine Months Ended September 30		% Change
			2012 vs. 2011	2011 vs. 2010	2012 vs. 2011	2011 vs. 2010
	2012	2011
	(dollars in millions)
HUMIRA
U.S.	$2,964	$2,349	26	18	—	—
Non-U.S.	3,621	3,405	6	27	(8)	9
Total	6,585	5,754	14	23	(5)	5
TriCor/Trilipix
U.S.	897	963	(7)	3	—	—
Kaletra
U.S.	196	226	(13)	(11)	—	—
Non-U.S.	567	656	(14)	(1)	(7)	5
Total	763	882	(13)	(4)	(5)	4
Niaspan
U.S.	634	718	(12)	12	—	—
AndroGel
U.S.	787	615	28	n/m	—	—
Lupron
U.S.	414	401	3	14	—	—
Non-U.S.	175	201	(13)	3	(5)	7
Total	589	602	(2)	10	(2)	2
Synagis
Non-U.S.	506	463	9	(2)	(2)	5
Sevoflurane
U.S.	53	55	(4)	(33)	—	—
Non-U.S.	391	433	(10)	6	(6)	6
Total	444	488	(9)	—	(5)	5
Synthroid
U.S.	383	387	(1)	21	—	—
Norvir
U.S.	195	186	5	18	—	—
Non-U.S.	85	96	(11)	25	(7)	7
Total	280	282	(1)	20	(2)	2
Zemplar
U.S.	161	191	(16)	(47)	—	—
Non-U.S.	115	115	—	28	(8)	5
Total	276	306	(10)	(32)	(3)	1
Creon
U.S.	248	230	7	n/m	—	—

n/m—Percent change is not meaningful

        The increase in HUMIRA sales reflects market growth and higher market share across various countries as well as higher U.S. pricing. HUMIRA received approval from the European Commission in April 2012 and from the FDA in October 2012 for the treatment of moderately to severely active ulcerative colitis in adult patients who have had an inadequate response to conventional therapy. With its approval from the European Commission, HUMIRA became the first and only self-injectable biologic therapy for the treatment of moderately to severely active ulcerative colitis in adults. In July 2012, HUMIRA received approval from the European Commission for the treatment of severe axial spondyloarthritis in adult patients who have no X-ray evidence of structural damage. In November 2012, HUMIRA received approval from the European Commission for the treatment of pediatric patients aged 6 to 17 years with severe active Crohn's disease who failed, are intolerant to, or have contraindications to conventional therapy. The approval marked the ninth indication for HUMIRA in the European Union.

        The increase in AndroGel sales reflects higher prices, market share gains, the launch of AndroGel 1.62% in the second quarter of 2011, and volume growth in the U.S. testosterone replacement market where AndroGel holds the number one market share position.

        The decline in TriCor, Trilipix, and Niaspan sales reflects softness in the overall branded cholesterol market, as well as continued impact from the 2011 results of the ACCORD and AIM-HIGH studies. A generic version of TriCor entered the U.S. market in November 2012. As a result, sales for AbbVie's combined lipid franchise including TriCor, Trilipix, Niaspan and Simcor are expected to total less than $1.0 billion in 2013. The decline in Kaletra revenues is primarily due to lower market share in various countries due to the impact of competition.

Operating Earnings

        The gross profit margin increased to 75.4 percent in the first nine months of 2012 from 72.5 percent for the first nine months of 2011 primarily due to favorable product mix, improved efficiencies and higher prices in the U.S., partially offset by pricing pressures in various other markets. It also reflects the positive impact in 2012 of 2011 restructuring programs to realign various manufacturing operations.

        Research and development expense increased 13.8 percent in the first nine months 2012 over the first nine months of 2011. Excluding a restructuring charge of approximately $150 million in the third quarter of 2012, research and development expense increased 5.7 percent. The increase, excluding the restructuring charge, reflects continued pipeline spending on programs in biologics, neuroscience, and virology as well as a $50 million research and development milestone payment related to a product in development for the treatment of chronic kidney disease.

        Selling, general and administrative expenses decreased 24.8 percent in the first nine months of 2012 over the first nine months of 2011. The year-over-year change reflects a charge of $1.5 billion in the first nine months of 2011 related to the government's investigation of AbbVie's sales and marketing activities related to Depakote, approximately $104 million for separation related expenses in 2012, higher 2012 selling and marketing support for existing products, and inflation. Excluding separation related expenses and the Depakote charge, Selling, general and administrative expenses increased 6.0 percent.

Business and Technology Acquisitions

        In the second quarter of 2012, AbbVie recorded a charge to acquired in-process and collaborations research and development of $110 million as a result of the acquisition of AP214, a drug under development for the prevention of acute kidney injury associated with major cardiac surgery in patients at increased risk. In the first quarter of 2012, AbbVie recorded a charge to acquired in-process and collaborations research and development of $150 million as a result of entering into a global collaboration to develop and commercialize an oral, next-generation JAK1 inhibitor in Phase II development with the potential to treat multiple autoimmune diseases. Additional payments of approximately $1.2 billion could be required for the achievement of certain development, regulatory and commercial milestones under this agreement. In the fourth quarter of 2011, AbbVie entered into a collaboration for the joint development and commercialization of second-generation oral antioxidant inflammation modulators resulting in a charge to acquired in-process and collaborations research and development of $400 million which was paid in the first quarter of 2012. In connection with the acquisition of Solvay's U.S. pharmaceuticals business, the achievement of a certain sales milestone resulted in a payment of approximately $134 million in the first quarter of 2012 for which a liability was previously established.

        In 2010, AbbVie entered into an agreement to acquire licensing rights outside the U.S., excluding certain Asian markets, to a product in development for the treatment of chronic kidney disease. In the first and second quarters of 2011, certain milestones were achieved and charges to acquired in-process and collaborations research and development of $100 million and $88 million were recorded. In the first quarter of 2012, $50 million of research and development expense was recorded related to the achievement of a clinical development milestone under this agreement. In addition, in the second quarter of 2011, AbbVie entered into an agreement to develop and commercialize a treatment of rheumatoid arthritis and psoriasis resulting in a charge to acquired in-process and collaborations research and development of $85 million.

Taxes on Earnings

        In the third quarter of 2012, taxes on earnings reflect the recognition of $190 million of tax benefits as a result of the favorable resolution of various tax positions pertaining to a prior year. In 2011, taxes on earnings reflect the recognition of $445 million of tax benefits as a result of the favorable resolution of various tax positions pertaining to prior years. Exclusive of these discrete items, taxes on earnings reflect the estimated annual effective rates which are less than the statutory U.S. federal income tax rate principally due to the benefit of lower statutory tax rates and tax exemptions in foreign taxing jurisdictions.

Financial Condition—As of December 31, 2011, 2010 and 2009 and as of September 30, 2012 and 2011

Liquidity and Capital Resources Overview

        Historically, AbbVie has generated and expects to continue to generate positive cash flow from operations. Cash flows related to financing activities reflect changes in Abbott's investment in AbbVie. Transfers of cash to and from Abbott are reflected as a component of Net parent company investment in AbbVie in the combined balance sheets. AbbVie has not reported cash or cash equivalents or short-term investment securities on its balance sheet for the periods presented except for the restricted funds discussed below and for cash and short-term investment securities held by a legal entity that will transfer to AbbVie. In the third quarter of 2012, in connection with the formation of new AbbVie entities, Abbott contributed approximately $4.4 billion of cash to these entities.

        Subsequent to the separation, AbbVie will no longer participate in cash management and funding arrangements with Abbott. AbbVie's ability to fund its operations and capital needs will depend on its ongoing ability to generate cash from operations and access to capital markets. AbbVie believes that its future cash from operations and access to capital markets will provide adequate resources to fund its working capital needs, dividends, capital expenditures, and strategic investments.

Cash Flow

        Net cash from operating activities amounted to $5.4 billion and $5.2 billion for the nine months ended September 30, 2012 and 2011, respectively. Net cash from operating activities amounted to

$6.2 billion, $5.0 billion and $5.4 billion in 2011, 2010 and 2009, respectively. Trade accounts payable and other liabilities in Net cash from operating activities in 2011 includes the non-cash impact of a litigation reserve of $1.5 billion. Other, net in Net cash from operating activities for nine months ended September 30, 2012 includes payments of approximately $800 million to settle certain government investigations which was partially offset by increases in other accrued liabilities, primarily related to restructuring activities and the timing of various payments.

        The United States Department of Justice, through the United States Attorney for the Western District of Virginia, and various state Attorneys General investigated AbbVie's previous sales and marketing activities for Depakote. AbbVie recorded non-cash charges of $1.5 billion in the third quarter of 2011 and $100 million in the first quarter of 2012. In May 2012, AbbVie reached resolution of all of the Depakote-related federal claims, Medicaid- related claims with 49 states and the District of Columbia, and consumer protection claims with 45 states and the District of Columbia. In addition to the payments of approximately $800 million in the second quarter of 2012, the remaining $800 million of the settlement was paid in October 2012. The payments did not materially affect AbbVie's liquidity as other cash flow from operations was sufficient to fund these payments.

Debt and Capital

        In late October 2012, Moody's Investor Service and Standard & Poor's Corporate established ratings of Baa1 and A, respectively, for AbbVie's long-term debt. In July 2012, AbbVie entered into a $7.5 billion 364-day bridge facility to support the separation from Abbott and a $2 billion five-year credit facility to support commercial paper borrowings after separation. In November 2012, all commitments under the bridge loan facility were terminated. In November 2012, AbbVie issued approximately $14.7 billion of long-term debt with maturities ranging from 3 to 30 years. In addition, AbbVie expects to issue approximately $1.0 billion of short-term debt in the fourth quarter of 2012. The debt issued by AbbVie will be guaranteed by Abbott with the guarantee expiring when AbbVie separates from Abbott. AbbVie expects to begin operation as an independent company with approximately $7.2 billion of cash and short-term investments in total. At current interest rates, this level of cash and short-term investments would be expected to earn approximately $20 million on an annual basis. The targeted debt level was determined based on various factors including credit ratings considerations, anticipated business plans, projected operating results, and general economic conditions.

        The judgment entered in 2009 by the U.S. District Court for the Eastern District of Texas against AbbVie in its litigation with New York University and Centocor, Inc. required AbbVie to secure the judgment in the event that its appeal to the Federal Circuit court was unsuccessful in overturning the district court's decision. In the first quarter of 2010, AbbVie deposited $1.87 billion with an escrow agent and considered these assets to be restricted. On February 23, 2011, the Federal Circuit reversed the district court's final judgment and found Centocor's patent invalid. On April 25, 2011, Centocor petitioned the Federal Circuit to rehear and reconsider the decision. In June 2011 the Federal Circuit denied Centocor's petition and the restrictions on the funds were lifted.

Working Capital

        At September 30, 2012 and December 31, 2011 and 2010, working capital was $5.6 billion, $1.5 billion and $4.5 billion, respectively. The increase in working capital for the first nine months of 2012 was due primarily to increased cash and investment levels resulting from Abbott's contribution of cash in connection with the formation of new AbbVie legal entities. The decrease in working capital in 2011 was due to the release of restricted funds as well as an increase in the litigation loss accrual for charges related to the Depakote- related claims. The settlement of the Depakote-related claims is not expected to have a significant effect on working capital in future years.

        Substantially all of AbbVie's trade receivables in Greece, Portugal, Italy, and Spain are with governmental health systems. Given the economic conditions and sovereign debt issues in these countries, the time it takes to collect outstanding receivables increased in 2011. With the exception of Greece, AbbVie historically has collected almost all of the outstanding receivables in these countries. The table below summarizes the total outstanding net governmental trade receivables in each country and the amount over a year past due at September 30, 2012 and December 31, 2011 and 2010. (dollars in millions)

	Total Outstanding			Amount Over One Year Past Due
	2012	2011	2010	2012	2011	2010
Spain	$259	$589	$439	$1	$240	$119
Italy	328	372	265	55	42	31
Portugal	82	121	91	15	31	21
Greece	43	44	90	11	2	41

Total	$712	$1,126	$885	$82	$315	$212

        AbbVie continues to monitor the credit worthiness of customers located in these and other geographic areas and establishes an allowance against trade receivables when it is probable that the balance will not be collected. In addition to closely monitoring economic conditions and budgetary and other fiscal developments in these countries, AbbVie regularly communicates with its customers regarding the status of receivable balances, including their payment plans and obtains positive confirmation of the validity of the receivables. AbbVie also monitors the potential for and periodically has utilized factoring arrangements to mitigate credit risk although the receivables included in such arrangements have historically not been a material amount of total outstanding receivables. If government funding were to become unavailable in these countries or if significant adverse changes in their reimbursement practices were to occur, AbbVie may not be able to collect the entire balance.

Capital Expenditures

        Capital expenditures of $238 million in 2012 (nine months), $356 million in 2011, $448 million in 2010 and $313 million in 2009 were principally for upgrading and expanding manufacturing, research and development, investments in information technology and administrative support facilities.

        In preparation for the separation and in connection with the formation of new AbbVie legal entities, Abbott transferred approximately $148 million of property and equipment to AbbVie in the first nine months of 2012. These transfers, primarily related to information technology assets and building equipment previously held by Abbott corporate functions, are reflected as Net transactions with Abbott Laboratories in the Condensed Combined Statement of Cash Flows.

Restructurings

        In 2012 and prior years, AbbVie management approved plans to realign its worldwide manufacturing operations and selected domestic and international commercial and research and development operations in order to reduce costs. In the third quarter 2012, AbbVie recorded a charge of approximately $150 million for employee severance and contractual obligations, primarily related to the exit from a research and development facility. Approximately $142 million is recorded as Research and development and $8 million as Selling, general and administrative. In 2011 and 2009, AbbVie recorded charges of approximately $160 million and $27 million, respectively, for employee severance and other related charges. Approximately $42 million in 2011 is classified as Cost of products sold, $69 million as Research and development and $49 million as Selling, general and administrative.

Approximately $27 million was classified in 2009 as Selling, general and administrative. The following summarizes the activity for these restructurings: (dollars in millions)

Accrued balance at January 1, 2009	$77
2009 restructuring charges	27
Payments and other adjustments	(50)

Accrued balance at December 31, 2009	54
Payments and other adjustments	(54)

Accrued balance at December 31, 2010	0
2011 restructuring charges	160
Payments and other adjustments	(70)

Accrued balance at December 31, 2011	90
Restructuring charges	150
Payments and other adjustments	(9)

Accrued balance at September 30, 2012	$231

        An additional $56 million, $26 million, $7 million and $7 million were subsequently recorded in 2012 (nine months), 2011, 2010 and 2009, respectively, relating to these restructurings, primarily for accelerated depreciation.

        In 2010, AbbVie management approved a restructuring plan primarily related to the acquisition of Solvay's U.S. pharmaceuticals business. This plan streamlines operations, improves efficiencies and reduces costs in certain Solvay sites and functions as well as in certain AbbVie and Solvay commercial organizations in various countries. In 2010, AbbVie recorded charges to Cost of products sold, Research and development and Selling, general and administrative of approximately $6 million, $126 million and $15 million, respectively. The following summarizes the employee severance activity for this restructuring: (dollars in millions)

2010 employee severance charge	$147
Payments and other adjustments	(35)

Accrued balance at December 31, 2010	112
Payments and other adjustments	(92)

Accrued balance at December 31, 2011	20
Payments and other adjustments	(20)

Accrued balance at September 30, 2012	$—

        An additional $27 million and $17 million was recorded in 2011 and 2010, respectively, relating to this restructuring, primarily for accelerated depreciation and asset impairments.

Contractual Obligations

        The following table summarizes AbbVie's estimated contractual obligations as of December 31, 2011: (dollars in millions)

	Payment Due By Period
	Total	2012	2013 - 2014	2015 - 2016	2017 and Thereafter
Operating lease obligations(a)	$163	$11	$32	$34	$86
Capitalized auto lease obligations	69	32	37	—	—
Purchase commitments(b)	1,514	1,514	—	—	—
Other long-term liabilities reflected on the combined balance sheet—
Benefit plan obligations	397	—	73	77	247
Other(c)	1,103	—	500	133	470

Total(d)	$3,246	$1,557	$642	$244	$803

(a)
The total excludes lease arrangements that AbbVie may enter into with Abbott at separation.

(b)
Purchase commitments are for purchases made in the normal course of business to meet operational and capital expenditure requirements.

(c)
"Other" in Other long-term liabilities includes deferred income taxes, contingent consideration related to a business combination, accrued royalties, and miscellaneous other long-term liabilities.

(d)
The total excludes obligations that result from financing arrangements that AbbVie may enter into at or prior to the separation.

        AbbVie enters into research and development collaboration arrangements with third parties that may require future milestone payments to the third party contingent upon the achievement of certain development, regulatory, or commercial milestones. It is not possible to predict with reasonable certainty whether these milestones will be achieved or the timing for achievement. These potential payments are not included in the table of contractual obligations above due to the contingent nature of these payments. See the subsection titled "Business Combinations, Technology Acquisitions and Related Transactions" for a further discussion of these collaboration arrangements.

Recently Issued Accounting Standards

        In 2011, the Financial Accounting Standards Board (FASB) issued an amendment to Topic 270 in the FASB's Accounting Standards Codification. The amendment requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. AbbVie adopted this amendment for the year ended December 31, 2011 and retrospectively presented all non-owner changes in stockholders' equity in two separate but consecutive statements. Adoption of this amendment did not have a material impact on AbbVie's results of operations, cash flows or financial position.

Legislative Issues

        In the first quarter 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (collectively referred to herein as "health care reform legislation") were signed into law in the U.S. Health care reform legislation included an increase in the basic Medicaid rebate rate from 15.1 percent to 23.1 percent and extended the rebate to drugs provided through Medicaid managed care organizations. These Medicaid rebate changes will continue to have a negative effect on AbbVie's gross profit margin in future years.

        In 2011, AbbVie began recording the annual fee imposed by health care reform legislation on companies that sell branded prescription drugs to specified government programs. The amount of the annual fee, which totaled approximately $100 million in 2011, is based on the ratio of certain of AbbVie's sales as compared to the total such sales of all covered entities multiplied by a fixed dollar amount specified in the legislation by year. The fee is not tax deductible and is included in Selling, general, and administrative expenses. In 2011, additional rebates were incurred related to the Medicare Part D coverage gap "donut hole."

        AbbVie's markets are highly competitive and subject to substantial government regulations. AbbVie expects debate to continue over the availability, method of delivery, and payment for health care products and services. It is not possible to predict the extent to which AbbVie or the health care industry in general might be adversely affected by these factors in the future. A more complete discussion of these factors is contained in the "Risk Factors" and "Business" sections of this information statement.

Financial Instruments and Risk Management

Market Price Sensitive Investments

        AbbVie holds available-for-sale equity securities from strategic technology acquisitions. The market value of these investments was approximately $58 million and $35 million as of December 31, 2011 and 2010, respectively. AbbVie monitors these investments for other than temporary declines in market value, and charges impairment losses to income when an other than temporary decline in value occurs. A hypothetical 20 percent decrease in the share prices of these investments would decrease their fair value at December 31, 2011 by approximately $12 million. (A 20 percent decrease is believed to be a reasonably possible near-term change in share prices.)

Non-Publicly Traded Equity Securities

        AbbVie holds equity securities from strategic technology acquisitions that are not traded on public stock exchanges. The carrying value of these investments was approximately $171 million and $102 million as of December 31, 2011 and 2010, respectively. AbbVie increased its equity investment in one company, Reata Pharmaceuticals, from $62 million at December 31, 2010 to $124 million at December 31, 2011. No other individual investment is in excess of $13 million. AbbVie monitors these investments for other than temporary declines in market value, and charges impairment losses to income when an other than temporary decline in estimated value occurs. As is discussed in the "Research and Development Programs" section, on October 17, 2012, Reata informed AbbVie that it is discontinuing the Phase III clinical study for bardoxolone methyl. AbbVie is evaluating the impact of this event on the carrying value of its investment.

Foreign Currency Sensitive Financial Instruments

        Various AbbVie foreign operations enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those operations whose functional currencies are not the U.S. dollar. These contracts are designated as cash flow hedges of the variability of the cash flows due to changes in foreign currency exchange rates and are marked-to-market with the resulting gains or losses reflected in Accumulated other comprehensive income (loss). Deferred gains or losses on these contracts are included in Cost of products sold at the time the products are sold to a third party, generally within the next twelve months. At December 31, 2011 and 2010, AbbVie held $249 million and $364 million, respectively, of such contracts, which all mature in the following calendar year.

        AbbVie enters into foreign currency forward exchange contracts to manage its exposure to foreign currency denominated trade payables and receivables. The contracts are marked-to-market, and resulting gains or losses are reflected in income and are generally offset by losses or gains on the foreign currency exposure being managed. At December 31, 2011 and 2010, AbbVie held $3.0 billion and $2.6 billion, respectively, of such foreign currency forward exchange contracts.

        The following table reflects the total foreign currency forward contracts outstanding at December 31, 2011 and 2010: (dollars in millions)

	2011			2010
	Contract Amount	Weighted Average Exchange Rate	Fair and Carrying Value Receivable/ (Payable)	Contract Amount	Weighted Average Exchange Rate	Fair and Carrying Value Receivable/ (Payable)
Receive primarily U.S. Dollars in exchange for the following currencies:
Euro	$1,656	1.329	$(2)	$1,483	1.334	$(6)
British Pound	143	1.571	—	118	1.577	—
Japanese Yen	578	80.3	(15)	424	82.7	(5)
Canadian Dollar	50	1.026	—	159	1.015	(3)
All other currencies	794	N/A	13	747	N/A	(6)

Total	$3,221		$(4)	$2,931		$(20)

BUSINESS

Overview

        AbbVie is a research-based pharmaceuticals company with a broad and sustainable portfolio of market-leading proprietary pharmaceuticals and biologics sold worldwide. AbbVie products are used to treat rheumatoid arthritis, psoriasis, Crohn's disease, HIV, cystic fibrosis complications, low testosterone, thyroid disease, Parkinson's disease and complications associated with chronic kidney disease, among other indications. AbbVie also has a pipeline of promising new medicines, including more than 20 compounds or indications in Phase II or Phase III development across such important medical specialties as immunology, renal care, hepatitis C, women's health, oncology, and neuroscience, including multiple sclerosis and Alzheimer's disease.

        In 2011, AbbVie generated revenue of approximately $17.4 billion, growing 11.6 percent from 2010, with net earnings of $3.4 billion. AbbVie's revenues are generated worldwide, with approximately 55 percent of 2011 revenue, or $9.7 billion, generated in the United States, approximately 31 percent, or $5.4 billion, in the European Union and other developed markets, and approximately 14 percent, or $2.3 billion, in emerging markets. No country other than the United States accounted for more than 10% of AbbVie's 2011 revenues.

        AbbVie has a strong portfolio of marketed products led by HUMIRA. HUMIRA is approved for seven indications in the United States and nine in the European Union, and is also in development for a number of additional indications. Since the launch of HUMIRA in 2003, AbbVie has successfully grown worldwide sales of the product to approximately $7.9 billion in 2011.

        The 2010 acquisitions of Facet Biotech Corporation and the U.S. pharmaceuticals business of Solvay Pharmaceuticals added several new products to AbbVie's portfolio, including the U.S. rights to AndroGel and Creon, and enhanced AbbVie's early- and mid-stage pipeline by adding a biologic for multiple sclerosis and compounds that complement AbbVie's oncology program. These acquisitions are discussed more fully in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Combinations, Technology Acquisitions and Related Transactions."

        AbbVie's long-lived assets consisting of net property and equipment in the U.S. and Puerto Rico totaled approximately $1.5 billion as of December 31, 2011. Outside the U.S. and Puerto Rico, no country accounts for a material amount of AbbVie's long-lived assets.

        AbbVie was incorporated in Delaware on April 10, 2012, in connection with the separation of Abbott Laboratories' research-based pharmaceuticals business from its diversified medical products businesses, including Abbott's established pharmaceuticals business, which focuses primarily on branded generic pharmaceutical products outside of the United States. After the separation, AbbVie is expected to be a Fortune 200 company. The company's corporate offices are located at 1 North Waukegan Road, North Chicago, Illinois 60064.

Strengths

        AbbVie possesses a number of competitive advantages that distinguish the company from its competitors, including:

        Portfolio of leading products.    AbbVie has a strong portfolio of products led by its market leading biologic, HUMIRA. HUMIRA is approved for seven indications in the United States and nine in the European Union, and is also in development for a number of additional indications. AbbVie has leading market positions in several treatment areas including rheumatoid arthritis, psoriasis, Crohn's disease, HIV, cystic fibrosis complications, low testosterone, and thyroid disease. These treatment areas have significant growth potential driven by a number of factors, including increasing prevalence and diagnosis, demographics, and market penetration. AbbVie's products demonstrate strong clinical performance for the patient and economic value for the payor.

        Broad pipeline of small molecule drugs and biologics targeting areas of unmet medical need.    Building and advancing AbbVie's existing product pipeline is a key driver to future growth. For example, AbbVie's investigational interferon-free HCV treatment, which is currently in Phase III development, has the potential to shorten and simplify treatment and increase cure rates. In addition, other Phase III programs include: daclizumab for multiple sclerosis; a levodopa-carbidopa intestinal gel (LCIG) in the United States for advanced Parkinson's disease; elagolix for endometriosis; elotuzumab for multiple myeloma; and several new HUMIRA indications. AbbVie's pipeline also includes 10 compounds or new indications in mid-stage trials, including several that are expected to advance to Phase III within the next 18 months.

        Worldwide commercial infrastructure and opportunity for continued geographic penetration and expansion.    In 2011, AbbVie's products were sold in over 170 countries. AbbVie has strong and extensive sales, marketing, and distribution organizations around the world to support its products. In 2011, AbbVie had sales of approximately $7.7 billion outside of the United States, including sales to emerging markets of approximately $2.4 billion, or 14 percent, of sales. Continued penetration of HUMIRA and other products will help drive growth in markets worldwide.

        Strong cash flow.    In 2011, AbbVie generated approximately $6.2 billion in operating cash flow and spent approximately $0.4 billion on capital expenditures. AbbVie anticipates that its business will continue to generate stable cash flow going forward, which will allow the company to continue to invest in its pipeline and return cash to stockholders in the form of dividends.

        Experienced management team with track record of successful performance.    AbbVie's management team has a strong track record of performance and execution. Richard A. Gonzalez, who has served as Executive Vice President of Abbott's Pharmaceutical Products Group since 2010, will be AbbVie's Chairman of the Board and Chief Executive Officer. Mr. Gonzalez has served more than 30 years in various capacities at Abbott, including as President and Chief Operating Officer. Laura J. Schumacher, who has served as Executive Vice President, General Counsel and Corporate Secretary of Abbott, with additional responsibility for Abbott's licensing and acquisitions function and its Office of Ethics and Compliance, will be AbbVie's Executive Vice President, Business Development, External Affairs and General Counsel. Ms. Schumacher has served over 20 years at Abbott and was head of Abbott's litigation department before being appointed General Counsel. William J. Chase, who has served more than 20 years in various capacities at Abbott, including as Abbott's Vice President, Licensing and Acquisitions since 2010 and as Abbott's Treasurer, will be AbbVie's Executive Vice President Chief Financial Officer. Carlos Alban, who has served over 25 years at Abbott, including as Senior Vice President, Proprietary Pharmaceutical Products, Global Commercial Operations and Senior Vice President, International Pharmaceuticals, is expected to be named AbbVie's Executive Vice President, Commercial Operations. John M. Leonard, M.D., who has served over 20 years in various capacities at Abbott, including most recently as Senior Vice President, Pharmaceuticals, Research and Development, is expected to be named Senior Vice President, Chief Scientific Officer of AbbVie. Timothy J. Richmond, who has served more than 5 years at Abbott, most recently as Divisional Vice President of Compensation and Benefits, will be AbbVie's Senior Vice President, Human Resources. Azita Saleki-Gerhardt, who has served over 15 years at Abbott, most recently as Vice President, Pharmaceuticals Manufacturing and Supply, is expected to be named AbbVie's Senior Vice President, Operations. Thomas A. Hurwich, who has served over 25 years at Abbott, most recently as Vice President, Internal Audit, is expected to be named Vice President, Controller of AbbVie.

Strategies

        AbbVie is seeking to grow its business by, among other things:

        Expanding HUMIRA sales.    AbbVie expects to continue to drive strong HUMIRA sales growth in two ways. First, AbbVie is seeking to expand patients' use of its biologic, HUMIRA. Worldwide use of biologics in applicable populations continues to be low, ranging from mid-single digit percentages in moderate to severe plaque psoriasis to the mid-20s for conditions such as moderate to severe rheumatoid arthritis and moderate to severe Crohn's disease. AbbVie believes that there is significant room for increasing clinically appropriate use across all of HUMIRA's therapeutic areas, particularly in international markets. By encouraging early diagnosis and proper use of HUMIRA for clinically appropriate patients, AbbVie intends to increase the number of patients using HUMIRA to treat their autoimmune conditions. Second, AbbVie is seeking to expand the HUMIRA patient base by applying for regulatory approval of new indications for HUMIRA, treating conditions such as axial and peripheral spondyloarthritis and uveitis.

        Advancing the pipeline.    AbbVie's goal is to bring to market products that demonstrate strong clinical performance for patients and economic value for payors. The company's pipeline includes both small molecules and targeted biologic therapies, and a mix of new compounds and new indications. The company has more than 20 compounds or indications in Phase II or III development individually and under collaboration or license agreements. From 2013 through 2016, AbbVie anticipates new product launches, including: AbbVie's interferon-free regimen for the treatment of HCV; a levodopa-carbidopa intestinal gel (LCIG) in the United States for advanced Parkinson's disease; elotuzumab, a humanized monoclonal antibody for the treatment of multiple myeloma; daclizumab, a monoclonal antibody for the treatment of multiple sclerosis; ABT-199, a next-generation bcl-2 inhibitor in development for chronic lymphocytic leukemia; and new indications for HUMIRA.

        Expanding its presence in emerging markets.    AbbVie plans to continue making investments in key emerging markets, including Brazil, China, India, Mexico, Russia, and Turkey. Continued penetration of HUMIRA and other leading products is expected to help drive growth in these markets.

        Managing the product portfolio to maximize value.    AbbVie plans to continue its investment in products with durable sales, while making adjustments as necessary to increase the value of its product portfolio. AbbVie will achieve this objective in a variety of ways depending on product and circumstances by, for example, identifying supply chain efficiencies, pursuing additional indications, and optimizing residual value as products reach the end of exclusivity. AbbVie believes that its approach will allow the company to maintain a strong operating margin on existing products.

Products

        AbbVie's portfolio of proprietary products includes a broad line of adult and pediatric pharmaceuticals.

        HUMIRA.    HUMIRA is a biologic therapy administered as a subcutaneous injection. It is approved to treat the following seven autoimmune diseases in the United States, five in Canada, and six in Mexico (collectively, North America), and nine autoimmune diseases in the European Union:

Condition	Principal Markets
Rheumatoid arthritis (moderate to severe)	North America, European Union
Psoriatic arthritis	North America, European Union
Ankylosing spondylitis	North America, European Union
Crohn's disease (moderate to severe)	North America, European Union
Plaque psoriasis (moderate to severe)	North America, European Union
Juvenile idiopathic arthritis	North America (excluding Canada), European Union
Ulcerative colitis (moderate to severe)	United States, European Union
Axial spondyloarthritis	European Union
Pediatric Crohn's disease (severe)	European Union

        HUMIRA is also approved in over 60 other markets, including Japan, Brazil, and Australia.

        Autoimmune diseases develop when underlying defects in the immune system lead the body to attack its own organs, tissues, and cells. These chronic illnesses occur in nearly every part of the body, from joints to skin to the gastrointestinal tract. The worldwide use of biologics, such as HUMIRA, to treat autoimmune diseases continues to grow, especially in psoriasis, spondyloarthritis, and gastrointestinal indications.

        HUMIRA was introduced to the market in January 2003 and has an established track record of safety and efficacy. Its worldwide sales have grown to approximately $7.9 billion in 2011, compared to $6.5 billion in 2010 and $5.6 billion in 2009. HUMIRA accounted for approximately 45 percent of AbbVie's total sales in 2011. The United States composition of matter (that is, compound) patent covering adalimumab is expected to expire in December 2016, and the equivalent European Union patent is expected to expire in the majority of EU countries in April 2018.

        AbbVie continues to dedicate substantial research and development efforts to expanding indications for HUMIRA, including in the fields of rheumatology (peripheral spondyloarthritis, axial spondyloarthritis and pediatric enthesitis related arthritis), gastroenterology (pediatric Crohn's disease), dermatology (pediatric psoriasis and hidradenitis suppurativa), and ophthalmology (uveitis). AbbVie believes that these additional indications, if approved, will further differentiate HUMIRA. A Japanese application for ulcerative colitis was submitted in March 2012. Phase III trials are ongoing in preparation for regulatory applications for: uveitis in the United States, the European Union, and Japan; peripheral and axial spondyloarthritis in the United States; peripheral spondyloarthritis in the European Union and hidradenitis suppurativa in the United States and the European Union.

        Metabolics/Hormones products.    Metabolics/Hormones products target a number of conditions, including pancreatic insufficiency, testosterone deficiency, and hypothyroidism. AbbVie's Metabolics/Hormones products had combined sales of $1.7 billion in 2011. These products include:

          Synthroid.     Synthroid, used in the treatment of hypothyroidism, is one of the most-widely prescribed products in the United States. AbbVie's 2011 sales of Synthroid totaled $522 million. Although generic alternatives have been available since 2004, many physicians continue to choose to prescribe Synthroid rather than generic alternatives.

          AndroGel.     AndroGel is a daily testosterone replacement therapy that is available in two strengths: 1 percent and 1.62 percent. AbbVie's 2011 sales of AndroGel totaled $874 million. AndroGel is the leading therapy for the treatment of testosterone deficiency in the United States, and AbbVie expects that the testosterone replacement market will continue to grow in the United

  States as a result of demographic trends, increasing awareness of testosterone deficiency and increased rates of usage.

          Creon.     Creon is the leading pancreatic enzyme therapy for exocrine pancreatic insufficiency, a condition that occurs in patients with cystic fibrosis, chronic pancreatitis, and several other conditions. AbbVie's 2011 sales of Creon totaled $332 million.

        AbbVie has the rights to sell Synthroid, AndroGel, and Creon only in the United States.

        Virology products.    AbbVie's virology products include two leading products for the treatment of HIV infection, Kaletra and Norvir. Worldwide sales of these products were $1.6 billion in 2011.

          Kaletra.     Kaletra (also marketed as Aluvia in emerging markets) is a prescription anti-HIV-1 medicine that contains two protease inhibitors: lopinavir and ritonavir. Kaletra is used with other anti-HIV-1 medications to increase the chance of treatment response in people with HIV-1. AbbVie's 2011 sales of Kaletra totaled $1.17 billion.

          Norvir.     Norvir (ritonavir) is a protease inhibitor that is indicated in combination with other antiretroviral agents for the treatment of HIV-1 infection and has a long track record of efficacy and safety. AbbVie's 2011 sales of Norvir totaled $419 million.

        Endocrinology products.    Lupron (also marketed as Lucrin and Lupron Depot) is a product for the palliative treatment of advanced prostate cancer, treatment of endometriosis and central precocious puberty, and for the preoperative treatment of patients with anemia caused by uterine fibroids. Lupron is approved for both daily subcutaneous injection and one-month, three-month, four-month and six-month intramuscular injection. Lupron generated sales of approximately $800 million in 2011 in select markets worldwide.

        Dyslipidemia products.    AbbVie's dyslipidemia products address the range of metabolic conditions characterized by high cholesterol and/or high triglycerides. These products, which generated sales of $2.5 billion in 2011, are primarily marketed to primary care physicians, and include:

          TriCor and Trilipix.     TriCor and Trilipix are fibric acid derivatives that are indicated as adjuncts to diet to reduce total cholesterol, LDL cholesterol, and triglyceride levels, which are key contributors to cardiovascular disease, and to increase the cardioprotective HDL cholesterol levels. AbbVie has the rights to sell TriCor and Trilipix only in the United States. AbbVie's 2011 sales of TriCor and Trilipix totaled $987 million and $385 million, respectively.

          Niaspan.    Niaspan is an extended release form of niacin that is indicated as an adjunct to diet to reduce total cholesterol, LDL cholesterol, and triglyceride levels, and to increase HDL cholesterol levels. AbbVie has the rights to sell Niaspan only in the United States. AbbVie's 2011 sales of Niaspan totaled $976 million.

          Simcor.     Simcor is a combination product that contains extended release niacin and simvastatin that is indicated as an adjunct to diet to reduce total cholesterol, LDL cholesterol, and triglyceride levels, and to increase HDL cholesterol levels. Simcor is used when treatment with simvastatin or niacin extended-release alone is not sufficient to achieve target lipid levels. AbbVie does not have the rights to sell Simcor in Canada. AbbVie's 2011 sales of Simcor totaled $104 million.

        Other products.    AbbVie has a number of other products that combined to generate sales of approximately $2.9 billion in 2011, including the following:

          Synagis.     Synagis is a product marketed outside of the United States that protects at-risk infants from severe respiratory disease, or respiratory syncytial virus (RSV). AbbVie's 2011 sales of Synagis totaled $792 million.

          Anesthesia products.     Sevoflurane (sold under the trademarks Ultane and Sevorane) is an anesthesia product that AbbVie sells worldwide for human use. AbbVie's 2011 sales of Sevoflurane totaled $665 million.

          Duodopa and Duopa.    Duodopa is a levodopa-carbidopa intestinal gel (LCIG) marketed outside of the United States to treat advanced Parkinson's disease. AbbVie's 2011 sales of Duodopa totaled $125 million. This LCIG therapy is currently in Phase III development in the United States under the name Duopa, with an expected regulatory filing in 2012.

          Zemplar.     Zemplar is a product sold worldwide for the prevention and treatment of secondary hyperparathyroidism associated with Stage 3, 4, and 5 chronic kidney disease (CKD). AbbVie's 2011 sales of Zemplar totaled $409 million.

Advancing Pharmaceutical Pipeline

        AbbVie seeks to develop unique, innovative medicines that hold promise in addressing unmet medical needs in specialty areas in order to bring to market medicines that have strong clinical performance, patient benefit, and economic value to customers. AbbVie is studying a variety of promising compounds in the areas of virology, renal disease, neuroscience, oncology, immunology, and women's health, among others.

        Virology.    The hepatitis C virus (HCV) affects more than 170 million people worldwide, with approximately three to four million patients newly diagnosed each year. HCV is a heterogeneous disease with numerous genotypes and subtypes that are not always susceptible to the same treatment regimens. More than 350,000 people are estimated to die from hepatitis C-related liver diseases each year. HCV infections can potentially lead to long-term complications, including severe scarring of the liver, liver cancer, or death. The worldwide market for HCV therapies is currently approximately $3 billion and is expected to be four to five times larger by 2020. The treatment landscape continues to evolve. Current treatment regimens are long and complex, requiring interferon, which has many negative side effects. The goals for AbbVie's HCV program are to markedly transform current treatment practices by combining drugs with various mechanisms of action to shorten therapy duration, improve tolerability and increase cure rates.

        AbbVie has released positive Phase II and Phase IIb results from interferon-free studies for the treatment of HCV. In October 2012, AbbVie initiated a comprehensive Phase III program for HCV genotype one.

        Renal Disease.    Chronic kidney disease (CKD) is a prevalent medical condition with limited pharmacologic treatments. AbbVie's renal care pipeline includes atrasentan, for the treatment of CKD. A Phase IIb study of atrasentan in patients with diabetic kidney disease is ongoing, with results to be presented in 2013. Atrasentan will potentially be the first compound specifically launched to treat diabetic nephropathy by targeting albuminuria and slowing the progression of CKD.

        Neuroscience and Pain.    AbbVie has clinical studies underway on multiple compounds that target receptors in the brain that help regulate, mood, memory, and other neurological functions and conditions, including schizophrenia, pain, Alzheimer's disease, and multiple sclerosis (MS). These conditions affect millions of people worldwide and will affect more as the population continues to age. Alzheimer's disease is the most common type of dementia and causes problems with memory, thinking and behavior. MS is a chronic disease in which the body's own immune system attacks the nervous system and is the most common progressive and disabling neurological condition in young adults.

        Multiple Sclerosis.    AbbVie is collaborating with Biogen Idec to develop daclizumab for the treatment of the relapsing remitting form of MS, which is the most common form, and affects nearly 85 percent of newly diagnosed MS patients. Daclizumab, an anti-CD25 monoclonal antibody, is currently in Phase III development. Phase IIb clinical study results of daclizumab demonstrated an over

50 percent reduction in relapse rates as compared to a placebo in patients with MS and a 57 percent relative reduction in risk of disability progression at the dose being utilized in Phase III.

        Alzheimer's Disease and Schizophrenia.    AbbVie is investigating ABT-126, an a7-NNR modulator, in additional Phase II studies in both Alzheimer's disease and cognitive deficits of schizophrenia.

        Pain.    AbbVie is also developing a number of non-opioid agents for relief across a broad spectrum of pain states including postoperative pain, cancer pain, back pain, and osteoarthritis pain. Phase IIa clinical trials of ABT-110, an injectable biologic, are expected to begin in 2012.

        Oncology.    AbbVie is investing in a number of cancer therapies that may change the way the disease behaves. AbbVie is focused on the development of targeted treatments that inhibit tumor growth and improve response to common cancer therapies. AbbVie's oncology pipeline includes:

  •
  Elotuzumab, an anti-CD37 antibody for multiple myeloma. AbbVie is currently in Phase III development of elotuzumab for the treatment of multiple myeloma under a collaboration with Bristol Myers Squibb.

  •
  Veliparib is a PARP-inhibitor. A Phase IIb study in BRCA-mutated breast cancer being treated with chemotherapy was initiated in 2011. Veliparib is also in Phase II evaluation for the treatment of a variety of other solid tumors, including brain metastases from non-small cell lung cancer being treated with radiation therapy and non-small cell lung cancer in combination with chemotherapy.

  •
  ABT-199, a next-generation Bcl-2 inhibitor in development for chronic lymphocytic leukemia is expected to start Phase III evaluation in 2013.

  •
  AbbVie is also evaluating a number of other promising mechanisms, including work on EGFR and cMet.

        Women's Health.    AbbVie is developing a novel gonadotropin-releasing hormone (GnRH) oral antagonist, elagolix, under a collaboration with Neurocrine Biosciences for the treatment of endometriosis-related pain and uterine fibroids, both highly prevalent conditions associated with a number of health complications including pain and infertility. Approximately 17 million women in the United States and Europe suffer from endometriosis. Current treatment options involve full estrogen suppression, leading to side effects such as hot flashes and bone density changes. Uterine fibroids affect approximately 19 million women in the United States and Europe and currently, various surgical options are the treatment of choice, but there is no effective chronic therapy available. AbbVie and Neurocrine Biosciences have a Phase II elagolix trial for uterine fibroids and a Phase III trial in endometriosis currently underway.

        Immunology.    AbbVie's scientific experience with HUMIRA serves as a strong foundation for its continuing research in immunology. AbbVie is developing several additional indications for HUMIRA and has a number of next-generation programs underway to address immune-mediated conditions, including:

  •
  DVD-Ig technology, which represents an innovative approach that can target multiple disease-causing antigens with a single biologic agent. This proprietary technology could lead to next-generation biologic treatments for complex conditions such as cancer or rheumatoid arthritis, where multiple pathways are involved in the disease. In 2011, using DVD-Ig technology, AbbVie advanced two molecules into Phase I clinical trials.

  •
  AbbVie is collaborating with Biotest AG on an anti-CD4 biologic known as tregalizumab. The compound is currently in Phase IIa clinical trials for rheumatoid arthritis and psoriasis.

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  GLPG0634, a next-generation, oral JAK1 inhibitor, is being developed in collaboration with Galapagos NV. GLPG0634 is currently in Phase IIa development to treat rheumatoid arthritis and may be able to address other autoimmune diseases.

        AbbVie is also evaluating a number of other oral candidates including an SYK inhibitor. In addition, AbbVie plans to jointly develop and commercialize a portfolio of next-generation oral antioxidant inflammation modulators through a collaboration with Reata Pharmaceuticals announced in 2011.

Research and Development Activities

        AbbVie has several compounds in development, including treatments for highly prevalent conditions and over the past five years has more than doubled the number of compounds in its pipeline. AbbVie's ability to develop new compounds is enhanced by the company's use of integrated discovery project teams, which include chemists, biologists, and pharmacologists who work on the same compounds as a team. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Research and Development Programs."

        AbbVie spent approximately $2.6 billion in 2011, $2.5 billion in 2010, and $1.7 billion in 2009 on research to discover and develop new products, indications and processes and to improve existing products and processes. These expenses consisted primarily of collaboration fees and expenses, salaries and related expenses for personnel, license fees, consulting payments, contract research, manufacturing, and the costs of laboratory equipment and facilities.

Intellectual Property Protection and Regulatory Exclusivity

        Generally, upon approval, products in development may be entitled to exclusivity under applicable intellectual property and regulatory regimes. AbbVie seeks patent protection, where available, in all significant markets and/or countries for each product in development. In the United States, the expiration date for patents filed on or after June 8, 1995 is 20 years after the filing date. Given that patents relating to pharmaceutical products are often obtained early in the development process, and given the amount of time needed to complete clinical trials and other development activities required for regulatory approval, the length of time between product launch and patent expiration is significantly less than 20 years. The Drug Price Competition and Patent Term Restoration Act of 1984 (commonly known as the Hatch-Waxman Act) permits a patent holder to seek a patent extension, commonly called a "patent term restoration," for patents on products (or processes for making the product) regulated by the Federal Food, Drug, and Cosmetic Act. The length of the patent extension is roughly based on 50 percent of the period of time from the filing of an Investigational New Drug Application for a compound to the submission of the NDA for such compound, plus 100 percent of the time period from New Drug Application (NDA) submission to regulatory approval. The extension, however, cannot exceed five years and the patent term remaining after regulatory approval cannot exceed 14 years.

        Pharmaceutical products may be entitled to other forms of legal or regulatory exclusivity upon approval. The scope, length, and requirements for each of these exclusivities varies both in the United States and in other jurisdictions. In the United States, if the FDA approves a chemical entity that it has not previously approved, the product is typically entitled to five years of market exclusivity. Products that do not contain a new chemical entity may be entitled to three years of market exclusivity if approval was based on the FDA's reliance on new clinical studies submitted by the NDA applicant. If the NDA applicant studies the product for use by children, the FDA may grant pediatric exclusivity, which extends by 180 days the longest existing exclusivity (patent or regulatory) related to the product. For products that are either used to treat conditions that afflict a relatively small population or for which there is not a reasonable expectation that the research and development costs will be recovered, the FDA may designate the pharmaceutical as an orphan drug and grant it seven years of market exclusivity.

        The approving regulatory agency determines the market exclusivity to which the product is entitled upon its approval. In certain instances, regulatory exclusivity may protect a product where patent protection is no longer available or for a period of time in excess of patent protection. It is not possible to estimate for each product in development the total period of exclusivity to which it may become entitled until regulatory approval is obtained. However, given the length of time required to complete clinical development of a pharmaceutical product, the minimum and maximum periods of exclusivity that might be achieved in any individual case would not be expected to exceed three and 14 years, respectively. These estimates do not consider other factors, such as the difficulty of recreating the manufacturing process for a particular product or other proprietary knowledge that may delay the introduction of a generic after the expiration of applicable patent and other regulatory exclusivity periods.

        Biologics such as HUMIRA are entitled to exclusivity under the Biologics Price Competition and Innovation Act, which was passed on March 23, 2010 as Title VII to the Patient Protection and Affordable Care Act. The law provides a pathway for approval of biosimilars following the expiration of 12 years of exclusivity for the innovator biologic and a potential additional 180 day-extension term for pediatric indications. The law also includes an extensive process for the innovator biologic and biosimilar manufacturer to litigate patent infringement, validity, and enforceability prior to the approval of the biosimilar. The European Union has also created a pathway for approval of biosimilars and has published guidelines for approval of certain biosimilar products. The more complex nature of biologics and biosimilar products has led to greater regulatory scrutiny and more rigorous requirements for approval of follow-on biosimilar products than for small-molecule generic pharmaceutical products, and it has also reduced the effect of biosimilars on sales of the innovator biologic as compared to the sales erosion caused by generic versions of small molecule pharmaceutical products.

        AbbVie owns or has licensed rights to a substantial number of patents and patent applications. Principal trademarks and the products they cover are discussed above in the description of AbbVie's products. AbbVie licenses or owns a patent portfolio of over 4,000 patent families, each of which includes United States patent applications and/or issued patents, and may also contain the non-United States counterparts to these patents and applications.

        These patents and applications, including various patents that expire during the period 2012 to 2031, in the aggregate are believed to be of material importance in the operation of AbbVie's business. However, AbbVie believes that no single patent, license, trademark (or related group of patents, licenses, or trademarks), except for those related to adalimumab (which is sold under the trademark HUMIRA), are material in relation to the company's business as a whole. The United States composition of matter (that is, compound) patent covering adalimumab is expected to expire in December 2016, and the equivalent European Union patent is expected to expire in the majority of EU countries in April 2018.

        In addition, the following patents, licenses, and trademarks are significant: those related to lopinavir/ritonavir (which is sold under the trademarks Kaletra and Aluvia), those related to fenofibrate (which is sold under the trademarks TriCor and Trilipix), those related to niacin (which is sold under the trademarks Niaspan and Simcor), and those related to testosterone (which is sold under the trademark AndroGel). The United States composition of matter patent covering lopinavir is expected to expire in 2016. The principal United States non-composition of matter patent covering lopinavir/ritonavir is expected to expire in 2016. The principal United States non-composition of matter patents covering the fenofibrate products are expected to expire in 2018, 2020, 2023, and 2025. The principal United States non-composition of matter patents covering the niacin products are expected to expire in 2013, 2017, and 2018. The principal non-composition of matter patent covering AndroGel is expected to expire in 2020 for the 1.62 percent formulation and, due to pediatric exclusivity, in 2021 for the 1 percent formulation. Agreements that may affect exclusivity are discussed in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

        AbbVie may rely, in some circumstances, on trade secrets to protect its technology. However, trade secrets are difficult to protect. AbbVie seeks to protect its technology and product candidates, in part, by confidentiality agreements with its employees, consultants, advisors, contractors, and collaborators. These agreements may be breached and AbbVie may not have adequate remedies for any breach. In addition, AbbVie's trade secrets may otherwise become known or be independently discovered by competitors. To the extent that AbbVie's employees, consultants, advisors, contractors, and collaborators use intellectual property owned by others in their work for the company, disputes may arise as to the rights in related or resulting know-how and inventions.

Sales, Marketing, and Distribution Capabilities

        In 2011, AbbVie's products were sold in over 170 countries. AbbVie utilizes a combination of dedicated commercial resources, regional commercial resources and distributorships to market, sell, and distribute its products worldwide.

        In the United States, AbbVie distributes pharmaceutical products principally through independent wholesale distributors, with some sales directly to pharmacies. In 2011, three wholesale distributors accounted for substantially all of AbbVie's sales in the United States. Sales to McKesson Corporation, Cardinal Health, Inc., and AmerisourceBergen Corporation accounted for 33 percent, 28 percent, and 24 percent, respectively, of AbbVie's 2011 gross sales in the United States. These wholesalers purchase product from AbbVie under standard terms and conditions of sale.

        AbbVie directs its primary marketing efforts toward securing the prescription, or recommendation, of its brand of products by physicians, key opinion leaders, and other health care providers. Managed care providers (for example, health maintenance organizations and pharmacy benefit managers), hospitals, and state and federal government agencies (for example, the United States Department of Veterans Affairs and the United States Department of Defense) are also important customers. AbbVie also markets directly to consumers themselves, although all of the company's products must be sold pursuant to a prescription in the United States. Outside of the United States, AbbVie focuses its marketing efforts on key opinion leaders, payors, physicians, and country regulatory bodies. AbbVie also provides patient support programs closely related to its products.

        AbbVie's products are generally sold worldwide directly to wholesalers, distributors, government agencies, health care facilities, specialty pharmacies, and independent retailers from AbbVie-owned distribution centers and public warehouses. Outside the United States, sales are made either directly to customers or through distributors, depending on the market served. Approximately 55-60 percent of sales outside the United States are made through wholesalers or distributors. No wholesaler or distributor outside the United States accounts for more than 3 percent of AbbVie's sales. Certain products are co-marketed or co-promoted with other companies. AbbVie has no single customer that, if the customer were lost, would have a material adverse effect on the company's business.

        No material portion of AbbVie's business is subject to renegotiation of profits or termination of contracts at the election of the government.

Manufacturing Capabilities and Operations

        AbbVie is experienced in the manufacturing, process development, analytical development, quality assurance, and quality control of its products. AbbVie's manufacturing operations consist of bulk manufacturing, formulation, fill and finish, and distribution activities. While AbbVie produces some of its own products entirely in-house, the company also contracts with third parties with respect to certain of its products.

        AbbVie's principal manufacturing plants are in the following locations:

United States	Outside the United States
Abbott Park, Illinois*	Campoverde di Aprilia, Italy
Barceloneta, Puerto Rico	Cork, Ireland
Jayuya, Puerto Rico	Ludwigshafen, Germany
North Chicago, Illinois	Sligo, Ireland
Worcester, Massachusetts

*
Leased property.

        In addition to the above, AbbVie has other manufacturing facilities in the United States and worldwide. AbbVie believes its facilities are suitable and provide adequate production capacity.

        In the United States, including Puerto Rico, AbbVie owns one distribution center. AbbVie also has four United States research and development facilities located at: Abbott Park, Illinois; North Chicago, Illinois; Redwood City, California; and Worcester, Massachusetts. Outside the United States, AbbVie's principal research and development facilities are located in Shanghai, China and Ludwigshafen, Germany.

        Except as noted, the principal plants in the United States listed above are owned by AbbVie or subsidiaries of AbbVie. The remaining manufacturing plants and all other facilities are owned or leased by AbbVie or subsidiaries of AbbVie.

  Third Party Agreements

        AbbVie has agreements with third parties for process development, analytical services, and manufacturing of certain products. AbbVie procures certain products and services from a limited number of suppliers and, in some cases, a single supply source. For example, the filling and packaging of HUMIRA syringes to be sold outside of the United States and Puerto Rico is performed by a single supplier at its two different facilities. AbbVie does not currently believe that this agreement is material because AbbVie's business is not substantially dependent upon it. AbbVie maintains significant inventory of HUMIRA syringes to reduce the risk of any supply disruption and is in the process of obtaining regulatory approvals for its own syringe-filling and packaging facility in the United States to supply syringes outside of the United States and Puerto Rico. This facility is already approved to provide product to the United States and Puerto Rico. In addition, AbbVie has agreements with third parties for active pharmaceutical ingredient and product manufacturing, formulation and development services, fill, finish, and packaging services, and distribution and logistics services for certain products. AbbVie does not believe that these manufacturing-related agreements are material because AbbVie's business is not substantially dependent on any individual agreement. In most cases, AbbVie maintains alternate supply relationships that it can utilize without undue disruption of its manufacturing processes if a third party fails to perform its contractual obligations. AbbVie also maintains sufficient inventory of product to minimize the impact of any supply disruption.

        AbbVie also has collaboration agreements, as discussed in the "—Advancing Pharmaceutical Pipeline" section, and will have certain agreements with Abbott following the separation, as described in "Certain Relationships and Related Person Transactions."

  Sources and Availability of Raw Materials

        AbbVie purchases, in the ordinary course of business, raw materials and supplies essential to its operations from numerous suppliers around the world, including in the United States. There have been no recent significant availability problems or supply shortages.

  Orders

        Orders are generally filled on a current basis, and order backlog is not material to AbbVie's business.

  Environmental Matters

        AbbVie believes that its operations comply in all material respects with applicable laws and regulations concerning environmental protection. Regulations under federal and state environmental laws impose stringent limitations on emissions and discharges to the environment from various manufacturing operations. AbbVie's capital and operating expenditures for pollution control in 2011 were approximately $4.6 and $16.2 million, respectively. Capital and operating expenditures for pollution control in 2012 are estimated to be approximately $3.4 and $17.0 million, respectively.

        Abbott has been identified as one of many potentially responsible parties in investigations and/or remediations at several locations in the United States, including Puerto Rico, under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund. Some of these locations may be transferred to AbbVie in connection with the separation and distribution, and AbbVie may become a party to these investigations and remediations. Abbott is also engaged in remediation at several other sites, some of which may be transferred to AbbVie in connection with the separation and distribution, in cooperation with the Environmental Protection Agency or similar agencies. While it is not feasible to predict with certainty the final costs related to those investigations and remediation activities, AbbVie believes that such costs, together with other expenditures to maintain compliance with applicable laws and regulations concerning environmental protection, should not have a material adverse effect on the company's financial position, cash flows, or results of operations.

Competition

        The markets for AbbVie's products are highly competitive. AbbVie competes with other research-based pharmaceuticals and biotechnology companies that discover, manufacture, market, and sell proprietary pharmaceutical products and biologics. For example, HUMIRA competes with a number of anti-TNF products that are approved for a number of disease states, AbbVie's virology products compete with protease inhibitors and other anti-HIV treatments, and AbbVie's dyslipidemia products face competition from other fibrates and from statins. The search for technological innovations in pharmaceutical products is a significant aspect of competition. The introduction of new products by competitors and changes in medical practices and procedures can result in product obsolescence. Price is also a competitive factor. In addition, the substitution of generic pharmaceutical products for branded pharmaceutical products creates competitive pressures on AbbVie's products that do not have patent protection.

        Biosimilars.    Competition for AbbVie's biologic products is affected by the approval of follow-on biologics, also known as "biosimilars." Biologics have added major therapeutic options for the treatment of many diseases, including some for which therapies were unavailable or inadequate. The advent of biologics has also raised complex regulatory issues and significant pharmacoeconomic concerns because the cost of developing and producing biologic therapies is typically dramatically higher than for conventional (small molecule) medications, and because many expensive biologic medications are used for ongoing treatment of chronic diseases, such as rheumatoid arthritis or inflammatory bowel disease, or for the treatment of previously untreatable cancer. Significant investments in biologics infrastructure and manufacturing are necessary to produce biologic products, as are significant investments in marketing, distribution, and sales organization activities, which may limit the number of biosimilar competitors.

        In the United States, the FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, and implementing regulations. While the enactment of federal health care reform legislation in March 2010 was meant to provide a pathway for approval of biosimilars under the Public Health Service Act, recent regulatory guidance suggests that the approval process will be far more extensive than for small molecules, in order to ensure that the safety and efficacy of the biosimilars is equivalent to that of original biologics, such as HUMIRA. Ultimate approval by the FDA is dependent upon many factors, including a showing that the biosimilar is "highly similar" to the original product and has no clinically meaningful differences from the original product in terms of safety, purity, and potency. The types of data that would ordinarily be required in an application to show similarity would include analytical data and studies to demonstrate chemical similarity, animal studies (including toxicity studies), and clinical studies. Applicable regulations also require that the biosimilar must be for the same indication as the original biologic and involve the same mechanism of action, and that the manufacturing facility meets the standards necessary to assure that the biosimilar is safe, pure, and potent.

        Furthermore, the new law provides that only a biosimilar product that is deemed to be "interchangeable" may be substituted for the original biologic product without the intervention of the health care provider who prescribed the original biologic product. To prove that a biosimilar product is interchangeable, the applicant must demonstrate that the product can be expected to produce the same clinical results as the original biologic product in any given patient, and if the product is administered more than once in a patient, that safety risks and potential for diminished efficacy of alternating or switching between the use of the interchangeable biosimilar biologic product and the original biologic product is no greater than the risk of using the original biologic product without switching. The new law is only beginning to be interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning will likely be subject to substantial uncertainty for years to come.

        In the European Union, while a pathway for the approval of biosimilars has existed since 2005, the products that have come to market to date have had a mixed impact on the market share of incumbent products, with significant variation by product.

        Other Competitive Products.    Although a number of competitive biologic branded products have been approved since HUMIRA was first introduced in 2003, most have gained only a modest share of the worldwide market. In addition, JAK inhibitors, a potential new class of orally administered products, remain pending before the FDA for approval, and the efficacy and safety of such products and their labeled indications have yet to be accepted and established by the FDA. AbbVie will continue to face competitive pressure from these biologics and, when approved, certain orally administered JAK inhibitors.

Regulation—Discovery and Clinical Development

        United States.    Securing approval to market a new pharmaceutical product in the United States requires substantial effort and financial resources and takes several years to complete. The applicant must complete preclinical tests, and obtain FDA approval before commencing clinical trials. Clinical trials are intended to establish the safety and efficacy of the pharmaceutical product and typically are conducted in three sequential phases, although the phases may overlap or be combined. Additional details on clinical trial phases can be found in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Research and Development Programs." If the required clinical testing is successful, the results are submitted to the FDA in the form of an NDA or Biologic Listing Application (BLA) requesting approval to market the product for one or more indications. The FDA reviews an NDA or BLA to determine whether a product is safe and effective for its intended use and whether its manufacturing is compliant with current Good Manufacturing Practices (cGMP).

        Even if an NDA or a BLA receives approval, the applicant must comply with post-approval requirements. For example, holders of an approval must report adverse reactions, provide updated safety and efficacy information, and comply with requirements concerning advertising and promotional labeling. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive, and record keeping requirements. In addition, as a condition of approval, the FDA may require post-marketing testing and surveillance to further assess and monitor the product's safety or efficacy after commercialization. Any post-approval regulatory obligations, and the cost of complying with such obligations, could expand in the future.

        Outside the United States.    AbbVie is subject to similar regulations outside the United States. AbbVie must obtain approval of a clinical trial application or product from the applicable regulatory authorities before it can commence clinical trials or marketing of the product. The approval requirements and process vary, and the time required to obtain approval may be longer or shorter than that required for FDA approval. For example, AbbVie may submit marketing authorizations in the European Union under either a centralized or decentralized procedure. The centralized procedure is mandatory for the approval of biotechnology products and many pharmaceutical products and provides for a single marketing authorization that is valid for all European Union member states. Under the centralized procedure, a single marketing authorization application is submitted to the European Medicines Agency. After the agency evaluates the application, it makes a recommendation to the European Commission, which then makes the final determination on whether to approve the application. The decentralized procedure provides for mutual recognition of national approval decisions and is available for products that are not subject to the centralized procedure.

        In Japan, applications for approval of a new product are made through the Pharmaceutical and Medical Devices Agency (PMDA). Bridging studies to demonstrate that the foreign clinical data applies to Japanese patients may be required. After completing a comprehensive review, the PMDA reports to the Ministry of Health, Labour and Welfare, which then approves or denies the application.

        The regulatory process in many emerging markets continues to evolve. Many emerging markets, including those in Asia, generally require regulatory approval to have been obtained in a large developed market (such as the United States) before the country will begin or complete its regulatory review process. Some countries also require that local clinical studies be conducted in order to obtain regulatory approval in the country.

        The requirements governing the conduct of clinical trials and product licensing also vary. In addition, post-approval regulatory obligations such as adverse event reporting and cGMP generally apply and may vary by country. For example, after a marketing authorization has been granted in the EU, periodic safety reports must be submitted and other pharmacovigilance measures must be implemented.

Regulation—Commercialization, Distribution, and Manufacturing

        The development, manufacture, marketing, sale, promotion, and distribution of AbbVie's products are subject to comprehensive government regulation. Government regulation by various national, regional, federal, state, and local agencies, both in the United States and other countries, addresses (among other matters) inspection of, and controls over, research and laboratory procedures, clinical investigations, product approvals and manufacturing, labeling, packaging, marketing and promotion, pricing and reimbursement, sampling, distribution, quality control, post-market surveillance, record keeping, storage, and disposal practices. AbbVie's operations are also affected by trade regulations in many countries that limit the import of raw materials and finished products and by laws and regulations that seek to prevent corruption and bribery in the marketplace (including the United States Foreign Corrupt Practices Act and the United Kingdom Bribery Act, which provide guidance on corporate interactions with government officials) and require safeguards for the protection of personal data. In addition, AbbVie is subject to laws and regulations pertaining to health care fraud and abuse, including state and federal anti-kickback and false claims laws in the United States. Prescription drug manufacturers such as AbbVie are also subject to taxes, as well as application, product, user, establishment, and other fees. Governmental agencies can also invalidate or restrict intellectual property rights and control the entrance of multi-source drugs for small molecule and follow-on biologics.

        Compliance with these laws and regulations is costly and materially affects AbbVie's business. Among other effects, health care regulations substantially increase the time, difficulty, and costs incurred in obtaining and maintaining approval to market newly developed and existing products. AbbVie expects compliance with these regulations to continue to require significant technical expertise and capital investment to ensure compliance. Failure to comply can delay the release of a new product or result in regulatory and enforcement actions, the seizure or recall of a product, the suspension or revocation of the authority necessary for a product's production and sale, and other civil or criminal sanctions, including fines and penalties.

        In addition to regulatory initiatives, AbbVie's business can be affected by ongoing studies of the utilization, safety, efficacy, and outcomes of health care products and their components that are regularly conducted by industry participants, government agencies, and others. These studies can call into question the utilization, safety, and efficacy of previously marketed products. In some cases, these studies have resulted, and may in the future result, in the discontinuance of, or limitations on, marketing of such products domestically or worldwide, and may give rise to claims for damages from persons who believe they have been injured as a result of their use.

        Access to human health care products continues to be a subject of investigation and action by governmental agencies, legislative bodies, and private organizations in the United States and other countries. A major focus is cost containment. Efforts to reduce health care costs are also being made in the private sector, notably by health care payors and providers, which have instituted various cost reduction and containment measures. AbbVie expects insurers and providers to continue attempts to reduce the cost of health care products. Outside the United States, many countries control the price of health care products directly or indirectly, through reimbursement, payment, pricing, coverage limitations, or compulsory licensing. Budgetary pressures in the United States and in other countries may also heighten the scope and severity of pricing pressures on AbbVie's products for the foreseeable future.

        United States.    Specifically, U.S. federal laws requiring pharmaceuticals manufacturers to pay certain statutorily-prescribed rebates to state Medicaid programs on prescription drugs reimbursed under state Medicaid plans, and the efforts by states to seek additional rebates affect AbbVie's business. Similarly, the Veterans Health Care Act of 1992, as a prerequisite to participation in Medicaid and other federal health care programs, requires that manufacturers extend additional discounts on pharmaceutical products to various federal agencies, including the Department of Veterans Affairs, Department of Defense, and Public Health Service entities and institutions. In addition, recent legislative changes would require similarly discounted prices to be offered to TRICARE program beneficiaries. The Act also established the 340B drug discount program, which requires pharmaceuticals manufacturers to provide products at reduced prices to various designated health care entities and facilities.

        In the United States, most states also have generic substitution legislation requiring or permitting a dispensing pharmacist to substitute a different manufacturer's generic version of a pharmaceutical product for the one prescribed. In addition, the federal government follows a diagnosis-related group (DRG) payment system for certain institutional services provided under Medicare or Medicaid and has implemented a prospective payment system (PPS) for services delivered in hospital outpatient, nursing home, and home health settings. DRG and PPS entitle a health care facility to a fixed reimbursement based on the diagnosis and/or procedure rather than actual costs incurred in patient treatment, thereby increasing the incentive for the facility to limit or control expenditures for many health care products. Medicare reimburses Part B drugs based on average sales price (ASP) plus a certain percentage to account for physician administration costs, which have recently been reduced in the hospital outpatient setting. End stage renal disease treatment is covered through a bundled payment that likewise creates incentives for providers to demand lower pharmaceutical prices. Medicare enters into contracts with private plans to negotiate prices for most patient-administered medicine delivered under Part D.

        In March 2010, Congress enacted the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (together, the Affordable Care Act). Under the Affordable Care Act, AbbVie pays a fee related to its pharmaceuticals sales to government programs. Also in 2011, AbbVie began providing a discount of 50 percent for branded prescription drugs sold to patients who fall into the Medicare Part D coverage gap, or "donut hole."

        The Affordable Care Act also includes provisions known as the Physician Payments Sunshine Act, which require manufacturers of drugs and biologics covered under Medicare and Medicaid starting in 2012 to record any transfers of value to physicians and teaching hospitals and to report this data beginning in 2013 to the Centers for Medicare and Medicaid Services for subsequent public disclosure. Similar reporting requirements have also been enacted on the state level in the United States, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring disclosure of interactions with health care professionals. Failure to report appropriate data may result in civil or criminal fines and/or penalties.

        AbbVie expects debate to continue during 2012 at all government levels worldwide over the marketing, availability, method of delivery, and payment for health care products and services. AbbVie believes that future legislation and regulation in the markets it serves could affect access to health care products and services, increase rebates, reduce prices or the rate of price increases for health care products and services, change health care delivery systems, create new fees and obligations for the pharmaceuticals industry, or require additional reporting and disclosure. It is not possible to predict the extent to which AbbVie or the health care industry in general might be affected by the matters discussed above.

        Following the separation, AbbVie will be subject to a Corporate Integrity Agreement (CIA) entered into by Abbott on May 7, 2012 that requires enhancements to certain compliance procedures and contains reporting obligations including disclosure of financial payments to doctors. If AbbVie fails to comply with the CIA, the Office of Inspector General for the U.S. Department of Health and Human Services may impose monetary penalties or exclude AbbVie from federal health care programs, including Medicare and Medicaid.

        European Union.    The EU has adopted directives and other legislation governing labeling, advertising, distribution, supply, pharmacovigilance, and marketing of pharmaceutical products. Such legislation provides mandatory standards throughout the EU and permits member states to supplement these standards with additional regulations. European governments also regulate pharmaceutical product prices through their control of national health care systems that fund a large part of the cost of such products to consumers. As a result, patients are unlikely to use a pharmaceutical product that is not reimbursed by the government. In many European countries, the government either regulates the pricing of a new product at launch or subsequent to launch through direct price controls or reference pricing. In recent years, many countries have also imposed new or additional cost containment measures on pharmaceutical products. Differences between national pricing regimes create price differentials within the EU that can lead to significant parallel trade in pharmaceutical products.

        Most governments also promote generic substitution by mandating or permitting a pharmacist to substitute a different manufacturer's generic version of a pharmaceutical product for the one prescribed and by permitting or mandating that health care professionals prescribe generic versions in certain circumstances. In addition, governments use reimbursement lists to limit the pharmaceutical products that are eligible for reimbursement by national health care systems.

        Japan.    In Japan, the National Health Insurance system maintains a Drug Price List specifying which pharmaceutical products are eligible for reimbursement, and the Ministry of Health, Labour and Welfare sets the prices of the products on this list. The government generally introduces price cut rounds every other year and also mandates price decreases for specific products. New products judged innovative or useful, that are indicated for pediatric use, or that target orphan or small population diseases, however, may be eligible for a pricing premium. The government has also promoted the use of generics, where available.

        Emerging Markets.    Many emerging markets take steps to reduce pharmaceutical product prices, in some cases through direct price controls and in others through the promotion of generic alternatives to branded pharmaceuticals.

        Since AbbVie markets its products worldwide, certain products of a local nature and variations of product lines must also meet other local regulatory requirements. Certain additional risks are inherent in conducting business outside the United States, including price and currency exchange controls, changes in currency exchange rates, limitations on participation in local enterprises, expropriation, nationalization, and other governmental action.

Employees

        AbbVie expects to employ approximately 30,000 persons as of the distribution date. Outside the United States, some of AbbVie's employees are represented by unions or works councils. AbbVie believes that it has good relations with its employees.

Legal Proceedings

        AbbVie is involved in various claims, legal proceedings and investigations, including (as of November 20, 2012, except where noted below) those described below. While it is not feasible to predict the outcome of such pending claims, proceedings and investigations with certainty, management is of the opinion that their ultimate resolution should not have a material adverse effect on AbbVie's financial position, cash flows, or results of operations, except where noted below.

        Several cases, brought as purported class actions or representative actions on behalf of individuals or entities, are pending against Abbott that allege generally that Abbott and numerous other pharmaceuticals companies reported false pricing information in connection with certain drugs that are reimbursable under Medicare and Medicaid and by private payors. These cases, brought by private plaintiffs, state Attorneys General, and other state government entities, generally seek monetary damages and/or injunctive relief and attorneys' fees. The federal court cases were consolidated for pre-trial purposes in the United States District Court for the District of Massachusetts under the Multi District Litigation Rules as In re: Pharmaceutical Industry Average Wholesale Price Litigation, MDL 1456, which now includes only one state Attorney General suit filed in August 2006 on behalf of the State of South Carolina. In addition, several cases are pending against Abbott in state courts: Commonwealth of Kentucky, filed in September 2003 in the Circuit Court of Franklin County, Kentucky; State of Wisconsin, filed in June 2004 in the Circuit Court of Dane County, Wisconsin; State of Illinois, filed in February 2005 in the Circuit Court of Cook County, Illinois; State of South Carolina (on behalf of its state health plan), filed in August 2006 in the Court of Common Pleas, Fifth Judicial Circuit of Richland County, South Carolina; State of Alaska, filed in October 2006 in the Superior Court for the Third Judicial District in Anchorage, Alaska; State of Idaho, filed in January 2007 in the District Court of the Fourth Judicial District in Ada County, Idaho; State of Utah, filed in November 2007 in the

Third Judicial District in Salt Lake County, Utah; State of Louisiana, filed in October 2010 in the Nineteenth Judicial District, Parish of Baton Rouge, Louisiana.

        Several pending lawsuits filed against Unimed Pharmaceuticals, Inc., Solvay Pharmaceuticals, Inc. (a company Abbott acquired in February 2010) et al. were consolidated for pre-trial purposes in the United States District Court for the Northern District of Georgia under the Multi District Litigation Rules as In re AndroGel Antitrust Litigation, MDL No. 2084. These cases, brought by private plaintiffs and the Federal Trade Commission (FTC), generally allege Solvay's 2006 patent litigation involving AndroGel was sham litigation and the patent litigation settlement agreement and related agreements with three generic companies violate federal and state antitrust laws and state consumer protection and unjust enrichment laws. Plaintiffs generally seek monetary damages and/or injunctive relief and attorneys' fees. MDL 2084 includes: (a) 3 individual plaintiff lawsuits: Supervalu, Inc. v. Unimed Pharmaceuticals,  Inc. et al., was filed in April 2010 in the United States District Court for the Northern District of Georgia; and Rite Aid Corp. et al. v. Unimed Pharmaceuticals, Inc. et al. and Walgreen Co. et al. v. Unimed Pharmaceuticals, Inc. et al., both of which were filed in June 2009 in the United States District Court for the Middle District of Pennsylvania and subsequently transferred to the United States District Court for the Northern District of Georgia; (b) 7 purported class actions: Meijer, Inc. et al. v. Unimed Pharmaceuticals, Inc. et al., Rochester Drug Co-Operative, Inc. et al. v. Unimed Pharmaceuticals, Inc. et al., and Louisiana Wholesale Drug Co., Inc. et al. v. Unimed Pharmaceuticals, Inc. et al., all of which were filed in May 2009 in the United States District Court for the Northern District of Georgia; Fraternal Order of Police v. Unimed Pharmaceuticals, Inc. et al., filed in September 2009 in the United States District Court for the Northern District of Georgia; Jabo's Pharmacy, Inc. v. Solvay Pharmaceuticals, Inc. et al., filed in October 2009 in the United States District Court for the Eastern District of Tennessee; LeGrand v. Unimed Pharmaceuticals, Inc. et al., filed in September 2010 in the United States District Court for the Northern District of Georgia; and Health Net, Inc. v. Solvay Pharmaceuticals, Inc., filed in February 2011 in the Northern District of Georgia; and (c) a lawsuit brought by the FTC, Federal Trade Commission v. Watson Pharmaceuticals,  Inc. et al., filed in May 2009 in the United States District Court for the Northern District of Georgia. In February 2010, Solvay's motion to dismiss the cases was partially granted and all of the FTC's claims and all of the plaintiffs' claims except those alleging sham litigation were dismissed. In May 2012, that decision was affirmed on appeal by the United States Court of Appeals for the Eleventh Circuit, and in October 2012, the FTC filed a writ of certiorari with the United States Supreme Court seeking a review of the decision. In September 2012, the District Court granted summary judgment in favor of Solvay on the remaining claims of the private plaintiffs.

        The United States Department of Justice, through the United States Attorney for Maryland, is investigating the sales and marketing practices of Abbott for Micardis®, a drug co-promoted for (until March 31, 2006) and manufactured by Boehringer Ingelheim. The government is seeking to determine whether any of these practices resulted in any violations of civil and/or criminal laws, including the Federal False Claims Act and the Anti-Kickback Statute, in connection with the Medicare and/or Medicaid reimbursement paid to third parties.

        Abbott is seeking to enforce its patent rights relating to fenofibrate tablets (a drug Abbott sells under the trademark TriCor). In a case filed in the United States District Court for the District of New Jersey in August 2011, Abbott and the patent owner, Laboratoires Fournier, S.A. (Fournier), allege infringement of three patents and seek injunctive relief against Mylan Pharmaceuticals Inc. and Mylan, Inc. (Mylan). In a related case where Abbott is involved as a result of its acquisition of Fournier Laboratories Ireland Ltd. (Fournier Ireland), Abbott is seeking to enforce additional rights relating to fenofibrate tablets. In a case filed in the United States District Court for the District of New Jersey in August 2011, Abbott's subsidiary, Fournier Ireland, and joint patent owner, Alkermes Pharma Ireland Limited (Alkermes), allege infringement of two jointly-owned patents and seek injunctive relief against Mylan.

        Abbott is seeking to enforce its patent rights relating to ritonavir/lopinavir tablets (a drug Abbott sells under the trademark Kaletra). In a case filed in the United States District Court for the Northern District of Illinois in March 2009, Abbott alleges that Matrix Laboratories, Inc., Matrix Laboratories, Ltd., and Mylan, Inc.'s proposed generic products infringe Abbott's patents and seeks declaratory and injunctive relief. Upon Matrix's motion in November 2009, the court granted a five-year stay of the litigation unless good cause to lift the stay is shown.

        Abbott is seeking to enforce its patent rights relating to ritonavir tablets (a drug Abbott sells under the trademark Norvir). In a case filed in the United States District Court for the District of Delaware in April 2012, Abbott alleges that Roxane Laboratories, Inc.'s (Roxane) proposed generic ritonavir product infringes five Abbott patents and seeks declaratory and injunctive relief. Also in April 2012, Roxane filed a declaratory judgment action in the United States District Court for the Southern District of Ohio alleging that two of the five Abbott patents are invalid and not infringed by Roxane's proposed generic ritonavir product.

        Abbott is seeking to enforce its patent rights relating to niacin extended release tablets (a drug Abbott sells under the trademark Niaspan). In February 2010, Abbott filed a case in the United States District Court for the District of Delaware alleging that Sun Pharmaceutical Industries Limited's and Sun Pharma Global FZE's generic product infringes Abbott's patents and seeks declaratory and injunctive relief. In a second case filed in June 2010 in the United States District Court for the District of Delaware, Abbott alleges Sandoz, Inc.'s proposed generic product infringes Abbott's patents and seeks declaratory and injunctive relief. In a third case filed in January 2012 in the United States District Court for the District of Delaware, Abbott alleges Zydus Pharmaceuticals USA, Inc.'s proposed generic product infringes Abbott's patents and seeks declaratory and injunctive relief. In cases filed in February 2012 and August 2012 in the United States District Court for the District of Delaware, Abbott alleges that Amneal Pharmaceutical's proposed generic products infringe Abbott's patents and seeks declaratory and injunctive relief. In two additional cases, each filed in the United States District Court for the District of Delaware in March 2012, Abbott alleges that Mylan Pharmaceutical's and Watson Pharmaceutical's proposed generic products infringe Abbott's patents and seeks declaratory and injunctive relief. In a case filed in November 2012, Abbott alleges that a third Watson Pharmaceutical's proposed generic product infringes Abbott's patents and seeks declaratory and injunctive relief. Finally, in a case filed in the United States District Court for the District of Delaware in June 2012, Abbott alleges that Kremers Urban Pharmaceuticals Inc.'s proposed generic product infringes Abbott's patents and seeks declaratory and injunctive relief.

        Abbott is seeking to enforce certain patent rights that cover the use of fully human anti-TNF alpha antibodies with methotrexate to treat rheumatoid arthritis. In a case filed in the United States District Court for the District of Massachusetts in May 2009, Abbott alleges Centocor Inc.'s product Simponi® infringes Abbott's patents and seeks damages and injunctive relief.

        Abbott is seeking to enforce its patent rights relating to fenofibric acid capsules (a drug Abbott sells under the trademark Trilipix). In a case against Sandoz, Inc., filed in March 2011 in the United States District Court for the District of New Jersey, Abbott and its subsidiary Fournier Ireland allege that Sandoz's proposed generic product infringes Abbott's patent and seek injunctive relief.

MANAGEMENT

Executive Officers Following the Separation

        While some of AbbVie's executive officers are currently officers and employees of Abbott, upon the separation, none of these individuals will continue to be employees or executive officers of Abbott. The following table sets forth information regarding individuals who are expected to serve as AbbVie's executive officers, including their positions after the separation.

Name	Age	Position
Richard A. Gonzalez	58	Chairman of the Board and Chief Executive Officer
Laura J. Schumacher	49	Executive Vice President, Business Development, External Affairs and General Counsel
William J. Chase	44	Executive Vice President, Chief Financial Officer
Carlos Alban	49	Executive Vice President, Commercial Operations
John M. Leonard, M.D.	55	Senior Vice President, Chief Scientific Officer
Timothy J. Richmond	46	Senior Vice President, Human Resources
Azita Saleki-Gerhardt	49	Senior Vice President, Operations
Thomas A. Hurwich	52	Vice President, Controller

        Mr. Gonzalez is the Chairman and Chief Executive Officer of AbbVie. He has served as Abbott's Executive Vice President, Pharmaceutical Products Group since July 2010, and is responsible for Abbott's worldwide pharmaceutical business, including commercial operations, research and development, and manufacturing. He has also served as President, Abbott Ventures Inc., Abbott's medical technology investment arm, from 2009 to 2011. Mr. Gonzalez joined Abbott in 1977 and held various management positions before briefly retiring in 2007, including Abbott's President and Chief Operating Officer, President, Chief Operating Officer of Abbott's Medical Products Group, Senior Vice President and President of Abbott's former Hospital Products Division (now Hospira, Inc.), Vice President and President of Abbott's Health Systems Division, and Divisional Vice President and General Manager for Abbott's Diagnostics Operations in the United States and Canada.

        Ms. Schumacher will be named Executive Vice President, Business Development, External Affairs and General Counsel of AbbVie. She has served as Executive Vice President, General Counsel, and Corporate Secretary of Abbott since 2007 and Abbott's Senior Vice President, Corporate Secretary, and General Counsel from 2005 to 2007. Ms. Schumacher is also responsible for Abbott's licensing and acquisitions function and its Office of Ethics and Compliance. Prior to her appointment as General Counsel, Ms. Schumacher headed Abbott's litigation department. Ms. Schumacher became a corporate officer of Abbott in 2003. Ms. Schumacher joined Abbott in 1990.

        Mr. Chase will be named Executive Vice President, Chief Financial Officer of AbbVie. He has served as Vice President, Licensing and Acquisitions since 2010, Vice President, Treasurer from 2007 to 2010, and Divisional Vice President, Controller of Abbott International from 2004 to 2007. Mr. Chase became a corporate officer of Abbott in December 2007. Mr. Chase joined Abbott in 1989.

        Mr. Alban is expected to be named AbbVie's Executive Vice President, Commercial Operations at or before the distribution. He has served as Abbott's Senior Vice President, Proprietary Pharmaceutical Products, Global Commercial Operations since 2011, as Senior Vice President, International Pharmaceuticals from 2009 to 2011, and as Vice President, Pharmaceuticals, Western Europe and Canada from 2008 to 2009, as Vice President, Western Europe and Canada from 2007 to 2008, and as Vice President, European Operations from 2006 to 2007. Mr. Alban joined Abbott in 1986.

        Dr. Leonard is expected to be named Senior Vice President, Chief Scientific Officer of AbbVie at or before the distribution. He has served as Abbott's Senior Vice President, Pharmaceuticals, Research and Development since 2008 and Vice President, Global Pharmaceutical Research and Development

from 2006 to 2008. Dr. Leonard became a corporate officer of Abbott in 1999. Dr. Leonard joined Abbott in 1992.

        Mr. Richmond will be named AbbVie's Senior Vice President, Human Resources. He has served as Abbott's Divisional Vice President of Compensation & Benefits since 2008, Group Vice President of Talent and Rewards since 2007, and Divisional Vice President of Talent Acquisition since 2006. Mr. Richmond joined Abbott in 2006.

        Azita Saleki-Gerhardt is expected to be named AbbVie's Senior Vice President, Operations at or prior to the distribution. Ms. Saleki-Gerhardt has served as Abbott's Vice President, Pharmaceuticals Manufacturing and Supply since 2011 and served as Divisional Vice President, Quality Assurance, Global Pharmaceutical Operations from 2008 to 2011. Ms. Saleki-Gerhardt joined Abbott in 1993.

        Thomas A. Hurwich is expected to be named AbbVie's Vice President, Controller at or prior to the distribution. Mr. Hurwich has served as Abbott's Vice President, Internal Audit since 2009 and served as Divisional Vice President, Controller, Abbott Diagnostics Division from 2003 to 2009. Mr. Hurwich joined Abbott in 1983.

Board of Directors Following the Separation

        The following table sets forth information with respect to those persons, in addition to Mr. Gonzalez, who are expected to serve on AbbVie's board of directors following the completion of the separation. The nominees will be presented to AbbVie's sole stockholder, Abbott, for election prior to the separation. AbbVie may name and present additional nominees for election prior to the separation.

Name	Age	Title
Richard A. Gonzalez	58	Chairman of the Board and Chief Executive Officer
Robert J. Alpern, M.D.	62	Director
Roxanne S. Austin	51	Director
William H.L. Burnside	61	Director
Edward M. Liddy	66	Director
Edward J. Rapp	55	Director
Roy S. Roberts	73	Director
Glenn F. Tilton	64	Director
Frederick H. Waddell	59	Director

        At the time of the separation, AbbVie expects that its board of directors will consist of the directors set forth above. Upon completion of the separation, AbbVie's board of directors will be divided into three classes, each comprised of three directors. The three directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which AbbVie expects to hold in 2013. The three directors designated as Class II directors will have terms expiring at the following year's annual meeting of stockholders, which AbbVie expects to hold in 2014, and the three directors designated as Class III directors will have terms expiring at the following year's annual meeting of stockholders, which AbbVie expects to hold in 2015. AbbVie expects that Class I will be comprised of Messrs. Roberts, Burnside, and Rapp; Class II will be comprised of Messrs. Liddy and Waddell and Dr. Alpern; and Class III will be comprised of Ms. Austin and Messrs. Gonzalez and Tilton. Commencing with the first annual meeting of stockholders following the separation, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.

        As a result of his service as Abbott's Executive Vice President, Pharmaceutical Products Group since July 2010, his previous service as Abbott's president and chief operating officer and his more than 30-year career at Abbott, Mr. Gonzalez has developed valuable business, management and leadership experience, as well as extensive knowledge of AbbVie and its global operations. Mr. Gonzalez will be able to use his experience and knowledge to contribute key insights into strategic, management, and operational matters to AbbVie's board.

        Dr. Alpern has served as the Ensign Professor of Medicine, Professor of Internal Medicine, and Dean of Yale School of Medicine since June 2004. From July 1998 to June 2004, Dr. Alpern was the Dean of The University of Texas Southwestern Medical Center. Dr. Alpern served on the Scientific Advisory Board of Ilypsa from 2004 until 2007 and since 2007 has served on the Scientific Advisory Board of Relypsa. Dr. Alpern also serves as a director of Abbott Laboratories and as a director on the Board of Yale–New Haven Hospital. As the Ensign Professor of Medicine, Professor of Internal Medicine, and Dean of Yale School of Medicine, Dean of The University of Texas Southwestern Medical Center, and as a director Yale–New Haven Hospital, Dr. Alpern contributes valuable insights to the Board through his medical and scientific expertise and his knowledge of the health care environment and the scientific nature of AbbVie's key research and development initiatives.

        Ms. Austin is president of Austin Investment Advisors, a private investment and consulting firm, a position she has held since 2004. From July 2009 through July 2010, Ms. Austin also served as the president and chief executive officer of Move Networks, Inc., a provider of Internet television services. Ms. Austin served as president and chief operating officer of DIRECTV, Inc. from June 2001 to December 2003. Ms. Austin is also a director of Abbott Laboratories, Target Corporation, Teledyne Technologies, Inc. and Telefonaktiebolaget LM Ericsson. Through her extensive management and operating roles, including her financial roles, Ms. Austin contributes significant oversight and leadership experience, including financial expertise and knowledge of financial statements, corporate finance and accounting matters.

        Mr. Burnside is a retired senior vice president and director at The Boston Consulting Group (BCG), where he currently serves as an advisor. Prior to becoming managing partner of BCG's Los Angeles office in 1987, he worked in BCG's London and Chicago offices, servicing clients in telecommunications, media, defense, financial services, and manufacturing. Mr. Burnside is a director at Executive Service Corps Southern California and Audobon California. Through his experience with The Boston Consulting Group, Mr. Burnside acquired knowledge and understanding of corporate finance and capital markets matters, as well as global and domestic strategic advisory experience across a broad base of industries.

        Mr. Liddy has been a partner in the private equity investment firm Clayton, Dubilier & Rice, LLC since January 2010, having also been a partner at such firm from April to September 2008. From September 2008 to August 2009, Mr. Liddy was the interim chairman and chief executive officer of American International Group, Inc. (AIG). He served at AIG at the request of the U.S. Department of the Treasury. From January 1999 to April 2008, Mr. Liddy served as chairman of the board of the Allstate Corporation. He served as chief executive officer of Allstate from January 1999 to December 2006, President from January 1995 to May 2005, and chief operating officer from August 1994 to January 1999. Mr. Liddy currently serves on the board of directors of Abbott Laboratories, 3M Company, and The Boeing Company. In addition, Mr. Liddy formerly served on the boards of The Goldman Sachs Group, Inc. from 2003 to 2008 and The Boeing Company from 2007 to 2008. As the chairman and chief executive officer of Allstate Corporation and American International Group, Inc., Mr. Liddy brings valuable insights from the perspective of the insurance industry into AbbVie's pharmaceutical and medical device businesses. As a partner of Clayton, Dubilier & Rice, LLC,

Mr. Liddy gained significant knowledge and understanding of finance and capital markets matters as well as global and domestic strategic advisory experience.

        Mr. Rapp has served as the chief financial officer of Caterpillar since 2010 and as group president since 2007. Mr. Rapp is presently a board member for FM Global, and Junior Achievement USA. He is currently a member of the University of Missouri College of Business Strategic Development Board. As a result of his tenure as group president and chief financial officer at Caterpillar, Inc., Mr. Rapp has acquired management, operational, and financial expertise and provides the board with an informed perspective on financial matters faced by a complex international company.

        Mr. Roberts is currently Emergency Financial Manager for Detroit Public Schools. Previously, he served as Managing Director of Reliant Equity Investors from 2000 to 2011. Mr. Roberts retired from General Motors in April 2000. At the time of his retirement, he was Group Vice President for North American Vehicle Sales, Service and Marketing of General Motors Corporation, having been elected to that position in October 1998. Mr. Roberts has served as director on the following boards: Thermon Manufacturing Company 2007-2010, Enova Systems, Inc., 2008-2011, Burlington Northern Santa Fe, 1991-2010, and Abbott Laboratories, 1998-2011. As a former executive of a major international corporation, Mr. Roberts has a strong record of valuable business, leadership, operational, and management experience which he brings to the board.

        In 2011, Mr. Tilton became chairman of the Midwest for JPMorgan Chase & Co. and a member of its companywide executive committee. Since October 2010, Mr. Tilton has also been non-executive chairman of the board of United Continental Holdings, Inc. From September 2002 to October 2010, he served as chairman, president and chief executive officer of UAL Corporation, and chairman and chief executive officer of United Air Lines, Inc., its wholly owned subsidiary. UAL Corporation filed a voluntary bankruptcy petition under the federal bankruptcy laws in December 2002 and exited bankruptcy in February 2006. Mr. Tilton is also a director of Abbott Laboratories, United Continental Holdings, Inc., and Phillips 66. Mr. Tilton also served on the board of directors of Lincoln National Corporation from 2002 to 2007, of TXU Corporation from 2005 to 2007, and of Corning Incorporated from 2010 to 2012. As chairman of the Midwest for JPMorgan Chase & Co. and non-executive chairman of the board of United Continental Holdings, Inc., and having previously served as chairman, president, and chief executive officer of UAL Corporation and United Air Lines, vice chairman of Chevron Texaco and as interim chairman of Dynegy, Inc., Mr. Tilton acquired strong management experience overseeing complex multinational businesses operating in highly regulated industries, as well as expertise in finance and capital markets matters.

        Mr. Waddell has served as the chief executive officer of Northern Trust Corporation and The Northern Trust Company since January 2008 and as chairman of the board since November 2009. He served as president from February 2006 through September 2011, and as chief operating officer from February 2006 to January 2008. He is currently a board member at the Federal Reserve Bank of Chicago and served as a board member of Northern Trust from February 2006 to November 2009 prior to becoming the chairman of the board. As chairman and chief executive officer of Northern Trust Corporation and The Northern Trust Company, Mr. Waddell possesses broad financial services experience with a strong record of leadership in a highly regulated industry.

  Director Independence

        A majority of AbbVie's board of directors will be comprised of directors who are "independent" as defined by the rules of the NYSE and the Corporate Governance Guidelines to be adopted by the board. AbbVie will seek to have all of its non-management directors qualify as "independent" under these standards. AbbVie's board of directors is expected to establish categorical standards to assist it in making its determination of director independence. AbbVie expects these standards will provide that no director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the company or its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company or any of its subsidiaries). In making this determination, the board of directors shall consider all relevant facts and circumstances, including the following standards:

  •
  a director is not independent if the director is, or has been within the last three years, an employee of AbbVie or its subsidiaries, or an immediate family member is, or has been within the last three years, an executive officer of AbbVie or its subsidiaries;

  •
  a director is not independent if the director has received, or has an immediate family member who has received, during any 12-month period within the last three years, more than $120,000 in direct compensation from AbbVie or its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), and other than amounts received by an immediate family member for service as an employee (other than an executive officer);

  •
  a director is not independent if (A) the director or an immediate family member is a current partner of a firm that is AbbVie's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on AbbVie's or its subsidiaries' audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on AbbVie or its subsidiaries' audit within that time;

  •
  a director is not independent if the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the present executive officers of AbbVie or its subsidiaries at the same time serves or served on that company's compensation committee;

  •
  a director is not independent if the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, AbbVie or its subsidiaries for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1 million, or two percent of such other company's consolidated gross revenues; and

  •
  a director is not independent if the director is an executive officer of a charitable organization that received charitable contributions (other than matching contributions) from AbbVie and its subsidiaries in the preceding fiscal year that are in excess of the greater of $1 million or 2 percent of such charitable organization's consolidated gross revenues.

        AbbVie's board of directors will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominations and Governance Committee, will make a determination as to which members are independent. References to "AbbVie" above include any subsidiary in a consolidated group with AbbVie. The terms "immediate family member" and "executive officer" above are expected to have the same meanings specified for such terms in the NYSE listing standards.

Committees of the Board of Directors

        Effective upon the completion of the separation, AbbVie's board of directors will have the following standing committees: an Executive Committee, an Audit Committee, a Nominations and Governance Committee, a Compensation Committee, and a Public Policy Committee.

        Executive Committee.    Messrs. Gonzalez, Liddy, Roberts, and Tilton and Ms. Austin are expected to be the members of the board's Executive Committee. Mr. Gonzalez is expected to be the Executive Committee Chairman. This committee will have the ability to exercise all the authority of the board in the management of AbbVie, except for matters expressly reserved by law for board action.

        Audit Committee.    Ms. Austin and Messrs. Burnside, Rapp, and Waddell are expected to be the members of the board's Audit Committee. Ms. Austin is expected to be the Audit Committee Chairman. The board of directors is expected to determine that at least one member of the Audit Committee is an "audit committee financial expert" for purposes of the rules of the SEC. In addition, AbbVie expects that the board of directors will determine that each of the members of the Audit Committee will be independent, as defined by the rules of the NYSE, Section 10A(m)(3) of the Exchange Act, and in accordance with the company's Corporate Governance Guidelines. The Audit Committee will meet at least quarterly and will assist the board of directors in fulfilling its oversight responsibilities by reviewing and reporting to the board of directors on AbbVie's accounting and financial reporting practices and the audit process, the quality and integrity of the company's financial statements, the independent auditors' qualifications, independence, and performance, the performance of the company's internal audit function and internal auditors, and certain areas of legal and regulatory compliance.

        Nominations and Governance Committee.    Messrs. Tilton, Alpern, Burnside, and Roberts are expected to be the members of the board's Nominations and Governance Committee. Mr. Tilton is expected to be the Nominations and Governance Committee Chairman. The board of directors is expected to determine that each of the members of the Nominations and Governance Committee will be independent, as defined by the rules of the NYSE and in accordance with the company's Corporate Governance Guidelines. The Nominations and Governance Committee will assist the board of directors in identifying individuals qualified to become members of the board of directors (consistent with the criteria approved by AbbVie's board of directors), recommending director candidates for AbbVie's board of directors and its committees, recommending to the board the persons to be elected as AbbVie's executive officers, developing and recommending Corporate Governance Guidelines to AbbVie's board of directors, serving as a point of contact for stockholders, and performing a leadership role in shaping AbbVie's corporate governance.

        Compensation Committee.    Messrs. Liddy, Tilton, and Waddell and Ms. Austin are expected to be the members of the board's Compensation Committee. Mr. Liddy is expected to be the Compensation Committee Chairman. The board of directors is expected to determine that each member of the Compensation Committee will be independent, as defined by the rules of the NYSE and in accordance with the company's Corporate Governance Guidelines. In addition, AbbVie expects that the members of the Compensation Committee will qualify as "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act and as "outside directors" for purposes of Section 162(m) of the Code. The Compensation Committee will assist the board of directors in carrying out the board's responsibilities relating to the compensation of AbbVie's executive officers and directors. The Compensation Committee will annually review the compensation paid to the members of the board and give its recommendations to the full board regarding both the amount of director compensation that should be paid and the allocation of that compensation between equity-based awards and cash. In recommending director compensation, the Compensation Committee will take comparable director fees into account and review any arrangement that could be viewed as indirect director compensation. This committee will also review, approve, and administer the incentive compensation plans in which any executive officer of AbbVie participates and all of AbbVie's equity-based plans. It may delegate the responsibility to administer and make grants under these plans to management, except to the extent that such delegation would be inconsistent with applicable law or regulation or with the listing rules of the NYSE. The Compensation Committee will have the sole authority, under its charter, to select, retain, and/or terminate independent compensation advisors.

        Public Policy Committee.    Messrs. Roberts, Alpern, Liddy, and Rapp are expected to be members of the board's Public Policy Committee. Mr. Roberts is expected to be the Public Policy Committee Chairman. The board of directors is expected to determine that each member of the Public Policy Committee is independent, as defined by the rules of the NYSE and in accordance with the company's Corporate Governance Guidelines. The Public Policy Committee will be responsible for assisting the board of directors in fulfilling its oversight responsibility with respect to AbbVie's public policy, certain areas of legal and regulatory compliance, and governmental affairs and health care compliance issues that affect the company by discharging the responsibilities set forth in its charter.

        The board of directors is expected to adopt a written charter for each of the Audit Committee, the Nominations and Governance Committee, the Compensation Committee, and the Public Policy Committee. These charters will be posted on AbbVie's website in connection with the separation.

Compensation Committee Interlocks and Insider Participation

        During the company's fiscal year ended December 31, 2011, AbbVie was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as AbbVie's executive officers were made by Abbott, as described in the section of this information statement captioned "Compensation Discussion and Analysis."

Corporate Governance

  Stockholder Recommendations for Director Nominees

        AbbVie's amended and restated by-laws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the board of directors. AbbVie expects that the board of directors will adopt a policy concerning the evaluation of stockholder recommendations of board candidates by the Nominations and Governance Committee.

  Corporate Governance Guidelines

        The board of directors is expected to adopt a set of Corporate Governance Guidelines in connection with the separation to assist it in guiding AbbVie's governance practices. These practices will be regularly re-evaluated by the Nominations and Governance Committee in light of changing circumstances in order to continue serving the company's best interests and the best interests of its stockholders.

  Communicating with the Board of Directors

        The company's Corporate Governance Guidelines will include procedures by which stockholders and other interested parties may communicate with AbbVie's board of directors by writing a letter to the chairman of the board, to the lead director, or to the independent directors c/o AbbVie, 1 North Waukegan Road, North Chicago, Illinois 60064. The general counsel and corporate secretary will regularly forward to the addressee all letters other than mass mailings, advertisements, and other materials not relevant to AbbVie's business. In addition, directors will regularly receive a log of all correspondence received by the company that is addressed to a member of the board and may request any correspondence on that log.

  Director Qualification Standards

        The company's Corporate Governance Guidelines will provide that the Nominations and Governance Committee is responsible for reviewing with AbbVie's board of directors the appropriate skills and characteristics required of board members in the context of the makeup of the board of directors and developing criteria for identifying and evaluating board candidates.

        The process that this committee will use to identify a nominee to serve as a member of the board of directors will depend on the qualities being sought. From time to time, AbbVie may engage an executive search firm to assist the committee in identifying individuals qualified to be board members. Board members should have backgrounds that when combined provide a portfolio of experience and knowledge that will serve AbbVie's governance and strategic needs. In the process of identifying nominees to serve as a member of the board of directors, the Nominations and Governance Committee will consider the board's diversity of ethnicity, gender, and geography and assesses the effectiveness of the process in achieving that diversity. Board candidates will be considered on the basis of a range of criteria, including broad-based business knowledge and relationships, prominence and excellent reputations in their primary fields of endeavor, worldwide business perspective, and commitment to good corporate citizenship. The committee will also consider the individual's independence, judgment, integrity, and ability to commit sufficient time and attention to the activities of the board, as well as the absence of any potential conflicts with AbbVie's interests. Candidates should have demonstrated experience and ability that is relevant to the board of directors' oversight role with respect to AbbVie's business and affairs.

        The Nominations and Governance Committee will consider the criteria described above in the context of an assessment of the perceived needs of the board of directors as a whole and seek to achieve diversity of occupational and personal backgrounds on the board. The board will be responsible for selecting candidates for election as directors based on the recommendation of the Nominations and Governance Committee.

  Lead Director

        The lead director will facilitate communication with the board of directors and will preside over regularly conducted executive sessions of the independent directors or sessions where the chairman of the board is not present. It will be the role of the lead director to review and approve matters, such as agenda items, schedule sufficiency, and, where appropriate, information provided to other board members. The lead director will be chosen by and from the independent members of the board of directors, and will serve as the liaison between the chairman and the independent directors; however, all directors will be encouraged to consult with the chairman on each of the above topics as well. Mr. Tilton is expected to be named AbbVie's lead director. The lead director, and each of the other directors, will be expected to communicate regularly with the chairman and chief executive officer regarding appropriate agenda topics and other board related matters. The lead director also has the authority to call meetings of the independent directors and, if requested by major stockholders, ensures that he or she is available for consultation and direct communication.

  Policies on Business Ethics; Chief Compliance Officer

        In connection with the separation, AbbVie will adopt a Code of Conduct that requires all its business activities to be conducted in compliance with laws, regulations, and ethical principles and values. All directors, officers, and employees of AbbVie will be required to read, understand, and abide by the requirements of the Code of Conduct.

        The Code of Conduct will be accessible on the company's website. Any waiver of the Code of Conduct for directors or executive officers may be made only by the Audit Committee. AbbVie will disclose any amendment to, or waiver from, a provision of the Code of Conduct for the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on the company's website within four business days following the date of the amendment or waiver. In addition, the company will disclose any waiver from the Code of Conduct for the other executive officers and for directors on the website.

        AbbVie expects to have a Chief Compliance Officer who will report to both the Chief Executive Officer and to the Public Policy Committee. The Chief Compliance Officer will be responsible for overseeing, administering, and monitoring AbbVie's Compliance Program.

  Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls, and Auditing Matters

        In accordance with the Sarbanes-Oxley Act of 2002, AbbVie expects that its Audit Committee will adopt procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, and auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

        As noted above, AbbVie is currently part of Abbott and not an independent company, and its Compensation Committee has not yet been constituted. Decisions as to the past compensation of those who currently serve as its officers have been made by Abbott. This Compensation Discussion and Analysis discusses these historical compensation practices and attempts to outline certain aspects of AbbVie's anticipated compensation structure for its senior executive officers following the separation. While AbbVie has discussed its anticipated programs and policies with the Compensation Committee of Abbott's board of directors (the Abbott Compensation Committee), they remain subject to the review and approval of AbbVie's own Compensation Committee.

        For purposes of the following Compensation Discussion and Analysis and executive compensation disclosures, the individuals listed below are collectively referred to as AbbVie's "named executive officers." They are AbbVie's chief executive officer and chief financial officer, and its three most highly compensated executive officers (other than the chief executive officer and chief financial officer), based on 2011 compensation from Abbott.

  •
  Richard A. Gonzalez, AbbVie Chief Executive Officer.  Prior to the separation, Mr. Gonzalez served as Abbott's Executive Vice President, Pharmaceutical Products Group.

  •
  Laura J. Schumacher, AbbVie Executive Vice President, Business Development, External Affairs and General Counsel.  Prior to the separation, Ms. Schumacher served as Abbott's Executive Vice President, General Counsel, and Corporate Secretary.

  •
  William J. Chase, AbbVie Chief Financial Officer.  Prior to the separation, Mr. Chase served as Abbott's Vice President, Licensing and Acquisitions.

  •
  Carlos Alban, AbbVie Executive Vice President, Commercial Operations.  Prior to the separation, Mr. Alban served as Abbott's Senior Vice President, Proprietary Pharmaceutical Products, Global Commercial Operations.

  •
  John M. Leonard, M.D., AbbVie Senior Vice President, Chief Scientific Officer.  Prior to the separation, Dr. Leonard served as Abbott's Senior Vice President, Pharmaceuticals, Research and Development.

        Additional information about AbbVie's expected senior executive team following the separation is set forth in the section of this information statement captioned "Management—Executive Officers Following the Separation." Initially, AbbVie's compensation policies will be largely the same as those employed at Abbott. AbbVie's Compensation Committee will review these policies and practices, and, it is expected, will make adjustments to support AbbVie's strategies and to remain market competitive.

        The following sections of this Compensation Discussion and Analysis describe Abbott's compensation philosophy, policies and practices as they applied to the AbbVie named executive officers listed above during 2011.

Compensation Philosophy and Components of Pay

  Historically

        Abbott and the Abbott Compensation Committee have established a compensation philosophy that is designed to attract and retain executive officers whose talent and contributions sustain Abbott's profitable growth. The intent of this philosophy is to directly support achievement of Abbott's primary business strategies and goals, while also aligning executive officers' performance and rewards with shareholders' interests. Consequently, the vast majority of executive compensation at Abbott is performance-based.

        There are four primary pay components that have formed Abbott's executive pay program as part of the Abbott organization: base pay, annual bonuses, long-term incentives, and benefits. Each serves complementary, but different, and specific, purposes.

        Base Pay.    Setting appropriate levels of base pay ensures that Abbott can attract and retain a leadership team that will continue to meet Abbott's commitments to customers and patients and sustain profitable growth for Abbott's shareholders. Talented executive officers have choices of where they work, and Abbott's base pay rates need to be competitive in the context of total compensation.

        Annual Bonus.    Abbott's annual bonus (short-term incentive) program aims to align executive officers' interests directly with the annual operating strategies, financial goals, and leadership requirements of Abbott's business. It provides a direct link between executive officers' short-term incentives and Abbott's annual performance results through both measurable financial and operational performance and subjective assessments of strategic progress. Some goals, strategies, and leadership requirements may apply to all executive officers and, as such, may be corporate priorities that are shared by all Abbott executive officers in any given year (for example, earnings per share targets in 2011, as disclosed below). Certain measurable financial goals apply only to some executive officers, reflecting their specific areas of responsibility. Additionally, most executive officers are subject to strategic or leadership-oriented goals, which require qualitative, subjective assessment of their progress during the year. Finally, the process of determining annual bonus awards allows for the Abbott Compensation Committee's discretion, since many goals, especially for certain positions, cannot be reduced to formulaic, numerical targets, or anticipated in advance.

        By design, therefore, short-term incentives directly tie executive officers' pay with both Abbott and individual results while allowing for Abbott Compensation Committee discretion to address unforeseen developments. In the aggregate, short-term incentives should be paid roughly at target when goals are substantially met, below target if goals are not substantially met, and above target if goals are substantially exceeded.

        Long-Term Incentives.    Long-term incentives serve two primary purposes: first, to directly align the largest component of executive officer pay with shareholders' direct, long-term interests; and second, to help ensure continued performance success through effective focus and retention of executive talent. Executive officers' interests are directly aligned with those of Abbott shareholders in two ways—first, through direct stock ownership. Executive officers, as shareholders, benefit from the results they create for other shareholders. Second, the level of awards executive officers receive varies, by plan design and based on each executive officer's individual performance, as reviewed by the Abbott Compensation Committee. The Abbott Compensation Committee considers, among other things, measures that directly track shareholder returns or operating or strategic results which lead to the creation or loss of shareholder value. Awards are further differentiated based on each executive officer's specific contribution to long-term strategic results and leadership contribution. To achieve this outcome, Abbott grants non-qualified stock options, full-value performance based shares, and full-value shares of restricted stock, subject to vesting requirements.

        Historically, and in 2011, long-term incentives have comprised roughly two-thirds of total compensation for Abbott named executive officers. Accordingly, long-term incentive compensation represents a compelling and direct link between executive officers' interests and Abbott shareholder results.

        Benefits.    As with all Abbott employees, Abbott executive officers receive certain employment and post-employment benefits. Benefits are an important part of retention and capital preservation for all levels of employees. Benefits protect against the expense of unexpected catastrophic loss of health and/or earnings potential, and provide a means to save and accumulate for retirement or other post-employment needs.

  Going Forward

        Base Pay.    In anticipation of the separation, Abbott engaged in a benchmarking process to establish initial base salaries for AbbVie's named executive officers, taking into account the new positions of these individuals with AbbVie and market compensation levels at competitors of AbbVie. Aon Hewitt, the Abbott Compensation Committee's independent compensation consultant, advised Abbott in connection with this review. Based upon this review, the annual base salaries of Mr. Gonzalez, Ms. Schumacher, Messrs. Chase and Alban, and Dr. Leonard will be increased, effective as of December 1, 2012, to $1,500,000, $900,000, $790,000, $710,000, and $700,000, respectively. AbbVie expects that post-separation adjustments to base pay, if any, will be made by the AbbVie Compensation Committee and will reflect factors such as each named executive officer's post-separation level of responsibility as well as market data for similar positions at comparable peer companies.

        Annual Bonus.    In connection with the separation, AbbVie expects to adopt an annual incentive plan with terms to be determined by its Compensation Committee. AbbVie expects that its Compensation Committee will establish performance goals based on an incentive structure that initially is similar to that which is in place at Abbott. AbbVie expects that the annual incentive targets for its named executive officers will be aligned with competitive market rates, based on peer company comparisons.

        Long-term Incentives.    AbbVie intends to adopt, subject to the approval of Abbott prior to the separation, in its capacity as AbbVie's sole stockholder, the AbbVie 2013 Incentive Stock Program ("AbbVie Incentive Stock Program") which AbbVie expects will be substantially similar to Abbott's 2009 Incentive Stock Program. The AbbVie Incentive Stock Program is described in greater detail in the section of this information statement captioned "Executive Compensation—AbbVie 2013 Incentive Stock Program." Target levels for long-term incentive compensation for named executive officers following the separation are expected to be set based on each named executive officer's post-separation level of responsibility, as well as market data for similar positions at comparable peer companies.

        Benefits.    AbbVie's Compensation Committee will review the benefits and perquisites that its named executive officers received in connection with their employment with Abbott. AbbVie expects that it will initially provide benefits and perquisites similar to those provided by Abbott immediately prior to the separation.

How Executive Pay Decisions Are Made

  Historically

        As noted above, the named executive officers have been participating in Abbott's executive compensation programs. The vast majority of pay decisions at Abbott are performance-based. Specific goals and targets are the foundation of Abbott's pay-for-performance process and this section describes how they apply to specific pay components. It is important to remember, however, that while Abbott's pay process is based on a comprehensive, multi-level review, it is not formulaic. Some goals can be measured objectively against predetermined financial results. Others take the form of the Abbott Compensation Committee's subjective assessment of success and progress against strategic objectives or leadership results, which cannot be scored by numeric or formulaic application of measurable criteria. Consequently, while final pay decisions are guided by some specific, objective measures, the Abbott Compensation Committee, in consultation with its independent compensation consultant, also considers, at both the Abbott company-wide level and the individual level, a combination of objective and subjective measures in the overall assessment of performance and the pay decisions that result from that assessment. Specifically, discussion of the decision making criteria for each component follows.

        Peer Group.    To provide the appropriate context for executive pay decisions, the Abbott Compensation Committee, in consultation with its independent compensation consultant, assesses market pay practices and compensation levels of two designated groups of high-profile companies. The Abbott Compensation Committee thoughtfully considers on an annual basis which companies should be included in the peer groups and believes the selected companies represent the most appropriate groups for comparison. In addition to competing for executive talent, the peer companies also maintain complex business operations with significant worldwide reach. Abbott's comparison groups for setting targets for compensation include the following two worldwide reference groups:

  1.
  Primarily, direct health care competitors. This group presently includes Amgen Inc., Bristol Myers Squibb Company, Eli Lilly and Company, Glaxo SmithKline plc, Johnson & Johnson, Merck & Company, Inc., Novartis AG, and Pfizer, Inc.

  2.
  Secondarily, in order to supplement performance and compensation data from Abbott's direct health care competitors, Abbott selects a group of worldwide, diversified high performing companies with a five-year average return on equity of 18 percent or higher that are similar to Abbott in terms of size and/or scope of operations. This group currently includes 3M Company, Bristol Myers Squibb Company, Caterpillar Inc., The Coca-Cola Company, Colgate Palmolive Company, General Dynamics Corporation, General Mills, Inc., H.J. Heinz Company, Kellogg Company, Kimberly Clark Corporation, McDonald's Corporation, Merck & Company, Inc., PepsiCo, Inc., and Procter & Gamble Co.

        Base Pay.    Base pay targets must be competitive with the target market from which talent is obtained. Generally, Abbott sets base pay targets in a manner that references the median of the health care competitor group as an initial benchmark, but allows for adjustment based upon secondary reference to the high-performing group. Specific pay rates, however, are based on an executive officer's profile, performance, experience, and unique skills, as well as upon consideration of internal equity with others at Abbott. Once the rate of pay is set in this manner, either at the time of hire or upon promotion or transfer, subsequent changes in pay, including salary increases when appropriate, are based on the executive officer's performance, the job he or she is performing or assuming, internal equity and Abbott's operating budget. In this regard, base pay is performance-based and is aligned with the individual's relative contribution and body of work.

        Annual Bonus.    Mr. Gonzalez, Ms. Schumacher, Mr. Alban, and Dr. Leonard participate in the 1998 Abbott Laboratories Performance Incentive Plan (the "PIP") and Mr. Chase participates in the 1986 Abbott Laboratories Management Incentive Program (the "MIP"). The PIP and the MIP are substantially similar except that the PIP is designed to comply with the requirements of Section 162(m) of the Internal Revenue Code of 1986 for performance-based compensation.

        Each year, maximum award allocations for PIP participants as a percentage of consolidated net earnings are set. For 2011, the maximum award for the named executive officers was 0.075 percent of adjusted consolidated net earnings. Historically, and in 2011, the Abbott Compensation Committee exercised its discretion to deliver PIP awards that were below the maximum awards authorized by these levels. Under the MIP, target levels are established based on market practice and internal equity considerations. The target award for Mr. Chase was 80 percent of base salary.

        Assessments of performance against financial results take into account the impact of specified factors or events, and the appropriateness of these adjustments is reviewed annually. For a reconciliation of these adjustments to GAAP, see Exhibit 99.1 to Abbott's Form 8-K, filed on January 25, 2012.

        In making its determinations of the actual awards to participants, the Abbott Compensation Committee considers predetermined financial goals and individual goals, some of which are objective and quantifiable, and other strategic or leadership goals for which assessment is not solely dictated by numeric or formulaic applications of measurable criteria. Moreover, while each participant has pre-determined goals, the Abbott Compensation Committee also considers relative achievements, or developments (at Abbott, in the marketplace and in the world economy) that could not have been foreseen when individual goals were formulated. Goals specific to each named executive officer are described separately in this section under "—2011 Compensation Decisions—Historically—Goals."

        Long-term Incentives.    Long-term incentive targets at Abbott are driven by two primary factors: first, internal equity and the executive officer's relative contribution to Abbott's long-term success; and second, Abbott's performance in respect of both short- and long-term returns to shareholders, as well as relative performance against financial or operating measures that drive shareholder returns, and performance against strategic objectives, such as pipeline development or acquisitions (which may dilute returns in the short-term, but are, in the Abbott Compensation Committee's judgment, in the best long-term interests of Abbott and its shareholders). While long-term incentive awards may be awarded annually, the Abbott Compensation Committee's assessment includes one-, three- and five-year measures of a number of relative benchmarks, including total shareholder return, return on equity, return on net assets, and earnings per share growth. The results are compared both to those of Abbott's direct health care competitors and those of the high performance reference group mentioned earlier.

        These long-term measures are all taken into consideration without specific weighting. In the aggregate, they provide the Abbott Compensation Committee with a relative performance rating of Abbott to peers over one-, three- and five-year periods. Then, starting with the independent compensation consultant's recommendations regarding target or reference levels of appropriate long-term incentive by individual, the Abbott Compensation Committee determines grants for each individual based on its objective and subjective assessment of performance, progress against strategic milestones, and environmental factors which affected the individual's or Abbott's performance.

        Long-Term Incentives—Equity Awards.    Based on the Abbott Compensation Committee's assessment of performance, the goals of Abbott's long-term incentive program, each individual's relative performance against his or her predetermined goals, current outstanding awards held by the named executive officers and the recommendation of its independent compensation consultant, the Abbott Compensation Committee delivered long-term incentive awards to the named executive officers that were intended to, in the aggregate, reflect performance at the median of the Abbott health care peer comparison group.

        Applying these standards, the Abbott Compensation Committee determined the value of long-term equity awards for the named executive officers and made the awards reported in the Summary Compensation Table below. Further, the Abbott Compensation Committee determined, in 2011, based on market practice, advice from its independent compensation consultant and in consideration of the recommendations of institutional shareholders, that the long-term incentive award for the named executive officers should be in the form of 25 percent stock options and 75 percent performance-vesting shares.

        Abbott's policy with respect to annual equity awards for all employees, including the named executive officers, is to grant the award and set the grant price at the same time each year, at the Abbott Compensation Committee's regularly scheduled February meeting. These meetings generally are the third Friday of February and their dates are scheduled two years in advance. In 2011, the annual grant was dated and the grant price set on February 18th. The historical practice for setting the grant price is to average the highest and lowest trading price of a common share on the date of the grant (rounded up to the next even penny). The grant price for the 2011 annual grant was $46.60. The high, low, and closing prices of an Abbott common share on February 18, 2011 were $46.89, $46.28 and $46.88, respectively. One-third of the 2011 annual grant to the named executive officers vested in February 2012.

        In establishing criteria for performance-vesting shares, the Abbott Compensation Committee considered the recommendation of its independent compensation consultant, and the fact that the secondary comparison of high-performance companies is currently defined by five-year average return on equity of 18 percent or greater.

        Accordingly, performance-based stock awards granted in 2011 at Abbott will be earned (vested) over a period of up to five years, with not more than one-third of the award vesting in any one year, dependent upon Abbott achieving an annual return on equity threshold of 18 percent from continuing operations adjusted for specified items per the quarterly earnings releases (which is currently above the median of Abbott's Standard Industrial Classification peer group). If the thresholds are met in three of the five years, 100 percent of the performance shares will vest. If the thresholds are missed in all five years, 100 percent of the performance shares will be forfeited. Outstanding shares of restricted stock receive dividends at the same rate as all other shareholders.

  Going Forward

        AbbVie expects that the executive compensation programs it initially adopts will be similar to those in place at Abbott immediately prior to the separation. Following the separation, AbbVie's Compensation Committee will continue to consider and develop AbbVie's compensation structure, practices, and procedures in order to effectively meet the company's business needs and goals.

2011 Compensation Decisions

  Historically

        Goals.    Abbott's payment of annual bonuses to each of its named executive officers is subject to the achievement of financial and other performance goals, which are described below with respect to the 2011 fiscal year.

  Financial Goals

        Each officer carried a financial goal of Adjusted Diluted EPS that comprised 20% of his or her total goals. In addition to EPS, officers had other financial goals specific to each officer's area of responsibility. The process of determining annual bonus awards allows for the Abbott Compensation Committee's discretion, since many goals cannot be reduced to formulaic, numerical targets, or anticipated in advance. The following comprised the remainder of the financial goals, considered in the aggregate, in determining the officer's bonus. In 2011, Messrs. Gonzalez and Alban and Dr. Leonard in their leadership roles in the proprietary pharmaceuticals business carried sales and profitability goals for that business, with those results reflected in the exhibit below. Mr. Alban carried additional key responsibilities including the continued commercialization and profitability of the global proprietary pharmaceuticals business, and achieving global sales targets for HUMIRA. Mr. Chase, as head of licensing and acquisitions in 2011, had financial goals related to Abbott's acquisition strategy, which included profit and revenue support, and the securing of licensing arrangements.

Name	Goal and Expected Result		Results Achieved
Richard A. Gonzalez	A.	Adjusted Diluted EPS of $4.59	A.	Adjusted Diluted EPS of $4.66
	B.	Achieve Pharmaceutical Products Group Adjusted Sales of $21,977MM	B.	Achieved—$21,958MM
	C.	Achieve Pharmaceutical Products Group Adjusted Operating Margin of $7,476MM	C.	Achieved—$7,905MM
Laura J. Schumacher	A.	Adjusted Diluted EPS of $4.59	A.	Adjusted Diluted EPS of $4.66
William J. Chase	A.	Adjusted Diluted EPS of $4.59	A.	Adjusted Diluted EPS of $4.66
	B.	Achieve Adjusted Incremental Division Margin of $37MM	B.	Achieved—$37MM
Carlos Alban	A.	Adjusted Diluted EPS of $4.59	A.	Adjusted Diluted EPS of $4.66
	B.	Achieve Pharmaceutical Products Group Adjusted Sales of $21,977MM	B.	Achieved—$21,958MM
	C.	Achieve Pharmaceutical Products Group Adjusted Operating Margin of $7,476MM	C.	Achieved—$7,905MM
	D.	Achieve Pharmaceutical Products Division Adjusted Sales of $17,225MM	D.	Achieved—$17,138MM
	E.	Achieve Pharmaceutical Products Division Adjusted Operating Margin of $7,115MM	E.	Achieved—$7,119MM
	F.	Achieve Plan Gross Margin of 76.5%	F.	Achieved—77.3%
	G.	Achieve Humira Sales of $7,999MM	G.	Mostly Achieved—$7,948MM
John M. Leonard	A.	Adjusted Diluted EPS of $4.59	A.	Adjusted Diluted EPS of $4.66
	B.	Achieve Pharmaceutical Products Group Adjusted Sales of $21,977MM	B.	Achieved—$21,958MM
	C.	Achieve Pharmaceutical Products Group Adjusted Operating Margin of $7,476MM	C.	Achieved—$7,905MM
	D.	Achieve Plan Gross Margin of 70.0%	D.	Achieved—71.0%

Other Goals

        Richard A. Gonzalez.    Develop comprehensive and strategic actions for key brands; meet acquisition, in-license and partnership milestones and launch first wave of products within approved timeframe; secure key strategic high quality pipeline assets for sourced innovation by December 31, 2011, either in-licensed product(s) or business acquisitions; focus on change management initiatives, collaboration and communication of division strategy, succession planning, upgrading rewards and recognition programs and leadership development program.

Results:    Mr. Gonzalez achieved the above goals in all material aspects.

        Laura J. Schumacher.    Successfully resolve key intellectual property litigation; resolve significant commercial litigation matters or investigations; achieve proprietary pharmaceutical pipeline enhancement objectives; achieve key compliance initiatives to ensure Abbott protects reputation and shareholder value.

Results:    Ms. Schumacher achieved the above goals in all material aspects.

        William J. Chase.    Achieve proprietary pharmaceutical pipeline enhancement objectives; key plans for expansion in important emerging markets; acquisition, in-license and partnership milestones in the pharmaceuticals and non-pharmaceuticals businesses.

Results:    Mr. Chase achieved the above goals in all material aspects except for the proprietary pharmaceutical pipeline goal, which was mostly achieved.

        Carlos Alban.    Achieve strategic objectives for Pharmaceutical Products division including commercial strategies, organizational structure, manufacturing and intellectual property.

Results:    Mr. Alban achieved the above goals in all material aspects.

        John M. Leonard, M.D.    Secure key strategic high quality pipeline assets for sources innovation by December 31, 2011, either in-licensed product(s) or business acquisitions; achieve targeted goal for advancement of pipeline assets and regulatory approval; achieve key governance and compliance initiatives; focus on change management initiatives and leadership development.

Results:    Dr. Leonard achieved some strategic and compliance goals, but certain pipeline goals were not achieved.

        Goal Performance.    The individual goals described above are determined at the beginning of the year as part of Abbott's annual performance and compensation planning process. With respect to PIP participants: the Abbott Compensation Committee considers, both at Abbott and at the individual level, achievement with respect to these goals, as well as the performance of the individual overall with respect to all matters not specifically defined in the predetermined goals, including leadership competencies and other individual contributions to Abbott performance on a qualitative basis. Additionally, the Abbott Compensation Committee may also consider unforeseen circumstances or developments (in Abbott, the marketplace, and/or the world economy) that may have affected performance.

        For each participant, a target bonus is set as a percentage of base salary. Actual PIP bonuses were based on a comprehensive review of individual and corporate performance by the Abbott Compensation Committee and its independent compensation consultant.

        To determine each such annual bonus, the Abbott Compensation Committee considered the executive officer's target bonus, expressed as a percentage of base pay, and made its final determination of the appropriate award at, above or below the target, considering all of these factors, in consultation with its independent compensation consultant. While the review is comprehensive, it is not solely formulaic.

        In each case, for all of Abbott's named executive officers, there were multiple levels of review of the proposed award. For Mr. Gonzalez, Ms. Schumacher, Mr. Alban, and Dr. Leonard, the Abbott chief executive officer, the Abbott Compensation Committee, and the independent compensation consultant reviewed the proposals.

        While Abbott's overall merit increase budget in the United States was 3 percent in 2011, Abbott management recommended, and the Abbott Compensation Committee approved, in consideration of general market and business conditions, that all Abbott officers, including named executive officers, would not receive a merit increase in 2011.

  Individual Awards

        Richard A. Gonzalez.    Effective February 17, 2012, Mr. Gonzalez was awarded a bonus of $1,230,000, which was above his target bonus of 105 percent of base pay. Effective February 18, 2011, he received long-term incentives, including 55,100 stock options and a 39,200 share performance-vesting restricted stock award.

        Laura J. Schumacher.    Effective February 17, 2012, Ms. Schumacher was awarded a bonus of $1,180,000, which was above her target bonus of 110 percent of base pay. Effective February 18, 2011, she received long-term incentives, including 57,500 stock options and a 40,900 share performance-vesting restricted stock award.

        William J. Chase.    Effective February 17, 2012, Mr. Chase was awarded a bonus of $330,000, which was above his target bonus of 80 percent of base pay. Effective February 18, 2011, he received long-term incentives, including 19,000 stock options and a 13,500 share performance-vesting restricted stock award.

        Carlos Alban.    Effective February 17, 2012, Mr. Alban was awarded a bonus of $610,000, which was at his target bonus of 100 percent of base pay. Effective February 18, 2011, he received long-term incentives, including 45,800 stock options and a 32,500 share performance-vesting restricted stock award.

        John M. Leonard, M.D.    Effective February 17, 2012, Dr. Leonard was awarded a bonus of $475,500, which was below his target bonus of 90 percent of base pay. Effective February 18, 2011, he received long-term incentives, including 31,200 stock options and a 22,200 share performance-vesting restricted stock award.

  Going Forward

        AbbVie expects that its Compensation Committee will develop a process for establishing financial and non-financial performance goals that initially will be similar to that of Abbott.

Post-Termination and Other Benefits

  Historically

        Each of the benefits described below was chosen to support Abbott's objective of providing a total competitive pay program. Individual benefits do not directly affect decisions regarding other benefits or pay components, except to the extent that all benefits and pay components must, in aggregate, be competitive, as previously discussed. Mr. Gonzalez, who had retired from Abbott in 2007, returned to work at Abbott in 2009. Upon his initial return to work at Abbott in 2009, and upon his interim appointment as Executive Vice President, Pharmaceutical Products in 2010, Mr. Gonzalez did not resume participation in any of Abbott's employee benefits plans for active employees. Currently, he continues to receive Abbott retiree benefits, including pension and retiree health care benefits.

        Retirement Benefits.    The named executive officers participate in two Abbott-sponsored defined benefit plans: the Abbott Laboratories Annuity Retirement Plan and the Abbott Laboratories Supplemental Pension Plan. As stated above, Mr. Gonzalez was not, as of December 31, 2011, accruing any additional benefits under these Abbott plans. These plans are described in greater detail in the section of this information statement captioned "Executive Compensation—Pension Benefits."

        Since the named executive officers' Abbott Supplemental Pension Plan benefits cannot be secured in a manner similar to tax-qualified plans, the assets of which are held in trust, the named executive officers receive an annual cash payment equal to the increase in present value of their Supplemental Pension Plan benefit. Named executive officers have the option of depositing these annual payments in an individually established grantor trust, net of tax withholdings. Deposited amounts may be credited with the difference between the named executive officer's actual annual trust earnings and the rate used to calculate trust funding (currently 8 percent). Amounts deposited in the individual trusts are not tax deferred. Since amounts contributed to the trust have already been taxed, Abbott remits the tax owed on the income earned by the trust or any company adjustment paid to the trust, thus preserving the parity of the benefit to the benefits payable under the Annuity Retirement Plan. The manner in which the grantor trust is to be distributed to an officer upon retirement from Abbott generally follows the manner elected by the named executive officer under the Annuity Retirement Plan. Should a named executive officer (or the named executive officer's spouse, depending upon the pension distribution method elected by the officer under the Annuity Retirement Plan) live beyond the actuarial life expectancy age used to determine the Supplemental Pension Plan benefit and therefore exhaust the trust balance, the Supplemental Pension Plan benefit will be paid to the named executive officer by Abbott.

        Deferred Compensation.    The named executive officers, like all U.S. Abbott employees, are eligible to defer a portion of their annual base salary, on a pre-tax basis, to Abbott's qualified 401(k) plan, up to the IRS contribution limits. Named executive officers are also eligible to defer up to 18 percent of their base salary, less contributions to the 401(k) plan, to a non-qualified plan. All U.S. Abbott employees may defer up to 18 percent as well, subject to IRS limits. One hundred percent of annual incentive awards earned under the PIP and MIP are also eligible for deferral to a non-qualified plan. Named executive officers may defer these amounts to unfunded book accounts or choose to have the amounts paid in cash on a current basis and deposited into individually established grantor trusts, net of tax withholdings. These amounts are credited annually with earnings equivalent to the average prime rate over the previous thirteen months plus 2.25 percent. Amounts deposited in the individual trusts are not tax deferred. Since amounts contributed to the trusts have already been taxed, Abbott remits the tax owed on the income earned by the trusts or any Abbott adjustment paid to the trusts, thus preserving the parity of the benefit to the benefits payable under the qualified 401(k) plan or the PIP or MIP, as applicable. The named executive officers elect the manner in which the assets held in their grantor trusts will be distributed to them upon retirement or other separation from services to Abbott.

        Change in Control Arrangements.    Mr. Gonzalez is not party to a change in control agreement with Abbott. Ms. Schumacher, Messrs. Chase and Alban, and Dr. Leonard are party to change in control agreements with Abbott that reflect past contractual obligations. The purpose of these agreements is to aid in retention and recruitment, encourage continued attention and dedication to assigned duties during periods involving a possible change in control of Abbott and protect earned benefits against adverse changes resulting from a change in control. The level of payments provided under the agreements is established to be consistent with market practice as confirmed by data provided to the Abbott Compensation Committee by its independent compensation consultant. The separation is not deemed a change in control under any of these agreements. These arrangements are described in greater detail in the section of this information statement captioned "Executive Compensation—Potential Payments on Termination or Change of Control."

        Financial Planning.    Ms. Schumacher, Mr. Alban, and Dr. Leonard are eligible for up to $10,000, and Mr. Chase is eligible for up to $6,500, of annual costs associated with estate planning advice, tax preparation and general financial planning fees. If one of these officers chooses to utilize this benefit, fees for services received up to the annual allocation are paid by Abbott and are treated as imputed income to the officer who then is responsible for payment of all taxes due on the fees paid by Abbott.

        Company Automobile.    Ms. Schumacher, Messrs. Chase and Alban, and Dr. Leonard are eligible for use of a company-leased vehicle, with a lease term of 50 months. Seventy-five percent (75 percent) of the cost of the vehicle is imputed to the officer as income for federal income tax purposes.

        Disability Benefit.    In addition to Abbott's standard disability benefits, the named executive officers are eligible for a monthly long-term disability benefit, which is described in greater detail in the section of this information statement captioned "Executive Compensation—Potential Payments on Termination or Change of Control."

  Going Forward

        Prior to the separation, Abbott expects to enter into amended change in control agreements with its officers, which will replace their existing change in control agreements. AbbVie expects to assume the change in control agreements of each of the AbbVie named executive officers transferring from Abbott to AbbVie, and to enter into change in control agreements with or assume the Abbott change in control agreements of certain other AbbVie officers, including officers who currently are party to change in control agreements with Abbott and become employed by AbbVie following the separation. The new AbbVie change in control agreements are expected to mirror the terms of the form of the amended Abbott change in control agreements, except that benefits would be payable upon a qualifying termination following a change in control of AbbVie, rather than Abbott. Please see the section of this information statement captioned "Executive Compensation—Potential Payments on Termination or Change of Control" for a description of the existing Abbott change in control agreements as well as the amended form approved by the Abbott board of directors.

Share Ownership Guidelines

  Historically

        To further promote sustained shareholder return and to ensure Abbott's officers remain focused on both short- and long-term objectives, Abbott has established share ownership guidelines. Each officer has five years from the date appointed or elected to his or her position to achieve the ownership level associated with the position. The share ownership requirements are 175,000 shares for the Chief Executive Officer of Abbott; 50,000 shares for Executive Vice Presidents and Senior Vice Presidents, including Mr. Gonzalez, Ms. Schumacher, Mr. Alban, and Dr. Leonard; and 25,000 shares for all other officers, including Mr. Chase. All of the named executive officers meet or substantially exceed Abbott's guidelines.

        As provided in Abbott's Incentive Stock Program, no award may be assigned, alienated, sold or transferred other than by will or by the laws of descent and distribution, pursuant to a qualified domestic relations order or as permitted by the Abbott Compensation Committee for estate planning purposes, and no award and no right under any award may be pledged, alienated, attached or otherwise encumbered. All members of senior management, including the named executive officers, are required to clear any transaction involving company stock with the Abbott General Counsel prior to entering into such transaction.

  Going Forward

        AbbVie expects its share ownership guidelines for executive officers to be developed in consultation with its Compensation Committee, taking into account market practice.

Compliance

  Historically

        The Abbott Performance Incentive Plan and Incentive Stock Program, which are described above, are intended to comply with Internal Revenue Code Section 162(m) to ensure deductibility.

        The Abbott Compensation Committee reserves the flexibility to take actions that may be based on considerations in addition to tax deductibility. The Abbott Compensation Committee believes that shareholder interests are best served by not restricting the Abbott Compensation Committee's discretion and flexibility in crafting compensation programs, even if such programs may result in certain non-deductible compensation expenses. Accordingly, the Abbott Compensation Committee may from time to time approve components of compensation for certain officers that are not deductible.

        While the Abbott Compensation Committee does not anticipate there would ever be circumstances where a restatement of earnings upon which any incentive plan award decisions were based would occur, the Abbott Compensation Committee, in evaluating such circumstances, has discretion to take all actions necessary to protect the interests of shareholders, up to and including actions to recover such incentive awards. Such circumstances have never occurred for Abbott.

  Going Forward

        AbbVie expects its Compensation Committee to adopt a similar practice with respect to minimizing the adverse effect of Section 162(m) on the deductibility of compensation expense following the separation that will be driven by the considerations described above with respect to Abbott.

        Additionally, AbbVie expects that its Compensation Committee will have the discretion to take actions necessary to protect the interests of stockholders, up to and including actions to recover incentive awards under specified circumstances.

Compensation Risk Assessment

  Historically

        During 2011, Abbott, through its Human Resources department in coordination with its Internal Audit department, conducted a risk assessment of its compensation policies and practices for employees, including those related to its executive compensation programs. Abbott's risk assessment included a qualitative and quantitative analysis of its employee compensation and benefit programs, including those for its executive officers. Abbott also considered how these programs compare, from a design perspective, to programs maintained by other companies. Based on this assessment, Abbott determined that its compensation and benefit programs appropriately incentivize employees, and that any risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on Abbott. The following factors were among those considered in making this determination:

  •
  Abbott's long-established compensation structure has contributed to a corporate culture that encourages employees to regard Abbott as a career employer. For example, Abbott's U.S. employees participate in an Abbott-sponsored defined benefit pension plan. Equity awards (discussed in more detail below) also vest over multi-year periods. Both forms of compensation encourage Abbott employees to consider the long-term impact of their decisions and align their interests with those of Abbott's shareholders.

  •
  Abbott's long-term incentive program focuses executive officers on longer-term operating performance and shareholder returns. For 2011, the named executive officers received roughly two-thirds of their total compensation in the form of long-term equity incentives (25 percent of which are stock options, vesting over multi-year periods and 75 percent of which are performance-vesting share awards, which vest over a period of up to five years with not more than one-third of the award vesting in any one year). Abbott's executive officers, including the named executive officers, do not receive any of their long-term incentive compensation in cash.

  •
  Abbott's annual incentive program places an appropriate weighting on earnings achievement by balancing it with other factors. Since earnings are a key component of stock price performance, this aspect of Abbott's compensation plan also promotes alignment with shareholder interests.

  •
  Abbott makes equity awards and sets grant prices at the same time each year, at the Abbott Compensation Committee's regularly scheduled meeting. In addition, Abbott does not award discounted stock options or immediately vesting stock options or restricted stock.

  •
  Abbott maintains share ownership guidelines for its executive officers, which promotes alignment with shareholder interests.

  •
  Abbott's Compensation Committee has the ability to exercise downward discretion in determining annual incentive plan payouts. Historically, and in 2011, the Abbott Compensation Committee exercised its discretion to deliver annual incentive plan awards below the maximums.

  •
  Abbott requires mandatory training on its codes of conduct and policies and procedures to educate its employees on appropriate behaviors and the consequences of taking inappropriate actions.

  •
  Abbott's compensation arrangements do not include certain design features that may have the potential to encourage excessive risk-taking, including: over-weighting toward annual incentives, highly leveraged payout curves, unreasonable thresholds, and steep payout cliffs at certain levels that may encourage short-term business decisions to meet payout thresholds.

        This assessment was discussed with the Abbott Compensation Committee and its independent compensation consultant.

  Going Forward

        AbbVie's Compensation Committee expects to take into account risk-management practices and risk-taking incentives as it considers and develops AbbVie's employee and executive compensation programs. AbbVie's Compensation Committee anticipates that it will adopt a risk assessment process relating to compensation policies and practices initially similar to that in place at Abbott.

EXECUTIVE COMPENSATION

Historical Compensation of Executive Officers Prior to the Separation

        Each of AbbVie's named executive officers was employed by Abbott prior to the separation; therefore, the information provided for the years 2011, 2010 and 2009 reflects compensation earned at Abbott and the design and objectives of the Abbott executive compensation programs in place prior to the separation. Each of AbbVie's 2011 named executive officers is currently, and was as of December 31, 2011, an officer of Abbott. Accordingly, the compensation decisions regarding AbbVie's named executive officers were made by the Abbott Compensation Committee or its delegates. Executive compensation decisions following the separation will be made by AbbVie's Compensation Committee. All references in the following tables to stock options, restricted stock units and restricted stock relate to awards granted by Abbott in respect of Abbott common shares.

        The amounts and forms of compensation reported below are not necessarily indicative of the compensation that AbbVie executive officers will receive following the separation, which could be higher or lower, because historical compensation was determined by Abbott and because future compensation levels at AbbVie will be determined based on the compensation policies, programs and procedures to be established by AbbVie's Compensation Committee for those individuals who will be employed by AbbVie following the separation.

Summary Compensation Table

        The following table summarizes compensation historically awarded to, earned by, or paid to AbbVie's named executive officers by Abbott. Position titles refer to each named executive officer's title at Abbott in 2011.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(5)(6)	All Other Compensation ($)(7)	Total ($)

Richard A. Gonzalez	2011	$825,000	$0		$1,826,132	$343,273	$1,230,000	$882,988	$445,446	$5,552,839
Executive Vice President,	2010	742,080	300,000	(8)	5,135,240	0	848,900	312,256	262,033	7,600,509
Pharmaceutical Products
Group

Laura J. Schumacher	2011	827,500	0		1,905,327	358,225	1,180,000	1,138,123	158,318	5,567,493
Executive Vice President,	2010	823,329	0		3,901,126	535,920	1,100,000	628,869	137,957	7,127,201
General Counsel, and	2009	799,350	0		2,479,154	602,272	1,075,000	677,765	90,519	5,724,060
Corporate Secretary

William J. Chase	2011	375,000	0		628,898	118,370	330,000	316,489	50,734	1,819,491
Vice President, Licensing
and Acquisitions

Carlos Alban	2011	602,471	0		1,514,013	285,334	610,000	774,355	106,162	3,892,335
Senior Vice President,
Proprietary
Pharmaceutical
Products, Global
Commercial Operations

John M. Leonard, M.D.	2011	636,500	0		1,034,187	194,376	475,500	1,016,012	141,236	3,497,811
Senior Vice President,
Pharmaceuticals, Research
and Development

(1)
In accordance with the SEC's rules, the amounts in this column represent the aggregate grant date fair value of the awards in accordance with Financial Accounting Standards Board ASC Topic 718. Abbott determines grant date fair value by multiplying the number of shares granted by the average of the high and low market prices of an Abbott common share on the award's date of grant.

(2)
In accordance with the SEC's rules, the amounts in this column represent the aggregate grant date fair value of the awards in accordance with Financial Accounting Standards Board ASC Topic 718. Other than options granted pursuant to a replacement option feature of a pre-2005 option award, options granted after 2004 do not include a replacement option feature. When the exercise price of an option with a replacement option feature is paid (or, in the case of a non-qualified stock option, when the option's exercise price or the withholding taxes resulting on exercise of that option are paid) with Abbott common shares held by the named executive officer, a replacement option may be granted for the number of shares used to make that payment. Abbott uses the closing price of an Abbott common share on the business day before the exercise to determine the number of shares required to exercise the related option and the exercise price of the replacement option. The replacement option is exercisable in full six months after the date of grant, and has a term expiring on the expiration date of the original option. Other terms and conditions of the replacement option award are the same in all material respects as those applicable to the original grant.

(3)
These amounts were determined as of the option's grant date using a Black-Scholes stock option valuation model. These amounts are being reported solely for the purpose of comparative disclosure in accordance with the SEC's rules. There is no certainty that the amount determined using a Black-Scholes stock option valuation model would be the value at which employee stock options would be traded for cash. For options, other than replacement options, the assumptions are the same as those described in Note 8 entitled "Incentive Stock Program" of Abbott's Notes to Consolidated Financial Statements included under Item 8, "Financial Statements and Supplementary Data" in Abbott's 2011 Annual Report on SEC Form 10-K.

(4)
This compensation is earned as a performance-based incentive bonus, pursuant to the 1998 Abbott Laboratories Performance Incentive Plan for Mr. Gonzalez, Ms. Schumacher, Mr. Alban, and Dr. Leonard, and the 1986 Abbott Laboratories Management Incentive Plan for Mr. Chase. Additional information regarding these plans can be found in the section of this information statement captioned "Compensation Discussion and Analysis—How Executive Pay Decisions Are Made—Historically—Annual Bonus."

(5)
The plan amounts shown below are reported in this column.

For Mr. Gonzalez, the amounts shown alongside the officer's name are for 2011 and 2010, respectively. For Ms. Schumacher, the amounts shown are for 2011, 2010, and 2009, respectively. For Messrs. Chase and Alban and for Dr. Leonard, the amounts shown are for 2011.

Abbott Laboratories Annuity Retirement Plan

R. A. Gonzalez: $33,248 / $3,001; L. J. Schumacher: $85,875 / $37,903 / $53,615; W. J. Chase: $77,342; C. Alban: $101,829; and J. M. Leonard: $106,953.

Abbott Laboratories Supplemental Pension Plan

R. A. Gonzalez: $743,082 / $245,389; L. J. Schumacher: $939,737 / $541,637 / $611,459; W. J. Chase: $226,766; C. Alban: $628,531; and J. M. Leonard: $789,474.

Non-Qualified Defined Contribution Plan Earnings

The totals in this column include reportable interest credited under the 1998 Abbott Laboratories Performance Incentive Plan, the Abbott Laboratories 401(k) Supplemental Plan, and the 1986 Abbott Laboratories Management Incentive Plan.

R. A. Gonzalez: $106,658 / $63,866; L. J. Schumacher: $112,511 / $49,329 / $12,691; W. J. Chase: $12,381; C. Alban: $43,995; and J. M. Leonard: $119,585.

(6)
The present value of a pension benefit is determined, in part, by the discount rate used for accounting purposes. As required by the Financial Accounting Standards Board, that discount rate is determined by reference to the prevailing market rate of interest. In 2011, interest rates declined and the discount rate used for the Annuity Retirement Plan and Supplemental Pension Plan was reduced to reflect that decline. A reduction in the discount rate increases the present value of participants' pensions while actual payments to be made to participants are not changed.

The change in pension value included in this total is the result of the following factors: (i) the impact of changes in the actuarial assumptions Abbott uses to calculate plan liability for financial reporting purposes, primarily the change in discount rate, (ii) additional pension benefit accrual under the Annuity Retirement Plan and Supplemental Pension Plan (other than for Mr. Gonzalez who is not accruing any additional Abbott plan benefits), (iii) the impact of the time value of money on the pension value, and (iv) with respect to Mr. Gonzalez, payments made to him from these plans.

	2011 Change in Pension Value Resulting From
Name	Change in Actuarial Assumptions	Other Factors
R. A. Gonzalez	$908,206	$(131,876)
L. J. Schumacher	577,144	448,468
W. J. Chase	164,080	140,028
C. Alban	330,629	399,731
J. M. Leonard	427,239	469,188
(7)
The amounts shown below are reported in this column.

For Mr. Gonzalez, the amounts shown alongside the officer's name are for 2011 and 2010, respectively. For Ms. Schumacher, the amounts shown are for 2011, 2010, and 2009, respectively. For Messrs. Chase and Alban and for Dr. Leonard, the amounts shown are for 2011.

Earnings, Fees and Tax Payments for Non-Qualified Defined Benefit and Non-Qualified Defined Contribution Plans (net of the reportable interest included in footnote 5).

R. A. Gonzalez: $72,623 / $76,225; L. J. Schumacher: $88,141 / $65,627 / $22,042; W. J. Chase: $12,458; C. Alban: $33,977; and J. M. Leonard: $82,639.

Each of the named executive officers' awards under the 1998 Abbott Laboratories Performance Incentive Plan or the 1986 Abbott Laboratories Management Incentive Plan is paid in cash to the named executive officer on a current basis and may be deposited into a grantor trust established by the named executive officer, net of maximum tax withholdings. Each of the named executive officers has also established grantor trusts in connection with the Abbott Laboratories Supplemental Pension Plan and the Abbott Laboratories 401(k) Supplemental Plan. These amounts include the earnings (net of the reportable interest included in footnote 5), fees, and tax payments paid in connection with these grantor trusts.

Employer Contributions to Defined Contribution Plans

R. A. Gonzalez: $0 / $0; L. J. Schumacher: $41,375 / $41,166 / $39,968; W. J. Chase: $18,750; C. Alban: $30,124; and J. M. Leonard: $31,825.

These amounts include Abbott contributions to both Abbott's tax-qualified defined contribution plan and the Abbott Laboratories 401(k) Supplemental Plan. The Abbott Laboratories 401(k) Supplemental Plan permits the named executive officers to contribute amounts in excess of the limit set by the Internal Revenue Code for employee contributions to 401(k) plans up to the excess of (i) 18 percent of their base salary over (ii) the amount contributed to Abbott's tax-qualified 401(k) plan. Abbott matches participant contributions at the rate of 250 percent of the first 2 percent of compensation contributed to the plan. The named executive officers have these amounts paid to them in cash on a current basis and deposited into a grantor trust established by the officer, net of maximum tax withholdings.

Other Compensation

The following amounts are included in the totals in this column, which reflect Abbott's incremental cost for non-business related flights, by Mr. Gonzalez: $372,823 / $185,808.

Abbott determines the incremental cost for flights based on the direct cost to Abbott, including fuel costs, parking, handling and landing fees, catering, travel fees, and other miscellaneous direct costs.

Also included in the totals shown in the table is the cost of providing a corporate automobile less the amount reimbursed by the officer: L. J. Schumacher: $18,802 / $21,164 / $18,509; W. J. Chase: $13,026; C. Alban: $17,300; and J. M. Leonard: $18,772.

For Ms. Schumacher, Messrs. Chase and Alban, and Dr. Leonard, the following costs associated with financial planning are included: L. J. Schumacher: $10,000 / $10,000 / $10,000; W. J. Chase: $6,500; C. Alban: $11,447; and J. M. Leonard: $8,000.

For Mr. Alban, relocation payments of $13,314 made in connection with his overseas assignment are included.

The named executive officers are also eligible to participate in an executive disability benefit described under "Compensation Discussion and Analysis—Post-Termination and Other Benefits."

(8)
Bonus paid to Mr. Gonzalez upon his appointment by Abbott as Executive Vice President, Pharmaceutical Products Group.

Grants of Plan-Based Awards for Fiscal 2011

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
				Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)(2)(3)	All Other Option Awards: Numbers of Securities Underlying Options (#)(4)	Exercise or Base Price of Options Awards ($/Sh.)
							Closing Market Price on Grant Date
								Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Target ($)	Maximum ($)

R. A. Gonzalez	02/18/11			39,200				$1,826,132	(5)
	02/18/11				55,100	$46.60	$46.88	343,273	(6)

L. J. Schumacher	02/18/11			40,900				1,905,327	(5)
	02/18/11				57,500	46.60	46.88	358,225	(6)

W. J. Chase	02/18/11			13,500				628,898	(5)
	02/18/11				19,000	46.60	46.88	118,370	(6)

C. Alban	02/18/11			32,500				1,514,013	(5)
	02/18/11				45,800	46.60	46.88	285,334	(6)

J. M. Leonard	02/18/11			22,200				1,034,187	(5)
	02/18/11				31,200	46.60	46.88	194,376	(6)

(1)
Mr. Gonzalez, Ms. Schumacher, Mr. Alban, and Dr. Leonard participate in the 1998 Abbott Laboratories Performance Incentive Plan and Mr. Chase participates in the 1986 Abbott Laboratories Management Incentive Plan, both of which are annual, non-equity incentive plans. The annual cash incentive awards earned by the named executive officers in 2011 under the plans are shown in the Summary Compensation Table under the column captioned "Non-Equity Incentive Plan Compensation." No future payouts will be made under the plans' 2011 annual cash incentive award. These plans are described in greater detail in the section of this information statement captioned, "Compensation Discussion and Analysis—How Executive Pay Decisions Are Made—Historically—Annual Bonus."

(2)
These are performance-based restricted stock awards that have a five-year term and vest upon Abbott achieving a minimum return on equity target, with no more than one-third of the award vesting in any one year. In 2011, Abbott reached its minimum return on equity target and one-third of each of the awards made on February 18, 2011 vested on February 29, 2012. The return on equity targets are described in the section of this information statement captioned, "Compensation Discussion and Analysis—How Executive Pay Decisions Are Made—Historically—Long-Term Incentives—Equity Awards."

(3)
In the event of a grantee's death or disability or a change in control of Abbott, as defined in Abbott's incentive stock program, these awards are deemed fully earned. Outstanding restricted stock receives dividends at the same rate as all other shareholders.

(4)
One-third of these options are exercisable after one year; two-thirds after two years; and all after three years. The options vest in the event of the grantee's death or disability or a change in control of Abbott. Under the Abbott Laboratories 2009 Incentive Stock Program, these options have an exercise price equal to the average of the high and low market prices (rounded-up to the next even penny) of an Abbott common share on the date of grant. These options do not contain a replacement option feature.

(5)
Abbott determines the grant date fair value of stock awards by multiplying the number of shares of restricted stock granted by the average of the high and low market prices of an Abbott common share on the grant date.

(6)
These values were determined as of the option's grant date using a Black-Scholes stock option valuation model. The model uses the assumptions described in Note 8, entitled "Incentive Stock Program," of Abbott's Notes to Consolidated Financial Statements included under Item 8, "Financial Statements and Supplemental Data" in Abbott's 2011 Annual Report on SEC Form 10-K.

2011 Outstanding Equity Awards at Fiscal Year-End

        The following table summarizes the outstanding equity awards held by the named executive officers at year-end.

	Option Awards(1)						Stock Awards

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

R. A. Gonzalez							16,666	(2)	$937,129

							26,666	(2)	1,499,429

										39,200	(2)	$2,204,216

	302,000				52.5400	2/15/17

	219,192				52.3900	2/13/13

		55,100	(2)		46.6000	2/17/21

See footnotes on page 120.

	Option Awards(1)						Stock Awards

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

L. J. Schumacher							32,000	(2)	$1,799,360

										15,266	(2)	$858,407

										26,400	(2)	1,484,472

										40,900	(2)	2,299,807

	63,800				46.3400	2/17/15

	6,885				49.0800	2/13/13

	83,000				44.1600	2/16/16

	112,000				52.5400	2/15/17

	312				50.0300	2/12/13

	12,114				50.0300	8/31/13

	1,742				58.1600	2/13/13

	1,731				58.1600	2/19/14

	110,500				55.5600	2/14/18

	9,042				55.6600	2/19/14

	11,591				52.7400	2/19/14

	1,086				59.0100	2/13/13

	43,267	21,633	(2)		54.1400	2/19/19

	19,334	38,666	(2)		54.5000	2/18/20

		57,500	(2)		46.6000	2/17/21

See footnotes on page 120.

	Option Awards(1)						Stock Awards

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

W. J. Chase							9,000	(2)	$506,070

										3,000	(2)	$168,690

										6,133	(2)	344,859

										13,500	(2)	759,105

	14,900				46.3400	2/17/15

	2,713				49.0800	2/13/13

	2,485				49.2300	2/13/13

	6,600				52.5400	2/15/17

	1,811				54.6200	2/19/14

	1,843				52.6900	2/19/14

	1,805				54.1100	2/19/14

	2,112				54.6800	2/19/14

	963				55.7600	2/19/14

	2,111				59.4300	2/13/13

	25,500				55.5600	2/14/18

	8,534	4,266	(2)		54.1400	2/19/19

	4,467	8,933	(2)		54.5000	2/18/20

		19,000	(2)		46.6000	2/17/21

See footnotes on page 120.

	Option Awards(1)						Stock Awards

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

C. Alban							21,000	(2)	$1,180,830

										4,166	(2)	$234,254

										4,900	(2)	275,527

										15,733	(2)	884,667

										32,500	(2)	1,827,475

	9,900				46.3400	2/17/15

	5,200				44.1600	2/16/16

	30,800				41.4800	4/23/16

	35,700				52.5400	2/15/17

	33,900				55.5600	2/14/18

	2,834				51.2800	2/13/13

	1,198				57.2500	2/19/14

	1,331				56.0000	2/19/14

	1,538				56.9800	2/13/13

	1,918				56.9800	2/19/14

	11,800	5,900	(2)		54.1400	2/19/19

	14,000	7,000	(2)		51.6800	10/14/19

	11,534	23,066	(2)		54.5000	2/18/20

		45,800	(2)		46.6000	2/17/21

See footnotes on page 120.

	Option Awards(1)						Stock Awards

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

J. M. Leonard							21,000	(2)	$1,180,830

										9,066	(2)	$509,781

										13,066	(2)	734,701

										22,200	(2)	1,248,306

	34,800				46.3400	2/17/15

	36,000				44.1600	2/16/16

	21,000				41.4800	4/23/16

	13,244				53.1900	2/13/13

	17,849				53.1900	2/19/14

	59,300				52.5400	2/15/17

	7,057				53.1200	2/19/14

	10,850				54.3000	2/13/13

	93,400				55.5600	2/14/18

	12,823				58.7100	2/13/13

	1,844				54.9600	2/13/13

	1,832				54.9600	2/19/14

	25,800	12,900	(2)		54.1400	2/19/19

	9,567	19,133	(2)		54.5000	2/18/20

		31,200	(2)		46.6000	2/17/21

See footnotes on page 120.

Footnotes to Outstanding Equity Awards table:

(1)
Except as noted, these options are fully vested.

(2)
The vesting dates of outstanding unexercisable stock options and unvested restricted stock awards at December 31, 2011 are as follows:

	Option Awards				Stock Awards
Name	Number of Unexercised Shares Remaining from Original Grant	Number of Option Shares Vesting— Date Vested 2012	Number of Option Shares Vesting— Date Vested 2013	Number of Option Shares Vesting— Date Vested 2014	Number of Shares of Restricted Stock	Number of Shares of Restricted Stock Vesting— Date Vested 2012		Number of Shares of Restricted Stock Vesting— Date Vested 2013	Number of Shares of Restricted Stock Vesting— Date Vested 2014

R. A. Gonzalez	55,100	18,367—2/18	18,366—2/18	18,367—2/18	16,666	16,666—4/06
					26,666	13,333—2/19		13,333—2/19
					39,200		(c)

L. J. Schumacher	21,633	21,633—2/20			32,000			32,000—2/19
	38,666	19,333—2/19	19,333—2/19		15,266		(a)
	57,500	19,167—2/18	19,166—2/18	19,167—2/18	26,400		(b)
					40,900		(c)

W. J. Chase	4,266	4,266—2/20			9,000			9,000—2/19
	8,933	4,466—2/19	4,467—2/19		3,000		(a)
	19,000	6,334—2/18	6,333—2/18	6,333—2/18	6,133		(b)
					13,500		(c)

C. Alban	5,900	5,900—2/20			21,000			21,000—2/19
	7,000	7,000—10/15			4,166		(a)
	23,066	11,533—2/19	11,533—2/19		4,900		(d)
	45,800	15,267—2/18	15,266—2/18	15,267—2/18	15,733		(b)
					32,500		(c)

J. M. Leonard	12,900	12,900—2/20			21,000			21,000—2/19
	19,133	9,566—2/19	9,567—2/19		9,066		(a)
	31,200	10,400—2/18	10,400—2/18	10,400—2/18	13,066		(b)
					22,200		(c)

(a)
These are the shares of restricted stock that remained outstanding and unvested on December 31, 2011, from an award made on February 20, 2009. The award has a five-year term, with no more than one-third of the original award vesting in any year, and vests based on Abbott achieving a minimum return on equity target, measured at the end of the relevant year. In 2011, Abbott reached its minimum return on equity target and the final third of the award vested on February 29, 2012. Immediately following that date, the award was fully vested.

(b)
These are the shares of restricted stock that remained outstanding and unvested on December 31, 2011, from an award made on February 19, 2010. The award has a five-year term with no more than one-third of the original award vesting in any year, and vests based on Abbott achieving a minimum return on equity target, measured at the end of the relevant year. In 2011, Abbott reached its minimum return on equity target and one-third of the award vested on February 29, 2012. Immediately following that date, two-thirds of the award were fully vested.

(c)
These are the shares of restricted stock that remained outstanding and unvested on December 31, 2011, from an award made on February 18, 2011. The award has a five-year term, with no more than one-third of the original award vesting in any year, and vests based on Abbott achieving a minimum return on equity target, measured at the end of the relevant year. In 2011, Abbott reached its minimum return on equity target and one-third of the award vested on February 29, 2012. Immediately following that date, one-third of the award was fully vested.

(d)
These are the restricted units that remained outstanding and unvested on December 31, 2011, from an award made on October 15, 2009. The award has a 5-year term with no more than one-third of the original award vesting in any one year upon Abbott reaching a minimum equity target, measured at the end of the relevant year. In 2011, Abbott reached its minimum return on equity target and these units vested on October 15, 2012.

2011 Option Exercises and Stock Vested

        The following table summarizes for each named executive officer the number of shares the named executive officer acquired upon the exercise of stock options and the number of shares the named executive officer acquired upon the vesting of stock awards in 2011:

	Option Awards		Stock Awards
Name	Number of Shares Acquired On Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired On Vesting (#)	Value Realized On Vesting ($)
R. A. Gonzalez	0	$0	94,001	$4,959,081
L. J. Schumacher	14,363	14,068	37,533	1,788,072
W. J. Chase	14,709	86,297	8,200	390,648
C. Alban	4,787	6,582	19,767	966,641
J. M. Leonard	53,201	68,246	23,267	1,108,440

Pension Benefits

        The named executive officers, other than Mr. Gonzalez, actively participate in two Abbott-sponsored defined benefit pension plans: the Abbott Laboratories Annuity Retirement Plan, a tax-qualified pension plan; and the Abbott Laboratories Supplemental Pension Plan, a non-qualified supplemental pension plan. The Supplemental Pension Plan also includes a benefit feature Abbott uses to attract executive officers who are at the mid-point of their career. This feature provides an additional benefit to executive officers who are mid-career hires that is less valuable to executive officers who have spent most of their career at Abbott. Except as provided in Abbott's change in control agreements, Abbott does not have a policy granting extra years of credited service under the plans. The change in control agreements to which several of the named executive officers are party are described in this section under "—Potential Payments on Termination or Change of Control."

        The compensation considered in determining the pensions payable to the named executive officers is the compensation shown in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table in this information statement.

  Annuity Retirement Plan

        The Annuity Retirement Plan covers most Abbott employees in the United States, age 21 or older, and provides participants with a life annuity benefit at normal retirement equal to A plus the greater of B or C below.

  A.
  1.10 percent of five-year final average earnings multiplied by years of benefit service after 2003.

  B.
  1.65 percent of five-year final average earnings multiplied by years of benefit service prior to 2004 (up to 20); plus 1.50 percent of five-year final average earnings multiplied by years of benefit service prior to 2004 in excess of 20 (but no more than 15 additional years); less

    0.50 percent of the lesser of three-year final average earnings (but not more than the social security wage base in any year) or the social security covered compensation level multiplied by years of benefit service.

  C.
  1.10 percent of five-year final average earnings multiplied by years of benefit service prior to 2004.

        The benefit for service prior to 2004 (B or C above) is reduced for the cost of preretirement surviving spouse benefit protection. The reduction is calculated using formulas based on age and employment status during the period in which coverage was in effect.

        Final average earnings are the average of the employee's 60 highest-paid consecutive calendar months of compensation (salary and non-equity incentive plan compensation). The Annuity Retirement Plan covers earnings up to the limit imposed by Code Section 401(a)(17) and provides for a maximum of 35 years of benefit service.

        Participants become fully vested in their pension benefit upon the completion of 5 years of service. The benefit is payable on an unreduced basis at age 65. Employees hired after 2003 who terminate employment prior to age 55 with at least 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 55. Employees hired prior to 2004 who terminate employment prior to age 50 with at least 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 50. Employees hired prior to 2004 who terminate employment prior to age 50 with fewer than 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 55.

        The Annuity Retirement Plan offers several optional forms of payment, including certain and life annuities, joint and survivor annuities, and level income annuities. The benefit paid under any of these options is actuarially equivalent to the life annuity benefit produced by the formula described above.

        Employees who retire from Abbott prior to their normal retirement age may receive subsidized early retirement benefits. Employees hired after 2003 are eligible for early retirement at age 55 with 10 years of service. Employees hired prior to 2004 are eligible for early retirement at age 50 with 10 years of service or age 55 if the employee's age plus years of benefit service total 70 or more. Mr. Leonard is eligible for early retirement benefits under the plan.

        The subsidized early retirement reductions applied to the benefit payable for service after 2003 (A above) depend upon the participant's age at retirement. If the participant retires after reaching age 55, the benefit is reduced five percent per year for each year that payments are made before age 62. If the participant retires after reaching age 50 but prior to reaching age 55, the benefit is actuarially reduced from age 65.

        The early retirement reductions applied to the benefit payable for service prior to 2004 (B and C above) depend upon age and service at retirement:

  •
  In general, the five-year final average earnings portions of the benefit are reduced three percent per year for each year that payments are made before age 62 and the three-year final average earnings portion of the benefit is reduced five percent per year for each year that payments are made before age 62.

  •
  Employees who participated in the plan before age 36 may elect "Special Retirement" on the last day of any month after reaching age 55 with age plus Seniority Service points of at least 94 or "Early Special Retirement" on the last day of any month after reaching age 55, provided their age plus Seniority Service points would reach at least 94 before age 65. Seniority Service includes periods of employment prior to attaining the minimum age required to participate in the plan. If Special Retirement or Early Special Retirement applies, Seniority Service is used in place of benefit service in the formulas. The five-year final average earnings portions of the benefit in B above are reduced 1 2/3 percent for each year between ages 59 and 62 plus 2 1/2 percent for each year between ages 55 and 59. The three-year final average earnings portion of the benefit is reduced five percent per year for each year that payments are made before age 62. Benefit C is payable on an unreduced basis at Special Retirement and is reduced three percent per year for each year that payments are made before age 62, if Early Special Retirement applies.

  Supplemental Pension Plan

        With the following exceptions, the provisions of the Supplemental Pension Plan are substantially the same as those of the Annuity Retirement Plan:

  •
  Under the Supplemental Pension Plan, executive officers' five-year final average earnings are calculated using the average of the five highest consecutive years of base earnings and the five highest consecutive years of payments under Abbott's non-equity incentive plans.

  •
  The Annuity Retirement Plan does not include amounts deferred or payments received under the Abbott Laboratories Deferred Compensation Plan in its calculation of a participant's final average earnings. To preserve the pension benefits of Deferred Compensation Plan participants, the Supplemental Pension Plan includes amounts deferred by a participant under the Deferred Compensation Plan in its calculation of final average earnings. Beginning in the year following their election as an officer, Abbott executive officers are no longer eligible to defer compensation under the Deferred Compensation Plan.

  •
  In addition to the benefits outlined above for the Annuity Retirement Plan, officers are eligible for a benefit equal to 0.6 percent of five-year final average earnings for each year of service for each of the first 20 years of service occurring after the participant attains age 35. The benefit is further limited by the maximum percentage allowed under the Annuity Retirement Plan benefit formulas (A, B and C above). The portion of this additional officer benefit attributable to service prior to 2004 is reduced three percent per year for each year that payments are made before age 60. The portion attributable to service after 2003 is reduced five percent per year for each year that payments are made before age 60 if the participant is at least age 55 at early retirement. If the participant is under age 55 at retirement, the portion attributable to service after 2003 is actuarially reduced from age 65.

  •
  The Supplemental Pension Plan provides early retirement benefits similar to those provided under the Annuity Retirement Plan. The benefits provided to officers under the Supplemental Pension Plan are not, however, reduced for the period between age 60 and age 62, unless the benefit is being actuarially reduced from age 65. Mr. Leonard is eligible for early retirement benefits under the plan.

  •
  Vested plan benefits accrued under the Supplemental Pension Plan may be funded through a grantor trust established by the officer. Consistent with the distribution requirements of Section 409A of the Internal Revenue Code and its regulations, those officers who were elected prior to 2009 may have the entire amount of their vested plan benefits funded through a grantor trust. Executive officers elected after 2008 may have only the vested plan benefits that accrue following the calendar year in which the officer is first elected funded through a grantor trust. Vested plan benefits accrued through December 31, 2008, to the extent not previously funded, were distributed to the participants' individual trusts and included in the participants' income.

        Benefits payable under the Supplemental Pension Plan are offset by the benefits payable from the Annuity Retirement Plan, calculated as if benefits under the plans commenced at the same time. The amounts paid to an officer's Supplemental Pension Plan grantor trust to fund plan benefits are actuarially determined. The plan is designed to result in Abbott paying the officer's Supplemental Pension Plan benefits to the extent assets held in the officer's trust are insufficient.

 Pension Benefits

Name	Plan Name	Number Of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)

R. A. Gonzalez(3)	Abbott Laboratories Annuity Retirement Plan	27	$737,647	$60,389
	Abbott Laboratories Supplemental Pension Plan	27	10,779,349	0

L. J. Schumacher	Abbott Laboratories Annuity Retirement Plan	21	310,089	0
	Abbott Laboratories Supplemental Pension Plan	21	3,052,749	192,567	(2)

W. J. Chase	Abbott Laboratories Annuity Retirement Plan	23	271,026	0
	Abbott Laboratories Supplemental Pension Plan	23	578,273	43,262	(2)

C. Alban	Abbott Laboratories Annuity Retirement Plan	25	388,060	0
	Abbott Laboratories Supplemental Pension Plan	25	1,562,544	161,740	(2)

J. M. Leonard	Abbott Laboratories Annuity Retirement Plan	20	467,435	0
	Abbott Laboratories Supplemental Pension Plan	20	3,181,668	363,923	(2)

(1)
Abbott calculates these present values using: (i) a 5.18 percent discount rate, the same discount rate it uses for Financial Accounting Standards Board ASC Topic 715 calculations for financial reporting purposes; and (ii) each plan's unreduced retirement age, which is age 62 under the Abbott Laboratories Annuity Retirement Plan, age 60 under the Abbott Laboratories Supplemental Pension Plan for those executive officers who are eligible for early retirement benefits, and age 65 under both plans for other executive officers. The present values shown in the table reflect postretirement mortality, based on the Financial Accounting Standards Board ASC Topic 715 assumption (the RP2000 Combined Healthy table), but do not include a factor for preretirement termination, mortality, or disability.

(2)
Consistent with the distribution requirements of Section 409A of the Internal Revenue Code and its regulations, vested Supplemental Pension Plan benefits, to the extent not previously funded, were distributed to the participants' individual grantor trusts and included in the participants' income. Amounts held in the officer's individual trust are expected to offset Abbott's obligations to the officer under the plan. During 2011, the amounts shown, less applicable tax withholdings, were deposited in such individual trusts established by the named executive officers.

(3)
Mr. Gonzalez was not as of December 31, 2011 accruing further benefits under these Abbott plans. Mr. Gonzalez retired from Abbott in 2007 and began receiving payments from the Abbott Laboratories Annuity Retirement Plan and distributions from his Abbott Laboratories Supplemental Pension Plan grantor trust. When he returned to work at Abbott in 2009, these payments and distributions continued.

2011 Nonqualified Deferred Compensation

        The following table summarizes Ms. Schumacher's and Mr. Chase's non-qualified deferred compensation under the Abbott Laboratories Deferred Compensation Plan. Ms. Schumacher, Mr. Chase, and Abbott have not contributed to accounts under the plan since such time as Ms. Schumacher and Mr. Chase, respectively, became Abbott officers. None of the other named executive officers has any non-qualified deferred compensation.

Name	Plan Name	Executive contributions in last FY ($)	Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)(3)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE ($)(4)
L. J. Schumacher	Deferred Compensation Plan(1)(2)	0	0	(9,616)	0	236,209
W. J. Chase	Deferred Compensation Plan(1)(2)	$0	$0	$(1,115)	$0	$47,743

(1)
Ms. Schumacher's and Mr. Chase's contributions to the Deferred Compensation Plan ceased after they became Abbott officers.

(2)
The plan permits participants to defer up to 75 percent of their base salary and up to 100 percent of their annual cash incentives and credits a participant's account with an amount equal to the employer matching contributions that otherwise would have been made for the participant under Abbott's tax-qualified defined contribution plan. Participants may direct the investment of their deferral accounts into one or more of several funds chosen by the administrator, and the deferral account is credited with investment returns based on the performance of the fund(s) selected. During 2011, the weighted average rate of return credited to accounts was -3.91 percent for Ms. Schumacher and -2.28 percent for Mr. Chase.

  The plan provides for cash distributions in either a lump sum or installments after separation from service and permits in-service withdrawals in accordance with specific procedures. Participants make distribution elections each year that apply to the deferrals to be made in the following calendar year, in accordance with the requirements of Internal Revenue Code Section 409A. Participants may request withdrawals due to financial hardship; if a hardship withdrawal is approved, it is limited to the amount needed to address the hardship.

(3)
The amounts reported in this column are not included in the Summary Compensation Table of this information statement.

(4)
The amounts reported in this column have not been previously reported as compensation in Abbott's Summary Compensation Tables because they relate to contributions made before the applicable individual became a named executive officer.

Potential Payments on Termination or Change of Control

  Potential Payments Upon Termination—Generally

        Abbott does not have employment agreements with any of the named executive officers.

        The following summarizes the payments that the named executive officers would have received if their employment had terminated on December 31, 2011. Earnings, fees, and tax payments would have continued to be paid for the named executive officer's Performance Incentive Plan, Management Incentive Plan, and Supplemental 401(k) Plan grantor trusts, until the trust assets were fully distributed, and fees would have continued to be paid for the named executive officer's Supplemental Pension Plan grantor trust, until its assets were fully distributed. The amount of these payments would depend on the period over which the trusts' assets were distributed, tax rates, and the trusts' earnings and fees. If the trusts' assets were distributed over a ten-year period and based on current tax rates, earnings, and fees, the named executive officers would receive the following average annual payments over such ten-year period: L. J. Schumacher, $246,033; W. J. Chase, $37,024; C. Alban, $107,022; and J. M. Leonard, $237,979. Pursuant to an election made at the time of his retirement in 2007, Mr. Gonzalez's trust assets began to be distributed over a 35-year period when he retired. Based on current tax rates, earnings and fees, and assuming the distributions continue during the remaining 31 years of the distribution period, he will receive an average annual payment of $270,963 over the distribution period. In addition, the following one-time deposits would have been made under the Abbott Laboratories Supplemental Pension Plan for each of the following named executive officers, respectively, L. J. Schumacher, $375,242; W. J. Chase, $100,843; C. Alban, $348,734; and J. M. Leonard, $228,130. As of December 31, 2011, Mr. Leonard was eligible to retire, and was therefore eligible to receive the pension benefits described above. If the termination of employment had been due to disability, then the following named executive officers also would have received, in addition to Abbott's standard disability benefits, a monthly long-term disability benefit in the amount of $49,167 for L. J. Schumacher; $13,750 for W. J. Chase; $25,417 for C. Alban; and $19,813 for J. M. Leonard. This long-term disability benefit would continue for up to 18 months following termination of employment. It ends if the officer retires, recovers, dies or ceases to meet eligibility criteria.

        In addition, if the named executive officer's employment had terminated due to death or disability, the officer's unvested stock options and restricted stock would have vested on December 31, 2011 with values as set forth below in this subsection under "—Accelerated Vesting of Equity Awards."

  Potential Payments Upon Change in Control

  Current Agreements

        Abbott maintains change in control arrangements with key members of its management team, in the form of change in control agreements for certain Abbott officers, including Ms. Schumacher, Messrs. Chase and Alban, and Dr. Leonard, and a change in control plan for certain other management personnel. The separation is not deemed a change in control under these agreements, which are described below.

        Each agreement continues in effect until December 31, 2014, and at the end of each year is automatically extended through the third year thereafter unless Abbott notifies the executive that the agreement will not be extended. Each agreement also automatically extends through the second anniversary following any change in control (see below) that occurs while it is in effect.

        Each agreement provides that if the executive's employment is terminated by Abbott within two years following a change in control other than for cause or permanent disability, if the executive terminates employment for good reason (see below) within two years following a change in control or, for Ms. Schumacher, Mr. Alban, and Dr. Leonard, if the executive terminates employment for any reason during the 30-day window period which begins six months after the date of a change in control, the executive is entitled to receive a lump sum payment equal to three times (two times, in the case of Mr. Chase) annual salary and annual incentive ("bonus") award (assuming for this purpose that all target performance goals have been achieved or, if higher, based on the average bonus for the last three years), plus any unpaid bonus owing for any completed performance period and the pro rata bonus for any current bonus period (based on the highest target bonus, average bonus for the past three years, or in the case of the unpaid bonus for any completed performance period, the actual bonus earned). If the executive's employment is terminated by Abbott other than for cause or permanent disability or if the executive terminates employment for good reason during a potential change in control (see below), the executive is entitled to receive a lump sum payment of the annual salary and bonus payments described above, except that the amount of the bonus to which the executive is entitled will be based on the actual achievement of the applicable performance goals. If the potential change in control becomes a "change in control event" (within the meaning of Section 409A of the Internal Revenue Code), the executive will be entitled to receive the difference between the bonus amounts he or she received upon termination during the potential change in control and the bonus amounts that would have been received had such amounts instead been based on the higher of the executive's target bonus or the average bonus paid to the executive in the preceding three years. Bonus payments include payments made under the Performance Incentive Plan and Management Incentive Plan. Upon a termination entitling the executive to severance under the agreement, the executive would also receive up to two years of outplacement services and tax and financial counseling; and the value of three additional years (two additional years, in the case of Mr. Chase) of pension accruals, and payment of any excise taxes imposed under Section 4999 of the Internal Revenue Code and other related taxes for which the executive is responsible as a result of receiving such reimbursement of excise taxes. The agreement also limits the conduct for which awards under Abbott's incentive stock programs can be terminated and generally permit options to remain exercisable for the remainder of their term. Independent compensation consultants confirm that the level of payments provided under the agreement is consistent with current market practice.

        For purposes of the agreements, the term "change in control" includes the following events: any person becoming the beneficial owner of Abbott securities representing 20 percent or more of Abbott's outstanding voting power (not including an acquisition directly from Abbott and its affiliates, subject to limited exceptions); a change in the majority of the members of the board of directors as of the date of the agreement (treating new directors whose appointment was approved by a vote of at least two-thirds of the incumbent directors as incumbent for this purpose); the consummation of certain mergers or similar corporate transactions involving Abbott; or the approval by shareholders of a plan of complete liquidation or dissolution. A "potential change in control" under the agreement includes Abbott's entry into an agreement that would result in a change in control; any person making a public announcement of the intention to take actions that would consummate a change in control; any person becoming the beneficial owner of Abbott securities representing 10 percent or more of Abbott's outstanding common stock or voting power; or the Abbott Board's adoption of a resolution that a potential change in control exists.

        The term "good reason" includes: a significant adverse change in the executive's position, duties, or authority (including if the executive ceases to be an executive officer of a public company if he or she was before the change in control); Abbott's failure to pay the executive his or her current or deferred compensation; a reduction in, or a material change in the frequency of payment of, the executive's base salary; Abbott's failure to provide an annual bonus which is at least equal to the annual bonus the executive was awarded under Abbott's annual bonus plan in the year immediately preceding the change in control, equity-based incentive compensation consistent with Abbott's practices prior to the change in control, or benefits and perquisites that were provided to the executive prior to the change in control; relocation of Abbott's principal executive offices to a location that is more than 35 miles from the location of the offices at the time of the change in control or requiring the executive to be based anywhere other than the location where he or she primarily performs services immediately prior to the change in control; or Abbott's failure to obtain its successor's agreement to assume and perform Abbott's obligations under the agreement.

        If a change in control had occurred on December 31, 2011, immediately followed by one of the covered circumstances described above, no excise taxes would have been owed by Ms. Schumacher. She would have been entitled to receive the following payments and benefits under the change in control agreements: Cash termination payments—$7,202,500; Additional Supplemental Pension Plan benefits—$758,813; Welfare and fringe benefits—$94,245.

        If a change in control had occurred on December 31, 2011, immediately followed by one of the covered circumstances described above, Mr. Chase would have been entitled to receive the following payments and benefits under the change in control agreements: Cash termination payments—$1,740,000; Additional Supplemental Pension Plan benefits—$250,556; Welfare and fringe benefits—$64,397; Excise tax reimbursements—$1,124,543.

        If a change in control had occurred on December 31, 2011, immediately followed by one of the covered circumstances described above, Mr. Alban would have been entitled to receive the following payments and benefits under the change in control agreements: Cash termination payments—$4,270,000; Additional Supplemental Pension Plan benefits—$725,596; Welfare and fringe benefits—$93,837; Excise tax reimbursements—$3,101,641.

        If a change in control had occurred on December 31, 2011, immediately followed by one of the covered circumstances described above, no excise taxes would have been owed by Dr. Leonard. He would have been entitled to receive the following payments and benefits under the change in control agreements: Cash termination payments—$3,811,500; Additional Supplemental Pension Plan benefits—$1,920,262; Welfare and fringe benefits—$93,888.

Amended Agreements

        The Abbott board of directors has approved an amended form of change in control agreement for Abbott executives who are party to change in control agreements. The amended form of agreement will replace the existing change in control agreements of Ms. Schumacher, Messrs. Chase and Alban, and Dr. Leonard, and will apply to Mr. Gonzalez, who currently does not have a change in control agreement with Abbott. The amended form of agreement generally contains substantially the same terms as Abbott's current form of change in control agreement, except that it: (i) does not include an automatic renewal feature; (ii) does not provide the executive with the right to receive a tax equalization "gross-up" payment from Abbott if the executive is subject to the "golden parachute" excise tax, and reduces the executive's change in control severance payments to prevent application of the excise tax if such a reduction would leave the executive in a better after-tax position than if the payments were not reduced and the tax were applied; and (iii) does not allow the executive to receive change in control severance benefits upon a resignation for any reason during a 30-day period commencing after the six-month anniversary of the change in control, but still provides that if the executive's employment is terminated (including "good reason" termination) during the two-year period following the change in control, the executive will be eligible to receive change in control severance benefits. In light of Mr. Chase's role as Chief Financial Officer of AbbVie, the Abbott board of directors has also approved an increase in the severance multiple in Mr. Chase's agreement from two to three.

  Accelerated Vesting of Equity Awards

        Under Abbott's incentive stock programs, upon a change in control all outstanding stock options, restricted stock and restricted stock units vest, including performance-based restricted stock, which is deemed earned in full. These programs, which were approved by Abbott's shareholders, cover approximately 14,000 participants, including a broad group of management and professional staff. If a change in control had occurred on December 31, 2011:

  •
  Mr. Gonzalez would have vested (1) in an aggregate of 55,100 unvested stock options with a value of $530,613, and (2) in an aggregate of 82,532 shares of restricted stock with a value equal to $4,640,774.

  •
  Ms. Schumacher would have vested (1) in an aggregate of 117,799 unvested stock options with a value of $665,830, and (2) in an aggregate 114,566 shares of restricted stock with a value equal to $6,442,046.

  •
  Mr. Chase would have vested (1) in an aggregate of 32,199 unvested stock options with a value of $207,340, and (2) in an aggregate of 31,633 shares of restricted stock with a value equal to $1,778,724.

  •
  Mr. Alban would have vested (1) in an aggregate of 81,766 stock options with a value of $525,139, (2) in an aggregate of 69,233 shares of restricted stock with a value of $3,892,972, and (3) in an aggregate of 9,066 restricted stock units with a value of $509,781.

  •
  Dr. Leonard would have vested (1) in an aggregate of 63,233 unvested stock options with a value of $360,517, and (2) in an aggregate of 65,332 shares of restricted stock with a value equal to $3,673,618.

        The value of stock options shown is based on the excess of the closing price of an Abbott common share on December 31, 2011 over the exercise price of such options, multiplied by the number of unvested stock options held by the named executive officer. The value of shares of restricted stock shown is determined by multiplying the number of shares of restricted stock that would vest as of December 31, 2011 and the closing price of an Abbott common share on December 31, 2011.

Director Compensation Following the Separation

        It is expected that, prior to the completion of the separation, AbbVie will adopt the AbbVie Non-Employee Directors' Fee Plan (the AbbVie Directors' Fee Plan), which will contain terms substantially similar to those that apply currently to non-employee directors of Abbott.

        Pursuant to the AbbVie Directors' Fee Plan, non-employee directors will earn $10,500 for each month of service as a director and $1,000 for each month of service as a chairman of a board committee, other than for service as chairman of the audit committee or as chairman of the executive committee. The chairman of the audit committee will receive $1,500 for each month of service as chairman of that committee and the other members of the audit committee will receive $500 for each month of service as a committee member. The chairman of the executive committee will receive $1,600 for each month of service as chairman of that committee.

        Fees earned under the AbbVie Directors' Fee Plan will be paid in cash to the director, paid in the form of vested nonqualified stock options (based on an independent appraisal of their fair value), deferred (as a non-funded obligation of AbbVie), or paid currently into an individual grantor trust established by the director. The distribution of deferred fees and amounts held in a director's grantor trust generally commences at the later of when the director reaches age 65, or upon retirement from the board of directors. The director may elect to have deferred fees and fees deposited in a grantor trust credited to either a stock equivalent account that earns the same return as if the fees were invested in AbbVie stock or to a guaranteed interest account. If necessary, AbbVie contributes funds to a director's grantor trust so that as of year-end, the stock equivalent account balance (net of taxes) is not less than 75 percent of the market value of the related AbbVie common stock at year end.

        In addition, the AbbVie Incentive Stock Program will provide that each non-employee director elected to the board of directors at the annual stockholder meeting will receive vested restricted stock units having a value of $113,000 (rounded down to the nearest share) and will receive cash payments equal to the dividends paid on the shares of AbbVie common stock covered by the units at the same rate as other stockholders. Upon termination, retirement from the board, death, or a change in control of AbbVie, a non-employee director will receive one share of AbbVie common stock for each outstanding restricted stock unit the director holds under the AbbVie Incentive Stock Program.

AbbVie 2013 Incentive Stock Program

        It is expected that, prior to the completion of the separation, AbbVie will adopt an incentive stock program with terms substantially as set forth below.

  Purpose

        The purposes of the AbbVie Incentive Stock Program are to attract and retain outstanding directors, officers and other employees of AbbVie and its subsidiaries, to furnish incentives to such individuals by providing opportunities to acquire shares of AbbVie common stock, or to receive monetary payments based on the value of such shares or on the financial performance of AbbVie, or both, on advantageous terms as provided in the AbbVie Incentive Stock Program, and to further align such individuals' interests with those of AbbVie's other stockholders through compensation that is based on the value of shares of AbbVie common stock. In addition, the AbbVie Incentive Stock Program is expected to provide for the assumption of certain awards (Adjusted Awards) granted under the incentive stock programs of Abbott and its subsidiaries and adjusted in connection with the separation, as will be described in the Employee Matters Agreement. To accomplish its purposes, the AbbVie Incentive Stock Program authorizes the grant of several different forms of benefits including nonqualified stock options, restricted stock awards, restricted stock units, performance awards, other share-based awards, and foreign benefits (the Benefits).

  Shares Reserved Under the Program

        The AbbVie Incentive Stock Program is also intended to enable compensation awarded to certain executives to qualify for the performance-based exception from the deductibility limitation of Code Section 162(m). The AbbVie Incentive Stock Program, as required by Code Section 162(m), sets the following maximums on the number of shares of AbbVie common stock subject to awards or dollar value of such awards on the date of grant that any individual participant can receive in any year under the program: 2 million shares subject to stock options or stock appreciation rights and $15 million under all performance awards for any one performance year for any one participant. Accordingly, if the other conditions of Code Section 162(m) relating to the exclusion for performance-based compensation are satisfied, certain compensation paid to executive officers pursuant to the AbbVie Incentive Stock Program will not be subject to the deduction limit of Code Section 162(m).

        The AbbVie Incentive Stock Program authorizes the granting of stock options and other Benefits with respect to an aggregate of 100 million shares of common stock, subject to adjustments as provided below.

        The shares of common stock covered by the AbbVie Incentive Stock Program may be either authorized but unissued shares or shares that have been or may be reacquired by AbbVie in the open market, in private transactions, or otherwise. If there is a lapse, expiration, termination, forfeiture, or cancellation of any Benefit granted under the AbbVie Incentive Stock Program without the issuance of shares or payment of cash thereunder, the shares subject to such Benefit may again be used for the grant of new Benefits under the AbbVie Incentive Stock Program. Shares of common stock that are issued under any Benefit and thereafter reacquired by AbbVie pursuant to rights reserved upon the issuance of the shares or pursuant to the payment of the exercise price of stock options by delivery of other shares of AbbVie common stock, shares of common stock underlying stock options or stock-settled stock appreciation rights that are not issued upon the net exercise or net settlement of stock options or stock appreciation rights, and shares of common stock that are exchanged by the participant or withheld by AbbVie to satisfy tax withholding requirements in connection with any Benefit, in each case will not be available for subsequent awards under the AbbVie Incentive Stock Program. In addition, Benefits that may only be settled in cash will not reduce the number of shares of common stock available for subsequent awards under the AbbVie Incentive Stock Program.

        Any shares underlying Adjusted Awards will not count against the shares available for Benefits under the AbbVie Incentive Stock Program, nor will the lapse, expiration, termination, forfeiture, or cancellation of any Adjusted Award without the issuance of shares or payment of cash thereunder increase the number of shares that may be used for the grant of new Benefits under the AbbVie Incentive Stock Program.

  Administration

        The AbbVie Incentive Stock Program provides that grants of Benefits and other determinations under the AbbVie Incentive Stock Program will be made by the AbbVie Compensation Committee or such other committee consisting entirely of persons who are both: (i) "disinterested persons" as defined in Rule 16b-3 of the Securities Exchange Commission; and (ii) "outside directors" as defined under Code Section 162(m) (the Committee), except that the Committee may delegate its authority to the extent consistent with applicable law and Securities and Exchange Commission rules, and except that AbbVie's chief executive officer may grant Benefits under the AbbVie Incentive Stock Program to eligible persons other than directors and executive officers of AbbVie, which grants will be reported to the Committee.

        To the extent not inconsistent with the AbbVie Incentive Stock Program's provisions, the Committee's powers will include, among other things, the power to grant Benefits, determine the persons to whom and the time or times at which Benefits will be granted, determine the type and number of Benefits to be granted and the terms and conditions relating to any Benefit, determine the terms and provisions of any Benefit agreement, make adjustments in the terms and conditions applicable to Benefits, construe and interpret the AbbVie Incentive Stock Program and any Benefit, and make all other determinations deemed necessary or advisable for the administration of the AbbVie Incentive Stock Program.

  Eligibility

        Employees of AbbVie and its subsidiaries selected by the Committee will be eligible to receive Benefits under the AbbVie Incentive Stock Program. Directors who are not employees of AbbVie or its subsidiaries are eligible to receive certain restricted stock unit awards and nonqualified stock options, as described in more detail below. In addition, Adjusted Awards are expected to be granted under the AbbVie Incentive Stock Program in accordance with the Employee Matters Agreement.

  Duration

        The AbbVie Incentive Stock Program will continue in effect until the tenth anniversary of the distribution date, unless terminated earlier by the board of directors.

  Adjustments

        The AbbVie Incentive Stock Program provides for equitable adjustment by the Committee in the event of certain corporate events such as a stock split, special dividend (in cash, shares, or other property), merger, spin-off, or similar occurrence affecting the shares including, for example, adjustments to the number of shares reserved under the AbbVie Incentive Stock Program, the number of shares covered by, or issuable pursuant to each outstanding Benefit, the exercise price or purchase price relating to any Benefit, the performance goals, and the individual and share limitations under the AbbVie Incentive Stock Program.

  Nonqualified Stock Options

        The AbbVie Incentive Stock Program provides for the grant of nonqualified stock options (referred to as stock options). The exercise price of any stock option will be at least 100 percent of the fair market value of the shares of common stock on the grant date of the stock option. The Committee may provide for the payment of the exercise price in cash, by delivery of other shares of AbbVie common stock having a market value equal to the purchase price of such shares, including by withholding of shares that would otherwise be distributed to the participant upon exercise, or by any other method approved by the Committee.

        The Committee may permit or require a participant to pay all or a portion of the federal, state, and local taxes (in U.S. or non-U.S. jurisdictions), including social security and Medicare withholding tax, arising in connection with the receipt or exercise of any Benefit, by having AbbVie withhold shares or by delivering shares received in connection with the Benefit or previously acquired, having a fair market value approximating the amount to be withheld.

        Certain Adjusted Awards comprised of stock options granted under an incentive stock program of Abbott or its subsidiaries before 2005 may qualify for the grant of replacement options under the AbbVie Incentive Stock Program. When an individual exercises a stock option granted with a replacement option feature that has been held for at least six months and pays the exercise price or taxes incurred in connection with the exercise by delivery or withholding of shares of AbbVie common stock, that individual may be granted a new nonqualified stock option for the number of shares so used. The replacement option will cover the number of shares surrendered to pay the purchase price, or surrendered or withheld to pay the individual's tax liability, if any, will have an exercise price equal to the fair market value of such shares on the date the replacement option is granted, will be exercisable in full six months from the date of grant, will expire on the expiration date of the original stock option and will contain a similar replacement option feature. The AbbVie Incentive Stock Program will not provide for the grant of replacement options other than pursuant to Adjusted Awards.

        No stock option granted under the AbbVie Incentive Stock Program may be exercised after the expiration of ten years from the date it is granted. The AbbVie Incentive Stock Program contains special rules covering the time of exercise in case of retirement, death, disability, or other termination of employment.

        The AbbVie Incentive Stock Program also provides that, unless otherwise provided in the applicable Benefit agreement, upon the occurrence of a "change in control" of AbbVie (as defined in the AbbVie Incentive Stock Program), all stock options will become fully vested and exercisable as of the date of the change in control.

  Restricted Stock Awards and Restricted Stock Units

        Restricted stock awards consist of common shares transferred to participants, without payment, as additional compensation for their services to AbbVie or one of its subsidiaries. Restricted stock units consist of a contractual right of the participant to receive common shares, or cash equal in value to those shares, in the future, without payment, as additional compensation for their services to AbbVie or one of its subsidiaries. Restricted stock awards and restricted stock units awarded under the AbbVie Incentive Stock Program will be subject to such terms and conditions as the Committee determines are appropriate, including, without limitation, restrictions on the sale or other disposition of such shares. The Committee may provide the right to vote and receive dividends on restricted stock granted under the AbbVie Incentive Stock Program. Subject to Code Section 409A, the Committee may provide the right to receive dividend equivalents on restricted stock units granted under the AbbVie Incentive Stock Program. Unless otherwise provided, any dividends or dividend equivalents received, including in connection with a stock split of the shares of common stock underlying an award, will be subject to the same restrictions as the shares of common stock underlying the award.

        The AbbVie Incentive Stock Program provides that, unless otherwise provided in the applicable Benefit agreement, upon the occurrence of a change in control of AbbVie, all terms and conditions of all restricted stock awards and restricted stock units then outstanding will be deemed to be satisfied, and all restrictions will lapse, as of the date of the change in control.

  Performance Awards

        The AbbVie Incentive Stock Program permits the grant of performance awards in the form of restricted stock, restricted stock units and other share-based awards. The goals established by the Committee will be based on any one or a combination of earnings per share, return on equity, return on assets, return on net assets, return on investment, total stockholder return, net operating income, cash flow, increase in revenue, economic value added, increase in share price, or cash flow return on investment. The performance goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur).

        The AbbVie Incentive Stock Program provides that, unless otherwise provided in the applicable Benefit agreement, upon the occurrence of a change in control of AbbVie, all performance awards then outstanding will be deemed to have been fully earned and are immediately payable as of the date of the change in control.

  Other Stock-Based Awards

        The Committee may grant other stock-based awards, including stock appreciation rights and other awards, based on the value of shares of AbbVie common stock, subject to such terms and conditions as the Committee determines are appropriate. The Committee may grant no more than one thousand fully vested shares of AbbVie common stock in the form of recognition awards to any one individual in any one calendar year.

        The AbbVie Incentive Stock Program provides that, unless otherwise provided in the applicable Benefit agreement, upon the occurrence of a change in control of AbbVie, all other share-based awards will become fully vested and all stock appreciation rights will become fully vested and exercisable as of the date of the change in control.

  Non-U.S. Benefits

        The Committee may grant Benefits to such officers and employees of AbbVie and its subsidiaries who reside outside of the United States, subject to such terms and conditions as the Committee determines are appropriate. The Committee may amend or vary the terms of the AbbVie Incentive Stock Program to conform such terms with the requirements of each jurisdiction where a subsidiary is located as it considers necessary or desirable to take into account or to mitigate or reduce the burden of taxation and social security contributions for participants and/or the subsidiary, or amend or vary the terms of the AbbVie Incentive Stock Program in a jurisdiction where the subsidiary is located as it considers necessary or desirable to meet the goals and objectives of the program. The Committee may establish one or more sub-programs for these purposes. The Committee may establish administrative rules and procedures to facilitate the operation of the AbbVie Incentive Stock Program in such jurisdictions. To the extent permitted under applicable law, the Committee, which may delegate its authority and responsibilities to one or more officers of AbbVie, intends to delegate to the senior vice president of human resources its authority and responsibilities with respect to the grant of Benefits to officers and employees of AbbVie and its subsidiaries who reside outside of the United States.

  Awards to Non-Employee Directors

        The AbbVie Incentive Stock Program permits each non-employee director to elect to receive any or all of his or her directors' fees earned under AbbVie's Non-Employee Directors' Fee Plan in the form of nonqualified stock options. The fees earned in any year that are covered by any such election will be converted to stock options based on an independent appraisal for such year of the value of such stock options. Each stock option due to a non-employee director under the AbbVie Incentive Stock

Program will be granted annually, on the date of the annual stockholders meeting, will be immediately exercisable and non-forfeitable, and will not be exercisable after the tenth anniversary of the date of grant.

        The AbbVie Incentive Stock Program also provides that restricted stock units will automatically be awarded to each person elected as a director of AbbVie at the annual stockholders meeting who is not also an employee of AbbVie or its subsidiaries. The awards will be made on the date the person is elected as a director, and each award will cover a number of shares of common stock with a fair market value on the award date closest to the sum of an amount equal to six times the monthly fee under the terms of the Non-Employee Directors' Fee Plan on the date of the award and $50,000. The shares covered by the awards will be fully vested on the award date. The non-employee director receiving the restricted stock units will be entitled to receive one common share for each restricted stock unit upon the earliest of the date the director experiences a "separation from service" (within the meaning of Code Section 409A), the date the director dies or the date of a change in control that also qualifies as a "change of control event" (within the meaning of Code Section 409A).

  Nontransferability

        Except as provided by the Committee, Benefits granted under the Program will be exercisable only by the holder during the holder's lifetime; provided, however, that such Benefits will be transferable by will or by the laws of descent and distribution.

  Amendment and Termination

        The AbbVie Incentive Stock Program may be amended from time to time or terminated by the board of directors. In the absence of stockholder approval, however, no such amendment may increase the aggregate number of shares available for Benefits, extend the term of the AbbVie Incentive Stock Program, or change or add a category or categories of individuals who are eligible to participate in the AbbVie Incentive Stock Program. In addition, without the written consent of the holder, no amendment or termination of the AbbVie Incentive Stock Program may materially and adversely modify the holder's rights under the express terms and conditions of an outstanding Benefit.

  U.S. Federal Income Tax Consequences

        The following discussion is a brief summary of the principal U.S. federal income tax consequences of the AbbVie Incentive Stock Program under the provisions of the Code, as currently in effect. The Code and regulations are subject to change. This summary is not intended to be exhaustive and does not describe, among other things, state, local, or foreign income and other tax consequences. The specific tax consequences to a participant will depend upon a participant's individual circumstances.

        Under existing law and regulations, the grant of stock options and stock appreciation rights will not result in income taxable to the employee or director or provide a deduction to AbbVie. However, the exercise of a nonqualified stock option or stock appreciation right results in taxable income to the holder, and AbbVie is entitled to a corresponding tax deduction. At the time of the exercise of a nonqualified stock option, the participant will be taxed at ordinary income tax rates on the excess of the fair market value of the shares purchased over the stock option's exercise price. At the time of the exercise of a stock appreciation right, the participant will be taxed at ordinary income tax rates on the amount of the cash, or the fair market value of the shares, received by the employee upon exercise.

        A participant in the AbbVie Incentive Stock Program who is granted a restricted stock award will not be taxed upon the acquisition of such shares so long as the interest in such shares is subject to a "substantial risk of forfeiture" within the meaning of Code Section 83. Upon lapse or release of the restrictions, the recipient will be taxed at ordinary income tax rates on an amount equal to the then current fair market value of the shares. Any such awards that are not subject to a substantial risk of forfeiture will be taxed at the time of grant. AbbVie will be entitled to a corresponding deduction when the value of the award is included in the recipient's taxable income. The basis of restricted shares held after lapse or termination of restrictions will be equal to their fair market value on the date of lapse or termination of restrictions, and upon subsequent disposition any further gain or loss will be a long-term or short-term capital gain or loss, depending upon the length of time the shares are held.

        A recipient of a restricted stock award may elect to be taxed at ordinary income tax rates on the full fair market value of the restricted shares at the time of grant. If the election is made, the basis of the shares so acquired will be equal to the fair market value at the time of grant. If the election is made, no tax will be payable upon the subsequent lapse or release of the restrictions, and any gain or loss upon disposition will be a capital gain or loss.

        An employee or non-employee director who is granted a restricted stock unit will not be taxed upon the grant of the award. Upon receipt of payment of cash or shares of common stock pursuant to a restricted stock unit, the employee or non-employee director will realize ordinary income in an amount equal to any cash received and the fair market value of any shares of common stock received, and AbbVie will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the employee or non-employee director.

        A recipient of a performance award will generally realize ordinary income at the time shares of common stock are transferred or cash is paid to the recipient with respect to such award.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Agreements with Abbott

        Following the separation and distribution, AbbVie and Abbott will operate separately, each as an independent public company. AbbVie and Abbott have entered into a separation agreement and will enter into other agreements prior to the separation and distribution that will effect the separation, provide a framework for AbbVie's relationship with Abbott after the separation and provide for the allocation between AbbVie and Abbott of Abbott's assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after AbbVie's separation from Abbott, such as a separation and distribution agreement, a U.S. and an ex-U.S. transition services agreement, a tax sharing agreement, an employee matters agreement, a special products master agreement, an international commercial operations agreement, a Luxembourg international commercial operations agreement, finished goods supply agreements, contract manufacturing agreements, an information technology agreement, and a transitional trademark license agreement. The agreements listed above have been filed as exhibits to the registration statement on Form 10 of which this information statement is a part.

        The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. When used in this section, "distribution date" refers to the date on which Abbott distributes AbbVie's common stock to the holders of Abbott common shares.

        In addition to the above agreements, Abbott and AbbVie will enter into certain lease agreements prior to the distribution, including a long-term lease pursuant to which AbbVie will lease from Abbott a portion of Abbott Park, Abbott's current headquarters. Certain shared services will also be contemplated in connection with this arrangement. These lease agreements, individually and in the aggregate, are not material to AbbVie's business.

The Separation Agreement

        The following discussion summarizes the material provisions of the separation agreement that has been entered into between AbbVie and Abbott. The separation agreement sets forth, among other things, AbbVie's agreements with Abbott regarding the principal transactions necessary to separate AbbVie from Abbott. It also sets forth other agreements that govern certain aspects of AbbVie's relationship with Abbott after the distribution date.

  Transfer of Assets and Assumption of Liabilities

        The separation agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of AbbVie and Abbott as part of the separation of Abbott into two companies, and it provides for when and how these transfers, assumptions and assignments will occur. In particular, the separation agreement provides, among other things, that, subject to the terms and conditions contained therein:

  •
  certain assets related to the AbbVie business, referred to as the AbbVie Assets, will be transferred to AbbVie or one of AbbVie's subsidiaries, including:

  •
  certain pharmaceutical products, including those listed below, and the associated rights, clinical study data, product and marketing registrations, and applications:

  •
  HUMIRA;

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  Kaletra / Norvir;

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  Lupron;

      •
      Synagis;

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      Sevoflurane (for human use);

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      Duodopa; and

      •
      Zemplar;

    •
    the rights to sell certain pharmaceutical products in the United States, including those listed below, and the other rights to those products described in the special products master agreement:

    •
    Synthroid;

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    AndroGel;

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    Creon;

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    TriCor/Trilipix;

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    Simcor (rights to sell worldwide, except Canada); and

    •
    Niaspan;

    •
    pharmaceutical product candidates, including candidates for the treatment of HCV, renal disease, multiple sclerosis, Alzheimer's disease, schizophrenia, pain, cancer, uterine fibroids and immune-related conditions, and the rights, clinical study data, product and marketing registrations and applications related to these candidates;

    •
    the patents and trademarks used exclusively in the AbbVie business and certain other patents and trademarks, the know-how and copyrights that are used exclusively in the AbbVie business, and a non-exclusive right to the know-how and copyrights that are used in the AbbVie business, but are not used exclusively in the AbbVie business;

    •
    certain manufacturing facilities located in Barceloneta and Jayuya, Puerto Rico; North Chicago, Illinois; Worcester, Massachusetts; Campoverde di Aprilia, Italy; Cork and Sligo, Ireland; Ludwigshafen, Germany; and Wyandotte, Michigan;

    •
    research and development facilities, including those located in North Chicago, Illinois; Redwood City, California; Worcester, Massachusetts; Shanghai, China; and Ludwigshafen, Germany;

    •
    other real property, including distribution and warehouse facilities and office space;

    •
    contracts (or portions thereof) that relate to the AbbVie business;

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    equity interests of certain Abbott subsidiaries that hold assets and liabilities related to the AbbVie business;

    •
    information related to the AbbVie Assets, the AbbVie Liabilities, or the AbbVie business;

    •
    rights and assets expressly allocated to AbbVie or one of AbbVie's subsidiaries pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation, including the rights to the Special Products that are allocated to AbbVie pursuant to the special products master agreement and any rights allocated to AbbVie pursuant to the international commercial operations agreements and the ex-U.S. transition services agreement; and

    •
    other assets that are included in the AbbVie pro forma balance sheet, such as the pension assets included in the unaudited pro forma combined financial statements of AbbVie, which appear in the section entitled "Unaudited Pro Forma Combined Financial Statements."

  •
  certain liabilities related to the AbbVie business or the AbbVie Assets, referred to as the AbbVie Liabilities, will be retained by or transferred to AbbVie or one of AbbVie's subsidiaries, including:

  •
  liabilities arising out of actions, inactions, events, omissions, conditions, facts, or circumstances occurring or existing prior to the completion of the separation to the extent related to the AbbVie business or the AbbVie Assets;

  •
  liabilities for claims made by third parties, or directors, officers, employees, agents of Abbott or AbbVie or their subsidiaries or affiliates against either Abbott or AbbVie or any of their respective subsidiaries to the extent relating to, arising out of, or resulting from the AbbVie business or the AbbVie Assets;

  •
  liabilities and obligations expressly allocated to AbbVie or one of AbbVie's subsidiaries pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation, including the liabilities and obligations related to the Special Products that are allocated to AbbVie pursuant to the special products master agreement and any liabilities allocated to AbbVie pursuant to the international commercial operations agreements and the ex-U.S. transition services agreement;

  •
  liabilities relating to the credit facility or other financing arrangements that AbbVie will enter into in connection with the separation;

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  liabilities relating to the plea agreement and corporate integrity agreement entered into in connection with the resolution of the Department of Justice's investigation into sales and marketing activities for Depakote;

  •
  liabilities relating to litigation that solely or primarily relates to the AbbVie business, the AbbVie Assets, or the AbbVie Liabilities; and

  •
  other liabilities that are included in the AbbVie pro forma balance sheet, such as the pension liabilities included in the unaudited pro forma combined financial statements of AbbVie, which appear in the section entitled "Unaudited Pro Forma Combined Financial Statements."

  •
  all of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the AbbVie Assets and AbbVie Liabilities (such assets and liabilities, other than the AbbVie Assets and the AbbVie Liabilities, referred to as the Abbott Assets and Abbott Liabilities, respectively) will be retained by or transferred to Abbott or one of its subsidiaries; and

  •
  certain mixed contracts will be assigned, in part to AbbVie or its applicable subsidiaries or be appropriately amended.

        Except as expressly set forth in the separation agreement or any ancillary agreement, neither AbbVie nor Abbott will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either AbbVie or Abbott, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an "as is," "where is" basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with.

        Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. The separation agreement provides that, in the event that the transfer or assignment of certain assets and liabilities to Abbott or AbbVie, as applicable, does not occur prior to the separation, then until such assets or liabilities are able to be transferred or assigned, Abbott or AbbVie, as applicable, will hold such assets on behalf of and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse Abbott or AbbVie, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities. For example, due to the requirements of applicable laws, the need to obtain certain governmental and third-party consents and other business reasons, the transfer of certain assets and liabilities to Abbott or AbbVie will be deferred in certain jurisdictions outside of the United States until after the completion of the separation. The international commercial operations agreements implement the principle outlined above with respect to the assets and liabilities in those jurisdictions and provide the mechanisms and transactions that will be used to transfer the benefits and burdens of the assets and liabilities located in those jurisdictions.

  The Cash Distribution and Notes Issuance

        The separation agreement provides that, prior to the distribution, AbbVie will make a cash distribution of $10.2 billion to Abbott in connection with the separation and distribution and issue approximately $3.0 billion in principal amount of certain senior notes to Abbott in partial consideration for the transfer of assets from Abbott to AbbVie, which notes will thereafter be immediately exchanged by Abbott with a third party for existing commercial paper of Abbott in satisfaction and discharge of such commercial paper. Abbott will deposit the proceeds from the cash distribution in a segregated account and is expected to use these funds to repay a portion of Abbott's maturing debt and repurchase a portion of Abbott's existing public debt in one or more tender offers or otherwise. The separation agreement provides that such repayments and repurchases will occur as promptly as practicable prior to the distribution, but in no event later than one year after the distribution.

        AbbVie made the cash distribution and issued the senior notes to Abbott in November 2012, pursuant to the terms of the separation agreement, and Abbott exchanged the senior notes with a third party for existing commercial paper of Abbott in satisfaction and discharge of such commercial paper. Abbott also repurchased or redeemed a portion of its existing public debt through a tender offer and expects to repurchase or redeem additional debt prior to the distribution.

  The Distribution

        The separation agreement also governs the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, Abbott will distribute to its shareholders that hold Abbott common shares as of the record date all of the issued and outstanding shares of AbbVie's common stock on a pro rata basis. Shareholders will receive cash in lieu of any fractional shares.

  Conditions to the Distribution

        The separation agreement provides that the distribution is subject to the satisfaction (or waiver by Abbott) of certain conditions. These conditions are described under "The Separation and Distribution—Conditions to the Distribution." Abbott has the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date, the distribution date and the distribution ratio.

  Claims

        In general, each party to the separation agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

  Settlement of Accounts between Abbott and AbbVie

        The separation agreement provides that all intercompany receivables and payables as to which there are no third parties and that are between AbbVie or an AbbVie subsidiary that is incorporated in the United States, on the one hand, and Abbott or an Abbott subsidiary that is incorporated in the United States, on the other hand, as of immediately prior to the completion of the separation, will be settled, capitalized, cancelled, assigned, or assumed by AbbVie or one or more AbbVie subsidiaries as of immediately prior the completion of the separation. All other intercompany receivables and payables as to which there are no third parties and that are between AbbVie or an AbbVie subsidiary, on the one hand, and Abbott or an Abbott subsidiary, on the other hand, as of immediately prior to the completion of the separation, will continue to remain outstanding following the completion of the separation on the same terms and conditions that applied immediately prior to the completion of the separation. The separation agreement also provides that at or prior to the distribution date, all brokerage accounts owned by AbbVie will be de-linked from the Abbott accounts.

  Releases

        The separation agreement provides that AbbVie and its affiliates will release and discharge Abbott and its affiliates from all liabilities assumed by AbbVie as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to AbbVie's business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement. Abbott and its affiliates will release and discharge AbbVie and its affiliates from all liabilities retained by Abbott and its affiliates as part of the separation and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement.

        These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the separation agreement, transition services agreements, tax sharing agreement, employee matters agreement, special products master agreement, and certain other agreements, including an information technology agreement, the international commercial operations agreements, the finished goods supply agreements and contract manufacturing agreements, the intellectual property license agreements, and the transfer documents in connection with the separation.

  Indemnification

        In the separation agreement, AbbVie agrees to indemnify, defend and hold harmless Abbott, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

  •
  the AbbVie Liabilities;

  •
  the failure of AbbVie or any of its subsidiaries to pay, perform or otherwise promptly discharge any of the AbbVie Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

  •
  the conduct of any business, operation or activity by AbbVie or any of its affiliates from and after the distribution;

  •
  any breach by AbbVie or any of its subsidiaries of the separation agreement or any of the ancillary agreements; and

  •
  any untrue statement or alleged untrue statement of a material fact in the registration statement or this information statement.

        Abbott agrees to indemnify, defend and hold harmless AbbVie, each of its affiliates and each of its respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

  •
  the Abbott Liabilities;

  •
  the failure of Abbott or any of its subsidiaries, other than AbbVie, to pay, perform or otherwise promptly discharge any of the Abbott Liabilities, in accordance with their respective terms whether prior to, at, or after the distribution;

  •
  the conduct of any business, operation or activity by Abbott or any of its affiliates from and after the distribution (other than the conduct of business, operations or activities for the benefit of AbbVie pursuant to an ancillary agreement);

  •
  any breach by Abbott or any of its subsidiaries, other than AbbVie, of the separation agreement or any of the ancillary agreements; and

  •
  any untrue statement or alleged untrue statement of a material fact made explicitly in Abbott's name in the registration statement or this information statement.

        The separation agreement also establishes procedures with respect to claims subject to indemnification and related matters.

  Patent Licenses

        The separation agreement provides that AbbVie and Abbott will grant each other perpetual, irrevocable, fully paid, and royalty-free licenses to certain patents to make, have made, use, sell, have sold, offer for sale, or import products. These licenses are generally limited to a field of use consistent with the licensee's business, and are generally worldwide, except where related to products that both AbbVie and Abbott will be selling in separate jurisdictions. Most of the licenses are non-exclusive, with the exception of one exclusive license from Abbott to AbbVie related to a specific product, one exclusive license from AbbVie to Abbott related to a specific product and two co-exclusive licenses. The licenses expire on the expiration of the applicable patents, and may be terminated earlier upon request of the licensee, or upon mutual consent of the parties.

  Legal Matters

        Subject to certain specified exceptions, each party to the separation agreement will assume the liability for, and control of, all pending and threatened legal matters related to its own business, including liabilities for any claims or legal proceedings related to products that had been part of its business but were discontinued prior to the distribution, as well as assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such assumed legal matters. In addition, AbbVie will assume the liability for and control of certain proceedings relating to Depakote.

  Insurance

        The separation agreement provides for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and sets forth procedures for the administration of insured claims. In addition, the separation agreement allocates between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies. The separation agreement also provides that Abbott will obtain, subject to the terms of the agreement, certain directors and officers insurance policies to apply against certain pre-separation claims, if any.

  Further Assurances

        In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, both AbbVie and Abbott agree in the separation agreement to use commercially reasonable efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

  Non-Competition

        The separation agreement provides that, for ten years following the completion of the distribution (or if not enforceable for ten years in a country, for such period as will be enforceable in such country), subject to certain specified exceptions, Abbott and any of its subsidiaries will not directly or indirectly, anywhere in the world, discover, research, develop, import, export, manufacture, market, distribute, promote or sell any anti-TNF antibody, JAK inhibitor or IL-12 inhibitor.

  Transition Committee

        The separation agreement provides that prior to the completion of the separation, AbbVie and Abbott will establish a transition committee that will consist of an equal number of members from AbbVie and Abbott. The transition committee will be responsible for monitoring and managing all matters related to the separation and all other transactions contemplated by the separation agreement or any ancillary agreement. The transition committee will have the power to establish various subcommittees from time to time as it deems appropriate or as may be described in the ancillary agreements.

  Dispute Resolution

        The separation agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between AbbVie and Abbott related to the separation or distribution and that are unable to be resolved by the transition committee. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of AbbVie and Abbott. If such efforts are not successful, either AbbVie or Abbott may submit the dispute, controversy or claim to binding alternative dispute resolution, subject to the provisions of the separation agreement.

  Expenses

        Except as expressly set forth in the separation agreement or in any ancillary agreement, Abbott will be responsible for all costs and expenses incurred in connection with the separation and distribution incurred prior to the distribution date, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation and distribution. Except as expressly set forth in the separation agreement or in any ancillary agreement, or as otherwise agreed in writing by Abbott and AbbVie, all such costs and expenses incurred in connection with the separation and distribution after the distribution will be paid by the party incurring such cost and expense.

  Other Matters

        Other matters governed by the separation agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

  Termination

        The separation agreement provides that it may be terminated and the separation and distribution may be modified or abandoned at any time prior to the distribution date in the sole discretion of Abbott without the approval of any person, including AbbVie's or Abbott's shareholders. In the event of a termination of the separation agreement, no party, nor any of its directors, officers, or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the separation agreement may not be terminated except by an agreement in writing signed by both Abbott and AbbVie.

Transition Services Agreements

        AbbVie and Abbott will enter into transition services agreements (one transition services agreement for services to be provided in the United States and one transition services agreement for services to be provided outside the United States) prior to the distribution pursuant to which AbbVie and Abbott and their respective subsidiaries will provide to each other, on an interim, transitional basis, various services. The services to be provided in the United States include information technology, accounts payable, payroll, and other financial functions, as well as engineering support for various facilities, quality assurance support, and other administrative services. The services to be provided outside the United States include information technology, accounts payable, payroll, receivables collection, treasury and other financial functions, as well as order entry, warehousing, and other administrative services. The general governing terms of the transition services agreements will be substantially identical. The agreed upon charges for such services are generally intended to allow the servicing party to recover all out-of-pocket costs and expenses and a predetermined profit equal to a mark-up of such out-of-pocket expenses.

        Each transition services agreement will terminate on the expiration of the term of the last service provided under it, which will generally be up to 24 months following the distribution date, with the option for a one-year extension. The recipient for a particular service generally can terminate that service prior to the scheduled expiration date, subject to a minimum notice period equal to the shorter of 180 days or half of the original service period. Services can only be terminated at a month-end. Due to interdependencies between services, certain services may be extended or terminated early only if other services are likewise extended or terminated.

        AbbVie has been preparing for the transition away from the services to be provided under the transition services agreements. AbbVie anticipates that it will generally be in a position to complete the transition away from those services (except for certain information technology-related and collections services) on or before two years following the distribution date.

        Subject to certain exceptions, the liability of each party under the transition services agreements for the services it provides will generally be limited to the aggregate profits it receives in connection with the provision of such services during the twelve-month period prior to a claim. The transition services agreements also provide that the provider of a service shall not be liable to the recipient of such service for any special, indirect, incidental, or consequential damages.

Special Products Master Agreement

        AbbVie and Abbott will enter into a special products master agreement prior to the separation which will specify which assets and liabilities of the following pharmaceutical products, referred to as the Special Products, are being transferred to AbbVie or retained by Abbott as part of the separation: AndroGel, Creon, Niaspan, Synthroid, Simcor, TriCor/Trilipix, Biaxin, Marinol, Advicor, Mavik, Tarka, Teveten, Depakote, and Luvox. The special products master agreement will generally govern Abbott's and AbbVie's respective rights, responsibilities and obligations after the distribution with respect to the development, manufacturing, marketing, distribution, promotion, and sale of the Special Products. AbbVie will have rights to AndroGel, Creon, Niaspan, Synthroid, TriCor/Trilipix, Biaxin, Marinol, Mavik, Tarka, Teveten, and Depakote only in the United States. AbbVie will have rights to Simcor and Advicor worldwide, except Canada. In addition, AbbVie will have the rights to Luvox only in Japan.

        The special products master agreement is expected to remain in effect for as long as either company is commercializing a special product and can be terminated by an agreement in writing signed by each of Abbott and AbbVie. In addition, if Abbott or AbbVie notifies the other party that it has discontinued all commercialization activities with respect to a Special Product, certain of Abbott's and AbbVie's obligations under the special products master agreement will expire with respect to such Special Product. Each party is responsible, at its own cost and expense, for commercializing the Special Products in the territories granted to it under the agreement, including establishing conditions of sale, pricing, and booking sales.

Tax Sharing Agreement

        AbbVie and Abbott will enter into a tax sharing agreement prior to the distribution which will generally govern Abbott's and AbbVie's respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period ending on or before the distribution date, as well as tax periods beginning before and ending after the distribution date. Generally, Abbott will be liable for all pre-distribution U.S. federal income taxes, foreign income taxes and certain non-income taxes attributable to AbbVie's business. AbbVie generally will be liable for all other taxes attributable to its business. In addition, the tax sharing agreement will address the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the distribution. The tax sharing agreement will also provide that AbbVie is liable for taxes incurred by Abbott that may arise if AbbVie takes, or fails to take, as the case may be, certain actions that may result in the distribution failing to meet the requirements of a tax-free distribution under Section 355 of the Internal Revenue Code.

Employee Matters Agreement

        AbbVie and Abbott will enter into an employee matters agreement prior to the distribution to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The employee matters agreement will govern Abbott's and AbbVie's compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

        The employee matters agreement will provide that, unless otherwise specified, Abbott will be responsible for liabilities associated with employees who continue service with Abbott following the distribution date and liabilities associated with former employees whose last employment was not with the AbbVie businesses, and AbbVie will be responsible for liabilities associated with employees who transfer to AbbVie and liabilities associated with former employees whose last employment was with the AbbVie businesses.

        AbbVie employees generally will become eligible to participate in AbbVie benefit plans as of the distribution date. In general, AbbVie benefit plans will contain terms substantially similar to those of the corresponding Abbott plans. Abbott and AbbVie have agreed to continue benefit programs in the

United States (including Puerto Rico) through December 31, 2013, subject to changes in the ordinary course of business or as required by law.

        In general, AbbVie will credit each employee with his or her service with Abbott prior to the distribution for all purposes under the AbbVie benefit plans, so long as such crediting does not result in a duplication of benefits.

  Retirement and Deferred Compensation Programs

        AbbVie will establish a defined benefit pension plan (the AbbVie Pension Plan), which will be substantially similar to the Abbott Annuity Retirement Plan and will include the same benefit formula that is in effect under the Abbott Annuity Retirement Plan as of the distribution date. The AbbVie Pension Plan will provide benefits to AbbVie U.S. employees transferred in connection with the separation who had participated in the Abbott Annuity Retirement Plan. The AbbVie Pension Plan will accept assets and assume liabilities from the Abbott Annuity Retirement Plan which relate to transferred employees. After the distribution date, a portion of the assets of the trust funding the Abbott Annuity Retirement Plan will be transferred to a trust designated to fund the AbbVie Pension Plan. Transferred employees will be eligible to participate in the AbbVie Pension Plan to the extent they were eligible to participate in the Abbott Annuity Retirement Plan, and they will receive credit for Abbott service to the extent credited under the Abbott Annuity Retirement Plan and recognition for compensation paid by Abbott as though it were compensation paid by AbbVie. Accrued benefits for transferred employees under the Abbott Annuity Retirement Plan will be payable under the AbbVie Pension Plan.

        Abbott and AbbVie will jointly establish and sponsor a defined benefit pension plan to provide benefits to participants in the Abbott Annuity Retirement Plan who terminate service with Abbott before the distribution date. The benefits provided to former employees will be the same as those they would have received or are receiving under the Abbott Annuity Retirement Plan as of the distribution date. The jointly sponsored plan will accept assets and assume liabilities from the Abbott Annuity Retirement Plan which relate to former employees. As soon as practicable after the distribution date, a portion of the assets of the trust funding the Abbott Annuity Retirement Plan related to the former employees who were participating in the Abbott Annuity Retirement Plan immediately before the distribution date will be transferred to a trust designated to fund the jointly sponsored plan. Each former employee's benefit under the jointly sponsored plan after the distribution date will be his or her accrued benefit under the Abbott Annuity Retirement Plan immediately before the distribution date, and will be paid under the jointly sponsored plan at the time and in a form that would have been permitted under the Abbott Annuity Retirement Plan.

        Defined contribution and deferred compensation accounts of AbbVie's U.S. employees (including loans) will be transferred from the applicable Abbott defined contribution retirement or deferred compensation plan to the corresponding AbbVie plan. AbbVie will also assume liabilities for U.S. non-qualified defined benefit pension benefits of AbbVie employees. In general, Abbott will retain liability for benefits of former employees under U.S. qualified defined contribution, non-qualified deferred compensation, and non-qualified defined benefit pension plans, although in some cases AbbVie will reimburse Abbott for a portion of the expense associated with former employees.

  Welfare Plans

        Abbott will retain liability for claims incurred under the Abbott health and welfare plans prior to the distribution date, whether incurred by employees who will be employed by Abbott or AbbVie following the distribution date or by former employees. Following the distribution date, AbbVie employees will commence participation in AbbVie health and welfare plans. In general, Abbott will retain liability for U.S. retiree medical and life insurance benefits for employees continuing with Abbott and for former employees, although AbbVie will reimburse Abbott for a portion of the expense associated with former employees.

        Abbott will be responsible for workers' compensation and disability benefits for employees continuing with Abbott following the distribution date and for former employees whose last employment was not with the AbbVie businesses, and AbbVie will be responsible for workers' compensation and disability benefits for employees transferring to AbbVie and for former employees whose last employment was with the AbbVie businesses. AbbVie also will be responsible for certain other benefits for former employees who are on disability leave and whose last employment was with the AbbVie businesses.

  Equity Compensation Awards

        The employee matters agreement will provide for the conversion of all outstanding awards granted under Abbott's equity compensation programs (whether held by Abbott or AbbVie employees or other participants) into adjusted awards based on both Abbott common shares and AbbVie common stock. For purposes of adjusted award vesting, continued employment or service with Abbott or AbbVie, as applicable, will be treated as continued employment or service for both Abbott and AbbVie awards.

        Holders of Abbott restricted shares or restricted stock units will retain those awards and also will receive restricted stock or restricted stock units of AbbVie, in an amount that reflects the distribution to Abbott shareholders, by applying the distribution ratio to the Abbott restricted shares or restricted stock units as though they were unrestricted Abbott shares. Together, the Abbott and AbbVie awards are intended to preserve the value of the original Abbott restricted shares or restricted stock units as measured immediately before and immediately after the distribution. The original Abbott restricted shares and restricted stock units and the AbbVie restricted stock and restricted stock units will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original Abbott restricted shares and restricted stock units, respectively, immediately before the distribution. Dividend equivalent payments on restricted stock units will be paid by the restricted stock unit holder's employer (Abbott or AbbVie, as applicable).

        Each Abbott stock option will be converted into an adjusted Abbott stock option and an AbbVie stock option, which together are intended to preserve the aggregate value of the original Abbott stock option as measured immediately before and immediately after the distribution. The adjusted Abbott stock option is expected to cover the same number of shares as the original Abbott stock option, but the exercise price will be adjusted to reflect the distribution. The adjusted Abbott stock options and the AbbVie stock options will be subject to substantially the same terms, vesting conditions, post-termination exercise rules, and other restrictions that applied to the original Abbott stock option immediately before the distribution.

        If local regulations outside the United States do not permit use of the adjustment method described above or would cause an adverse effect for equity award holders, a compliant alternative adjustment method will be used. In such cases, affected employees typically will receive adjusted awards in the equity of their post-distribution employer.

  Miscellaneous

        The employee matters agreement will address other employee-related issues and certain special circumstances, including employees who will transfer to their eventual permanent employer on a delayed basis, special rules for benefit arrangements in various non-U.S. jurisdictions, and treatment of certain legacy plans originally adopted by companies that have been acquired by Abbott.

International Commercial Operations Agreements

        The local separation of AbbVie's business in certain countries outside the United States will not occur until after the distribution date due to regulatory requirements, the need to obtain consents from local governmental authorities, and other business reasons. The international commercial operations agreement and the Luxembourg international commercial operations agreement will provide for the conduct of the AbbVie business by Abbott in such countries until the local separation is completed, and will provide that AbbVie will be subject to all the risks and burdens and entitled to all the benefits generated by the AbbVie business during such period. The international commercial operations agreements will also govern the process for the local separation of AbbVie's business following the distribution date. The agreements will expire on the earlier of the last local separation date and the second anniversary of the distribution date (or, in the case of Brazil, the third anniversary of the distribution date).

Information Technology Agreement

        AbbVie and Abbott will enter into an information technology agreement that provides for the separation of various information technology systems and services that AbbVie currently shares with Abbott. The information technology agreement will specify the parties' responsibilities and allocation of associated project costs to effect the separation of the information technology systems. The information technology agreement will terminate two years from the distribution date, with an option for a one-year extension. Either AbbVie or Abbott can generally terminate a project under which it is receiving services on 90 days' notice in order to transfer to itself the control and responsibility for that project. The information technology agreement does not otherwise contain any rights of AbbVie or Abbott to terminate the agreement.

Manufacturing and Supply Agreements

        AbbVie will enter into finished good supply agreements and contract manufacturing agreements with Abbott prior to the distribution pursuant to which AbbVie or Abbott, as the case may be, will manufacture, label, and package products for the other party. Under the finished goods supply agreements, Abbott will manufacture for AbbVie the active pharmaceutical ingredients for Trilipix, Depakote, and Biaxin, in each case to be sold in the United States. Abbott will also supply to AbbVie the active pharmaceutical ingredient for Tarka to be sold in the United States and Luvox to be sold in Japan. In addition, Abbott will manufacture for AbbVie Creon to be sold in the United States, and tubing for Duodopa. Under the contract manufacturing agreements, Abbott will provide AbbVie with local packaging services for HUMIRA, Kaletra, Norvir, and Synagis for Japan, local packaging services for HUMIRA, Kaletra, Lupron, Norvir, Simdax, Survanta, Synagis, and Zemplar for Mexico, local packaging services for HUMIRA, Kaletra, Norvir, and Survanta for Argentina, and local filling and packaging services for Sevoflurane (for human use) and Forane for Latin America. In addition, AbbVie will enter into finished goods supply agreements and contract manufacturing agreements with Abbott to manufacture for Abbott Special Products and certain other pharmaceutical products.

        These manufacturing and supply agreements will have a term of up to five years. Either party may terminate an agreement upon a material breach by the other party that is not cured within 30 days, if the other party is debarred or becomes insolvent or bankrupt, or if a governmental authority ruling or interpretation makes it impossible to continue the agreement. The purchasing party may also terminate an agreement if the manufacturing party materially violates applicable law, or if there is a recall of products due to the manufacturing party's negligence, recklessness, willful misconduct, or material breach of the agreement.

        Under the finished goods supply agreements, the party purchasing finished goods will pay a fixed product cost, and the manufacturing party will be responsible for all costs associated with the manufacture of products, including the costs of raw materials and active pharmaceutical ingredients. Under the contract manufacturing agreements, the party purchasing goods will provide the manufacturing party with active pharmaceutical ingredients or unfinished goods and will pay for the services provided by the manufacturing party.

Transitional Trademark License Agreement

        AbbVie and Abbott will enter into a transitional trademark license agreement pursuant to which each will grant the other a non-exclusive, royalty-free and worldwide license to use certain of each other's trademarks following separation. The license to AbbVie will allow it to continue using certain of Abbott's trademarks in order to provide sufficient time for AbbVie to rebrand or phase out its use of the licensed marks. AbbVie will be required to cease all use of the licensed marks within a certain period of time after the distribution date, which period will be determined as follows: five years from the distribution date for use of the licensed marks on the products themselves, two years from the distribution date for other uses of the licensed marks on product packaging and labeling, and one year from the distribution date for uses of the licensed marks in other electronic and printed materials. If AbbVie is unable to discontinue use of the licensed marks within these time frames, it may request Abbott's consent for an extension with such consent not to be unreasonably withheld. The license to Abbott will allow it to use certain of AbbVie's trademarks in the course of providing services to AbbVie following the distribution date pursuant to the terms and conditions of the transition services agreements and international commercial operations agreements. The term of this license from AbbVie to Abbott will be for the duration of the services being provided. Either party may immediately terminate its license to the other if the other party breaches the agreement's use restrictions or contests the licensing party's trademark rights and fails to cure such breach within a reasonable period of time.

Lease Agreements

        AbbVie and Abbott will enter into lease agreements prior to the distribution, pursuant to which AbbVie or Abbott, as the case may be, will lease office, warehouse, laboratory and manufacturing facilities from the other party. AbbVie will lease from Abbott a portion of Abbott Park, Abbott's current headquarters, as well as office and warehouse space in Germany and Chile, manufacturing and office space in Spain, and office space in Mexico. Abbott will lease from AbbVie manufacturing, office, and warehouse facilities in Puerto Rico, Germany, Ireland, and Italy and laboratory space in the United States. Other than the lease for a portion of Abbott Park, which has an initial term of 20 years, the agreements under which AbbVie leases property from Abbott have terms ranging from one to two years.

        Each of AbbVie and Abbott, as lessee, will pay rent to the other party. Rent payments will generally be adjusted each year of the lease to reflect increase or decreases in operating and maintenance expenses and other factors. The lessor may generally terminate the leases in the event of a material uncured default by the lessee.

Procedures for Approval of Related Person Transactions

        AbbVie's board of directors is expected to adopt a written Related Person Transaction Policy and Procedures. This policy will require the Nominations and Governance Committee to review, approve, or ratify any transaction in which AbbVie participates and in which any related person has a direct or indirect material interest if such transaction involves or is expected to involve payments of $120,000 or more in the aggregate per fiscal year. Related person transactions requiring review by the Nominations and Governance Committee pursuant to this policy will be identified in:

  •
  questionnaires annually distributed to AbbVie's directors and officers;

  •
  certifications submitted annually by AbbVie officers related to their compliance with AbbVie's Code of Business Conduct; or

  •
  communications made directly by the related person to the chief financial officer or general counsel.

In determining whether to approve or ratify a related person transaction, the Nominations and Governance Committee will consider the following items, among others:

  •
  the related person's relationship to AbbVie and interest in the transaction;

  •
  the material facts of the transaction, including the aggregate value of such transaction or, in the case of indebtedness, the amount of principal involved;

  •
  the benefits to AbbVie of the transaction;

  •
  if applicable, the availability of other sources of comparable products or services;

  •
  an assessment of whether the transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally;

  •
  whether a transaction has the potential to impair director independence; and

  •
  whether the transaction constitutes a conflict of interest.

This process will be included in the nominations and governance committee's written charter, which will be available on the corporate governance section of AbbVie's investor relations Web site (www.abbvieinvestor.com), which Web site will be operational as of January 1, 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        Before the separation, all of the outstanding shares of AbbVie's common stock will be owned beneficially and of record by Abbott. Following the distribution, AbbVie expects to have outstanding an aggregate of approximately 1.58 billion shares of common stock based upon approximately 1.58 billion Abbott common shares outstanding on November 1, 2012, excluding treasury shares and assuming no exercise of Abbott options, and applying the distribution ratio.

Security Ownership of Certain Beneficial Owners

        The following table reports the number of shares of AbbVie common stock beneficially owned, immediately following the completion of the separation calculated as of November 1, 2012, based upon the distribution of one share of AbbVie's common stock for each common share of Abbott, by BlackRock, Inc. (directly or indirectly through its subsidiaries), the only person known to AbbVie who would beneficially own more than 5% of AbbVie's outstanding common stock. It is based on information contained in a Schedule 13G filed by BlackRock, Inc. with the SEC on February 9, 2012. BlackRock, Inc. reports it has sole voting and investment power with respect to these shares.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class

BlackRock, Inc. 40 East 52nd Street New York, NY 10022	82,921,627	5.32%

Security Ownership of Executive Officers and Directors

        The following table sets forth information, immediately following the completion of the separation calculated as of November 1, 2012, based upon the distribution of one share of AbbVie's common stock for each common share of Abbott, regarding (1) each expected director and named executive officer of AbbVie and (2) all of AbbVie's expected directors and executive officers as a group.

Name	Shares Beneficially Owned (1)(2)(3)	Stock Options Currently Exercisable and Exercisable within 60 days of November 1, 2012	Stock Equivalent Units

R. A. Gonzalez	49,432	0	0

R. J. Alpern, M.D.	8,559	0	2,284

R. S. Austin	23,066	0	0

W. H. L. Burnside	0	0	0

E. M. Liddy	5,121	0	5,331

E. J. Rapp	0	0	0

R. S. Roberts	20,000	0	0

G. F. Tilton	19,556	0	12,852

F. H. Waddell	0	0	0

L. J. Schumacher	148,583	264,865	0

W. J. Chase	45,849	74,192	0

C. Alban	117,675	146,634	0

J. M. Leonard	93,198	220,933	0

All directors and executive officers as a group (15 persons) (4)(5)	576,731	742,647	20,467

(1)
The table includes shares held in the officers' accounts in a tax-qualified defined contribution retirement plan as follows: J. M. Leonard, 6,421; and all executive officers as a group, 8,052. Each officer has shared voting power and sole investment power with respect to the shares held in his or her account.

(2)
The table includes 20,749 restricted stock units held by the executive officers as a group. The officers do not have sole voting and investment power until the restrictions lapse. The table also includes restricted stock units held by the non-employee directors. The directors' units are payable in stock upon termination, retirement from the board, death, or a change in control of AbbVie as follows: R. J. Alpern, 8,559; R. S. Austin, 16,222; E. M. Liddy, 3,986; and G. F. Tilton, 12,206.

(3)
The table includes shared voting and/or investment power over shares as follows: G. F. Tilton, 350; W. J. Chase, 12,329; and all directors and executive officers as a group, 12,789.

(4)
Certain executive officers of AbbVie will be fiduciaries of several employee benefit trusts to be maintained by AbbVie. As such, they will have shared voting and/or investment power with respect to the common shares held by those trusts. The table does not include the shares held by the trusts.

(5)
Excluding the shared voting and/or investment power over the shares held by the trusts described in footnote 4, the expected directors and executive officers as a group together own less than one percent of the outstanding shares of AbbVie.

 THE SEPARATION AND DISTRIBUTION

Background

        On October 19, 2011, Abbott announced that it intended to separate its research-based pharmaceuticals business, including its portfolio of proprietary pharmaceuticals and biologics, from its diversified medical products businesses, including its devices, diagnostic, nutritional and branded generic pharmaceuticals businesses. Abbott announced that it intended to effect the separation through a pro rata distribution of the common stock of a new entity, which has since been named AbbVie and was formed to hold the assets and liabilities associated with the research-based pharmaceuticals business.

        On November 28, 2012, the Abbott board of directors approved the distribution of the issued and outstanding shares of AbbVie common stock on the basis of one share of AbbVie's common stock for each Abbott common share held as of the close of business on the record date of December 12, 2012.

        On January 1, 2013, the distribution date, each Abbott shareholder will receive one share of AbbVie's common stock for each Abbott common share held at the close of business on the record date, as described below. Abbott shareholders will receive cash in lieu of any fractional shares of AbbVie common stock which they would have received after application of this ratio. You will not be required to make any payment, surrender or exchange your Abbott common shares or take any other action to receive your shares of AbbVie's common stock in the distribution. The distribution of AbbVie's common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see this section under "—Conditions to the Distribution."

Reasons for the Separation

        The Abbott board of directors determined that the separation of Abbott's research-based pharmaceuticals business from its diversified medical products businesses would be in the best interests of Abbott and its shareholders and approved the plan of separation. A wide variety of factors were considered by the Abbott board of directors in evaluating the separation. Among other things, the Abbott board of directors considered the following potential benefits of the separation:

  •
  Distinct investment identity—The investment identities of Abbott and AbbVie have evolved independently over time. The separation will allow investors to separately value Abbott and AbbVie based on their distinct investment identities. AbbVie's business differs from Abbott's diversified medical products businesses in several respects, such as product development cycles, R&D capabilities, commercial call points and manufacturing processes. In addition, AbbVie's business has been a steady generator of cash flow but is expected to grow at a slower rate than Abbott's diversified medical products businesses. The separation will enable investors to evaluate the merits, performance and future prospects of each company's respective business and to invest in each company separately based on these distinct characteristics.

  •
  Enhanced strategic and management focus—The separation will allow each business to more effectively pursue its distinct operating priorities and strategies and enable management of both companies to focus on unique opportunities for long-term growth and profitability. For example, whereas Abbott may seek to enhance focus on promoting different products in different emerging markets, AbbVie, as a research-based pharmaceuticals business, may seek to make investments in the research and development of new and innovative products.

  •
  More efficient allocation of capital—The separation will permit each company to concentrate its financial resources solely on its own operations without having to compete with each other for investment capital. This will provide each company with greater flexibility to invest capital in its businesses in a time and manner appropriate for its distinct strategy and business needs and facilitate a more efficient allocation of capital.

  •
  Direct access to capital markets—The separation will create an independent equity structure that will afford AbbVie direct access to the capital markets and will facilitate AbbVie's ability to effect future acquisitions utilizing AbbVie's common stock. As a result, each company will have more flexibility to capitalize on its unique growth opportunities.

        Neither AbbVie nor Abbott can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

        The Abbott board of directors also considered a number of potentially negative factors in evaluating the separation, including the following:

  •
  Loss of synergies and joint purchasing power and increased costs.  As a current part of Abbott, AbbVie takes advantage of Abbott's size and purchasing power in procuring certain goods and services. After the separation, as a separate, independent entity, AbbVie may be unable to obtain these goods, services, and technologies at prices or on terms as favorable as those Abbott obtained prior to the separation. AbbVie may also incur costs for certain functions previously performed by Abbott, such as accounting, tax, legal, human resources, and other general and administrative functions, that are higher than the amounts reflected in AbbVie's historical financial statements, which could cause AbbVie's profitability to decrease.

  •
  Disruptions to the business as a result of the separation.  The actions required to separate Abbott's and AbbVie's respective businesses could disrupt AbbVie's operations.

  •
  Increased significance of certain costs and liabilities.  Certain costs and liabilities that were otherwise less significant to Abbott as a whole will be more significant for AbbVie as a stand-alone company.

  •
  One-time costs of the separation.  AbbVie will incur costs in connection with the transition to being a stand-alone public company that may include accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel new to AbbVie, costs related to establishing a new brand identity in the marketplace, and costs to separate information systems.

  •
  Inability to realize anticipated benefits of the separation.  AbbVie may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (a) the separation will require significant amounts of management's time and effort, which may divert management's attention from operating and growing AbbVie's business; (b) following the separation, AbbVie may be more susceptible to market fluctuations and other adverse events than if it were still a part of Abbott; and (c) following the separation, AbbVie's business will be less diversified than Abbott's business prior to the separation.

  •
  Limitations placed upon AbbVie as a result of the tax sharing agreement.  To preserve the tax-free treatment to Abbott of the separation and the distribution, under the tax sharing agreement that AbbVie will enter into with Abbott, AbbVie will be restricted from taking any action that prevents the distribution and related transactions from being tax-free for U.S. federal income tax purposes. These restrictions may limit AbbVie's ability to pursue certain strategic transactions or engage in other transactions that might increase the value of its business.

        The Abbott board of directors concluded that the potential benefits of the separation outweighed these factors.

Formation of a New Company Prior to AbbVie's Distribution

        AbbVie was formed in Delaware on April 10, 2012, for the purpose of holding Abbott's research-based pharmaceuticals business. As part of the plan to separate the research-based pharmaceuticals business of Abbott from the remainder of its businesses, Abbott plans to transfer the equity interests of certain entities that operate the research-based pharmaceuticals business and other assets and liabilities of the research-based pharmaceuticals business to AbbVie prior to the distribution.

When and How You Will Receive the Distribution

        With the assistance of Computershare Trust Company, N.A., AbbVie expects to distribute AbbVie common stock on January 1, 2013, the distribution date, to all holders of outstanding Abbott common shares as of the close of buiness on December 12, 2012, the record date. Computershare Trust Company, N.A., which currently serves as the transfer agent and registrar for Abbott's common shares, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for AbbVie common stock.

        If you own Abbott common shares as of the close of business on the record date, AbbVie's common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, Computershare Trust Company, N.A. will then mail you a direct registration account statement that reflects your shares of AbbVie common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. If you own Abbott common shares through the Abbott Laboratories dividend reinvestment plan, the AbbVie shares you receive will be distributed to a new AbbVie dividend reinvestment plan account that will be created for you. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. Following the distribution, however, you may request the delivery of physical stock certificates for your AbbVie shares. If you sell Abbott common shares in the "regular-way" market up to and including the distribution date, you will be selling your right to receive shares of AbbVie common stock in the distribution.

        Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your Abbott common shares and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of AbbVie's common stock that have been registered in book-entry form in your name.

        Most Abbott shareholders hold their common shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in "street name" and ownership would be recorded on the bank or brokerage firm's books. If you hold your Abbott common shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the AbbVie common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in "street name," please contact your bank or brokerage firm.

        Following the distribution, you may request that physical stock certificates be sent to you, at any time and without charge, by contacting Computershare Trust Company, N.A. by telephone at 877-881-5970, on the Internet at www.computershare.com/investor or by sending a written request to Computershare, 250 Royall Street, Canton, MA 02021.

Transferability of Shares You Receive

        Shares of AbbVie common stock distributed to holders in connection with the distribution will be transferable without registration under the U.S. Securities Act of 1933, as amended, or the Securities

Act, except for shares received by persons who may be deemed to be AbbVie affiliates. Persons who may be deemed to be AbbVie affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with AbbVie, which may include certain AbbVie executive officers, directors or principal stockholders. Securities held by AbbVie affiliates will be subject to resale restrictions under the Securities Act. AbbVie affiliates will be permitted to sell shares of AbbVie common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

The Number of Shares of AbbVie Common Stock You Will Receive

        For each Abbott common share that you own at the close of business on December 12, 2012, the record date, you will receive one share of AbbVie common stock on the distribution date. Abbott will not distribute any fractional shares of AbbVie common stock to its shareholders. Instead, if you are a registered holder, Computershare Trust Company, N.A. will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The transfer agent, in its sole discretion, without any influence by Abbott or AbbVie, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either Abbott or AbbVie. Neither AbbVie nor Abbott will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

        The aggregate net cash proceeds of these sales will be taxable for U.S. federal income tax purposes. See "Material U.S. Federal Income Tax Consequences" for an explanation of the material U.S. federal income tax consequences of the distribution. If you hold physical certificates for Abbott common shares and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. AbbVie estimates that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Abbott common shares through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Distribution

        After its separation from Abbott, AbbVie will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on December 12, 2012, the record date for the distribution, and will reflect any exercise of Abbott options between the date the Abbott board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding Abbott common shares or any rights of Abbott's shareholders. Abbott will not distribute any fractional shares of AbbVie common stock.

        AbbVie has entered into a separation agreement with Abbott and will enter into other agreements with Abbott before the distribution to effect the separation and provide a framework for AbbVie's relationship with Abbott after the separation. These agreements will provide for the allocation between Abbott and AbbVie of Abbott's assets, liabilities and obligations (including employee benefits, intellectual property, and tax-related assets and liabilities) attributable to periods prior to AbbVie's separation from Abbott and will govern the relationship between Abbott and AbbVie after the separation. For a more detailed description of these agreements, see "Certain Relationships and Related Person Transactions."

Market for AbbVie Common Stock

        There is currently no public trading market for AbbVie's common stock. AbbVie has applied to list its common stock on the NYSE under the symbol "ABBV." AbbVie has not and will not set the initial price of its common stock. The initial price will be established by the public markets. AbbVie also intends to list its common stock on the Chicago Stock Exchange, NYSE Euronext Paris, and the SIX Swiss Exchange.

        AbbVie cannot predict the price at which its common stock will trade after the distribution. In fact, the combined trading prices, after the separation, of the shares of AbbVie common stock that each Abbott shareholder will receive in the distribution and the Abbott common shares held at the record date may not equal the "regular-way" trading price of an Abbott share immediately prior to the separation. The price at which AbbVie common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for AbbVie common stock will be determined in the public markets and may be influenced by many factors. See "Risk Factors—Risks Related to AbbVie's Common Stock."

Trading Between the Record Date and Distribution Date

        Beginning on or shortly before the record date and continuing up to and including through the distribution date, Abbott expects that there will be two markets in Abbott common shares: a "regular-way" market and an "ex-distribution" market. Abbott common shares that trade on the "regular-way" market will trade with an entitlement to AbbVie common shares distributed pursuant to the separation. Abbott common shares that trade on the "ex-distribution" market will trade without an entitlement to AbbVie common stock distributed pursuant to the distribution. Therefore, if you sell Abbott common shares in the "regular-way" market up to and including through the distribution date, you will be selling your right to receive AbbVie common stock in the distribution. If you own Abbott common shares at the close of business on the record date and sell those shares on the "ex-distribution" market up to and including through the distribution date, you will receive the shares of AbbVie common stock that you are entitled to receive pursuant to your ownership as of the record date of the Abbott common shares.

        Furthermore, beginning on or shortly before the record date and continuing up to and including the distribution date, AbbVie expects that there will be a "when-issued" market in its common stock. "When-issued" trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The "when-issued" trading market will be a market for AbbVie common stock that will be distributed to holders of Abbott common shares on the distribution date. If you owned Abbott common shares at the close of business on the record date, you would be entitled to AbbVie common stock distributed pursuant to the distribution. You may trade this entitlement to shares of AbbVie common stock, without the Abbott common shares you own, on the "when-issued" market. On the first trading day following the distribution date, "when-issued" trading with respect to AbbVie common stock will end, and "regular-way" trading will begin.

Conditions to the Distribution

        AbbVie has announced that the distribution will be effective at 12:01 a.m. Eastern time, on January 1, 2013, which is the distribution date, provided that the following conditions shall have been satisfied (or waived by Abbott in its sole discretion):

  •
  the making of a $10.2 billion cash distribution (as described in "Certain Relationships and Related Person Transactions—The Separation Agreement—The Cash Distribution") from

    AbbVie to Abbott prior to the distribution (in addition to the approximately $3.0 billion in principal amount of certain senior notes issued by AbbVie to Abbott, which notes were thereafter immediately exchanged by Abbott with a third party for existing commercial paper of Abbott in satisfaction and discharge of such commercial paper) and the determination by Abbott in its sole discretion that following the separation it will have no further liability or obligation whatsoever under the credit facility or any of the other financing arrangements that AbbVie will be entering into in connection with the separation;

  •
  the transfer of assets and liabilities to AbbVie in accordance with the separation agreement has been completed, other than assets and liabilities intended to transfer after the distribution;

  •
  the receipt of a private letter ruling from the IRS to the effect that, among other things, the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code and certain transactions related to the transfer of assets and liabilities to AbbVie in connection with the separation will not result in the recognition of any gain or loss to Abbott, AbbVie or their shareholders, and such private letter ruling shall not have been revoked or modified in any material respect, and the receipt of an opinion from Abbott's outside tax counsel to the effect that the separation and distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code;

  •
  the receipt of an opinion from an independent appraisal firm confirming the solvency and financial viability of Abbott before the distribution and each of Abbott and AbbVie after the distribution that is in form and substance acceptable to Abbott in its sole discretion;

  •
  the SEC declaring effective AbbVie's registration statement on Form 10, of which this information statement forms a part, and the mailing of this information statement to Abbott shareholders;

  •
  all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental authority;

  •
  the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

  •
  no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

  •
  the shares of AbbVie common stock to be distributed shall have been accepted for listing on the NYSE subject to official notice of distribution; and

  •
  no event or development shall have occurred or exist that, in the judgment of Abbott's board of directors, in its sole discretion, makes it inadvisable to effect the separation, the distribution and other related transactions.

        Abbott will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date and the distribution date and the distribution ratio. Abbott does not intend to notify its shareholders of any modifications to the terms of the separation that, in the judgment of its board of directors, are not material. For example, the Abbott board of directors might consider material such matters as significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the Abbott board of directors determines that any modifications by Abbott materially change the material terms of the distribution, Abbott will notify Abbott shareholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of material U.S. federal income tax consequences of the contribution by Abbott of assets of the research-based pharmaceuticals business to AbbVie and the distribution by Abbott of all of AbbVie's outstanding common stock to its shareholders. This summary is based on the Internal Revenue Code of 1986, as amended (the Code), U.S. Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the U.S. Treasury regulations, all as in effect on the date of this information statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect. This summary assumes that the separation and the distribution will be consummated in accordance with the separation agreement and as described in this information statement. This summary does not purport to be a complete description of all U.S. federal income tax consequences of the separation and the distribution nor does it address the effects of any state, local or foreign tax laws or U.S. federal tax laws other than those relating to income taxes on the separation and the distribution. The tax treatment of an Abbott shareholder may vary depending upon that shareholder's particular situation, and certain shareholders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold common shares in Abbott, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, shareholders who hold their Abbott common shares as part of a "hedge," "straddle," "conversion," "synthetic security," "integrated investment" or "constructive sale transaction," individuals who received Abbott common shares upon the exercise of employee stock options or otherwise as compensation, and shareholders who are subject to alternative minimum tax) may be subject to special rules not discussed below. In addition, this summary addresses the U.S. federal income tax consequences to an Abbott shareholder who, for U.S. federal income tax purposes, is a U.S. person and not to an Abbott shareholder who is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign trust or estate. Finally, this summary does not address the U.S. federal income tax consequences to those Abbott shareholders who do not hold their Abbott common shares as capital assets within the meaning of Section 1221 of the Code.

        Each shareholder is urged to consult the shareholder's tax advisor as to the specific tax consequences of the distribution to that shareholder, including the effect of any U.S. federal, state or local or foreign tax laws and of changes in applicable tax laws.

        Abbott has received a private letter ruling from the IRS to the effect that, among other things, the separation and the distribution will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. It is a condition to the distribution that the private letter ruling not be revoked or modified in any material respect. Such ruling is based on, among other things, certain assumptions as well as on the accuracy, correctness and completeness of certain representations and statements that Abbott and AbbVie made to the IRS. In rendering the ruling, the IRS also relied on certain covenants that Abbott and AbbVie enter into, including the adherence by Abbott and AbbVie to certain restrictions on future actions. Although a private letter ruling from the IRS is generally binding on the IRS, if any of the assumptions, representations or statements that Abbott and AbbVie made are, or become, inaccurate, incorrect or incomplete, or if Abbott or AbbVie breach any of their covenants, the separation and the distribution might not qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. For these reasons, notwithstanding receipt by Abbott of the private letter ruling, the IRS could assert successfully that the distribution was taxable. In that event, the consequences described in the ruling would not apply and both Abbott and holders of Abbott common shares who received shares of AbbVie common stock in the distribution could be subject to significant U.S. federal income tax liability.

        Under the private letter ruling from the IRS, the separation and the distribution will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and accordingly, the following will describe the material U.S. federal income tax consequences to Abbott, AbbVie and Abbott shareholders of the separation and the distribution:

  •
  subject to the discussion below regarding Section 355(e) of the Code, neither AbbVie nor Abbott will recognize any gain or loss upon the separation and the distribution of AbbVie common stock and no amount will be includable in the income of Abbott or AbbVie as a result of the separation and the distribution other than taxable income or gain possibly arising out of internal reorganizations undertaken in connection with the separation and distribution and with respect to any items required to be taken into account under U.S. Treasury regulations relating to consolidated federal income tax returns;

  •
  an Abbott shareholder will not recognize any gain or loss and no amount will be includable in income as a result of the receipt of AbbVie common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of AbbVie common stock (as described below);

  •
  an Abbott shareholder's aggregate tax basis in such shareholder's Abbott common shares following the distribution and in AbbVie common stock received in the distribution (including any fractional share interest in AbbVie common stock for which cash is received) will equal such shareholder's tax basis in its Abbott common shares immediately before the distribution, allocated between the Abbott common shares and AbbVie common stock (including any fractional share interest in AbbVie common stock for which cash is received) in proportion to their fair market values on the distribution date;

  •
  an Abbott shareholder's holding period for AbbVie common stock received in the distribution (including any fractional share interest in AbbVie common stock for which cash is received) will include the holding period for that shareholder's Abbott common shares; and

  •
  an Abbott shareholder who receives cash in lieu of a fractional share of AbbVie common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the Abbott shareholder's adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the shareholder's holding period for its Abbott common shares exceeds one year at the time of the distribution.

        U.S. Treasury regulations provide that if an Abbott shareholder holds different blocks of Abbott common shares (generally Abbott common shares purchased or acquired on different dates or at different prices), the aggregate basis for each block of Abbott common shares purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of AbbVie common stock received in the distribution in respect of such block of Abbott common shares and such block of Abbott common shares, in proportion to their respective fair market values on the distribution date. The holding period of the shares of AbbVie common stock received in the distribution in respect of such block of Abbott common shares will include the holding period of such block of Abbott common shares. If an Abbott shareholder is not able to identify which particular shares of AbbVie common stock are received in the distribution with respect to a particular block of Abbott common shares, for purposes of applying the rules described above, the stockholder may designate which shares of AbbVie common stock are received in the distribution in respect of a particular block of Abbott common shares, provided that such designation is consistent with the terms of the distribution. Abbott shareholders are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

        U.S. Treasury regulations also require certain Abbott shareholders who receive AbbVie common stock in the distribution to attach to the shareholder's U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth certain information relating to the tax-free nature of the distribution.

        Even if the distribution otherwise qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code, it could be taxable to Abbott (but not Abbott's shareholders) under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50 percent or greater interest by vote or value, in Abbott or AbbVie. For this purpose, any acquisitions of Abbott common shares or AbbVie common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although Abbott or AbbVie may be able to rebut that presumption.

        Payments of cash to holders of Abbott common shares in lieu of fractional shares may be subject to information reporting and backup withholding at a rate of 28 percent, unless a shareholder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax. Amounts withheld as backup withholding may be refunded or credited against a shareholder's U.S. federal income tax liability, provided that the required information is timely supplied to the IRS.

        In connection with the distribution, AbbVie and Abbott will enter into a tax sharing agreement pursuant to which AbbVie will agree to be responsible for certain tax liabilities and obligations following the distribution. For a description of the tax sharing agreement, see "Certain Relationships and Related Person Transactions—Tax Sharing Agreement."

        The foregoing is a summary of material U.S. federal income tax consequences of the separation and the distribution under current law and particular circumstances. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of shareholders. Each Abbott shareholder should consult its own tax advisor as to the particular tax consequences of the distribution to such shareholder, including the application of U.S. federal, state or local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.

 DESCRIPTION OF MATERIAL INDEBTEDNESS

        In July 2012, AbbVie and Abbott entered into a $2.0 billion unsecured 5-year revolving credit facility, which AbbVie intends to use to support commercial paper borrowing arrangements. In July 2012, AbbVie also entered into a $7.5 billion unsecured 364-day bridge loan facility, which was guaranteed by Abbott. As of the date of this information statement, the bridge loan facility has been terminated. In November 2012, AbbVie issued $14.7 billion aggregate principal amount of senior notes, which were offered and sold to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to non-U.S. persons in reliance on Regulation S under the Securities Act. Approximately $3.0 billion of these senior notes were issued to Abbott as partial consideration for the transfer of assets from Abbott to AbbVie. AbbVie used part of the net proceeds from the sale of senior notes (other than the senior notes issued to Abbott) to finance the payment of a $10.2 billion distribution to Abbott, as provided by the terms of the separation agreement. AbbVie intends to use the remaining proceeds to pay related fees and expenses and for general corporate purposes. Abbott has used the proceeds it received from AbbVie, in part, to fund its cash tender offers for certain of Abbott's outstanding notes. AbbVie's debt balance at the time of the separation was determined based on internal capital planning and considered the following factors and assumptions: anticipated business plan, optimal debt levels, operating activities, general economic contingencies, investment grade credit rating, and desired financing capacity.

Senior Notes

        The following is a description of the material terms of the senior notes, which description is qualified in its entirety by reference to the full text of the indenture, the supplemental indenture and the registration rights agreement, which are incorporated by reference into this information statement.

        In November 2012, AbbVie issued $14.7 billion aggregate principal amount of senior notes consisting of the following series:

  •
  $3.5 billion aggregate principal amount of 1.200% senior notes due 2015 (the Fixed 2015 Notes);

  •
  $4.0 billion aggregate principal amount of 1.750% senior notes due 2017 (the 2017 Notes);

  •
  $1.0 billion aggregate principal amount of 2.000% senior notes due 2018 (the 2018 Notes);

  •
  $3.1 billion aggregate principal amount of 2.900% senior notes due 2022 (the 2022 Notes);

  •
  $2.6 billion aggregate principal amount of 4.400% senior notes due 2042 (the 2042 Notes); and

  •
  $0.5 billion aggregate principal amount of floating rate senior notes due 2015 (the Floating 2015 Notes).

        The senior notes are AbbVie's unsecured, unsubordinated obligations. Abbott has guaranteed each series of senior notes on an unsecured, unsubordinated basis. Abbott's guarantee of each series of senior notes will terminate and be released upon the distribution of shares of AbbVie common stock to shareholders of Abbott.

        AbbVie offered and sold the senior notes, except for approximately $3.0 billion in aggregate principal amount of 2022 Notes, in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act and non-U.S. persons pursuant to Regulation S under the Securities Act. AbbVie issued approximately $3.0 billion in aggregate principal amount of 2022 Notes to Abbott as partial consideration for the transfer of assets from Abbott to AbbVie and not for cash. Abbott then exchanged these 2022 Notes with Morgan Stanley & Co. LLC (Morgan Stanley) in satisfaction and discharge of commercial paper that was previously issued by Abbott to Morgan Stanley, and Morgan Stanley offered and sold such 2022 Notes in the private placement.

        AbbVie may redeem all of the senior notes of each series, other than the Floating 2015 Notes, at any time, and some of the senior notes of each series, other than the Floating 2015 Notes, from time to time, at a redemption price equal to the principal amount of the senior notes redeemed plus a make-whole premium. AbbVie may not redeem the Floating 2015 Notes prior to maturity.

        The senior notes are governed by an indenture dated as of November 8, 2012 between AbbVie and U.S. Bank National Association, as trustee, as supplemented by a supplemental indenture dated November 8, 2012. Subject to certain qualifications and exceptions, this indenture limits AbbVie's ability and the ability of certain of AbbVie's subsidiaries to incur mortgages with respect to principal domestic properties and to enter into sale and leaseback transactions with respect to principal domestic properties, and limits AbbVie's ability to merge or consolidate with any other entity or convey, transfer or lease AbbVie's properties and assets substantially as an entirety.

        The indenture also provides for certain events of default (subject, in certain cases, to receipt of notice of default and/or customary grace or cure periods), including, but not limited to, (i) failure to pay interest for 30 days, (ii) failure to pay principal when due, (iii) failure to perform, or breach of, any other covenant in the indenture for 90 days after notice is given by the trustee or the holders of 25% of the outstanding principal amount and (iv) certain specified events of bankruptcy, insolvency or reorganization of AbbVie.

        In connection with the issuance of the senior notes, AbbVie and Abbott agreed with the initial purchasers under a registration rights agreement to (i) file a registration statement on an appropriate registration form with respect to a registered offer to exchange the senior notes for new notes, with terms substantially identical in all material respects to the senior notes and (ii) cause the registration statement to be declared effective under the Securities Act. If the exchange of the senior notes for registered notes is not completed on or before November 4, 2013, AbbVie will use its reasonable best efforts to file and to have declared effective a shelf registration statement relating to the resales of the senior notes.

Revolving Credit and Bridge Loan Facilities

        In July 2012, AbbVie and Abbott entered into a $2.0 billion unsecured 5-year revolving credit facility. Bank of America, N.A. is the administrative agent. Morgan Stanley Senior Funding, Inc., Barclays Bank PLC and JPMorgan Chase Bank, N.A. acted as syndication agents, and Morgan Stanley Senior Funding, Inc., Barclays Bank PLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as joint lead arrangers and joint bookrunners. Upon the distribution of shares of AbbVie common stock to Abbott shareholders and subject to the satisfaction of certain conditions, Abbott will be relieved of all obligations under the revolving credit facility, and AbbVie will become solely obligated to satisfy any payments and other obligations under the revolving credit facility. No amounts are currently outstanding under the revolving credit facility, and AbbVie does not expect to borrow under the facility unless other sources of financing are insufficient or unavailable. AbbVie intends the revolving credit facility to support commercial paper borrowing arrangements.

        In July 2012, AbbVie entered into a $7.5 billion unsecured 364-day bridge loan facility. The bridge loan facility was guaranteed by Abbott. Morgan Stanley Senior Funding, Inc. was the administrative agent. Bank of America, N.A., Barclays Bank PLC and JPMorgan Chase Bank, N.A. acted as syndication agents, and Morgan Stanley Senior Funding, Inc., Barclays Bank PLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as joint lead arrangers and joint bookrunners. As of the date of this information statement, all commitments under the bridge loan facility have been permanently terminated, and Abbott has been relieved of all obligations under its guarantee of the bridge loan facility.

DESCRIPTION OF ABBVIE'S CAPITAL STOCK

        AbbVie's certificate of incorporation and by-laws will be amended and restated prior to the separation. The following is a summary of the material terms of AbbVie's capital stock that will be contained in the amended and restated certificate of incorporation and by-laws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or of the by-laws to be in effect at the time of the distribution. The summary is qualified in its entirety by reference to these documents, which you must read (along with the applicable provisions of Delaware law) for complete information on AbbVie's capital stock as of the time of the distribution. The certificate of incorporation and by-laws to be in effect at the time of the distribution will be included as exhibits to AbbVie's registration statement on Form 10, of which this information statement forms a part.

General

        AbbVie's authorized capital stock consists of four (4) billion shares of common stock, par value $0.01 per share, and 200 million shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock are undesignated. AbbVie's board of directors may establish the rights and preferences of the preferred stock from time to time. Immediately following the distribution, AbbVie expects that approximately 1.58 billion shares of its common stock will be issued and outstanding and that no shares of preferred stock will be issued and outstanding.

Common Stock

        Each holder of AbbVie common stock will be entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there will be no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of AbbVie common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by its board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of AbbVie, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then outstanding preferred stock.

        Holders of AbbVie common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. After the distribution, all outstanding shares of AbbVie common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of AbbVie common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that AbbVie may designate and issue in the future.

Preferred Stock

        Under the terms of AbbVie's amended and restated certificate of incorporation, its board of directors will be authorized, subject to limitations prescribed by the Delaware General Corporation Law, or the DGCL, and by its amended and restated certificate of incorporation, to issue up to 200 million shares of preferred stock in one or more series without further action by the holders of its common stock. AbbVie's board of directors will have the discretion, subject to limitations prescribed by the DGCL and by AbbVie's amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and AbbVie's Amended and Restated Certificate of Incorporation and By-laws

        Provisions of the DGCL and AbbVie's amended and restated certificate of incorporation and by-laws could make it more difficult to acquire AbbVie by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that its board of directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with AbbVie's board of directors. AbbVie believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

        Delaware Anti-Takeover Statute.    AbbVie will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by AbbVie's board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by AbbVie's stockholders.

        Classified Board.    AbbVie's amended and restated certificate of incorporation and amended and restated by-laws will provide that its board of directors will be divided into three classes. At the time of the separation, AbbVie's board of directors will be divided into three classes, each comprised of three directors. The three directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which AbbVie expects to hold in 2013. The three directors designated as Class II directors will have terms expiring at the following year's annual meeting of stockholders, which AbbVie expects to hold in 2014, and the three directors designated as Class III directors will have terms expiring at the following year's annual meeting of stockholders, which AbbVie expects to hold in 2015. Commencing with the first annual meeting of stockholders following the separation, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of AbbVie's board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of AbbVie.

        Removal of Directors.    AbbVie's amended and restated by-laws will provide that its stockholders may only remove its directors for cause.

        Amendments to Certificate of Incorporation.    AbbVie's amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least 80 percent of its voting stock then outstanding is required to amend certain provisions relating to the number, term and removal of its directors, the filling of its board vacancies, the calling of special meetings of stockholders, stockholder action by written consent, and director and officer indemnification.

        Amendments to By-Laws.    AbbVie's by-laws will provide that they may be amended by AbbVie's board of directors or by the affirmative vote of holders of a majority of AbbVie's voting stock then outstanding, except that the affirmative vote of holders of at least 80 percent of AbbVie's voting stock then outstanding is required to amend certain provisions relating to the number, term and removal of AbbVie's directors, the filling of its board vacancies, the calling of special meetings of stockholders, stockholder action by written consent, and director and officer indemnification.

        Size of Board and Vacancies.    AbbVie's amended and restated by-laws will provide that the number of directors on its board of directors will be fixed exclusively by its board of directors. Any vacancies created in its board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on AbbVie's board of directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.

        Special Stockholder Meetings.    AbbVie's amended and restated certificate of incorporation will provide that only the chairman of its board of directors, its chief executive officer or its board of directors pursuant to a resolution adopted by a majority of the entire board of directors may call special meetings of AbbVie stockholders. Stockholders may not call special stockholder meetings.

        Stockholder Action by Written Consent.    AbbVie's amended and restated certificate of incorporation will expressly eliminate the right of its stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of AbbVie stockholders.

        Requirements for Advance Notification of Stockholder Nominations and Proposals.    AbbVie's amended and restated by-laws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors.

        No Cumulative Voting.    The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company's certificate of incorporation provides otherwise. AbbVie's amended and restated certificate of incorporation will not provide for cumulative voting.

        Undesignated Preferred Stock.    The authority that AbbVie's board of directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of AbbVie's company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. AbbVie's board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

        The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors, and AbbVie's amended and restated certificate of incorporation will include such an exculpation provision. AbbVie's amended and restated certificate of incorporation and by-laws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of AbbVie, or for serving at AbbVie's request as a director or officer or another position at another corporation or enterprise, as the case may be. AbbVie's amended and restated certificate of incorporation and by-laws will also provide that AbbVie must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. AbbVie's amended and restated certificate of incorporation will expressly authorize AbbVie to carry directors' and officers' insurance to protect AbbVie, its directors, officers and certain employees for some liabilities.

        The limitation of liability and indemnification provisions that will be in AbbVie's amended and restated certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against AbbVie's directors and officers, even though such an action, if successful, might otherwise benefit AbbVie and its stockholders. However, these provisions will not limit or eliminate AbbVie's rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director's duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, AbbVie pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any AbbVie directors, officers or employees for which indemnification is sought.

Exclusive Forum

        AbbVie's amended and restated certificate of incorporation will provide that unless the board of directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of AbbVie, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of AbbVie to AbbVie or AbbVie's stockholders, creditors or other constituents, any action asserting a claim against AbbVie or any director or officer of AbbVie arising pursuant to any provision of the DGCL or AbbVie's amended and restated certificate of incorporation or by-laws, or any action asserting a claim against AbbVie or any director or officer of AbbVie governed by the internal affairs doctrine. However, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another court sitting in the State of Delaware.

Authorized but Unissued Shares

        AbbVie's authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. AbbVie may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of AbbVie by means of a proxy contest, tender offer, merger or otherwise.

Listing

        AbbVie has applied to have its shares of common stock listed on the NYSE under the symbol "ABBV."

Sale of Unregistered Securities

        On May 18, 2012, AbbVie issued one share of its common stock to Abbott, and on November 1, 2012, AbbVie issued an additional 100 shares of its common stock to Abbott, in each case pursuant to Section 4(2) of the Securities Act. AbbVie did not register either issuance of the issued shares under the Securities Act because such issuances did not constitute public offerings. In addition, in November 2012, AbbVie issued $14.7 billion aggregate principal amount of senior notes pursuant to an exemption under the Securities Act. See "Description of Material Indebtedness."

Transfer Agent and Registrar

        After the distribution, the transfer agent and registrar for AbbVie's common stock will be Computershare Trust Company, N.A.

  Computershare
  250 Royall Street
  Canton, MA 02021
  877-881-5970
   www.computershare.com/investor

 WHERE YOU CAN FIND MORE INFORMATION

        AbbVie has filed a registration statement on Form 10 with the SEC with respect to the shares of AbbVie common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to AbbVie and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

        As a result of the distribution, AbbVie will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

        AbbVie intends to furnish holders of its common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

        You should rely only on the information contained in this information statement or to which this information statement has referred you. AbbVie has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Abbott Laboratories:

        We have audited the accompanying combined balance sheets of the Research-Based Pharmaceuticals Business of Abbott Laboratories ("AbbVie" or the "Company") as of December 31, 2011 and 2010, and the related combined statements of earnings, comprehensive income, investment in AbbVie, and cash flows for each of the three years in the period ended December 31, 2011. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

        As described in Note 1, the accompanying combined financial statements have been derived from the consolidated financial statements and accounting records of Abbott Laboratories. The combined financial statements also include expense allocations for certain corporate functions historically provided by Abbott Laboratories. These allocations may not be reflective of the actual expense which would have been incurred had the Company operated as a separate entity apart from Abbott Laboratories.

/s/ Deloitte & Touche LLP
Chicago, Illinois June 4, 2012

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Combined Statement of Earnings

(dollars in thousands)

	Year Ended December 31
	2011	2010	2009
Net Sales	$17,443,951	$15,637,731	$14,214,196

Cost of products sold	4,639,393	4,292,989	4,056,390
Research and development	2,617,506	2,494,598	1,707,440
Acquired in-process and collaborations research and development	672,500	313,200	170,000
Selling, general and administrative	5,893,820	3,820,161	3,348,572

Total Operating Cost and Expenses	13,823,219	10,920,948	9,282,402

Operating Earnings	3,620,732	4,716,783	4,931,794
Net foreign exchange (gain) loss	(30,137)	(29,764)	18,958
Other (income) expense, net	(17,658)	(88,950)	(1,037,481)

Earnings Before Taxes	3,668,527	4,835,497	5,950,317
Taxes on Earnings	235,399	657,631	1,313,802

Net Earnings	$3,433,128	$4,177,866	$4,636,515

The accompanying notes to combined financial statements are an integral part of this statement.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Combined Statement of Comprehensive Income

(dollars in thousands)

	Year Ended December 31
	2011	2010	2009
Net Earnings	$3,433,128	$4,177,866	$4,636,515

Foreign currency translation (loss) gain adjustments	(294,897)	(383,383)	224,336
Net actuarial (losses) and prior service cost and amortization of net actuarial losses and prior service cost, net of taxes of $(11,590) in 2011, $(2,303) in 2010 and $(7,715) in 2009	(7,133)	(22,286)	(46,204)
Unrealized gains on marketable equity securities, net of taxes of $9,773 in 2011, $4,182 in 2010 and $336 in 2009	16,929	7,243	591
Net adjustments for derivative instruments designated as cash flow hedges, net of taxes of $(8,279) in 2011 and $10,445 in 2010	(28,354)	5,209	28,380

Other Comprehensive (loss) income	(313,455)	(393,217)	207,103

Comprehensive Income	$3,119,673	$3,784,649	$4,843,618

Supplemental Accumulated Other Comprehensive Income (Loss) Information, net of tax as of December 31:
Cumulative foreign currency translation (gain) adjustments	$(8,436)	$(303,333)
Net actuarial losses and prior service cost	65,201	58,068
Cumulative unrealized (gains) on marketable equity securities	(26,364)	(9,435)
Cumulative (gains) on derivative instruments designated as cash flow hedges	(5,235)	(33,589)

The accompanying notes to combined financial statements are an integral part of this statement.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Combined Statement of Cash Flows

(dollars in thousands)

	Year Ended December 31
	2011	2010	2009
Cash Flow From (Used in) Operating Activities:
Net earnings	$3,433,128	$4,177,866	$4,636,515
Adjustments to reconcile earnings to net cash from operating activities—
Depreciation	507,915	476,020	325,281
Amortization of intangible assets	764,279	708,341	372,211
Derecognition of a contingent liability associated with the conclusion of the TAP Pharmaceutical Products Inc. joint venture	—	—	(797,130)
Share-based compensation	162,976	166,750	156,718
Acquired in-process and collaborations research and development	672,500	313,200	170,000
Trade receivables	(497,739)	(60,128)	(322,193)
Inventories	(87,602)	(73,327)	165,347
Prepaid expenses and other assets	(205,644)	(37,823)	450,263
Trade accounts payable and other liabilities	1,497,147	(694,737)	210,324

Net Cash From Operating Activities	6,246,960	4,976,162	5,367,336

Cash Flow From (Used in) Investing Activities:
Acquisitions of businesses and technologies, net of cash acquired	(272,500)	(2,621,307)	(170,000)
Acquisitions of property and equipment	(355,515)	(448,141)	(312,565)
Release of (deposit of) restricted funds	1,870,000	(1,870,000)	—
Purchases of investment securities	(1,943,258)	(93,633)	(4,213)
Sales of investment securities	1,254,931	939	6
Other	241	378	417

Net Cash From (Used in) Investing Activities	553,899	(5,031,764)	(486,355)

Cash Flow From (Used in) Financing Activities:
Capital lease transactions	(21,086)	(32,082)	(34,766)
Net transactions with Abbott Laboratories	(6,761,935)	97,291	(4,846,385)

Net Cash (Used in) Financing Activities	(6,783,021)	65,209	(4,881,151)

Net Increase (Decrease) in Cash and Cash Equivalents	17,838	9,607	(170)
Cash and Cash Equivalents, Beginning of Year	9,644	37	207

Cash and Cash Equivalents, End of Year	$27,482	$9,644	$37

The accompanying notes to combined financial statements are an integral part of this statement.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Combined Balance Sheet

(dollars in thousands)

	December 31
	2011	2010
Assets
Current Assets:
Cash and cash equivalents	$27,482	$9,644
Investments, primarily U.S. treasury bills	626,099	1,131
Restricted funds, primarily U.S. treasury bills	—	1,872,490
Trade receivables, less allowances of—2011: $160,832; 2010: $153,710	3,817,486	3,373,104
Inventories:
Finished products	428,286	439,877
Work in process	207,229	223,930
Materials	236,067	172,463

Total inventories	871,582	836,270
Deferred income taxes	1,468,794	1,636,811
Other prepaid expenses and receivables	542,712	489,043

Total Current Assets	7,354,155	8,218,493

Investments, primarily equity securities	229,342	137,360

Property and Equipment, at Cost:
Land	106,353	109,478
Buildings	1,304,630	1,338,983
Equipment	4,331,083	4,382,678
Construction in progress	205,644	270,787

	5,947,710	6,101,926
Less: accumulated depreciation and amortization	3,803,510	3,744,363

Net Property and Equipment	2,144,200	2,357,563

Intangible Assets, net of amortization	2,910,167	3,691,178
Goodwill	6,099,652	6,197,182
Deferred Income Taxes and Other Assets	919,650	532,929

Total Assets	$19,657,166	$21,134,705

Liabilities and Net Parent Company Investment in AbbVie
Current Liabilities:
Trade accounts payable	$417,030	$356,784
Salaries, wages and commissions	434,964	441,842
Accrued sales rebates	1,536,826	1,406,516
Other accrued liabilities	3,507,858	1,556,106

Total Current Liabilities	5,896,678	3,761,248

Long-term Liabilities	1,536,775	1,670,458
Commitments and Contingencies
Net parent company investment in AbbVie	12,248,879	15,414,710
Accumulated other comprehensive income (loss)	(25,166)	288,289

Total Parent Company Equity	12,223,713	15,702,999

Total Liabilities and Net Parent Company Investment in AbbVie	$19,657,166	$21,134,705

The accompanying notes to combined financial statements are an integral part of this statement.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Combined Statement of Investment in AbbVie

(dollars in thousands)

	Year Ended December 31
	2011	2010	2009
Beginning balance	$15,702,999	$11,654,309	$11,500,358
Net earnings	3,433,128	4,177,866	4,636,515
Net transactions with Abbott	(6,598,959)	264,041	(4,689,667)
Other comprehensive (loss) income	(313,455)	(393,217)	207,103

Ending balance	$12,223,713	$15,702,999	$11,654,309

The accompanying notes to combined financial statements are an integral part of this statement.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements

Note 1—Basis of Presentation

        The principal business of AbbVie is the discovery, development, manufacture and sale of a broad line of proprietary pharmaceutical products. Substantially all of AbbVie's U.S. sales are to three wholesalers. Outside the U.S., products are sold primarily to health care providers or through distributors, depending on the market served.

        On October 19, 2011, Abbott Laboratories (Abbott) announced its plan to separate into two independent public companies, one in diversified medical products and the other in research-based pharmaceuticals. To accomplish this separation, Abbott created AbbVie Inc. to be the parent company for the research-based pharmaceuticals business. AbbVie Inc. was incorporated in Delaware on April 10, 2012 and is currently a wholly owned subsidiary of Abbott. To effect the separation, Abbott will make a pro rata distribution of AbbVie Inc.'s common stock to Abbott's shareholders. The distribution is subject to a number of conditions, including the receipt of a private letter ruling from the Internal Revenue Service to the effect that, among other things, the distribution will qualify as a tax-free transaction for U.S. federal income tax purposes.

        The accompanying combined financial statements have been prepared on a stand-alone basis and are derived from Abbott's consolidated financial statements and accounting records. The combined financial statements reflect AbbVie's financial position, results of operations, and cash flows as its business was operated as part of Abbott prior to the distribution, in conformity with U.S. generally accepted accounting principles.

        The combined financial statements include the allocation of certain assets and liabilities that have historically been held at the Abbott corporate level but which are specifically identifiable or allocable to AbbVie. Cash and cash equivalents, short-term investment securities and restricted funds held by Abbott were not allocated to AbbVie unless the cash or short-term investment securities were held by an entity that will be transferred to AbbVie. All intracompany transactions and accounts have been eliminated. All intercompany transactions between AbbVie and Abbott are considered to be effectively settled in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statement of cash flow as a financing activity and in the combined balance sheet as Net parent company investment in AbbVie.

        AbbVie's combined financial statements include an allocation of expenses related to certain Abbott corporate functions, including senior management, legal, human resources, finance, information technology, and quality assurance. These expenses have been allocated to AbbVie based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of revenues, headcount, square footage, number of transactions or other measures. AbbVie considers the expense allocation methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had AbbVie operated as an independent, publicly-traded company for the periods presented.

        Abbott maintains various benefit and stock-based compensation plans at a corporate level and other benefit plans at an international entity level. AbbVie employees participate in those programs and a portion of the cost of those plans is included in AbbVie's financial statements. However, AbbVie's combined balance sheet does not include any equity related to stock-based compensation plans or any net benefit plan obligations unless the benefit plan covers only active and inactive AbbVie

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 1—Basis of Presentation (Continued)

employees. See Note 8 and Note 6 for a further description of the accounting for stock-based compensation and benefit plans.

        In 2011, the Financial Accounting Standards Board (FASB) issued an amendment to Topic 270 in the FASB's Accounting Standards Codification. The amendment requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. AbbVie adopted this amendment for the year ended December 31, 2011 and retrospectively presented all non-owner changes in stockholders' equity in two separate but consecutive statements. Adoption of this amendment did not have a material impact on AbbVie's results of operations, cash flows or financial position.

Note 2—Summary of Significant Accounting Policies

        CONCENTRATION OF RISK—Due to the nature of its operations, AbbVie is not subject to significant concentration risks relating to customers, products or geographic locations, except that three U.S. wholesalers accounted for 43 percent and 46 percent of total net trade receivables as of December 31, 2011 and 2010, respectively, and substantially all of AbbVie's U.S. sales are to these three wholesalers. In addition, governmental accounts in Greece, Portugal, Italy and Spain accounted for 30 percent and 26 percent of total net trade receivables as of December 31, 2011 and 2010, respectively. Product warranties are not significant.

        CONTINGENCIES AND GUARANTEES—In connection with the distribution, AbbVie will indemnify Abbott for all liabilities resulting from the operation of AbbVie's business other than income tax liabilities with respect to periods prior to the distribution date and other liabilities as agreed to by AbbVie and Abbott.

        AbbVie has no material exposures to off-balance sheet arrangements; no special purpose entities; nor activities that include non-exchange-traded contracts accounted for at fair value. AbbVie has periodically entered into agreements in the ordinary course of business, such as assignment of product rights, with other companies which has resulted in AbbVie becoming secondarily liable for obligations that AbbVie was previously primarily liable. Since AbbVie no longer maintains a business relationship with the other parties, AbbVie is unable to develop an estimate of the maximum potential amount of future payments, if any, under these obligations. Based upon past experience, the likelihood of payments under these agreements is remote. AbbVie periodically acquires a business or product rights in which AbbVie agrees to pay contingent consideration based on attaining certain thresholds or based on the occurrence of certain events.

        USE OF ESTIMATES—The financial statements have been prepared in accordance with generally accepted accounting principles in the United States and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for sales rebates, income taxes, pension benefits, valuation of intangible assets, including goodwill, litigation, derivative financial instruments, and inventory and accounts receivable exposures.

        REVENUE RECOGNITION—AbbVie recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability of the sales price is reasonably assured. Revenue from product sales is recognized when title and risk of loss have passed to the customer. Provisions for discounts, rebates and sales incentives to customers,

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

and returns and other adjustments are provided for in the period the related sales are recorded. Sales incentives to customers are not material. Historical data is readily available and reliable, and is used for estimating the amount of the reduction in gross sales. Revenue from the launch of a new product, from an improved version of an existing product, or for shipments in excess of a customer's normal requirements are recorded when the conditions noted above are met. In those situations, management records a returns reserve for such revenue, if necessary. Sales of product rights for marketable products are recorded as revenue upon disposition of the rights.

        INCOME TAXES—In AbbVie's combined financial statements, income tax expense and deferred tax balances have been calculated on a separate tax return basis although AbbVie's operations have historically been included in the tax returns filed by the respective Abbott entities of which the AbbVie business is a part. In the future, as a stand-alone entity, AbbVie will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in the historical periods.

        AbbVie does not maintain an income taxes payable to/from account with Abbott. With the exception of certain entities outside the U.S. that will transfer to AbbVie at separation, AbbVie is deemed to settle current tax balances with the Abbott tax paying entities in the respective jurisdictions. These settlements are reflected as changes in Net parent company investment. Deferred income taxes are provided for the tax effect of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at the enacted statutory rate to be in effect when the taxes are paid.

        PENSION AND POST-EMPLOYMENT BENEFITS—Abbott provides pension and post-employment health care benefits to many AbbVie employees. These plans are accounted for as multiemployer benefit plans and are not reflected in AbbVie's combined balance sheets. At the separation date, AbbVie expects to record the net benefit plan obligations transferred from Abbott. AbbVie's combined statements of earnings include expense allocations for these benefits. These expenses were funded through intercompany transactions with Abbott which are reflected within Net parent company investment in AbbVie.

        Certain pension plans in AbbVie's German and U.S. operations are AbbVie's direct obligations and have been recorded in the combined financial statements. AbbVie engages outside actuaries to assist in the determination of the obligations and costs under these plans. AbbVie must develop long-term assumptions, the most significant of which are the discount rates and the expected return on plan assets. At December 31, 2011, pretax net actuarial losses and prior service costs recognized in Accumulated other comprehensive income (loss) for these plans were losses of $98 million. Actuarial losses and gains are amortized over the remaining service attribution periods of the employees under the corridor method, in accordance with the rules for accounting for post-employment benefits. Differences between the expected long-term return on plan assets and the actual annual return are amortized over a five-year period.

        FAIR VALUE MEASUREMENTS—For assets and liabilities that are measured using quoted prices in active markets, total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs. Assets and liabilities that are measured using significant other observable inputs are valued by reference to similar assets or liabilities, adjusted for contract restrictions and other terms specific to that asset or liability. For these items, a significant portion of fair value is derived by reference to quoted prices of similar assets or liabilities in active

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

markets. For all remaining assets and liabilities, fair value is derived using a fair value model, such as a discounted cash flow model or Black-Scholes model. Purchased intangible assets are recorded at fair value. The fair value of significant purchased intangible assets is based on independent appraisals. AbbVie uses a discounted cash flow model to value intangible assets. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, the cost of capital, terminal values and market participants. AbbVie reviews the recoverability of definite-lived intangible assets each quarter using an undiscounted net cash flow approach. Impairment reviews are performed for goodwill and indefinite-lived intangible assets on at least an annual basis.

        SHARE-BASED COMPENSATION—Abbott maintains an incentive stock program for the benefit of its officers, directors, and certain employees, including certain AbbVie employees. The value of stock options and restricted stock awards and units are amortized over their service period, which could be shorter than the vesting period if an employee is retirement eligible, with a charge to compensation expense.

        LITIGATION—AbbVie accounts for litigation losses in accordance with FASB ASC No. 450, "Contingencies." Under ASC No. 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. Legal fees are recorded as incurred.

        CASH, CASH EQUIVALENTS AND INVESTMENTS—Cash equivalents consist of time deposits and certificates of deposit with original maturities of three months or less. Investments in marketable equity securities are classified as available-for-sale and are recorded at fair value with any unrealized holding gains or losses, net of tax, included in Accumulated other comprehensive income (loss). Investments in equity securities that are not traded on public stock exchanges are recorded at cost.

        AbbVie reviews the carrying value of investments each quarter to determine whether an other than temporary decline in market value exists. AbbVie considers factors affecting the investee, factors affecting the industry the investee operates in and general equity market trends. AbbVie considers the length of time an investment's market value has been below cost and the near-term prospects for recovery. When AbbVie determines that an other than temporary decline has occurred, the cost basis investment is written down with a charge to income and the available-for-sale securities' unrealized loss is recognized as a charge to income and removed from Accumulated other comprehensive income (loss).

        TRADE RECEIVABLE VALUATIONS—Accounts receivable are stated at their net realizable value. The allowance against gross trade receivables reflects the best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information. Accounts receivable are charged off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

        INVENTORIES—Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material and conversion costs.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

        PROPERTY AND EQUIPMENT—Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The following table shows estimated useful lives of property and equipment:

Classification	Estimated Useful Lives
Buildings	15 to 66 years (average 25 years)
Equipment	5 to 35 years (average 10 years)

        PRODUCT LIABILITY—AbbVie accrues for product liability claims, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. The liabilities are adjusted quarterly as additional information becomes available. Receivables for insurance recoveries for product liability claims are recorded as assets, on an undiscounted basis, when it is probable that a recovery will be realized. Product liability losses are self-insured.

        RESEARCH AND DEVELOPMENT COSTS—Internal research and development costs are expensed as incurred. Clinical trial costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development collaborations for pre-commercialization milestones, the milestone payment obligations are expensed when the milestone results are achieved.

        ACQUIRED IN-PROCESS AND COLLABORATIONS RESEARCH AND DEVELOPMENT (IPR&D)—The initial costs of rights to IPR&D projects obtained in an asset acquisition are expensed as IPR&D unless the project has an alternative future use. These costs include initial payments incurred prior to regulatory approval in connection with research and development collaboration agreements that provide rights to develop, manufacture, market and/or sell pharmaceutical products. The fair value of IPR&D projects acquired in a business combination are capitalized and accounted for as indefinite-lived intangible assets.

Note 3—Supplemental Financial Information

        The judgment entered by the U.S. District Court for the Eastern District of Texas against AbbVie in its litigation with New York University and Centocor, Inc. required AbbVie to secure the judgment in the event that its appeal to the Federal Circuit court was unsuccessful in overturning the district court's decision. In the first quarter of 2010, AbbVie deposited $1.87 billion with an escrow agent and considered these assets to be restricted. On February 23, 2011, the Federal Circuit reversed the district court's final judgment and found Centocor's patent invalid. On April 25, 2011 Centocor petitioned the Federal Circuit to rehear and reconsider the decision. In June 2011 the Federal Circuit denied Centocor's petition and the restrictions on the funds were lifted.

        Other (income) expense, net, for 2011 includes $56 million of fair value adjustments and accretion in the contingent consideration related to the acquisition of Solvay's U.S. pharmaceuticals business. Other (income) expense, net, for 2009 includes the derecognition of a contingent liability of $797 million associated with the conclusion of the TAP Pharmaceutical Products Inc. joint venture. The contingent liability was established as AbbVie agreed to remit cash to Takeda if certain research and development events were not achieved on the development assets retained by Takeda. In 2009, the research and development events were achieved and the contingent liability was derecognized. Other

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 3—Supplemental Financial Information (Continued)

(income) expense, net, for 2011, 2010 and 2009 also includes ongoing contractual payments from Takeda associated with the conclusion of the TAP joint venture. Advertising expenses were $375 million, $290 million and $205 million in 2011, 2010 and 2009.

        Other accrued liabilities as of December 31, 2011 includes $1.5 billion related to a government investigation, $400 million for acquired in-process research and development and $417 million for royalties. Other accrued liabilities as of December 31, 2010 includes $358 million for royalties. Accrued wholesaler chargeback rebates of $171 million and $154 million at December 31, 2011 and 2010 respectively, are netted in trade receivables because AbbVie's customers are invoiced at a higher catalog price but only remit to AbbVie their contract price for the products. Long-term liabilities as of December 31, 2011 and 2010 includes deferred income taxes of $490 million and $485 million, respectively, and defined benefit pension plan liabilities of $397 million and $414 million, respectively.

Note 4—Taxes on Earnings

        In AbbVie's combined financial statements, income tax expense and deferred tax balances have been calculated on a separate tax return basis although AbbVie's operations have historically been included in the tax returns filed by the respective Abbott entities of which the AbbVie business is a part. In the future, as a stand-alone entity, AbbVie will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in the historical periods.

        AbbVie does not maintain an income taxes payable to/from account with Abbott. With the exception of certain entities outside the U.S. that will transfer to AbbVie at separation, AbbVie is deemed to settle current tax balances with the Abbott tax paying entities in the respective jurisdictions. These settlements are reflected as changes in Net parent company investment in AbbVie.

        AbbVie and Abbott will enter into a tax sharing agreement prior to or concurrently with the separation of the two companies.

        Taxes on earnings reflect the annual effective rates, including charges for interest and penalties. Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. U.S. income taxes are provided on those earnings of foreign subsidiaries which are intended to be remitted to the parent company. AbbVie does not record deferred income taxes on earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment. It is not practicable to determine the amount of deferred income taxes not provided on these earnings.

        Earnings before taxes, and the related provisions for taxes on earnings, were as follows:

	2011	2010	2009
	(dollars in millions)
Earnings Before Taxes:
Domestic	$626	$(191)	$2,080
Foreign	3,043	5,026	3,870

Total	$3,669	$4,835	$5,950

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 4—Taxes on Earnings (Continued)

	2011	2010	2009
	(dollars in millions)
Taxes on Earnings:
Current:
Domestic	$177	$987	$500
Foreign	390	408	257

Total current	567	1,395	757

Deferred:
Domestic	(198)	(624)	608
Foreign	(134)	(113)	(51)

Total deferred	(332)	(737)	557

Total	$235	$658	$1,314

        Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

	2011	2010	2009
Statutory tax rate on earnings	35.0%	35.0%	35.0%
Benefit of lower tax rates and tax exemptions, primarily in Puerto Rico	(25.4)	(22.5)	(14.8)
Resolution of certain tax positions pertaining to prior years	(11.2)	—	—
Effect of non-deductible litigation loss accrual	12.9	—	—
Puerto Rico excise tax credit	(3.2)	—	—
State taxes, net of federal benefit	0.3	0.2	1.0
All other, net	(2.0)	0.9	0.9

Effective tax rate on earnings	6.4%	13.6%	22.1%

        As of December 31, 2011 and 2010, total deferred tax assets were $2.6 billion and $2.7 billion, respectively, and total deferred tax liabilities were $717 million and $1.1 billion, respectively. AbbVie has incurred losses in a foreign jurisdiction where realization of the future economic benefit is so remote that the benefit is not reflected as a deferred tax asset. Valuation allowances for recorded

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 4—Taxes on Earnings (Continued)

deferred tax assets were not significant. The tax effect of the differences that give rise to deferred tax assets and liabilities were as follows:

	2011	2010
	(dollars in millions)
Compensation and employee benefits	$290	$318
Trade receivable reserves	371	371
Inventory reserves	49	130
Deferred intercompany profit	592	174
State income taxes	125	100
Depreciation	(20)	(12)
Acquired in-process research and development and other accruals and reserves not currently deductible	1,196	1,591
Other, primarily the excess of book basis over tax basis of intangible assets	(691)	(1,085)

Total	$1,912	$1,587

        The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities or additions to deferred tax assets and liabilities if such unrecognized tax benefits were settled.

	2011	2010	2009
	(dollars in millions)
January 1	$1,645	$1,319	$983
Increase due to current year tax positions	294	346	296
Increase due to prior year tax positions	149	110	145
Decrease due to current year tax positions	(15)	—	—
Decrease due to prior year tax positions	(604)	(48)	(78)
Settlements	(430)	(82)	(27)

December 31	$1,039	$1,645	$1,319

        The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is approximately $931 million. AbbVie believes that it is reasonably possible that the recorded amount of gross unrecognized tax benefits may decrease by up to $250 million, including cash adjustments, within the next twelve months as a result of concluding various domestic and international tax matters.

Note 5—Litigation

        There are a number of patent disputes with third parties who claim AbbVie's products infringe their patents. On February 21, 2012, the United States Supreme Court denied Centocor Inc.'s and New York University's s petition to review a February 2011 Federal Circuit Court of Appeals decision reversing a $1.67 billion judgment in favor of Centocor and the New York University on a patent they claimed AbbVie's HUMIRA infringed. This decision concludes the case.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 5—Litigation (Continued)

        The United States Department of Justice, through the United States Attorney for the Western District of Virginia, and various state Attorneys General investigated AbbVie's sales and marketing activities for Depakote. The government sought to determine whether any of these activities violated civil and/or criminal laws, including the Federal False Claims Act, the Food, Drug and Cosmetic Act, and the Anti-Kickback Statute in connection with Medicare and/or Medicaid reimbursement to third parties. The state Attorneys General offices sought to determine whether any of these activities violated various state laws, including state consumer fraud/protection statutes. Discussions to resolve potential civil and criminal claims arising from this matter advanced to a point where AbbVie believed a loss was probable and estimable and therefore, AbbVie recorded charges of $1.5 billion in the third quarter of 2011 and $100 million in the first quarter of 2012. In May 2012, AbbVie reached resolution of all Depakote-related federal claims, Medicaid-related claims with 49 states and the District of Columbia, and consumer protection claims with 45 states and the District of Columbia. The settlement of the federal claims is subject to approval by the United States District Court for the Western District of Virginia.

        Within the next year, legal proceedings may occur that may result in a change in the estimated loss accrued by AbbVie. For its legal proceedings and exposures, AbbVie estimates the possible loss to be approximately $1.51 billion, which includes the $1.5 billion charge discussed above. The recorded accrual balance at December 31, 2011 for these proceedings and exposures was approximately $1.51 billion. This accrual represents management's best estimate of probable loss, as defined by FASB ASC No. 450, "Contingencies."

        While it is not feasible to predict the outcome of all such proceedings and exposures with certainty, management believes that their ultimate disposition should not have a material adverse effect on AbbVie's financial position, cash flows, or results of operations except for the federal government investigation discussed in the second paragraph of this footnote, the resolution of which is expected to be material to cash flows in 2012.

Note 6—Post-Employment Benefits

        AbbVie employees participate in defined benefit pension and other postretirement plans sponsored by Abbott Laboratories, which include participants of Abbott Laboratories' other businesses. Such plans are accounted for as multiemployer plans. As a result, no asset or liability was recorded by AbbVie to recognize the funded status of these plans. AbbVie recorded expense of $150 million, $150 million and $86 million for the years ended December 31, 2011, 2010 and 2009, respectively, for Abbott's allocation of pension and other postretirement benefit costs related to AbbVie's employees. As of December 31, 2011 and 2010, there were no required contributions outstanding.

        As of December 31, 2011 and 2010, such multiemployer defined benefit pension plans were approximately 99 percent and 112 percent funded. The most significant shared defined benefit pension plan is the Abbott Laboratories Annuity Retirement Plan. AbbVie's active employees represent approximately 40 percent of total active participants in the Abbott Laboratories Annuity Retirement Plan. Abbott Laboratories made voluntary contributions to the Abbott Laboratories Annuity Retirement Plan of $200 million in both 2011 and 2010 and $700 million in 2009. Abbott Laboratories expects pension funding of $200 million in 2012.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 6—Post-Employment Benefits (Continued)

        As of December 31, 2011 and 2010, the multiemployer plans covering other postretirement benefits were approximately 24 percent funded. The Abbott Laboratories Retiree Health Care Plan represents the most significant shared other post retirement benefits plan. The benefits accrued by AbbVie employees represent approximately 43 percent of the total liabilities of the Abbott Laboratories Retiree Health Care Plan. Abbott Laboratories made voluntary contributions to the Abbott Laboratories Retiree Health Care Plan of $40 million, $74 million and $71 million in 2011, 2010 and 2009, respectively. Abbott Laboratories expects funding of $40 million in 2012.

        AbbVie's employees also participate in the Abbott Laboratories Stock Retirement Plan which is Abbott's principal defined contribution plan. AbbVie recorded expense of $68 million, $65 million and $61 million for the years ended December 31, 2011, 2010 and 2009, respectively, related to this plan.

        AbbVie provides certain other post-employment benefits, primarily salary continuation plans, to qualifying employees, and accrues for the related cost over the service lives of the employees.

        In conjunction with the separation of AbbVie from Abbott, the liabilities and assets of the domestic and international benefit plans will be split between AbbVie and Abbott according to local regulations, if any, governing the transfer of plan asset and liabilities.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 6—Post-Employment Benefits (Continued)

        Apart from AbbVie's participation in the defined benefit pension and other postretirement benefit plans sponsored by Abbott, AbbVie is the sole sponsor for certain German and U.S. defined benefit pension plans. Information for AbbVie's major defined benefit plans is as follows:

	2011	2010	2009
	(dollars in millions)
Projected benefit obligations, January 1	$636	$538	$402
Service cost—benefits earned during the year	18	15	10
Interest cost on projected benefit obligations	32	32	28
Losses (gains), primarily changes in discount rates, plan design changes and law changes	(1)	33	67
Benefits paid	(35)	(33)	(28)
Acquisition of Solvay's U.S. pharmaceuticals business	—	108	—
Other, primarily foreign currency translation	(1)	(57)	59

Projected benefit obligations, December 31	$649	$636	$538

Plans' assets at fair value, January 1	$201	$93	$77
Actual return on plans' assets	—	21	19
Company contributions	64	51	25
Benefits paid	(35)	(33)	(28)
Acquisition of Solvay's U.S. pharmaceuticals business	—	69	—

Plans' assets at fair value, December 31	$230	$201	$93

Projected benefit obligations greater than plans' assets, December 31	$(419)	$(435)	$(445)

Short-term liabilities	$(22)	$(21)	$(24)
Long-term liabilities	(397)	(414)	(421)

Net liability	$(419)	$(435)	$(445)

Amounts Recognized in Accumulated Other Comprehensive Income (loss): Actuarial losses, net	$97	$78	$54
Prior service cost	1	1	1

Total	$98	$79	$55

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 6—Post-Employment Benefits (Continued)

        The projected benefit obligations for non-U.S. defined benefit plans were $405 million, $422 million and $295 million at December 31, 2011, 2010 and 2009 respectively. Due to local regulations, AbbVie's non-U.S. defined benefit plans are not funded and benefit payments are funded from company assets. The accumulated benefit obligations for all defined benefit plans were $620 million, $608 million and $511 million at December 31, 2011, 2010 and 2009 respectively. The accumulated benefit obligations exceeded plan assets for all plans at December 31, 2011, 2010 and 2009.

	Defined Benefit Plans
	2011	2010	2009
	(dollars in millions)
Service cost—benefits earned during the year	$18	$15	$10
Interest cost on projected benefit obligations	32	32	28
Expected return on plans' assets	(21)	(16)	(9)
Amortization of actuarial losses (gains)	2	1	(1)

Total cost	$31	$32	$28

        Other comprehensive income (loss) for 2011 includes amortization of actuarial losses and prior service cost of $2 million and net actuarial losses of $21 million. Other comprehensive income (loss) for 2010 includes amortization of actuarial losses and prior service cost of $1 million and net actuarial losses of $25 million. Other comprehensive income (loss) for 2009 includes amortization of actuarial (gains) and prior service cost of $1 million and net actuarial losses of $53 million. The pretax amount of actuarial losses and prior service cost included in Accumulated other comprehensive income (loss) at December 31, 2011 that is expected to be recognized in the net periodic benefit cost in 2012 is $4 million.

        The weighted average assumptions used to determine benefit obligations are as follows:

	2011	2010
Discount rate	5.1%	5.0%
Expected aggregate average long-term change in compensation	4.2%	4.1%

        The weighted average assumptions used to determine the net cost are as follows:

	2011	2010	2009
Discount rate	5.0%	5.4%	6.6%
Expected return on plan assets	8.5%	8.5%	8.5%
Expected aggregate average long-term change in compensation	4.1%	3.7%	3.4%

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 6—Post-Employment Benefits (Continued)

        The following table summarizes the bases used to measure defined benefit plans' assets at fair value:

		Basis of Fair Value Measurement
	Outstanding Balances	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(dollars in millions)
December 31, 2011:
Equities:
U.S. large cap(a)	$54	$53	$1	$—
U.S. mid cap(b)	17	5	12	—
International(c)	27	2	25	—
Fixed income securities:			—
U.S. government securities(d)	35	16	19	—
Corporate debt instruments(e)	14	3	11	—
Other	2	2	—	—
Absolute return funds(f)	71	12	32	27
Other	10	2	8	—

	$230	$95	$108	$27

December 31, 2010:
Equities:
U.S. large cap(a)	$51	$50	$1	$—
U.S. mid cap(b)	16	5	11	—
International(c)	27	2	25	—
Fixed income securities:
U.S. government securities(d)	29	13	16	—
Corporate debt instruments(e)	12	3	9	—
Other	2	2		—
Absolute return funds(f)	54	10	22	22
Other	10	3	7	—

	$201	$88	$91	$22

December 31, 2009:
Equities:
U.S. large cap(a)	$42	$42	$—	$—
U.S. mid cap(b)	9	9	—	—
International(c)	14	14	—	—
Fixed income securities:
U.S. government securities(d)	19	19	—	—
Corporate debt instruments(e)	6	5	—	1
Other	2	2	—	—
Other	1	1	—	—

	$93	$92	$—	$1

(a)
A mix of index funds that track the S&P 500 (45 percent in 2011 and 2010 and 40 percent in 2009) and separate actively managed equity accounts that are benchmarked to the Russell 1000 (55 percent in 2011 and 2010 and 60 percent in 2009).

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The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 6—Post-Employment Benefits (Continued)

(b)
A mix of index funds (75 percent) and separate actively managed equity accounts (25 percent) that track or are benchmarked to the S&P 400 midcap index.

(c)
Primarily separate actively managed pooled investment accounts that are benchmarked to the MSCI and MSCI emerging market indices.

(d)
Index funds not actively managed (45 percent in 2011 and 2010 and 75 percent in 2009) and separate actively managed accounts (55 percent in 2011 and 2010 and 25 percent in 2009).

(e)
Index funds not actively managed (40 percent in 2011, 15 percent in 2010 and 75 percent in 2009) and separate actively managed accounts (60 percent in 2011, 85 percent in 2010 and 25 percent in 2009).

(f)
Primarily funds invested by managers that have a global mandate with the flexibility to allocate capital broadly across a wide range of asset classes and strategies including, but not limited to equities, fixed income, commodities, interest rate futures, currencies and other securities to outperform an agreed upon benchmark with specific return and volatility targets.

        Equities that are valued using quoted prices are valued at the published market prices. Equities in a common collective trust or a registered investment company that are valued using significant other observable inputs are valued at the net asset value (NAV) provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund minus its liabilities. Fixed income securities that are valued using significant other observable inputs are valued at prices obtained from independent financial service industry-recognized vendors. Absolute return funds and commodities are valued at the NAV provided by the fund administrator.

        The following table summarizes the change in the value of assets that are measured using significant unobservable inputs:

	2011	2010	2009
	(dollars in millions)
January 1	$22	$1	$—
Transfers in from other categories	3	—	—
Actual return on plan assets on hand at year end	(1)	1	—
Purchases, sales and settlements, net	3	20	1

December 31	$27	$22	$1

        The investment mix of equity securities, fixed income and other asset allocation strategies is based upon achieving a desired return, balancing higher return, more volatile equity securities, and lower return, less volatile fixed income securities. Investment allocations are made across a range of markets, industry sectors, capitalization sizes, and in the case of fixed income securities, maturities and credit quality. There are no known significant concentrations of risk in the plans' assets.

        The plans' expected return on assets, as shown above, is based on management's expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plans are invested, as well as current economic and capital market conditions.

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The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 6—Post-Employment Benefits (Continued)

        Total benefit payments expected to be paid to participants, which includes payments funded from company assets as well as paid from the plans, are as follows:

(dollars in millions)
2012	$36
2013	36
2014	37
2015	38
2016	39
2017 to 2021	209

Note 7—Segment and Geographic Area Information

        AbbVie operates in one business segment—pharmaceutical products. Substantially all of AbbVie's U.S. sales are to three wholesalers. Outside the U.S., products are sold primarily to health care providers or through distributors, depending on the market served. Net sales of key products were as follows:

	Year Ended December 31
	2011	2010	2009
	(dollars in millions)
HUMIRA	$7,932	$6,508	$5,562
TriCor/Trilipix	1,372	1,355	1,337
Kaletra	1,170	1,223	1,373
Niaspan	976	927	855
AndroGel	874	649	—
Lupron	810	741	803
Synagis	792	726	702
Sevoflurane	665	664	721
Synthroid	522	451	415
Norvir	419	344	349
Zemplar	409	596	700
Creon	332	246	—
All other	1,171	1,208	1,397

Combined Net Sales	$17,444	$15,638	$14,214

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 7—Segment and Geographic Area Information (Continued)

	Net Sales to External Customers(a)
	2011	2010	2009
	(dollars in millions)
United States	$9,712	$8,971	$8,106
The Netherlands	904	845	717
Germany	701	635	656
Japan	616	484	347
Spain	569	515	508
France	516	479	462
United Kingdom	496	418	375
Italy	428	385	379
Canada	446	374	299
Brazil	382	287	169
All Other Countries	2,674	2,245	2,196

Combined Net Sales	$17,444	$15,638	$14,214

(a)
Sales by country are based on the country that sold the product.

        Long-lived assets consisting of net property and equipment in the U.S. and Puerto Rico totaled approximately $1.5 billion as of December 31, 2011.

Note 8—Incentive Stock Program

        Abbott maintains an incentive stock program for the benefit of its officers, directors, and certain employees, including certain AbbVie employees. The following disclosures represent the portion of Abbott's program in which AbbVie employees participate. All awards granted under the program consist of Abbott common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that AbbVie would have experienced as an independent, publicly-traded company for the periods presented.

        Abbott's 2009 Incentive Stock Program authorizes the granting of nonqualified stock options, replacement stock options, restricted stock awards, restricted stock units, performance awards, foreign benefits and other share-based awards. Stock options, replacement stock options and restricted stock awards and units comprise the majority of benefits that have been granted and are currently outstanding under this program and a prior program. The purchase price of shares under option must be at least equal to the fair market value of the common stock on the date of grant, and the maximum term of an option is 10 years. Options vest equally over three years except for replacement options, which vest in six months. Options granted before January 1, 2005 included a replacement feature. Except for options outstanding that have a replacement feature, options granted after December 31, 2004 do not include a replacement feature. When an employee tenders mature shares upon exercise of a stock option, a replacement stock option may be granted equal to the amount of shares tendered. Replacement options are granted at the then current market price for a term that expires on the date of the underlying option grant. Restricted stock awards generally vest between 3 and 5 years and for restricted stock awards that vest over 5 years, no more than one-third of the award vests in any one

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The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 8—Incentive Stock Program (Continued)

year upon Abbott reaching a minimum return on equity target. Restricted stock units vest over three years and upon vesting, the recipient receives one share of Abbott stock for each vested restricted stock unit. The aggregate fair market value of restricted stock awards and units is recognized as expense over the service period. Upon a change in control of Abbott, all outstanding stock options become fully exercisable, and all terms and conditions of all restricted stock awards and units are deemed satisfied. The expected separation of AbbVie by Abbott will not be a change in control under the 2009 Incentive Stock Program.

        With respect to AbbVie employees, the number of restricted stock awards and units outstanding and the weighted-average grant-date fair value at December 31, 2011 and December 31, 2010 was 4,709,800 and $50.29 and 3,961,145 and $54.13, respectively. The number of restricted stock awards and units, and the weighted-average grant-date fair value, that were granted, vested and lapsed during 2011 were 2,565,211 and $46.84, 1,579,124 and $54.10 and 237,432 and $51.72, respectively. The fair market value of restricted stock awards and units vested in 2011, 2010 and 2009 was $74 million, $53 million and $13 million, respectively.

        The following table summarizes option activity and outstanding balances under Abbott's Incentive Stock Programs for AbbVie employees:

	Options Outstanding			Exercisable Options
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
December 31, 2010	33,419,902	$49.71	4.2	30,682,120	$49.24	4.0

Granted	569,781	49.73
Exercised	(6,666,249)	48.30
Lapsed	(1,540,491)	54.77

December 31, 2011	25,782,943	$49.77	4.1	25,177,777	$49.74	4.0

        The aggregate intrinsic value of options outstanding and exercisable at December 31, 2011 was $167 million and $164 million, respectively. The total intrinsic value of options exercised in 2011, 2010 and 2009 was $31 million, $20 million and $31 million, respectively. The total unrecognized compensation cost related to all share-based compensation plans at December 31, 2011 amounted to approximately $84 million which is expected to be recognized over the next three years.

        Total non-cash compensation expense charged against income in 2011, 2010 and 2009 for share-based plans was approximately $163 million, $167 million and $157 million, respectively, and the tax benefit recognized was approximately $48 million, $51 million and $49 million, respectively. Compensation cost capitalized as part of inventory is not significant.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 8—Incentive Stock Program (Continued)

        The fair value of an option granted in 2011, 2010 and 2009 was $6.23, $9.24 and $9.28, respectively. The fair value of an option grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2011	2010	2009
Risk-free interest rate	2.7%	2.9%	2.7%
Average life of options (years)	6.0	6.0	6.0
Volatility	21.0%	22.0%	22.0%
Dividend yield	4.1%	3.2%	3.0%

        The risk-free interest rate is based on the rates available at the time of the grant for zero-coupon U.S. government issues with a remaining term equal to the option's expected life. The average life of an option is based on both historical and projected exercise and lapsing data. Expected volatility is based on implied volatilities from traded options on Abbott's stock and historical volatility of Abbott's stock over the expected life of the option. Dividend yield is based on the option's exercise price and annual dividend rate at the time of grant.

Note 9—Business Combinations, Technology Acquisitions and Related Transactions

        In February 2010, AbbVie acquired Solvay's U.S. pharmaceuticals business and certain other product rights for approximately $1.9 billion, in cash, plus additional payments of up to EUR 100 million per year if certain sales milestones are met in 2011, 2012 and 2013. Contingent consideration of approximately $290 million was recorded. The acquisition of the Solvay business provides AbbVie with a complementary pharmaceutical product portfolio including the U.S. rights to AndroGel and Creon, worldwide rights to Duodopa, and various research and development projects. AbbVie acquired control of this business on February 15, 2010 and the financial results of the acquired operations are included in these financial statements beginning on that date. Net sales for the acquired operations were approximately $1.1 billion for 2010. If the acquisition had taken place on January 1, 2009, AbbVie's 2009 net sales would have increased by approximately $1 billion and net earnings would not have been significantly different from the reported amount with the inclusion of intangible amortization, as well as acquisition, integration and restructuring expenses. The acquisition was funded with cash and short-term investments. The allocation of the fair value of the acquisition is shown in the table below.

(in billions of dollars)
Acquired intangible assets, non-deductible	$1.8
Goodwill, non-deductible	0.4
Acquired in-process research and development, non-deductible	0.5
Deferred income taxes recorded at acquisition	(0.5)

Total allocation of fair value	$2.2

        Acquired intangible assets consist primarily of product rights for currently marketed products and are amortized over 2 to 13 years (average of 8 years). Acquired in-process research and development

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The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 9—Business Combinations, Technology Acquisitions and Related Transactions (Continued)

projects are accounted for as indefinite lived intangible assets until regulatory approval or discontinuation.

        In April 2010, AbbVie acquired the outstanding shares of Facet Biotech Corporation (Facet) for approximately $430 million, in cash, net of cash held by Facet. The acquisition enhances AbbVie's early-and mid-stage pharmaceutical pipeline, including daclizumab, a biologic for multiple sclerosis and an oncology compound. A substantial portion of the fair value of the acquisition, including $381 million for daclizumab, has been allocated to acquired in-process research and development projects that are accounted for as indefinite-lived intangible assets until regulatory approval or discontinuation.

        Except for the acquisition of the Solvay pharmaceuticals business, had the above acquisitions taken place on January 1 of the previous year, combined net sales and income would not have been significantly different from reported amounts.

        During 2010 and 2011, AbbVie entered into a series of transactions with Reata Pharmaceuticals which included (1) a collaboration agreement for the joint development and commercialization of second generation oral antioxidant inflammation modulators resulting in a charge to acquired in-process and collaborations research and development of $400 million in 2011, (2) an agreement to acquire licensing rights outside the U.S., excluding certain Asian markets, to a product in development for the treatment of chronic kidney disease resulting in a charge to acquired in-process and collaborations research and development of $238 million in 2010 and (3) the acquisition of equity interests in Reata of $62 million each in 2011 and 2010. In 2011, certain milestones were achieved in the development for the treatment of chronic kidney disease and charges to acquired in-process and collaborations research and development of $188 million were recorded. In the first quarter of 2012, $50 million of research and development expense was recorded related to the achievement of a clinical development milestone under this agreement. Additional payments of up to $200 million could be required for the achievement of certain development and regulatory milestones associated with the chronic kidney disease compound in development.

        In 2011, AbbVie entered into an agreement with Biotest AG to develop and commercialize a treatment for rheumatoid arthritis and psoriasis resulting in a charge to acquired in-process and collaborations research and development of $85 million. Additional payments totaling up to $395 million based on projected regulatory approval timelines could be required for the achievement of certain development, regulatory and commercial milestones under this agreement. In 2010, AbbVie entered into an agreement with Neurocrine Biosciences to develop and commercialize a product for the treatment of endometriosis resulting in a charge to acquired in-process and collaborations research and development of $75 million. Additional payments of approximately $500 million could be required for the achievement of certain development, regulatory and commercial milestones under this agreement. In 2009, AbbVie acquired the global rights to a novel biologic for the treatment of chronic pain for $170 million resulting in a charge to acquired in-process and collaborations research and development.

Note 10—Financial Instruments, Derivatives and Fair Value Measures

        Various AbbVie foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. These contracts, totaling

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 10—Financial Instruments, Derivatives and Fair Value Measures (Continued)

$249 million and $364 million at December 31, 2011 and 2010, respectively, are designated as cash flow hedges of the variability of the cash flows due to changes in foreign exchange rates and are recorded at fair value. Accumulated gains and losses as of December 31, 2011 will be included in Cost of products sold at the time the products are sold, generally through the next twelve months. The amount of hedge ineffectiveness was not significant in 2011, 2010 and 2009.

        AbbVie enters into foreign currency forward exchange contracts to manage its exposure to foreign currency denominated trade payables and receivables. The contracts are marked-to-market, and resulting gains or losses are reflected in income and are generally offset by losses or gains on the foreign currency exposure being managed. At December 31, 2011 and 2010, AbbVie held $3.0 billion and $2.6 billion, respectively, of such foreign currency forward exchange contracts.

        Gross unrealized holding gains (losses) on available-for-sale equity securities totaled $44 million and $(2) million, respectively, at December 31, 2011 and $15 million and $(1) million, respectively, at December 31, 2010.

        The following table summarizes the amounts and location of certain derivative financial instruments as of December 31:

	Fair Value—Assets			Fair Value—Liabilities
	2011	2010	Balance Sheet Caption	2011	2010	Balance Sheet Caption
	(dollars in millions)
Foreign currency forward exchange contracts—
Hedging instruments	$18	$—	Other prepaid expenses and	$—	$8	Other accrued liabilities
Others not designated as hedges	21	10	receivables	43	22

	$39	$10		$43	$30

        The following table summarizes the activity for foreign currency forward exchange contracts and the amounts and location of income (expense) and gain (loss) reclassified into income and for certain other derivative financial instruments. The amount of hedge ineffectiveness was not significant in 2011, 2010 and 2009 for forward contracts designated as hedges.

	Gain (loss) Recognized in Other Comprehensive Income (loss)			Income (expense) and Gain (loss) Reclassified into Income
	2011	2010	2009	2011	2010	2009	Income Statement Caption
	(dollars in millions)
Foreign currency forward exchange contracts designated as cash flow hedges	$(2)	$75	$23	$18	$45	$(8)	Cost of products sold
Foreign currency forward exchange contracts not designated as hedges	n/a	n/a	n/a	30	30	(19)	Net foreign exchange (gain) loss

        The carrying values and fair values of certain financial instruments as of December 31 are shown in the table below. The carrying values of all other financial instruments approximate their estimated

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The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 10—Financial Instruments, Derivatives and Fair Value Measures (Continued)

fair values. The counterparties to financial instruments consist of select major international financial institutions. AbbVie does not expect any losses from nonperformance by these counterparties.

	2011		2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(dollars in millions)
Long-term Investment Securities—Equity securities	$229	$229	$137	$137
Foreign Currency Forward Exchange Contracts:
Receivable position	39	39	10	10
(Payable) position	(43)	(43)	(30)	(30)

        The following table summarizes the bases used to measure certain assets and liabilities at fair value on a recurring basis in the balance sheet:

		Basis of Fair Value Measurement
	Outstanding Balances	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(dollars in millions)
December 31, 2011:
Equity securities	$58	$58	$—	$—
Foreign currency forward exchange contracts	39	—	39	—

Total Assets	$97	$58	$39	$—

Foreign currency forward exchange contracts	$43	$—	$43	$—
Contingent consideration related to business combinations	349	—	—	349

Total Liabilities	$392	$—	$43	$349

December 31, 2010:
Equity securities	$35	$35	$—	$—
Foreign currency forward exchange contracts	10	—	10	—

Total Assets	$45	$35	$10	$—

Foreign currency forward exchange contracts	$30	$—	$30	$—
Contingent consideration related to business combinations	295	—	—	295

Total Liabilities	$325	$—	$30	$295

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 10—Financial Instruments, Derivatives and Fair Value Measures (Continued)

        The fair value of the contingent consideration was determined with the assistance of an independent appraisal and was adjusted for the time value of money, exchange and other changes in fair value.

Note 11—Goodwill and Intangible Assets

        Foreign currency translation and other adjustments decreased goodwill by approximately $98 million in 2011. AbbVie recorded goodwill of approximately $532 million in 2010 related to the acquisitions of Solvay's U.S. pharmaceuticals business and Facet Biotech. Foreign currency translation decreased goodwill by approximately $174 million in 2010. There were no reductions of goodwill relating to impairments or disposal of all or a portion of a business.

        The following table summarizes AbbVie's intangible assets:

	December 31, 2011			December 31, 2010
(dollars in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-lived intangible assets
Developed product rights	$4,675	$2,492	$2,183	$4,307	$1,758	$2,549
License agreements	949	647	302	949	565	384

Total Finite-lived Intangible Assets	$5,624	$3,139	$2,485	$5,256	$2,323	$2,933
Indefinite-lived intangible assets
In-Process research and development	425	—	425	758	—	758

Total Intangible Assets	$6,049	$3,139	$2,910	$6,014	$2,323	$3,691

        The indefinite-lived intangible assets relate to in-process research and development acquired in a business combination and include $381 million for the daclizumab asset recorded as part of the 2010 Facet acquisition. In 2011, AbbVie recorded impairment charges of $46 million due to the discontinuation of certain projects under development. These charges are included in research and development expenses. The estimated annual amortization expense for intangible assets recorded at December 31, 2011 is approximately $565 million in 2012, $435 million in 2013, $300 million in 2014, $245 million in 2015 and $180 million in 2016. Intangible asset amortization is included in cost of products sold in the combined statement of earnings. Amortizable intangible assets are amortized over 2 to 16 years (average 11 years for both developed product rights and license agreements).

Note 12—Restructuring Plans

        In 2011 and prior years, AbbVie management approved plans to realign its worldwide manufacturing operations and selected domestic and international commercial and research and development operations in order to reduce costs. In 2011 and 2009, AbbVie recorded charges of approximately $160 million and $27 million, respectively, reflecting employee severance and other related charges. Approximately $42 million in 2011 is classified as cost of products sold, $69 million as Research and development and $49 million as Selling, general and administrative and approximately

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 12—Restructuring Plans (Continued)

$27 million in 2009 as Selling, general and administrative. The following summarizes the activity for these restructurings:

(dollars in millions)
Accrued balance at January 1, 2009	$77
2009 restructuring charges	27
Payments and other adjustments	(50)

Accrued balance at December 31, 2009	54
Payments and other adjustments	(54)

Accrued balance at December 31, 2010	—
2011 restructuring charges	160
Payments and other adjustments	(70)

Accrued balance at December 31, 2011	$90

        An additional $26 million, $7 million and $7 million were subsequently recorded in 2011, 2010 and 2009, respectively, relating to these restructurings, primarily for accelerated depreciation.

        In 2010, AbbVie management approved a restructuring plan primarily related to the acquisition of Solvay's U.S. pharmaceuticals business. This plan streamlines operations, improves efficiencies and reduces costs in certain Solvay sites and functions as well as in certain AbbVie and Solvay commercial organizations in various countries. In 2010, AbbVie recorded charges to Cost of products sold, Research and development and Selling, general and administrative of approximately $6 million, $126 million and $15 million, respectively. The following summarizes the employee severance activity for this restructuring:

(dollars in millions)
2010 employee severance charge	$147
Payments and other adjustments	(35)

Accrued balance at December 31, 2010	112
Payments and other adjustments	(92)

Accrued balance at December 31, 2011	$20

        An additional $27 million and $17 million was recorded in 2011 and 2010, respectively, relating to this restructuring, primarily for accelerated depreciation and asset impairments.

Note 13—Related Party Transactions

        Abbott provides AbbVie certain services, which include administration of treasury, payroll, employee compensation and benefits, travel and meeting services, public and investor relations, real estate services, internal audit, telecommunications, information technology, corporate income tax and selected legal services. Some of these services will be provided to AbbVie on a temporary basis after the distribution. The financial information in these combined financial statements does not necessarily include all the expenses that would have been incurred had AbbVie been a separate, stand-alone entity.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Combined Financial Statements (Continued)

Note 13—Related Party Transactions (Continued)

As such, the financial information herein may not necessarily reflect the combined financial position, results of operations and cash flows of AbbVie in the future or what they would have been had AbbVie been a separate, stand-alone entity during the periods presented. Management believes that the methods used to allocate expenses to AbbVie are reasonable. The allocation methods include relative sales, headcount, square footage, number of transactions or other measures. These allocations totaled $801 million, $677 million and $657 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Note 14—Subsequent Events

        AbbVie evaluated subsequent events for recognition or disclosure through June 4, 2012, the date the combined financial statements were available to be issued.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Condensed Combined Statement of Earnings

(Unaudited)

(dollars in thousands)

	Nine Months Ended September 30
	2012	2011
Net Sales	$13,174,205	$12,579,888

Cost of products sold	3,242,673	3,463,330
Research and development	2,096,779	1,842,377
Acquired in-process and collaborations research and development	260,000	272,500
Selling, general and administrative	3,578,643	4,759,788

Total Operating Cost and Expenses	9,178,095	10,337,995

Operating Earnings	3,996,110	2,241,893
Net foreign exchange (gain) loss	27,119	(32,559)
Other (income) expense, net	(43,092)	(36,175)

Earnings Before Taxes	4,012,083	2,310,627
Taxes on Earnings	276,725	35,062

Net Earnings	$3,735,358	$2,275,565

The accompanying notes to condensed combined financial statements are an integral part of this statement.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Condensed Combined Statement of Comprehensive Income

(Unaudited)

(dollars in thousands)

	Nine Months Ended September 30
	2012	2011
Net Earnings	$3,735,358	$2,275,565

Foreign currency translation (loss) gain adjustments	(2,695)	180,372
Amortization of net actuarial losses and prior service cost, net of taxes of $1,033 in 2012 and $367 in 2011	1,634	580
Unrealized (losses) gains on marketable equity securities, net of taxes of $(8,692) in 2012 and $4,025 in 2011	(15,056)	6,973
Net adjustments for derivative instruments designated as cash flow hedges, net of taxes of ($1,703) in 2012 and $(17,172) in 2011	(3,385)	(67,452)

Other comprehensive (loss) income	(19,502)	120,473

Comprehensive Income	$3,715,856	$2,396,038

	September 30 2012	December 31 2011

Supplemental Accumulated Other Comprehensive Income Information, net of tax:
Cumulative foreign currency translation (gain) adjustments	$(5,741)	$(8,436)
Net actuarial losses and prior service cost	183,817	65,201
Cumulative unrealized (gains) on marketable equity securities	(11,308)	(26,364)
Cumulative (gains) on derivative instruments designated as cash flow hedges	(1,850)	(5,235)

The accompanying notes to condensed combined financial statements are an integral part of this statement.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Condensed Combined Statement of Cash Flows

(Unaudited)

(dollars in thousands)

	Nine Months Ended September 30
	2012	2011
Cash Flow From (Used in) Operating Activities:
Net earnings	$3,735,358	$2,275,565
Adjustments to reconcile earnings to net cash from operating activities—
Depreciation	351,653	368,719
Amortization of intangible assets	489,487	578,599
Share-based compensation	155,541	122,527
Acquired in-process and collaborations research and development	260,000	272,500
Trade receivables	713,068	133,041
Inventories	(99,258)	(12,037)
Other, net	(202,376)	1,459,282

Net Cash From Operating Activities	5,403,473	5,198,196

Cash Flow From (Used in) Investing Activities:
Acquisitions of businesses and technologies	(780,849)	(272,500)
Acquisitions of property and equipment	(238,460)	(251,105)
Release of restricted funds	—	1,870,000
Purchases of investment securities, net	(1,193,545)	(1,302,439)
Other	600	120

Net Cash (Used in) From Investing Activities	(2,212,254)	44,076

Cash Flow (Used in) Financing Activities:
Capital lease transactions	(12,205)	(10,675)
Net transactions with Abbott Laboratories	(445,508)	(5,211,259)

Net Cash (Used in) Financing Activities	(457,713)	(5,221,934)

Net Increase in Cash and Cash Equivalents	2,733,506	20,338
Cash and Cash Equivalents, Beginning of Year	27,482	9,644

Cash and Cash Equivalents, End of Period	$2,760,988	$29,982

The accompanying notes to condensed combined financial statements are an integral part of this statement.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Condensed Combined Balance Sheet

(Unaudited)

(dollars in thousands)

	September 30 2012	December 31 2011
Assets
Current Assets:
Cash and cash equivalents	$2,760,988	$27,482
Investments, primarily U.S. treasury bills and bank deposits	1,824,617	626,099
Trade receivables, less allowances of—2012: $139,680; 2011: $160,832	3,097,510	3,817,486
Inventories:
Finished products	590,573	428,286
Work in process	180,829	207,229
Materials	187,476	236,067

Total inventories	958,878	871,582
Deferred income taxes, prepaid expenses and other receivables	2,288,746	2,011,506

Total Current Assets	10,930,739	7,354,155

Investments, primarily equity securities	202,619	229,342

Property and Equipment, at Cost	6,308,398	5,947,710
Less: accumulated depreciation and amortization	4,169,500	3,803,510

Net Property and Equipment	2,138,898	2,144,200
Intangible Assets, net of amortization	2,431,057	2,910,167
Goodwill	6,092,202	6,099,652
Deferred Income Taxes and Other Assets	934,464	919,650

Total Assets	$22,729,979	$19,657,166

Liabilities and Net Parent Company Investment in AbbVie
Current Liabilities:
Trade accounts payable	$423,907	$417,030
Salaries, wages and commissions	520,460	434,964
Accrued sales rebates	1,697,849	1,536,826
Other accrued liabilities	2,725,676	3,507,858

Total Current Liabilities	5,367,892	5,896,678

Long-term Liabilities	1,693,251	1,536,775
Commitments and Contingencies
Net parent company investment in AbbVie	15,833,754	12,248,879
Accumulated other comprehensive income (loss)	(164,918)	(25,166)

Total Parent Company Equity	15,668,836	12,223,713

Total Liabilities and Net Parent Company Investment in AbbVie	$22,729,979	$19,657,166

The accompanying notes to condensed combined financial statements are an integral part of this statement.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Condensed Combined Statement of Investment in AbbVie

(Unaudited)

(dollars in thousands)

	Nine Months Ended September 30
	2012	2011
Beginning balance	$12,223,713	$15,702,999
Net earnings	3,735,358	2,275,565
Net transactions with Abbott	(150,483)	(5,088,732)
Other comprehensive (loss) income	(19,502)	120,473
Decrease in other comprehensive income due to pension plan transfer	(120,250)	—

Ending balance	$15,668,836	$13,010,305

The accompanying notes to condensed combined financial statements are an integral part of this statement.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Condensed Combined Financial Statements

September 30, 2012

(Unaudited)

Note 1—Basis of Presentation

        The financial data presented herein is unaudited and should be read in conjunction with the combined financial statements and accompanying notes as of December 31, 2011 and 2010 and for the three years ended December 31, 2011, 2010 and 2009 included elsewhere in this information statement. In the opinion of management, the financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Results for interim periods should not be considered indicative of results for the full year.

        The principal business of AbbVie is the discovery, development, manufacture and sale of a broad line of proprietary pharmaceutical products. Substantially all of AbbVie's U.S. sales are to three wholesalers. Outside the U.S., products are sold primarily to health care providers or through distributors, depending on the market served.

        On October 19, 2011, Abbott Laboratories (Abbott) announced its plan to separate into two independent public companies, one in diversified medical products and the other in research-based pharmaceuticals. To accomplish this separation, Abbott created AbbVie Inc. to be the parent company for the research-based pharmaceuticals business. AbbVie Inc. was incorporated in Delaware on April 10, 2012 and is currently a wholly owned subsidiary of Abbott. To effect the separation, Abbott will make a pro rata distribution of AbbVie Inc.'s common stock to Abbott's shareholders. The distribution is subject to a number of conditions, including the receipt of a private letter ruling from the Internal Revenue Service to the effect that, among other things, the distribution will qualify as a tax-free transaction for U.S. federal income tax purposes. After the distribution, AbbVie Inc. will operate as an independent, publicly-traded company.

        The accompanying condensed combined financial statements have been prepared on a stand-alone basis and are derived from Abbott's consolidated financial statements and accounting records. The condensed combined financial statements reflect AbbVie's financial position, results of operations, and cash flows as its business was operated as part of Abbott prior to the distribution, in conformity with U.S. generally accepted accounting principles.

        The condensed combined financial statements include the allocation of certain assets and liabilities that have historically been held at the Abbott corporate level but which are specifically identifiable or allocable to AbbVie. Cash and cash equivalents and short-term investment securities held by Abbott were not allocated to AbbVie unless the cash or short-term investment securities were held by an entity that will be transferred to AbbVie. All intracompany transactions and accounts have been eliminated. All intercompany transactions between AbbVie and Abbott are considered to be effectively settled in the combined financial statements at the time the transactions are recorded. The total net effect of the settlement of these intercompany transactions is reflected in the condensed combined statement of cash flow as a financing activity and in the condensed combined balance sheet as Net parent company investment in AbbVie.

        AbbVie's condensed combined financial statements include an allocation of expenses related to certain Abbott corporate functions, including senior management, legal, human resources, finance, information technology, and quality assurance. These expenses have been allocated to AbbVie based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of revenues,

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Condensed Combined Financial Statements (Continued)

September 30, 2012

(Unaudited)

Note 1—Basis of Presentation (Continued)

headcount or other measures. AbbVie considers the expense allocation methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred had AbbVie operated as an independent, publicly-traded company for the periods presented.

        Abbott maintains various benefit and stock-based compensation plans at a corporate level and other benefit plans at an international entity level. AbbVie employees participate in those programs and a portion of the cost of those plans is included in AbbVie's financial statements. However, AbbVie's condensed combined balance sheet does not include any equity related to stock-based compensation plans or any net benefit plan obligations unless the benefit plan is direct to or sponsored by AbbVie. See Note 7 and Note 5 for a further description of the accounting for stock-based compensation and benefit plans.

Note 2—Supplemental Financial Information

        Other accrued liabilities as of September 30, 2012 includes approximately $800 million related to a government investigation and $314 million for royalties. Other accrued liabilities as of December 31, 2011 includes $1.5 billion related to a government investigation, $400 million for acquired in-process research and development and $417 million for royalties. Other, net in Net cash from operating activities for nine months ended September 30, 2012 includes payments of approximately $800 million to settle certain government investigations which was partially offset by increases in other accrued liabilities, primarily related to restructuring activities and the timing of various payments. Other, net in Net cash from operating activities for 2011 includes the non-cash impact of a litigation accrual of $1.5 billion. In preparation for the separation and in connection with the formation of new AbbVie legal entities, Abbott transferred approximately $148 million of property and equipment to AbbVie in the first nine months of 2012. These transfers, primarily related to information technology assets and building equipment previously held by Abbott's corporate functions, are reflected as a non-cash transaction with Abbott Laboratories in the Condensed Combined Statement of Investment in AbbVie. In addition, in the third quarter of 2012, Abbott transferred $130 million of pension liabilities, $120 million of accumulated other comprehensive loss, and $1 million of associated prepaid income taxes as two plans were separated in connection with the formation of AbbVie legal entities. This transfer is further described in Note 5. The $9 million net impact of this transfer is reflected in net transactions with Abbott in the Condensed Combined Statement of Investment in AbbVie.

Note 3—Taxes on Earnings

        Taxes on earnings have been calculated on a separate tax return basis although AbbVie's operations have historically been included in the tax returns filed by the respective Abbott entities of which the AbbVie business is a part. In the future, as a stand-alone entity, AbbVie will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in the historical periods.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Condensed Combined Financial Statements (Continued)

September 30, 2012

(Unaudited)

Note 3—Taxes on Earnings (Continued)

        In the third quarter of 2012, taxes on earnings reflect the recognition of $190 million of tax benefits as a result of the favorable resolution of various tax positions pertaining to a prior year. In 2011, taxes on earnings reflect the recognition of $445 million of tax benefits as a result of the favorable resolution of various tax positions pertaining to prior years. Exclusive of these discrete items, taxes on earnings reflect the estimated annual effective rates which are less than the statutory U.S. federal income tax rate principally due to the benefit of lower statutory tax rates and tax exemptions in foreign taxing jurisdictions.

Note 4—Litigation

        There are a number of patent disputes with third parties who claim AbbVie's products infringe their patents. On February 21, 2012, the United States Supreme Court denied Centocor Inc.'s and New York University's petition to review a February 2011 Federal Circuit Court of Appeals decision reversing a $1.67 billion judgment in favor of Centocor and New York University on a patent they claimed AbbVie's HUMIRA infringed. This decision concludes the case.

        The United States Department of Justice, through the United States Attorney for the Western District of Virginia, and various state Attorneys General investigated AbbVie's sales and marketing activities for Depakote. The government sought to determine whether any of these activities violated civil and/or criminal laws, including the Federal False Claims Act, the Food, Drug and Cosmetic Act, and the Anti-Kickback Statute in connection with Medicare and/or Medicaid reimbursement to third parties. The state Attorneys General offices sought to determine whether any of these activities violated various state laws, including state consumer fraud/protection statutes. AbbVie recorded charges of $1.5 billion in the third quarter of 2011 and $100 million in the first quarter of 2012 related to civil and criminal claims arising from this matter. In May 2012, AbbVie reached resolution of all Depakote-related federal claims, Medicaid-related claims with 49 states and the District of Columbia, and consumer protection claims with 45 states and the District of Columbia. In the second quarter of 2012, AbbVie paid approximately $800 million of the settlement and the remainder was paid in October 2012. The payments are material to AbbVie's cash flows in 2012.

        The recorded accrual balance at September 30, 2012 consists primarily of the unpaid portion of the Depakote settlement. Within the next year, other legal proceedings may occur that may result in a change in the estimated loss accrued by AbbVie. While it is not feasible to predict the outcome of all other proceedings and exposures with certainty, management believes that their ultimate disposition should not have a material adverse effect on AbbVie's financial position, cash flows, or results of operations.

Note 5—Post-Employment Benefits

        AbbVie employees participate in defined benefit pension and other postretirement plans sponsored by Abbott Laboratories, which include participants from Abbott Laboratories' other businesses. Such plans are accounted for as multiemployer benefit plans. As a result, no asset or liability was recorded by AbbVie to recognize the funded status of these plans. AbbVie recorded expense of $148 million and

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Condensed Combined Financial Statements (Continued)

September 30, 2012

(Unaudited)

Note 5—Post-Employment Benefits (Continued)

$113 million for the nine months ended September 30, 2012 and 2011, respectively, for Abbott's allocation of pension and other postretirement benefit costs related to AbbVie's employees. As of September 30, 2012 and December 31, 2011 there were no required contributions outstanding.

        As of December 31, 2011, such multiemployer defined benefit pension plans were approximately 99 percent funded. The most significant shared defined benefit pension plan is the Abbott Laboratories Annuity Retirement Plan. AbbVie's active employees represent approximately 40 percent of total active participants in the Abbott Laboratories Annuity Retirement Plan. In the first quarters of 2012 and 2011, Abbott Laboratories made voluntary contributions to the Abbott Laboratories Annuity Retirement Plan of $200 million each quarter.

        As of December 31, 2011, the multiemployer other postretirement benefits plans were approximately 24 percent funded. The Abbott Laboratories Postretirement Retiree Health Care Plan represents the most significant shared other postretirement benefits plan. The benefits accrued by AbbVie employees represent approximately 43 percent of the total liabilities of the Abbott Laboratories Retiree Health Care Plan. In the first quarters of 2012 and 2011, Abbott Laboratories made voluntary contributions to the Abbott Laboratories Retiree Health Care Plan of $40 million each quarter.

        In conjunction with the separation of AbbVie from Abbott, the liabilities and assets of the domestic and international benefit plans will be split between AbbVie and Abbott according to local regulations, if any, governing the transfer of plan assets and liabilities.

        Apart from AbbVie's participation in the defined benefit pension and other postretirement benefit plans sponsored by Abbott, AbbVie is the sole sponsor for certain German and U.S. defined benefit pension plans. Information for AbbVie's major defined benefit plans for the nine months ended September 30 is as follows:

	2012	2011
	(dollars in millions)
Service cost—benefits earned during the period	$13	$13
Interest cost on projected benefit obligations	25	25
Expected return on plans' assets	(17)	(16)
Net amortization	3	1

Net cost	$24	$23

        In connection with the formation of new AbbVie legal entities, Abbott transferred the liabilities and assets of certain defined benefit pension plans in Germany and Puerto Rico in the third quarter of 2012. The projected benefit obligations and plan assets of the transferred plans totaled $337 million and $207 million respectively.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Condensed Combined Financial Statements (Continued)

September 30, 2012

(Unaudited)

Note 6—Segment and Geographic Area Information

        AbbVie operates in one business segment—pharmaceutical products. Substantially all of AbbVie's U.S. sales are to three wholesalers. Outside the U.S., products are sold primarily to health care providers or through distributors, depending on the market served. Net sales of key products were as follows:

	Nine Months Ended September 30
	2012	2011
	(dollars in millions)
HUMIRA	$6,585	$5,754
TriCor/Trilipix	897	963
Kaletra	763	882
Niaspan	634	718
AndroGel	787	615
Lupron	589	602
Synagis	506	463
Sevoflurane	444	488
Synthroid	383	387
Norvir	280	282
Zemplar	276	306
Creon	248	230
All other	782	890

Combined Net Sales	$13,174	$12,580

Note 7—Incentive Stock Program

        Abbott maintains an incentive stock program for the benefit of its officers, directors, and certain employees, including certain AbbVie employees. The following disclosures represent the portion of Abbott's program in which AbbVie employees participate. All awards granted under the program consist of Abbott common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that AbbVie would have experienced as an independent, publicly-traded company for the periods presented. Information regarding the number of options outstanding and exercisable at September 30, 2012 is as follows:

	Outstanding	Exercisable
Number of shares	14,737,691	13,738,066
Weighted average remaining life (years)	3.8	3.7
Weighted average exercise price	$50.58	$49.95
Aggregate intrinsic value (in millions)	$258	$256

        The total unrecognized share-based compensation cost at September 30, 2012 amounted to approximately $117 million which is expected to be recognized over the next three years.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Condensed Combined Financial Statements (Continued)

September 30, 2012

(Unaudited)

Note 8—Business and Technology Acquisitions

        In the second quarter of 2012, AbbVie recorded a charge to acquired in-process and collaborations research and development of $110 million as a result of the acquisition of AP214, a drug under development for the prevention of acute kidney injury associated with major cardiac surgery in patients at increased risk. In the first quarter of 2012, AbbVie recorded a charge to acquired in-process and collaborations research and development of $150 million as a result of entering into a global collaboration to develop and commercialize an oral, next-generation JAK1 inhibitor in Phase II development with the potential to treat multiple autoimmune diseases. Additional payments of approximately $1.2 billion could be required for the achievement of certain development, regulatory and commercial milestones under this agreement. In the fourth quarter of 2011, AbbVie entered into a collaboration for the joint development and commercialization of second-generation oral antioxidant inflammation modulators resulting in a charge to acquired in-process and collaborations research and development of $400 million which was paid in the first quarter of 2012. In connection with the acquisition of Solvay's U.S. pharmaceuticals business, the achievement of a certain sales milestone resulted in a payment of approximately $134 million in the first quarter of 2012 for which a liability was previously established.

        In 2010, AbbVie entered into an agreement to acquire licensing rights outside the U.S., excluding certain Asian markets, to a product in development for the treatment of chronic kidney disease. In the first and second quarters of 2011, certain milestones were achieved and charges to acquired in-process and collaborations research and development of $100 million and $88 million were recorded. In the first quarter of 2012, $50 million of research and development expense was recorded related to the achievement of a clinical development milestone under this agreement. In addition, in the second quarter of 2011, AbbVie entered into an agreement to develop and commercialize a treatment of rheumatoid arthritis and psoriasis resulting in a charge to acquired in-process and collaborations research and development of $85 million.

Note 9—Financial Instruments, Derivatives and Fair Value Measures

        Various AbbVie foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. There were no contracts outstanding at September 30, 2012 and contracts totaling $249 million were outstanding at December 31, 2011. These contracts are designated as cash flow hedges of the variability of the cash flows due to changes in foreign exchange rates and are recorded at fair value. Accumulated gains and losses as of September 30, 2012 will be included in Cost of products sold at the time the products are sold, generally through the next twelve months. The amount of hedge ineffectiveness was not significant in 2012 and 2011.

        AbbVie enters into foreign currency forward exchange contracts to manage its exposure to foreign currency denominated trade payables and receivables. The contracts are marked-to-market, and resulting gains or losses are reflected in income and are generally offset by losses or gains on the foreign currency exposure being managed. At September 30, 2012 and December 31, 2011, AbbVie held $3.2 billion and $3.0 billion, respectively, of such foreign currency forward exchange contracts.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Condensed Combined Financial Statements (Continued)

September 30, 2012

(Unaudited)

Note 9—Financial Instruments, Derivatives and Fair Value Measures (Continued)

        The following table summarizes the amounts and location of certain derivative financial instruments as of September 30, 2012 and December 31, 2011:

	Fair Value—Assets			Fair Value—Liabilities
	Sept. 30 2012	Dec. 31 2011	Balance Sheet Caption	Sept. 30 2012	Dec. 31 2011	Balance Sheet Caption
	(dollars in millions)
Foreign currency forward exchange contracts—
Hedging instruments	$—	$18	Deferred income taxes,	$—	$—	Other accrued liabilities
Others not designated as hedges	21	21	prepaid expenses and other receivables	21	43

	$21	$39		$21	$43

        The following table summarizes the activity for foreign currency forward exchange contracts and the amounts and location of income (expense) and gain (loss) reclassified into income in the first nine months of 2012 and 2011. The amount of hedge ineffectiveness was not significant in 2012 and 2011 for forward contracts designated as hedges.

	Gain (loss) Recognized in Other Comprehensive Income (loss)		Income (expense) and Gain (loss) Reclassified into Income
	2012	2011	2012	2011	Income Statement Caption
	(dollars in millions)
Foreign currency forward exchange contracts designated as cash flow hedges	$(3)	$(12)	$16	$(2)	Cost of products sold
Foreign currency forward exchange contracts not designated as a hedge	n/a	n/a	(17)	33	Net foreign exchange loss (gain)

        The carrying values and fair values of certain financial instruments as of September 30, 2012 and December 31, 2011 are shown in the table below. The carrying values of all other financial instruments approximate their estimated fair values. The counterparties to financial instruments consist of select

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Condensed Combined Financial Statements (Continued)

September 30, 2012

(Unaudited)

Note 9—Financial Instruments, Derivatives and Fair Value Measures (Continued)

major international financial institutions. AbbVie does not expect any losses from nonperformance by these counterparties.

	September 30 2012		December 31 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(dollars in millions)
Long-term Investments—Equity securities	$203	$203	$229	$229
Foreign Currency Forward Exchange Contracts:
Receivable position	21	21	39	39
(Payable) position	(21)	(21)	(43)	(43)

        The following table summarizes the bases used to measure certain assets and liabilities at fair value on a recurring basis in the balance sheet:

		Basis of Fair Value Measurement
	Outstanding Balances	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(dollars in millions)
September 30, 2012:
Equity securities	$31	$31	$—	$—
Foreign currency forward exchange contracts	21	—	21	—

Total Assets	$52	$31	$21	$—

Foreign currency forward exchange contracts	$21	$—	$21	$—
Contingent consideration related to a business combination	241	—	—	241

Total Liabilities	$262	$—	$21	$241

December 31, 2011:
Equity securities	$58	$58	$—	$—
Foreign currency forward exchange contracts	39	—	39	—

Total Assets	$97	$58	$39	$—

Foreign currency forward exchange contracts	$43	$—	$43	$—
Contingent consideration related to a business combination	349	—	—	349

Total Liabilities	$392	$—	$43	$349

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Condensed Combined Financial Statements (Continued)

September 30, 2012

(Unaudited)

Note 9—Financial Instruments, Derivatives and Fair Value Measures (Continued)

        The fair value of the contingent consideration was determined with the assistance of an independent appraisal and was adjusted for the time value of money, exchange, payments and other changes in fair value.

Note 10—Goodwill and Intangible Assets

        Foreign currency translation and other adjustments increased goodwill in the first nine months of 2011 by approximately $91 million, while there were no significant changes in 2012. There were no reductions of goodwill relating to impairments or disposal of all or a portion of a business.

        The following table summarizes AbbVie's intangible assets:

	September 30 2012			December 31 2011
(dollars in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-lived intangible assets—
Developed product rights	$4,681	$2,916	$1,765	$4,675	$2,492	$2,183
License agreements	967	712	255	949	647	302

Total Finite-lived Intangible Assets	5,648	3,628	2,020	5,624	3,139	2,485
Indefinite-lived intangible assets—
In-Process research and development	411	—	411	425	—	425

Total Intangible Assets	$6,059	$3,628	$2,431	$6,049	$3,139	$2,910

        The indefinite-lived intangible assets relate to in-process research and development acquired in a business combination and include $381 million for the daclizumab asset recorded as part of the 2010 Facet acquisition. The estimated annual amortization expense for intangible assets is approximately $620 million in 2012, $510 million in 2013, $350 million in 2014, $275 million in 2015 and $140 million in 2016. Intangible asset amortization is included in cost of products sold in the combined statement of earnings. Amortizable intangible assets are amortized over 2 to 16 years (average 11 years for both developed product rights and license agreements).

Note 11—Restructuring Plans

        In 2012 and prior years, AbbVie management approved plans to realign its worldwide manufacturing operations and selected domestic and international commercial and research and development operations in order to reduce costs. In the third quarter 2012, AbbVie recorded a charge of approximately $150 million for employee severance and contractual obligations, primarily related to the exit from a research and development facility. Approximately $142 million is recorded as Research and development and $8 million as Selling, general and administrative. In the first nine months of 2011, AbbVie recorded $36 million to Cost of products sold, $18 million to Research and development and

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Condensed Combined Financial Statements (Continued)

September 30, 2012

(Unaudited)

Note 11—Restructuring Plans (Continued)

$49 million to Selling, general and administrative. The following summarizes the activity for these restructurings:

	2012	2011
	(dollars in millions)
Accrued balance at January 1	$90	$—
Restructuring charges	150	103
Payments and other adjustments	(9)	(68)

Accrued balance at September 30	$231	$35

        An additional $56 million and $7 million were recorded in the first nine months of 2012 and 2011, respectively, relating to these restructurings, primarily for accelerated depreciation, asset impairments and product transfer costs.

        In 2010, AbbVie management approved restructuring plans primarily related to the acquisition of Solvay Pharmaceuticals. These plans streamline operations, improve efficiencies and reduce costs in certain Solvay sites and functions as well as in certain AbbVie and Solvay commercial organizations in various countries. The following summarizes the activity for this restructuring:

	2012	2011
	(dollars in millions)
Accrued balance at January 1	$20	$112
Payments and other adjustments	(20)	(78)

Accrued balance at September 30	$—	$34

Note 12—Related Party Transactions

        Abbott provides certain services to AbbVie, which include administration of treasury, payroll, employee compensation and benefits, travel and meeting services, public and investor relations, real estate services, internal audit, telecommunications, information technology, corporate income tax and selected legal services. Some of these services will be provided to AbbVie on a temporary basis after the distribution. The financial information in these condensed combined financial statements does not necessarily include all the expenses that would have been incurred had AbbVie been a separate, stand-alone entity. As such, the financial information herein may not necessarily reflect the condensed combined financial position, results of operations and cash flows of AbbVie in the future or what they would have been had AbbVie been a separate, stand-alone entity during the periods presented. Management believes that the methods used to allocate expenses to AbbVie are reasonable. The allocation methods include relative sales, headcount, square footage, number of transactions or other measures. Excluding separation related expenses, these allocations totaled $599 million and $581 million for the nine months ended September 30, 2012, and 2011, respectively. Separation related expenses totaled approximately $122 million for the nine months ended September 30, 2012.

AbbVie

The Research-Based Pharmaceuticals Business of Abbott Laboratories

Notes to Condensed Combined Financial Statements (Continued)

September 30, 2012

(Unaudited)

Note 13—Subsequent Events

        AbbVie evaluated subsequent events for recognition or disclosure through November 16, 2012, the date the combined financial statements were available to be issued.

        On October 17, 2012 Reata Pharmaceuticals informed AbbVie that it is discontinuing the Phase III clinical study, known as BEACON, designed to evaluate bardoxolone methyl in diabetic patients with advanced chronic kidney disease. The discontinuation is based on a recommendation from the study's Independent Data Monitoring Committee regarding safety concerns due to "excess serious adverse events and mortality in the bardoxolone methyl arm." Reata and AbbVie will closely examine the data from this study to determine whether there is an appropriate path forward for the development of bardoxolone methyl in chronic kidney disease or other indications. AbbVie has the rights to bardoxolone methyl outside the U.S., excluding certain Asian markets. At September 30, 2012, AbbVie holds a $124 million equity investment in Reata and is evaluating the impact of this event on the carrying value of the investment.

        In November 2012, AbbVie Inc. issued approximately $14.7 billion of long-term debt with maturities ranging from 3 to 30 years. In addition, AbbVie expects to issue approximately $1.0 billion of short-term debt in the fourth quarter of 2012. The debt issued by AbbVie Inc. is guaranteed by Abbott with the guarantee expiring when AbbVie Inc. separates from Abbott.